As filed with the Securities and Exchange Commission on April___, 2008
Registration No. 333-148444
Registration No. 811-21095

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment No. 1	☑
Post-Effective Amendment No.	☐
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 28	☑
(Check appropriate box or boxes)

ANNUITY INVESTORS VARIABLE ACCOUNT C
(Exact Name of Registrant)
ANNUITY INVESTORS LIFE INSURANCE COMPANY ®
(Name of Depositor)
P.O. Box 5423, Cincinnati, Ohio 45201-5423
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number (800) 789-6771

Copy to:
MARK F. MUETHING, ESQ.	JOHN P. GRUBER, ESQ.
Executive Vice President and Secretary	Senior Vice President, General Counsel and Secretary
Annuity Investors Life Insurance Company	Annuity Investors Life Insurance Company
P.O. Box 5423	P.O. Box 5423
Cincinnati, Ohio 45201-5423	Cincinnati, Ohio 45201-5423
(Name and Address of Agent for Service)
KEVIN L. COONEY, ESQ.
Frost Brown Todd LLC
2200 PNC Center, 201 East Fifth Street
Cincinnati, Ohio 45202-4182

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this registration statement

It is proposed that this filing will become effective (check appropriate box)
___	immediately upon filing pursuant to paragraph (b) of rule 485
___	on (date) pursuant to paragraph (b) of Rule 485
___	60 days after filing pursuant to paragraph (a)(1) of Rule 485
___	on (date) pursuant to paragraph (a)(1) of Rule 485
___	75 days after filing pursuant to paragraph (a)(2) of Rule 485
If appropriate, check the following box:
___	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:	Units of interest in Annuity Investors Variable Account C under Flex(b) individual flexible premium deferred variable annuity contracts

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment, which specifically states that this registration statement should thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ANNUITY INVESTORS VARIABLE ACCOUNT C
Flex(b) Contract—File No. 333-148444
Cross-Reference Sheet

Form N-4 Part A Item No.	Heading in Prospectus

1. Cover Page	Cover Page

2. Definitions	Definitions; Glossary of Financial Terms
(Definitions used in specific sections are defined in those sections.)

3. Synopsis	Expense Tables; Overview

4. Condensed Financial Information
(a) Accumulation unit values	Condensed Financial Information, Appendix A
(b) Financial statements	Financial Statements

5. General Description of Registrant, Depositor and Portfolio Companies
(a) Depositor	Annuity Investors Life Insurance Company ®
(b) Registrant	The Separate Account
(c) Portfolio companies	The Portfolios, Appendix B: Portfolios
(d) Portfolios prospectuses	The Portfolios
(e) Voting	Voting of Portfolio Shares
(f) Administrator	Not Applicable

6. Deductions and Expenses
(a) Deductions	Fees and Charges; Guaranteed Living Withdrawal Benefit; Guaranteed
Minimum Withdrawal Benefit
(b) Sales load	Early Withdrawal Charge
(c) Special purchase plans	Waiver of Early Withdrawal Charges; Additional Information about
Waivers
(d) Commissions	Distribution and Compensation Arrangement
(e) Portfolio company expenses	Expense Tables; Expenses of the Portfolios
(f) Operating expenses	Expense Tables

7. General Description of Variable Annuity Contracts
(a) Persons with rights	Ownership Provisions; Annuitant Provisions; Beneficiary Provisions;
Payees under the Contract; Voting of Portfolio Shares
(b) (i) Allocations of premium payments	Purchase Payments and Allocations to Investment Options; Guaranteed
Living Withdrawal Benefit; Guaranteed Minimum Withdrawal Benefit
(ii) Transfers	Transfers; Guaranteed Living Withdrawal Benefit; Guaranteed Minimum Withdrawal Benefit
(iii) Exchanges	Not Applicable
(c) Changes in contracts or operations	The Contract; The Separate Account
(d) Inquiries	How Do I Contact the Company?
(e) Frequent transfer risks	Transfer Restrictions Related to Active Trading Strategies; Appendix
C: Transfer Restrictions

8. Annuity Period	Annuity Benefit; Settlement Options; Benefit Payments

9. Death Benefit	Death Benefit; Settlement Options

10. Purchases and Contract Values
(a) Purchases	Purchase Payments and Allocation to Investment Options; Glossary of
Financial Terms
(b) Impact of portfolio company investment	Accumulation Unit Value, Net Investment Factor
performance

1

Form N-4 Part A Item No.	Heading in Prospectus

(c) Daily calculation	Purchase Payments and Allocation to Investment Options; Glossary of
Financial Terms
(d) Underwriter	Distribution and Compensation Arrangements

11. Redemptions
(a) Redemptions	Withdrawals and Surrenders
(b) Texas Optional Retirement Program	Not applicable
(c) Check delay	Withdrawals and Surrenders
(d) Involuntary redemption	Transfers; Our Right to Terminate
(e) Free look	Your Right to Cancel

12. Taxes	Federal Tax Matters

13. Legal Proceedings	Annuity Investors Life Insurance Company

14. Table of Contents for Statement of Additional Information	Statement of Additional Information

Form N-4 Part B Item No.	Heading in Prospectus or SAI (as indicated)

15. Cover Page	(SAI) Cover Page

16. Table of Contents	(SAI) Table of Contents

17. General Information and History	(SAI) General Information and History

18. Services
(a) Fees and expenses of registrant	(Prospectus) Expense Tables
(b) Management contracts	Not Applicable
(c) Custodian	Not Applicable
Independent auditors	(SAI) Experts
(d) Assets of registrant	Not Applicable
(e) Affiliated persons	Not Applicable
(f) Principal underwriter	Not Applicable

19. Purchase of Securities Being Offered
(a) Purchases	See Items No. 6(a), 6(b), 6(c) and 7(b) above
(b) Sales load	See Items No. 6(b), 6(c), 6(d) and 10(d) above
(c) Frequent transfer arrangements	Not Applicable

20. Underwriters	See Item 10(d) above

21. Calculation of Performance Data
(a) Money market funded subaccounts	(SAI) Standardized Yield for the Money Market Subaccount
(b) Other subaccounts	(SAI) Performance Information

22. Annuity Payments	(Prospectus) Calculation of Benefit Payments, Benefit Unit Value
(SAI) Benefits Units-Transfer Formulas

23. Financial Statements	(SAI) Financial Statements
Form N-4 Part C
Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of the Registration Statement.

2

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT C
Flex(b)
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITIES
PROSPECTUS DATED MAY 1, 2008
This prospectus describes an individual flexible premium deferred annuity contract (the “Contract”). Annuity Investors Life Insurance Company® (the “Company”) is the issuer of the Contract.
The Contract is available for tax-qualified and non-tax-qualified annuity purchases. The tax treatment of annuities is discussed in the Federal Tax Matters section of this prospectus.
The Contract offers tax-deferred treatment of earnings, Annuity Benefits, two optional guaranteed withdrawal benefits, a Death Benefit, and an optional Enhanced Death Benefit. The Contract offers both variable and fixed investment options.
The variable investment options are Subaccounts of Annuity Investors® Variable Account C (the “Separate Account”). The Contract currently offers 43 Subaccounts. Each Subaccount invests in shares of a registered investment company or a portfolio of a registered investment company (each, a “Portfolio”). The Portfolios are listed below.

AIM Variable Insurance Funds	Franklin Templeton Variable Insurance Products Trust
-AIM V.I. Capital Development Fund-Series II Shares	-Mutual Shares Securities Fund-Class 2
-AIM V.I. Global Real Estate Fund-Series II Shares	-Franklin U.S. Government Fund-Class 2
-AIM V.I. International Growth Fund-Series II Shares	-Templeton Foreign Securities Fund-Class 2
-AIM V.I. Mid Cap Core Equity Fund-Series II Shares
-AIM V.I. Small Cap Equity Fund-Series I Shares	Janus Aspen Series
-Janus Aspen Balanced Portfolio-Service Shares
AllianceBernstein Variable Products Series Fund, Inc.	-Janus Aspen International Growth Portfolio-Service Shares
-International Value Portfolio-Class B Shares	-Janus Aspen Large Cap Growth Portfolio-Service Shares
-Janus Aspen Mid Cap Growth Portfolio-Service Shares
American Century Variable Portfolios
-American Century VP Large Company Value Fund-Class II	Neuberger Berman Advisers Management Trust
-American Century VP Mid Cap Value Fund-Class II	-Neuberger Berman AMT Guardian Portfolio-Class S
-American Century VP Vista SM Fund-Class I
Oppenheimer Variable Account Funds
Calamos® Advisors Trust	-Oppenheimer Balanced Fund/VA-Service Shares
-Calamos Growth and Income Portfolio	-Oppenheimer Capital Appreciation Fund/VA-Service Shares
-Oppenheimer Global Securities Fund/VA-Service Shares
Davis Variable Account Fund, Inc.	-Oppenheimer Main Street Fund®/VA-Service Shares
-Davis Value Portfolio	-Oppenheimer Main Street Small Cap Fund/VA-Service Shares

The Dreyfus Socially Responsible Growth Fund, Inc.-	PIMCO Variable Insurance Trust
Service Shares	-PIMCO VIT High Yield Portfolio-Administrative Class
-PIMCO VIT Real Return Portfolio-Administrative Class
Dreyfus Stock Index Fund, Inc.-Service Shares	-PIMCO VIT Total Return Portfolio-Administrative Class

Dreyfus Investment Portfolios	Van Kampen-The Universal Institutional Funds, Inc.
-Dreyfus IP MidCap Stock Portfolio-Service Shares	-Van Kampen UIF Core Plus Fixed Income Portfolio-Class I
-Van Kampen UIF Mid Cap Growth Portfolio-Class I
Dreyfus Variable Investment Funds	-Van Kampen UIF U.S. Mid Cap Value Portfolio-Class I
-Dreyfus VIF Money Market Portfolio
-Van Kampen UIF Value Portfolio-Class I
DWS Variable Series II
-DWS Global Thematic VIP-Class A	Wilshire Variable Insurance Trust
Financial Investors Variable Insurance Trust	-Wilshire 2015 Moderate Fund
-Ibbotson Balanced ETF Asset Allocation Portfolio-Class II	-Wilshire 2025 Moderate Fund
-Ibbotson Conservative ETF Asset Allocation Portfolio-Class II	-Wilshire 2035 Moderate Fund
-Ibbotson Growth ETF Asset Allocation Portfolio-Class II
-Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II

The Contract currently offers one fixed investment option: the Fixed Accumulation Account. This fixed investment option is provided through the Company’s Fixed Account.
This prospectus includes information you should know before investing in a Contract. This prospectus is not complete without the current prospectuses for the Portfolios. Please keep this prospectus and the Portfolio prospectuses for future reference.
A Statement of Additional Information (“SAI”), dated May 1, 2008, contains more information about the Separate Account and the Contract. The SAI is part of this prospectus. The table of contents for the SAI is printed on the last page of this prospectus. For a free copy of the SAI, complete and return the form on the last page of this prospectus, or call us at 1-800-789-6771. You may also access the SAI (as well as all other documents filed with the Securities and Exchange Commission (“SEC”) with respect to the Contract, the Separate Account or the Company) at the SEC’s web site: www.sec.gov. The registration number for the Contract is 333-148444.
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
•	The Contract may be sold by a bank or credit union, but it is not a deposit or obligation of the bank or credit union or guaranteed by the bank or credit union.

•	The Contract is not FDIC or NCUSIF insured.

•	The Contract involves investment risk and may lose value.
Contract Availability
The Contract is not available in all states. To find out if it is available in the state where you live, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
Right to Cancel
You may cancel your Contract within 20 days after you receive it. The right to cancel may be longer in some states. In many states, you will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.
Riders
This contract offers two optional riders that provide guaranteed withdrawal benefits—the Guaranteed Lifetime Withdrawal Benefit Rider and the Guaranteed Minimum Withdrawal Benefit Rider. It also offers an optional Enhanced Death Benefit Rider. The Riders may not be available in all states. For additional information about the availability of the Riders, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-5423, or call us at 1-800-789-6771.
Overview
A brief overview of the Contract is included on pages 9-11 of this prospectus.

TABLE OF CONTENTS

DEFINITIONS	1
EXPENSE TABLES	4
Contract Owner Transaction Expenses	4
Annual Contract Maintenance Fee	5
Separate Account Annual Expenses	5
Total Annual Portfolio Operating Expenses	6
Examples	7
FINANCIAL INFORMATION	9
Condensed Financial Information	9
Financial Statements	9
OVERVIEW	9
What is the Separate Account?	9
What Is the Contract?	9
What Benefits Are Available under the Contract?	9
What Are the Risks Related to the Contract?	10
How Do I Purchase or Cancel a Contract?	10
What Fees and Charges Apply to the Contract?	10
Will Any Charges or Penalties Apply if I Make Withdrawals or Surrender or Annuitize the Contract?	10
How Do I Contact the Company?	11
THE PORTFOLIOS	12
Overview	12
Portfolios, Advisors and Portfolio Investment Categories	12
PURCHASE PAYMENTS AND ALLOCATIONS TO INVESTMENT OPTIONS	15
Overview	15
Purchase Payments	15
Current Restrictions on Purchase Payment Amounts	15
Processing of Purchase Payments	15
Allocations to Investment Options	15
Current Restrictions on Allocations	16
Subaccount Options	16
Fixed Accumulation Account	16
FEES AND CHARGES	17
Fees and Charges by the Company	17
Contract Maintenance Fee	17
Transfer Fee	18
Early Withdrawal Charge	19
Administration Charge	19
Mortality and Expense Risk Charge	20
Guaranteed Lifetime Withdrawal Benefit Rider Charge	20
Guaranteed Minimum Withdrawal Benefit Rider Charge	21
Daily Charges in Leap Years	21
Premium Taxes	21
Expenses of the Portfolios	21
Waiver of Early Withdrawal Charges	21
Waivers under the Free Withdrawal Privilege	21
Waivers for Contracts with a Tax Sheltered Annuity Endorsement	21
Waivers for Certain Annuitizations	21
Extended Care Waiver	22
Terminal Illness Waiver	22
Disability Waiver	22
Additional Information about Waivers	22
Discretionary Waivers of Fees or Charges	22
State Limitations	22
TRANSFERS	23

Transfers	23
Current Restrictions on Transfers from the Subaccounts	23
Current Restrictions on Transfers to and from the Fixed Accumulation Account	23
How to Request a Transfer	23
Automatic Transfer Programs	24
Changes in or Termination of Automatic Transfer Programs	25
Transfer Restrictions Related to Active Trading Strategies	25
WITHDRAWALS AND SURRENDERS	27
Withdrawals	27
Surrenders	27
Deferral of Payment	28
Systematic Withdrawal	28
LIFETIME GRIP-GUARANTEED LIFETIME WITHDRAWAL BENEFIT	29
Introduction to Lifetime GRIP	29
Definitions	29
Activation of the Rider	30
Required Allocations to Designated Subaccounts	31
Rider Charge	31
Benefit Start Date	32
Benefit Payments	32
Benefit Amount	32
Minimum Benefit	33
Benefit Percentage	33
Benefit Base Amount	33
Rollup Amounts	33
Excess Withdrawal Adjustments	34
Resetting the Benefit Base Amount	35
Termination of Benefit Payments	35
Enhanced Benefit After Age 65-Lifetime GRIP plus	35
Enhanced Benefit After Age 65-Lifetime GRIP plus	35
Spousal Benefit	36
Impact of the Rider on the Contract	36
Rider Provisions Related to Loans	37
Impact of Rider Benefit Payments and Charges	37
Termination of the Rider	37
Example of Impact of Excess Withdrawal on Benefits	38
Examples of Benefit Base Amount Calculation	39
PAYPLAM-GUARANTEED MINIMUM WITHDRAWAL BENEFIT	41
Introduction to PayPlan	41
Definitions	41
Activation of the Rider	42
Required Allocations to Designated Subaccounts	42
Rider Charge	43
Benefit Start Date	43
Benefit Payments	43
Benefit Amount	44
Minimum Benefit	44
Benefit Base Amount	44
Excess Withdrawal Adjustments	44
Resetting the Benefit Base Amount	45
Duration of Benefits	45
Impact of the Rider on the Contract	45
Rider Provisions Related to Loans	46
Impact of Rider Benefit Payments and Charges	46
Termination of the Rider	46
Example of Impact of Excess Withdrawal on Benefits	47
Examples of Benefit Base Amount Calculation	48

CONTRACT LOANS	50
ANNUITY BENEFIT	51
Definitions	51
Annuity Benefit	51
Annuity Commencement Date	51
Annuity Benefit Amount	51
Form of Annuity Benefit Payments	51
Annuity Benefit Distribution Rules	52
Person Who Receives Annuity Benefit Payments	52
DEATH BENEFIT	53
Definitions	53
Death Benefit	53
Death Benefit Amount under the Standard Contract	53
Enhanced Death Benefit Rider	53
Allocations and Transfers of Death Benefit Amount	54
Death Benefit Commencement Date	54
Form of Death Benefit Payments	54
Death Benefit Distribution Rules	55
Application of a Death Benefit to a Settlement Option	55
Person Who Receives Death Benefit Payments	55
Step Up in Account Value for Your Spouse as Successor Owner	55
SETTLEMENT OPTIONS	57
Settlement Options	57
Payments under Settlement Options	57
Nonhuman Payees under a Settlement Option	57
Considerations in Selecting a Settlement Option and Payment Forms	58
CALCULATION OF BENEFIT PAYMENTS	59
Benefit Payments	59
Fixed Dollar Payments	59
Variable Dollar Payments	59
GLOSSARY OF FINANCIAL TERMS	61
Account Value	61
Fixed Account Value	61
Variable Account Value	61
Accumulation Units	61
Accumulation Unit Value	61
Benefit Unit Value	62
Net Investment Factor	62
THE CONTRACT	63
Your Right to Cancel	63
Our Right to Terminate	63
Ownership Provisions	63
Owner	63
Successor Owner	64
Joint Owners	64
Transfer of Ownership	64
Assignment	64
Annuitant Provisions	64
Annuitant	65
Beneficiary Provisions	65
How to Designate a Beneficiary or Change a Designation	65
Payees under the Contract	65
Payees	65
Designation of Other Payees	66
ANNUITY INVESTORS LIFE INSURANCE COMPANY®	67
THE SEPARATE ACCOUNT	67
VOTING OF PORTFOLIO SHARES	68

v

DEFINITIONS
The capitalized terms defined in this section of the prospectus will have the meanings given to them when used in this prospectus. Other terms that have a specific meaning under the Contract, but which are not defined in this section, will be explained in the section of this prospectus where they are primarily used.
Account Value
The sum of your “variable account value” and your “fixed account value.”
•	Your “variable account value” is the value of your interest in all of the Subaccounts.

•	Your “fixed account value” is the value of your interest in the Fixed Accumulation Account.
See the Glossary of Financial Terms section of this prospectus for an explanation of how “variable account value” and “fixed account value” are calculated.
Accumulation Unit
A unit of measure used to calculate the value of a Subaccount before the Commencement Date. The value of an Accumulation Unit is referred to as the “Accumulation Unit Value.”
See the Glossary of Financial Terms section of this prospectus for additional information about Accumulation Units and an explanation of how Accumulation Unit Values are calculated.
Annuitant
The natural person on whose life Annuity Benefit payments are based.
More information about the Annuitant is included in the Contract section of this prospectus.
Annuity Benefit
The payments that may be made under the Annuity Benefit section of the Contract.
Beneficiary
The person entitled to receive any Death Benefit that is to be paid under the Contract.
More information about the Beneficiary is included in the Contract section of the prospectus.
Benefit Unit
A unit of measure used to determine the dollar value of any variable dollar payments after the Commencement Date. The value of a Benefit Unit is referred to as the “Benefit Unit Value.”
See the Calculation of Benefit Payments and Glossary of Financial Terms sections of this prospectus for additional information about Benefit Units and an explanation of how Benefit Unit Values are calculated.
Company
Annuity Investors Life Insurance Company®.
•	The words “we” “us” and “our” in this prospectus also refer to Annuity Investors Life Insurance Company®.
Commencement Date
The Annuity Commencement Date if an Annuity Benefit is payable or the Death Benefit Commencement Date if a Death Benefit is payable.

•	The Annuity Commencement Date is the first day of the first payment interval for which payment of an Annuity Benefit is to be made. The Annuity Commencement Date on the Contract effective date is shown on the Contract specifications page.

•	The Death Benefit Commencement Date is (1) the first day of the first payment interval for a Death Benefit that is paid as periodic payments or (2) the date of payment for a Death Benefit that is paid as a lump sum.

Contract
A contract described in this prospectus.
•	The term “Contract” includes any riders or endorsements to the Contract, any application for the Contract, and any application for a rider or an endorsement to the Contract.
Contract Anniversary
The date in each year that is the annual anniversary of the Contract effective date. The Contract effective date is the date that the Contract is issued. The Contract effective date is set out on the Contract specifications page.
Contract Year
Each 12 month period that begins on the Contract effective date or on a Contract Anniversary.
Death Benefit
The benefit described in the Death Benefit section of the Contract.
Fixed Account
The Fixed Account is part of the Company’s general account. The Fixed Accumulation Account is provided through the Fixed Account.
Owner
The owner of the Contract.
•	The words “you” and “your” in this prospectus also refer to the Owner.
Portfolio
A registered investment company or a portfolio of a registered investment company in which the corresponding Subaccount invests. The Portfolios are listed on the cover page of this prospectus.
Purchase Payment
An amount received by us for the Contract. This amount is after the deduction of applicable premium or other taxes.
Separate Account
Annuity Investors Variable Account C, which is an account that was established and is maintained by the Company.
Subaccount
A subdivision of the Separate Account. Each Subaccount invests in the shares of the corresponding Portfolio listed on the cover page of this prospectus.
Surrender Value
An amount equal to your Account Value as of the end of the applicable Valuation Period, reduced by:
•	any fees or charges that would apply upon a surrender;

•	any applicable premium tax or other taxes not previously deducted; and

•	the outstanding balance of any loans.
SEC
Securities and Exchange Commission.
Tax Qualified Contract
A contract that is intended to qualify for special tax treatment for certain retirement savings arrangements. The Contract specifications page indicates whether the Contract is a Tax-Qualified Contract.
Valuation Date
Each day on which the New York Stock Exchange is open for business.

Valuation Period
The period starting at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date.
Written Request
Information provided to us or a request made to us that is:
•	complete and satisfactory to us;

•	on our form or in a manner satisfactory to us; and

•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.
A Written Request may, at our discretion, be made by telephone or electronic means.
We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.

EXPENSE TABLES
These tables describe the fees and expenses you will pay when you buy your Contract, during the time that you own your Contract, and when you withdraw money from your Contract.
The first table describes the fees and expenses that you will pay at the time you buy your Contract, withdraw money from your Contract, surrender your Contract, annuitize your Contract, make a transfer between investment options, or borrow money under the Contract. Premium taxes may also be deducted.
Contract Owner Transaction Expenses

	Current	Maximum
Sales load imposed on Purchase Payments	None	None
Early withdrawal charge imposed on withdrawals and on surrender or annuitization	8.00%	8.00%
(as a percentage of the Purchase Payment withdrawn, surrendered or annuitized)
This charge applies to each Purchase Payment separately. The charge on each Purchase Payment decreases to zero after 4 years.

Transfer Fee	$25 *	$30
* This fee currently applies to transfers in excess of 12 in any Contract Year.
Annual Automatic Transfer Program Fee	None	$30
Annual Systematic Withdrawal Fee	None	$30
Loan Interest Spread**	3.00%	5.00%

**	The Loan Interest Spread is the difference between the amount of interest we charge you for a loan and the amount of interest we credit to that portion of your Account Value used to secure the loan. Loans are available only on certain Tax Qualified Contracts.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.
Annual Contract Maintenance Fee

Annual Contract Maintenance Fee	$30
Separate Account Annual Expenses
Separate Account annual expenses are shown as a percentage of average account value.

	Standard	Contract with Enhanced
	Contract	Death Benefit Rider
Mortality and Expense Risk Charge	1.10%	1.30%
Administration Charge	0.15%	0.15%
Total Separate Account Annual Expenses	1.25%	1.45%
The Enhanced Death Benefit Rider is optional and the higher mortality and expense risk charge is assessed only if you select the Rider when you buy your Contract. See the Death Benefit section of this prospectus for more information about this Rider.

	Current	Maximum
	Charge	Charge
Guaranteed Lifetime Withdrawal Benefit Rider
Basic Rider	0.65%	1.50%
(Lifetime GRIP)
Rider with Enhanced Benefit	0.80%	1.80%
(Lifetime GRIPplus)
Rider with Spousal Benefit	0.80%	1.80%
(Lifetime GRIP with Spousal Benefit)
Rider with Enhanced Benefit and Spousal Benefit	0.95%	2.10%
(Lifetime GRIPplus with Spousal Benefit)
Guaranteed Minimum Withdrawal Benefit Rider	0.40%	1.00%
(PayPlan)
•	Only one of these optional Riders may be activated and in effect at any point in time.

•	Guaranteed withdrawal benefit rider charges are assessed only if you activate one of these optional Riders. Rider charges are calculated as a percentage of the Benefit Base Amount determined under the Rider. The Benefit Base Amount starts with the Account Value of the Contract on the date that the Rider is activated. However, after activation, the Benefit Base Amount will not reflect income, gains, or losses in your Account Value unless you elect to reset the Benefit Base Amount.

•	After a Rider is activated, “excess withdrawals” from the Contract will reduce the Benefit Base Amount by the same percentage as the percentage reduction in the Account Value.
See the Guaranteed Lifetime Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit sections of this prospectus for more information about these Riders.

The next table shows the minimum and maximum total operating expenses of the Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus of that Portfolio.
Total Annual Portfolio Operating Expenses
(expenses that are deducted from Portfolio assets, including management fees, distribution and service (12b-1) fees, acquired fund fees and expenses, and other expenses)

	Minimum	Maximum
Before any fee reduction or expense reimbursement	0.52%	39.60%
After contractual fee reductions and/or expense reimbursements*	0.52%	1.67%

*	Contractual fee reductions and/or expense reimbursements related to a Portfolio will continue for a period that ends on a specific date. The shortest period will end on February 28, 2009 and the longest period will end on May 1, 2009.

The information about Portfolio expenses that we used to prepare this table was provided to us by the Portfolios. We have not independently verified the Portfolio expense information. The minimum and maximum expenses shown in the table are for the year ended December 31, 2007. Actual expenses of a Portfolio in future years may be higher or lower.
The Portfolios in the Financial Investors Variable Insurance Trust (Ibbotson portfolios) and the Wilshire Variable Insurance Trust (Wilshire portfolios) are structured as “fund of funds” and invest in other investment companies (“Acquired Funds”). As a result, each Ibbotson portfolio and each Wilshire portfolio will likely incur higher expenses than funds that invest directly in securities.
The minimum expenses, both before and after any fee reduction and/or expense reimbursement, are the expenses of the Dreyfus Stock Index Fund, Inc.
The maximum expenses before any fee reduction or expense reimbursement are the expenses of the Ibbotson Conservative ETF Asset Allocation Portfolio. The advisor and sub-advisor to this Ibbotson Portfolio have contractually agreed to jointly waive its management fee and sub-advisory fee, respectively, and/or reimburse expenses so that the total annual portfolio operating expenses, excluding Acquired Fund fees and expenses and extraordinary expenses (“excluded expenses”), do not exceed a maximum of 0.73% of Class II shares average daily net assets through April 30, 2009. The addition of excluded expenses may cause the total annual portfolio operating expenses to exceed the 0.73% for Class II shares agreed to by the advisor and sub-advisor to this Ibbotson Portfolio.
The maximum expenses after fee reductions and/or expense reimbursements are the expenses of the Wilshire Moderate Fund with the longest target maturity date. The adviser to this Wilshire Fund has contractually agreed to waive fees and/or reimburse expenses through April 30, 2009, so that the total annual operating expenses for the Wilshire Fund, excluding the fees and expenses of the Acquired Fund, will not exceed 0.50% (“expense limitation”). The Wilshire Fund, for a period not to exceed three years from commencement of operations, will repay its adviser any expenses in excess of the expense limitation, provided the Wilshire Fund is able to effect such reimbursement and remain in compliance with the expense limitation.

Examples
These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include:
•	early withdrawal charges (described in the first table above);

•	annual contract maintenance fee and Separate Account annual expenses (described in the second table above); and

•	Portfolio operating expenses (described in the third table above).
Your actual costs may be higher or lower than the costs shown in the examples.
Example 1: Contract with Optional Withdrawal Benefit Rider, Optional Death Benefit Rider, and Maximum Fund Operating Expenses and Rider Charges
Assumptions:
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.

•	You activate the Guaranteed Lifetime Withdrawal Benefit Rider with both the Enhanced Benefit and the Spousal Benefit when you purchase your Contract and the maximum rider charge of 2.10% is incurred.

•	You select the Enhanced Death Benefit Rider when you purchase your Contract.

•	The annual contract maintenance fee of $30 and Separate Account annual expenses of 1.45% are incurred.

•	The maximum Portfolio expenses before reimbursement (39.60%) or after reimbursement (1.67%) are incurred.

•	Table #1 assumes that you surrender or annuitize your Contract at the end of the indicated period and the applicable early withdrawal charge is incurred.

•	Table #2 assumes that you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract for life or for a fixed period of at least 10 years at the end of the period.

Table #1: If you surrender or annuitize your Contract at the end of the period, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$4,073	$8,422	$11,237	$15,987
After reimbursement	$1,363	$2,365	$3,477	$6,911
Table #2: If you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract for life or for a fixed period of at least 10 years at the end of the period, your costs would be:

	1 year	3 years	5 years	10 years
Before reimbursement	$3,273	$7,822	$10,387	$15,987
After reimbursement	$563	$1,765	$3,077	$6,911

Example 2: Contract with No Riders and Minimum Fund Operating Expenses
Assumptions:
•	You invest $10,000 in the Contract for the periods indicated and your investment has a 5% return each year.

•	You do not activate either guaranteed withdrawal benefit rider at any time during the indicated period.

•	You do not select the Enhanced Death Benefit Rider when you purchase your Contract.

•	The annual contract maintenance fee of $30 and Separate Account annual expenses of 1.25% are incurred.

•	The minimum Portfolio expenses (0.52%) are incurred.

•	Table #1 assumes that you surrender or annuitize your Contract at the end of the indicated period and the applicable early withdrawal charge is incurred.

•	Table #2 assumes that you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract for life or for a fixed period of at least 10 years at the end of the period.

Table #1: If you surrender or annuitize your Contract at the end of the period, your costs would be:

1 year	3 years	5 years	10 years
$1,013	$1,288	$1,635	$2,976
Table #2: If you keep your Contract and leave your money in your Contract for the entire period or you annuitize your Contract for life or for a fixed period of at least 10 years at the end of the period, your costs would be::

1 year	3 years	5 years	10 years
$213	$688	$1,235	$2,976

FINANCIAL INFORMATION
Condensed Financial Information
Because the offering and sale of the Contracts will begin as of the date of this prospectus, there is no historical condensed financial information for the Subaccounts that relates to the Contracts.
Financial Statements
The financial statements and reports of the independent registered public accounting firm of the Company and of the Separate Account are included in the Statement of Additional Information.
OVERVIEW
What is the Separate Account?
The Separate Account is an account that was established and is maintained by the Company. It is a unit investment trust registered with the SEC under the Investment Company Act of 1940.
The Separate Account is divided into Subaccounts. Each Subaccount invests in shares of the corresponding Portfolio listed on the cover page of this prospectus. If you choose a variable investment option, you are investing in a Subaccount, not directly in the corresponding Portfolio.
What Is the Contract?
The Contract is an individual deferred variable annuity, which is an insurance product. It is a contract between you and the Company, under which we promise to pay a stream of payments to you at some future date. Like other variable annuities, it is designed to be a long-term investment, to meet retirement and other long-range goals.
The Contract offers both variable and fixed investment options to which you can allocate Purchase Payments. The value of your investment as a variable annuity owner will vary depending on the performance of the investment options you choose.
What Benefits Are Available under the Contract?

Annuity Benefit	If you annuitize your Contract, we promise to pay a stream of Annuity Benefit payments for the duration of the settlement option selected. This feature helps protect you against the possibility that you will outlive your assets.

Death Benefit	We will generally pay a Death Benefit to your Beneficiary if you die before the Annuity Commencement Date and before you surrender the Contract.

Optional Enhanced Death Benefit	If you select the Enhanced Death Benefit Rider when you purchase your Contract, it will ensure that historical Account Values are considered in the calculation of the Death Benefit.
You cannot terminate this Rider after the Contract effective date.

Optional Guaranteed Withdrawal Benefits	If you choose to activate the Guaranteed Lifetime Withdrawal Benefit Rider, it will provide a lifetime withdrawal benefit, up to a certain amount each benefit year.
If you choose to activate the Guaranteed Minimum Withdrawal Benefit Rider, it will provide a minimum withdrawal benefit, up to a certain amount each benefit year.
Only one of these Riders may be activated and in effect at any point in time. In addition, you cannot activate either of these Riders if in the future we are no longer issuing that Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.
If you activate one of these Riders, your investment options will be restricted. Excess Withdrawals can adversely affect the benefits provided by these Riders.

Tax Deferral	Your Contract is tax-deferred. This means you pay no taxes on the interest and investment gains in your Contract until you withdraw money from your Contract. You may transfer money from one investment option to another within your Contract without paying tax at the time of the transfer.

If your Contract was issued in conjunction with a retirement arrangement that provides tax deferral, the Contract will not provide additional tax deferral and should be purchased for its other benefits and features.

What Are the Risks Related to the Contract?
•	The variable investment options to which you allocate Purchase Payments may lose value, which would cause your Account Value to decrease.

•	Claims related to the annuity, death or guaranteed withdrawal benefits are backed only by the claims paying ability of the Company.

•	An early withdrawal charge may apply if you withdraw money from your Contract or surrender or annuitize your Contract.

•	If you withdraw money from your Contract or surrender your Contract before age 59 1/2, a penalty tax may be applicable.
How Do I Purchase or Cancel a Contract?
The requirements to purchase a Contract are explained in The Contract section of this prospectus. You may purchase a Contract only through a registered securities representative.
You may cancel your Contract within 20 days after you receive it. The right to cancel may be longer in some states. In many states, you will bear the risk of investment gain or loss on any amounts allocated to the Subaccounts before cancellation. The right to cancel is described more fully in the Right to Cancel section of this prospectus.
What Fees and Charges Apply to the Contract?
We will charge the fees and charges listed below.

•	An annual Contract maintenance fee

•	A transfer fee for certain transfers among investment options

•	An early withdrawal charge, if applicable

•	An administration charge

•	A mortality and expense risk charge

•	Rider charges, if applicable

•	Premium taxes, if any

We may reduce or waive a fee or charge as discussed in the Fees and Charges section of this prospectus. The mortality and expense risk charge may never be entirely waived.
In addition to fees and charges under the Contract, the Portfolios incur expenses that are passed through to you. Portfolio expenses for the fiscal year ended December 31, 2007 are described in the prospectuses and statements of additional information for the Portfolios.
Will Any Charges or Penalties Apply if I Make Withdrawals or Surrender or Annuitize the Contract?
An early withdrawal charge may apply if you make withdrawals from your Contract, surrender your Contract or annuitize your Contract. This early withdrawal charge is sometimes called a deferred sales load or a surrender charge. The early withdrawal charge is described in the Fees and Charges section of this prospectus.
In addition, we will deduct the annual Contract maintenance fee and applicable rider charges when you surrender your Contract. The Contract maintenance fee is described in the Fees and Charges section of this prospectus. Rider charges are described in the Guaranteed Lifetime Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit sections of this prospectus.
If you withdraw money from or surrender a Tax-Qualified Contract, the full amount withdrawn or surrendered is generally subject to income tax. If you withdraw money from or surrender any other Contract, only the amount representing gains is subject to income tax. If you are under age 59 1/2, the taxable amount is also generally subject to a 10% federal penalty tax. Tax consequences of a withdrawal or a surrender are described more fully in the Federal Tax

Matters section of this prospectus. The right to withdraw or surrender may be restricted under certain tax-qualified retirement arrangements.
How Do I Contact the Company?
Any questions or inquiries should be directed to our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. Please include your Contract number and your name. You may also call us at 1-800-789-6771 or contact us through our web site, www.gafri.com.

THE PORTFOLIOS
Overview
The Separate Account currently is divided into 43 Subaccounts. Each Subaccount invests in the corresponding Portfolio listed below. The current Portfolio prospectuses, which accompany this prospectus, contain additional information concerning the Portfolio’s investment objectives, policies and practices, its investment advisor and other service providers, and its expenses. There is no assurance that the Portfolios will achieve their stated objectives. The SEC does not supervise the management or the investment policies and/or practices of any of the Portfolios.
You should read the Portfolio prospectuses carefully before making any decision concerning the allocation of Purchase Payments to, or transfers among, the Subaccounts. For a copy of the prospectus of any Portfolio, which contains more complete information about the Portfolio, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, OH 45201-4523, or call us at 1-800-789-6771.
You are responsible for choosing Subaccounts and making allocations that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. In making these decisions, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you. You bear the risk that the value of your Contract may decline as a result of the performance of the Subaccounts you have chosen. Therefore, you should carefully consider any decisions regarding Purchase Payment allocations and transfers to a Subaccount. You should monitor and periodically re-evaluate your investment allocations to determine if they are still appropriate. We do not provide investment advice and we do not recommend or endorse any of the available as investment options in the Contract.
If you choose a variable investment option, you are investing in a Subaccount, not directly in the corresponding Portfolio. Dividends and capital gains distributed by the Portfolios are not distributed to Contract owners. These dividends and capital gains are distributed to the Separate Account, reinvested in the Separate Account, and reflected in Accumulation Unit Values.
The Portfolios are available only through insurance company separate accounts and certain qualified retirement arrangements. Though a Portfolio may have a name and/or investment objectives that are similar to those of a publicly available mutual fund, and/or may be managed by the same investment advisor that manages a publicly available mutual fund, the performance of the Portfolio is entirely independent of the performance of any publicly available mutual fund. Neither the Company nor the Portfolios make any representations or assurances that the investment performance of any Portfolio will be the same or similar to the investment performance of any publicly available mutual fund.
We select the portfolios offered through the Contracts. We may consider various factors in portfolio selection, including, but not limited to, asset class coverage, the strength of the reputation and tenure of the investment advisor and any sub-advisor, brand recognition, performance, and the capability and qualification of each investment firm. We may also consider whether the portfolio, its investment adviser or one of its service providers will make payments to us in connection with certain administrative, marketing, and support services. See the Distribution and Compensation Arrangements section of this prospectus for additional information.
Portfolios, Advisors and Portfolio Investment Categories

Portfolio	Advisor	Investment Category
AIM Variable Insurance Funds
AIM V.I. Capital Development Fund—Series II Shares	A I M Advisors	Mid cap growth
AIM V.I. Global Real Estate Fund—Series II Shares	A I M Advisors	Specialty—real estate
AIM V.I. International Growth Fund—Series II Shares	A I M Advisors	Foreign large cap growth
AIM V.I. Mid Cap Core Equity Fund—Series II Shares	A I M Advisors	Mid cap blend
AIM V.I. Small Cap Equity Fund—Series I Shares	A I M Advisors	Small cap blend
AllianceBernstein Variable Products Series Fund, Inc.
International Value Portfolio—Class B Shares	AllianceBernstein	Foreign large cap value
American Century Variable Portfolios, Inc.
American Century VP Large Company Value Fund—Class II Shares	American Century Investment Management	Large cap value
American Century VP Mid Cap Value Fund—Class II Shares	American Century Investment Management	Mid cap value
American Century VP VistaSM Fund—Class I Shares	American Century Investment Management	Mid cap growth
Calamos® Advisors Trust

Portfolio	Advisor	Investment Category
Calamos Growth and Income Portfolio	Calamos Advisors	Asset allocation
Davis Variable Account Fund, Inc.
Davis Value Portfolio	Davis Selected Advisers Sub-Advisor: Davis Selected Advisers-NY	Large cap blend
Dreyfus
The Dreyfus Socially Responsible Growth Fund, Inc.—Service Shares	The Dreyfus Corporation	Large cap growth
Dreyfus Stock Index Fund, Inc.—Service Shares	The Dreyfus Corporation Index Manager: Mellon Equity Associates*	Large cap blend
Dreyfus Investment Portfolios MidCap Stock Portfolio—Service Shares	The Dreyfus Corporation	Mid cap blend
Dreyfus Variable Investment Fund Money Market Portfolio	The Dreyfus Corporation	Money market
DWS Variable Series II
DWS Global Thematic VIP—Class A Shares	Deutsche Investment Management Americas	Global large cap growth
Financial Investors Variable Insurance Trust
Ibbotson Balanced ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation
Ibbotson Conservative ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation
Ibbotson Growth ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation
Ibbotson Income/Growth ETF Asset Allocation Portfolio—Class II Shares	ALPS Advisers Sub-Advisor: Ibbotson Associates	Asset allocation
Franklin Templeton Variable Insurance Products Trust
Mutual Shares Securities Fund—Class 2 Shares	Franklin Mutual Advisers	Large cap value
Franklin U.S. Government Fund—Class 2 Shares	Franklin Advisers	Intermediate term government bond
Templeton Foreign Securities Fund—Class 2 Shares	Templeton Investment Counsel	Foreign large cap value
Sub-Advisor: Franklin Templeton
Investment Management
Janus Aspen Series
Janus Aspen Series Balanced Portfolio—Service Shares	Janus Capital Management	Balanced
Janus Aspen Series International Growth Portfolio—Service Shares	Janus Capital Management	Foreign large cap growth
Janus Aspen Series Large Cap Growth Portfolio—Service Shares	Janus Capital Management	Large cap growth
Janus Aspen Series Mid Cap Growth Portfolio—Service Shares	Janus Capital Management	Mid cap growth
Neuberger Berman Advisers Management Trust
Neuberger Berman AMT Guardian Portfolio—Class S Shares	Neuberger Berman Management	Large cap blend
Sub-Advisor: Neuberger Berman
Oppenheimer Variable Account Funds
Oppenheimer Balanced Fund/VA—Service Shares	OppenheimerFunds	Balanced
Oppenheimer Capital Appreciation Fund/VA—Service Shares	OppenheimerFunds	Large cap growth
Oppenheimer Global Securities Fund/VA—Service Shares	OppenheimerFunds	Large cap growth
Oppenheimer Main Street Fund®/VA—Service Shares	OppenheimerFunds	Large cap blend
Oppenheimer Main Street Small Cap Fund/VA—Service Shares	OppenheimerFunds	Small cap blend
PIMCO Variable Insurance Trust
PIMCO VIT High Yield Portfolio—Administrative Class	Pacific Investment Management Company	High yield bond
PIMCO VIT Real Return Portfolio—Administrative Class	Pacific Investment Management Company	Inflation-indexed bond
PIMCO VIT Total Return Portfolio—Administrative Class	Pacific Investment Management Company	Intermediate term bond
Van Kampen—The Universal Institutional Funds, Inc.
Van Kampen UIF Core Plus Fixed Income Portfolio—Class I Shares	Van Kampen**	Intermediate term bond
Van Kampen UIF Mid Cap Growth Portfolio—Class I Shares	Van Kampen**	Mid cap growth
Van Kampen UIF U.S. Mid Cap Value Portfolio—Class I Shares	Van Kampen**	Mid cap value
Van Kampen UIF Value Portfolio—Class I Shares	Van Kampen**	Large cap value
Wilshire Variable Insurance Trust
Wilshire 2015 Moderate Fund	Wilshire Associates	Target maturity
Wilshire 2025 Moderate Fund	Wilshire Associates	Target maturity
Wilshire 2035 Moderate Fund	Wilshire Associates	Target maturity

*	Mellon Equity Associates is an affiliate of Dreyfus.

**	Morgan Stanley Investment Management Inc., which does business in certain instances using the name “Van Kampen,” serves as the investment advisor to the Portfolio.

Each Ibbotson Portfolio and each Wilshire Portfolio listed in the table above is structured as a “fund of funds.” A “fund of funds” attempts to achieve its investment objective by investing in other investment companies (each, an “Acquired Fund”), which in turn invest directly in securities. Each Ibbotson Portfolio and each Wilshire Portfolio indirectly incurs a proportionate share of the expenses of each Acquired Fund in which it invests. As a result of this fund of funds structure, the Ibbotson Portfolios and the Wilshire Portfolios will likely incur higher expenses than funds that invest directly in securities.

PURCHASE PAYMENTS AND ALLOCATIONS TO INVESTMENT OPTIONS
Overview
You may purchase a Contract only through a registered securities representative.
The Contract is available for tax-qualified annuity purchases and non-tax-qualified annuity purchases. Owners of Tax-Qualified Contracts must be between the ages of 18 and 85 on the Contract effective date. Owners of other contracts must be between the ages of 0 and 85 on the Contract effective date. To determine if you are eligible to purchase a Contract, we will use your age as of your last birthday.
We will allocate Purchase Payments to the available Subaccounts and the Fixed Accumulation Account according to your instructions. You can control the allocation of investments through transfers or through the following investment programs offered by the Company: dollar cost averaging, portfolio rebalancing, and interest sweep. These programs and telephone, facsimile and Internet transfer procedures are described in the Transfers section of this prospectus.
Purchase Payments
Generally you can make one or more Purchase Payments at any time before the Annuity Commencement Date. Purchase Payments must be received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. Upon request, we will provide you with a receipt as proof of payment.
We must receive the initial Purchase Payment on or before the Contract effective date. We must receive each other Purchase Payment on or before the earliest of:
•	the Annuity Commencement Date;

•	a death for which a Death Benefit is payable; or

•	the date that the Contract is surrendered.
Current Restrictions on Purchase Payment Amounts

Minimum amounts	Tax Qualified Contract	Any Other Contract
Minimum initial Purchase Payment	$20,000	$20,000
Minimum additional Purchase Payment	$50	$100
Maximum amounts	Tax Qualified Contract	Any Other Contract
Maximum single Purchase Payment	$1,000,000 or Company approval	$1,000,000 or Company approval
We reserve the right to increase or decrease the minimum and maximum Purchase Payment amounts, at our discretion and at any time, where permitted by law.
Processing of Purchase Payments
We will apply your initial Purchase Payment to your account using the following rules.
•	If your application form is in good order, we will apply the initial Purchase Payment within 2 business days of receipt of the Purchase Payment.
•	If your application form is not in good order, we will attempt to get the application form in good order within 5 business days. If the application form is not in good order at the end of 5 business days, we will inform you of the reason for the delay in processing your Purchase Payment and that the Purchase Payment will be returned immediately unless you specifically agree that we may keep the Purchase Payment until the application form is in good order. Once the application form is in good order, we will apply the Purchase Payment within 2 business days.
We will apply each additional Purchase Payment to your account as of the Valuation Date on which we receive the Purchase Payment and any related allocation instructions in good order. If any portion of the additional Purchase Payment is allocated to a Subaccount, we will apply it at the next Accumulation Unit Value calculated after we receive the Purchase Payment and related allocation instructions in good order.
Allocations to Investment Options
You can allocate Purchase Payments in whole percentages to any of the available Subaccounts or the Fixed Accumulation Account. Allocation instructions must be made by Written Request.

Please review the explanation of a Written Request in the Definitions section of this prospectus.
Current Restrictions on Allocations

Minimum Allocations

Minimum allocation to any Subaccount	$10

Minimum allocation to Fixed Accumulation Account	$10

Allocation During Right to Cancel Period	No current restrictions.
We reserve the right to require that Purchase Payment(s) be allocated to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period. If you exercise your right to cancel the Contract and we have allocated your Purchase Payment(s) to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period, we will refund the greater of the Purchase Payment(s) or your Account Value, without deduction of an early withdrawal charge.

Allocation When Withdrawal Benefit Rider Active	If you activate either of the optional guaranteed withdrawal benefit riders, your allocations will be limited to certain designated Subaccounts.
We may, in our sole discretion, restrict or prohibit allocations to Subaccounts or the Fixed Accumulation Account from time to time on a nondiscriminatory basis. If at any time the amount allocated to an investment option is less than $500, we reserve the right to transfer the amount to the other investment options. Such a transfer will be in the same proportion as each of the other option’s value is to the total Account Value, as of the end of the Valuation Period that precedes the transfer, less the amount transferred.
Subaccount Options
A list of the currently available Subaccounts is included in the Portfolios section of this prospectus. Interests in the Subaccounts are securities registered with the SEC. You bear the risk of investment gain or loss on amounts allocated to the Subaccounts.
Fixed Accumulation Account
The currently available fixed investment option is the Fixed Accumulation Account. Interests in the Fixed Accumulation Account are not securities and are not registered with the SEC. We guarantee amounts allocated to the Fixed Accumulation Account and the interest credited on those amounts so long as those amounts remain in the Fixed Accumulation Account.
Amounts allocated to the Fixed Accumulation Account will receive a stated rate of interest of at least 1% per year. We may from time to time pay a higher current interest rate for the Fixed Accumulation Account.
The interest rate credited to each Purchase Payment allocated to the Fixed Accumulation Account will not be changed for at least 12 months following the date on which we receive the Purchase Payment. Thereafter, it will not be changed more frequently than once per calendar quarter. The interest rate credited to amounts that you transfer to the Fixed Accumulation Account will not be changed more frequently than once per calendar quarter.
Your Contract contains more information about the Fixed Accumulation Account, including information about how and when interest rates are determined and changed and how and when interest is credited to amounts allocated to the Fixed Accumulation Account.
Please review the restrictions on transfers from the Fixed Accumulation Account to Subaccounts before you allocate Purchase Payments to the Fixed Accumulation Account or transfer amounts to the Fixed Accumulation Account.

FEES AND CHARGES
Fees and Charges by the Company
We assess two types of fees and charges.

•	We assess fees and charges directly to your Contract, which are reflected in your Account Value, but not in Accumulation Unit Values or Benefit Unit Values. These fees and charges are the annual Contract maintenance fee, transfer fees, early withdrawal charges, guaranteed withdrawal benefit rider charges, and premium taxes, as applicable.

•	We also assess charges against the Separate Account. These charges are reflected in the Accumulation Unit Values and Benefit Unit Values. These charges are the administration charge and the applicable mortality and expense risk charge.
Except as described below, we will never charge more to your Contract than the fees and charges described below, even if our actual expenses exceed the total fees and charges collected. If the fees and charges that we collect exceed the actual expenses that we incur, the excess will be profit to us and will not be returned to you.
In the tables below, the term “net asset value” means the amount computed by a Portfolio as the price at which the Portfolio’s shares are purchased and redeemed. It is computed no less frequently than each Valuation Period.
Contract Maintenance Fee
The Contract Maintenance Fee offsets expenses that we incur in issuing the Contracts and in maintaining the Contracts and the Separate Account.

Amount of Fee	$30.00 per year.

When Assessed	• Before the Commencement Date, we deduct this fee as of the Valuation Period after each Contract Anniversary that the Contract is in effect.
• After the Commencement Date, we deduct a portion of the annual fee from each payment.
• We also deduct the full annual fee at the time of a surrender.

Assessed Against What	Amounts invested in the Subaccounts and in the Fixed Accumulation Account.
• Before the Commencement Date, we deduct this fee pro rata from each investment option in which the Contract has an interest at that time.
• After the Commencement Date, we deduct a pro rata portion of the annual fee from each payment.

Waivers	• Before the Commencement Date if the Account Value is at least $50,000 on the date the fee is due.
• After the Commencement Date if the amount applied to a variable dollar benefit is at least $50,000.
• After the Commencement Date where required to satisfy state law.
• In our discretion where we incur reduced sales and servicing expenses.

Transfer Fee
The Transfer Fee offsets costs that we incur in administering the Contracts.

Amount of Fee	• $25 for each transfer in excess of 12 in any Contract Year.

•    We reserve the right to change the amount of this fee at any time or the number of transfers that can be made without incurring the transfer fee. The maximum amount of the fee that we would impose on a transfer is $30.

When Assessed	Before the Commencement Date.

Assessed Against What	Deducted from amount transferred.

Waivers	Currently, the transfer fee does not apply to transfers associated with the dollar cost averaging, interest sweep and portfolio rebalancing programs. Transfers associated with these programs do not count toward the 12 free transfers permitted in a Contract Year. We reserve the right to eliminate this waiver at any time. We also reserve the right to charge fees for automatic transfer and systematic withdrawal programs described in this prospectus, if we determine, in our discretion, that such charges are necessary to offset the costs of administering the programs.

Early Withdrawal Charge
The Early Withdrawal Charge offsets costs that we incur in the sale of the Contracts, including commissions paid to broker dealers and securities representatives and sales literature costs.

Amount of Charge	Up to 8% of each Purchase Payment, depending on the number of years that have elapsed between the date we receive the Purchase Payment and the date we receive the withdrawal, surrender or annuitization request. The early withdrawal charge is calculated as a percentage of the Purchase Payment withdrawn, surrendered or annuitized.

Number of Full Years Elapsed	Early Withdrawal Charge
Less than 1 year	8.00%
1 year	7.00%
2 years	6.00%
3 years	5.00%
4 years or more	4.00%
5 years	3.00%
6 years	2.00%
7 years or more	None

When Assessed	On withdrawals, surrender or annuitization.

Assessed Against What	Purchase Payments only.
• The early withdrawal charge does not apply to a Purchase Payment that has been invested in your Contract for 7 years or longer.
• Early withdrawal charges are not assessed against the portion of your Account Value that represents earnings on your Contract.
We process withdrawals first from the portion of your Account Value that represents Purchase Payments on a “first-in, first-out” basis and then from the portion of your Account Value that represents earnings on your Contract. The order may be different for tax purposes.

Waivers	• Free withdrawal privilege.
See the Waiver of Early Withdrawal Charges section of this prospectus for more information.	• If your Contract is issued with a tax sheltered annuity endorsement, you are age 55 or older, you have severed your employment, and your Contract has been in force for at least 7 years.
• If your Contract is issued with a tax sheltered annuity endorsement and your Contract has been in force for 10 years or more.
• If Annuity Benefit payments are to be made for life or over a fixed period of at least 10 years.
• Under other special circumstances described in the Waiver of Early Withdrawal Charges section of this prospectus.
• In our discretion where we incur reduced sales and servicing expenses.
• Where required to satisfy federal or state law.
Administration Charge
The Administration Charge offsets expenses that we incur in administering the Contracts and the Separate Account.

Amount of Charge	Daily charge equal to 0.000411% of the daily net asset value for each Subaccount, which corresponds to an annual effective rate of 0.15%.

When Assessed	Before the Commencement Date and, if variable dollar payments are to be made, after the Commencement Date.

Assessed Against What	Amounts invested in the Subaccounts. This charge does not apply to the Fixed Accumulation Account.

Waivers	May be waived or reduced in our discretion where we incur reduced sales and servicing expenses.

Mortality and Expense Risk Charge
The Mortality and Expense Risk Charge compensates us for assuming mortality and expense risks under the Contract.
•	We assume mortality risks because we are obligated under the Contracts to make Annuity Benefit payments and Death Benefit payments.
•	We assume expense risks because our actual expenses in administering the Contracts and the Separate Account could exceed the amount recovered through the Contract maintenance fees, transfer fees and administration charges.

Amount of Charge	Standard Contract
Daily charge equal to 0.003030% of the daily net asset value for each Subaccount, which corresponds to an effective annual rate of 1.10%.

Contract with optional Enhanced Death Benefit Rider
Daily charge equal to 0.003585% of the daily net asset value for each Subaccount, which corresponds to an effective annual rate of 1.30%.

When Assessed	Before the Commencement Date.

Assessed Against What	Amounts invested in the Subaccounts. This charge does not apply to the Fixed Accumulation Account.

Waivers	May be waived or reduced in our discretion where we incur reduced sales and servicing expenses.
Guaranteed Lifetime Withdrawal Benefit Rider Charge
The Guaranteed Lifetime Withdrawal Benefit Rider Charge offsets expenses that we incur in administering the Rider and compensates us for assuming the mortality and expense risks under the Rider.

Amount of Charge	Basic Rider
Annual charge equal to 0.65% of the Benefit Base Amount.
Rider with Enhanced Benefit
Annual charge equal to 0.80% of the Benefit Base Amount.
Rider with Spousal Benefit
Annual charge equal to 0.80% of the Benefit Base Amount.
Rider with Enhanced Benefit and Spousal Benefit
Annual charge equal to 0.95% of the Benefit Base Amount.

We may change the Rider charge for your Rider at any time or times that you reset the Benefit Base Amount or you take an Excess Withdrawal. We may also change the Rider charge for your Rider if (1) you activate the Rider on a date other than the Rider Issue Date or (2) the Spousal Benefit is not in effect and the Insured’s spouse becomes the successor owner of the Contract. The annual charge for any version of the Rider will never exceed 2.10% of the Benefit Base Amount.

When Assessed	• Annually at the end of each Contract Year that the Rider is in effect.
• Upon termination of the Rider, we will assess a prorated charge.

Assessed Against What	Account Value.

Guaranteed Minimum Withdrawal Benefit Rider Charge
The Guaranteed Minimum Withdrawal Benefit Rider Charge offsets expenses that we incur in administering the Rider and compensates us for assuming the mortality and expense risks under the Rider.

Amount of Charge	Annual charge equal to 0.40% of the Benefit Base Amount.

We may change the Rider charge for your Rider at any time or times that you reset the Benefit Base Amount or you take an Excess Withdrawal. We may also change the Rider charge for your Rider if (1) you activate the Rider on a date other than the Rider Issue Date, (2) you assign or transfer an interest in the Contact to your spouse, or (3) your spouse becomes the successor owner of the Contract. The annual charge for the Rider will never exceed 1.00% of the Benefit Base Amount.

When Assessed	• Annually at the end of each Contract Year that the Rider is in effect.
• Upon termination of the Rider, we will assess a prorated charge.

Assessed Against What	Account Value.
Daily Charges in Leap Years
Because the administration charge and the mortality and expense risk charge are assessed on a daily basis, the effective annual rate of these charges may be slightly higher in leap years.
Premium Taxes
Currently some state governments impose premium taxes on annuities. These taxes currently range from zero to 3.5% depending upon the jurisdiction. A federal premium tax has been proposed but not enacted. We will deduct any applicable premium taxes from the Purchase Payments or the Account Value at the time that the tax is imposed.
Expenses of the Portfolios
In addition to fees and charges by the Company, each Portfolio incurs management fees and other expenses that are described in the prospectus and statement of additional information for the Portfolio. Portfolio expenses, like Separate Account expenses, are reflected in Accumulation Unit Values and Benefit Unit Values.
Waiver of Early Withdrawal Charges
Waivers under the Free Withdrawal Privilege
The free withdrawal privilege lets you withdraw some money from your Contract without deduction of an early withdrawal charge. The total amount that you can withdraw, surrender or annuitize during the same Contract Year without a charge under this privilege is 10% of the Purchase Payments that would otherwise be subject to the early withdrawal charge.
You may not carry over any unused part of your free withdrawal privilege from one Contract Year to the next.
Waivers for Contracts with a Tax Sheltered Annuity Endorsement
We will waive the early withdrawal charges that would otherwise apply if your Contract is issued with a tax sheltered annuity endorsement and, at the time that you withdraw money from your Contract or surrender your Contract:
•	you are at least 55 years old;

•	you have severed your employment; and

•	your Contract has been in force for at least 7 years.
We will also waive the early withdrawal charges that would otherwise apply if your Contract is issued with a tax sheltered annuity endorsement and, at the time that you withdraw money from your Contract or surrender your Contract, your Contract has been in force for 10 years or more.
Waivers for Certain Annuitizations
We will waive the early withdrawal charges that would otherwise apply if you annuitize your Contract for life or for a fixed period of at least 10 years.

Extended Care Waiver
We will waive the early withdrawal charge that would otherwise apply if:
•	your Contract is modified by the Extended Care Waiver Rider;
•	you are confined in a long-term care facility or hospital;
•	the confinement is prescribed by a physician and is medically necessary;
•	the first day of the confinement is at least one year after the Contract effective date; and
•	the confinement has continued for a period of at least 90 consecutive days.
Please see the rider for a complete explanation of the applicable terms and conditions. You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or surrender. There is no charge for this rider, but it may not be available in all states
Terminal Illness Waiver
We will waive the early withdrawal charge that would otherwise apply if:
•	your Contract is modified by the Waiver of Early Withdrawal Charges upon Terminal Illness Rider;
•	you are diagnosed with a terminal illness by a physician;
•	as a result of the terminal illness, you have a life expectancy of less than 12 months from the date of diagnosis; and

•	the diagnosis is rendered by a physician more than one year after the Contract effective date.

Please see the rider for a complete explanation of the applicable terms and conditions. You must provide us with satisfactory proof that you meet these conditions before the date of the withdrawal or surrender. The waiver is in lieu of, and not in addition to, the free withdrawal privilege. There is no charge for this rider, but it may not be available in all states.
Disability Waiver
If the Social Security Administration determines, after the Contract effective date and before the applicable withdrawal or surrender, that you are “disabled” as that term is defined in the Social Security Act of 1935, as amended, we will waive the early withdrawal charges that would otherwise apply.
Additional Information about Waivers
Discretionary Waivers of Fees or Charges
To determine if we will waive a fee or charge, in part or in full, due to reduced sales and servicing expenses, we will look at the relevant factors including the total amount of Purchase Payments to be received, and any prior or existing relationship with us. We would expect to incur reduced sales and servicing expenses in connection with Contracts offered to our employees and employees of our subsidiaries and/or affiliates. There may be other circumstances, of which we are not presently aware, that could result in reduced sales and servicing expenses. In no event will we waive a charge where the waiver would be unfairly discriminatory to any person.
State Limitations
In some states, our ability to waive fees or charges may be limited by applicable laws, regulations or administrative positions.

TRANSFERS
Transfers
Before the Commencement Date, you may transfer amounts among Subaccounts and/or between Subaccounts and the Fixed Accumulation Account. If you activate the Guaranteed Lifetime Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit Rider, transfers will be limited to certain designated Subaccounts.
A transfer is effective on the Valuation Date during which we receive the request for transfer. We will process transfers to or from a Subaccount at the next Accumulation Unit Value calculated after we receive the transfer request in good order.
We may, in our sole discretion, restrict or prohibit any type of transfer or the availability of any Subaccount or the Fixed Accumulation Account on a nondiscriminatory basis. We may modify our transfer procedures at any time and at our sole discretion. If the amount allocated to a Subaccount is less than $500, we reserve the right to transfer the amount to the other Subaccounts and the Fixed Accumulation Account. If the amount allocated to the Fixed Accumulation Account is less than $500, we reserve the right to transfer the amount to the Subaccounts. If we exercise this right, the transfer will be in the same proportion as each of the other investment option’s value is to the total Account Value, as of the end of the Valuation Period that precedes the transfer, less the amount transferred.
Current Restrictions on Transfers from the Subaccounts
Each transfer from a Subaccount must be at least $500 or the balance of your interest in the Subaccount, if less than $500.
Current Restrictions on Transfers to and from the Fixed Accumulation Account
Minimum Transfer Amount. Each transfer from the Fixed Accumulation Account must be at least $500 or the balance of your interest in the Fixed Accumulation Account, if less.
Maximum Transfer Amount. Transfers from the Fixed Accumulation Account during a Contract Year may not exceed the greater of 20% of your fixed account value as of the most recent Contract Anniversary or $1,000. Due to this restriction, it may take a number of years to transfer your interest in the Fixed Accumulation Account to Subaccounts.
Timing Restrictions.
•	You may not transfer amounts from the Fixed Accumulation Account during the first Contract Year.
•	You may transfer amounts from the Fixed Accumulation Account only during the 30-day period following a Contract Anniversary.
•	Amounts transferred from the Fixed Accumulation Account to Subaccounts may not be transferred back to the Fixed Accumulation Account for a period of 12 months from the date of the original transfer.
These restrictions on transfers to and from the Fixed Accumulation Account do not apply to:
•	transfers made in connection with activating the Guaranteed Lifetime Withdrawal Benefit rider or the Guaranteed Minimum Withdrawal Benefit rider; or
•	transfers made in connection with the dollar cost averaging, portfolio rebalancing or interest sweep programs.
How to Request a Transfer
Currently, you may make a transfer request by any of the following methods:
•	by Written Request;
•	by telephone at 1-800-789-6771;
•	by facsimile at 513-412-3766; or
•	over the Internet through our web site at www.gafri.com.
Please review the explanation of a Written Request in the Definitions section of this prospectus.

All transfer requests must comply with the terms of the Contract. We accept transfer instructions once each Valuation Period. Once instructions have been accepted, they may not be rescinded; however, new instructions may be given the following Valuation Period.
You may place transfer requests by telephone, by facsimile or over the Internet between 9:30 a.m. and 4:00 p.m. Access to these alternate methods of placing transfer requests, particularly through our web site, may be limited or unavailable during periods of peak demand, system upgrading and maintenance, or for other reasons. We may withdraw the right to make transfers by telephone, facsimile or over the Internet upon 10 days’ written notice to affected Contract Owners.
We will employ reasonable procedures to determine that telephone, facsimile or Internet instructions are genuine. If we do not employ such procedures, we may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions or requiring use of a unique password or other identifying information.
We will not be liable for complying with transfer instructions that we reasonably believe are genuine, or for any loss, damage, cost or expense in acting on such instructions. In addition, we will not be liable for refusing to comply with transfer instructions that we reasonably believe are not genuine, or for any loss, damage, cost or expense for failing to act on such instructions. You or the person controlling payments will bear the risk of such loss.
Automatic Transfer Programs
Before the Commencement Date, we offer the automatic transfer services described below. To enroll in one of these programs, you will need to complete the appropriate authorization form, which you can obtain from us by calling 1-800-789-6771. There are risks involved in switching among the investment options available under the Contract.
Currently, the transfer fee does not apply to dollar cost averaging, portfolio rebalancing, or interest sweep transfers, and transfers under these programs will not count toward the 12 transfers permitted under the Contract without a transfer fee charge.

Minimum Account and
Transfer
Service	Description	Requirements	Limitations/Notes
Dollar Cost Averaging Dollar cost averaging requires regular investments regardless of fluctuating price levels and does not guarantee profits or prevent losses in a declining market. You should consider your financial ability to continue dollar cost averaging transfers through periods of changing price levels.
Automatic transfers from the money market Subaccount to any other Subaccount(s), or automatic transfers from the Fixed Accumulation Account to any Subaccount(s).

You may select monthly or quarterly transfers under this program.	Source of funds must be at least $10,000.

Minimum for each transfer is $500.

		When balance of source of funds falls below $500, entire balance will be allocated according to dollar cost averaging instructions.	Dollar cost averaging transfers may not be made to the Fixed Accumulation Account. Dollar cost averaging transfers will take place on the last Valuation Date of each calendar month or quarter.

Portfolio Rebalancing Portfolio rebalancing does not guarantee profits or prevent losses in a declining market.	Automatic transfers among the Subaccounts and the Fixed Accumulation Account to maintain the percentage allocations that you have selected.	Minimum Account Value of $10,000.	Transfers will take place on the last Valuation Date of each calendar quarter.

Portfolio rebalancing will not be available if the dollar cost averaging program or an interest sweep from the Fixed Accumulation Account is being utilized.

Interest Sweep	Automatic transfers of the income from the Fixed Accumulation Account to any Subaccount(s).	Balance of the Fixed Accumulation Account must be at least $5,000. Amounts transferred under the interest sweep program will reduce the 20% maximum transfer amount otherwise allowed.	Interest sweep transfers will take place on the last Valuation Date of each calendar quarter.
Changes in or Termination of Automatic Transfer Programs
You may change any automatic transfer instructions that are in place or may terminate your participation in any of the automatic transfer programs at any time. To change your instructions or to terminate your participation, you must send us a Written Request by U.S. or overnight mail or by facsimile at 513-412-3766. You must give us at least 30 days’ notice to change any automatic transfer instructions that are already in place or to terminate your participation in an automatic transfer program.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
We may terminate, suspend or modify any aspect of the automatic transfer programs described above without prior notice to you, as permitted by applicable law.
We may also impose an annual fee for participation in an automatic transfer program or increase the current annual fee, as applicable, in such amount(s) as we may then determine to be reasonable. The maximum amount of the annual fee that we would impose for participating in each automatic transfer program is $30.
Transfer Restrictions Related to Active Trading Strategies
Neither the Contract described in this prospectus nor the underlying Portfolios are designed to support active trading strategies that involve frequent movement between or among Subaccounts (sometimes referred to as “market-timing” or “short-term trading”). Persons who intend to use an active trading strategy should consult a financial advisor and request information on variable annuity contracts that offer underlying Portfolios designed specifically to support active trading strategies.

We have implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. For example, under our policies, if a Contract owner engages in more than 12 transfer events in one Contract Year, we will require him or her to submit transfer requests via regular first-class U.S. mail for the remainder of that Contract Year.
Appendix C to this prospectus contains more information about these processes and restrictions.

WITHDRAWALS AND SURRENDERS
Withdrawals
You may take withdrawals from your Contract at any time before the earliest of:
•	the Annuity Commencement Date;
•	a death for which a Death Benefit is payable; or
•	the date that the Contract is surrendered.
Withdrawals must be made by Written Request.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
The amount available for withdrawal will be the Surrender Value of your Contract as of the end of the Valuation Period in which we receive your withdrawal request. This amount may be limited by tax law or employer plan restrictions on withdrawals. The amount of each withdrawal must be at least $500. No withdrawal can be made that would reduce the Surrender Value of your Contract to less than $500. Benefit payments under the Guaranteed Lifetime Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit Rider are exempt from these limits. The $500 minimum does not apply to withdrawals made under a systematic withdrawal program.
A withdrawal will result in the cancellation of Accumulation Units from each of the applicable Subaccounts and/or a reduction in the value of your interest in the Fixed Accumulation Account. Unless the Written Request states otherwise, the reduction in each Subaccount and the Fixed Accumulation Account will be in the same proportion as the reduction in the total Account Value. If you wish to specify the investment options from which the withdrawal is to be taken and the amount to be taken from each specified investment option, you must include this information in the Written Request.
A withdrawal is effective on the Valuation Date during which we receive the Written Request for withdrawal in good order. A withdrawal that results in the cancellation of Accumulation Units will be processed at the next Accumulation Unit Value calculated after we receive the Written Request in good order.
If you withdraw money from a Tax-Qualified Contract, the full amount withdrawn is generally subject to income tax. If you withdraw money from any other Contract, only the amount representing gains is subject to income tax. If you are under age 59 1/2, the taxable amount is also generally subject to a 10% federal penalty tax. An amount paid on a withdrawal may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law. Tax consequences of a withdrawal are described more fully in the Federal Tax Matters section of this prospectus. The right to withdraw may be restricted under certain tax-qualified retirement arrangements.
If you have activated the Guaranteed Lifetime Withdrawal Benefit rider or the Guaranteed Minimum Withdrawal Benefit rider, then withdrawals may adversely affect the benefits under that rider.
See the Guaranteed Lifetime Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit sections of this prospectus for additional information about the effect of withdrawals on the rider benefits.
Surrenders
You may surrender your Contract in full at any time before the earlier of:
•	the Annuity Commencement Date; or
•	a death for which a Death Benefit is payable.
A surrender must be made by Written Request.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
A full surrender will terminate the Contract including any applicable riders. The amount available for surrender will be the Surrender Value at the end of the Valuation Period in which the Written Request for surrender is received by us

A surrender is effective on the Valuation Date during which we receive the Written Request for surrender in good order. A surrender that results in the cancellation of Accumulation Units will be processed at the next Accumulation Unit Value calculated after we receive the Written Request in good order.
If you surrender a Tax-Qualified Contract, the full amount surrendered is generally subject to income tax. If you surrender any other Contract, only the amount representing gains is subject to income tax. If you are under age 59 1/2, the taxable amount is also generally subject to a 10% federal penalty tax. An amount paid on a surrender may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law. Tax consequences of a surrender are described more fully in the Federal Tax Matters section of this prospectus. The right to surrender may be restricted under certain tax-qualified retirement arrangements.
Deferral of Payment
We have the right to suspend or delay the date of payment of a withdrawal or surrender from the Subaccounts at certain times. We may do this for any period:
•	when the New York Stock Exchange is closed or when trading on the New York Stock Exchange is restricted;
•	when the SEC determines that an emergency exists as a result of which the disposal of securities in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or
•	when the SEC permits a suspension or delay in payment for the protection of security holders.
As permitted under certain state laws, we also reserve the right to delay the processing and payment of a withdrawal or surrender from the Fixed Accumulation Account. We may delay processing and payment for up to 6 months after we receive your Written Request for a withdrawal or surrender from the Fixed Accumulation Account. If we delay processing and payment, we will comply with applicable state law.
Systematic Withdrawal
Before the Annuity Commencement Date, you may elect to automatically withdraw money from your Contract. Your Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that can be withdrawn is $100.
You may begin or discontinue systematic withdrawals at any time by Written Request. You must give us at least 30 days’ notice to change any systematic withdrawal instructions that are currently in place. We reserve the right to discontinue offering systematic withdrawals at any time.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
Currently, we do not charge a fee to participate in a systematic withdrawal program. However, we reserve the right to impose an annual fee in such amount as we may then determine to be reasonable for participation in the systematic withdrawal program. If imposed, the fee will not exceed $30 annually.
Before electing a systematic withdrawal program, you should consult with a financial advisor. Systematic withdrawal is similar to annuitization, but will result in different taxation of payments and potentially a different amount of total payments over the life of your Contract than if annuitization were elected. Systematic withdrawals will reduce the amount available under the Free Withdrawal Privilege described above. An early withdrawal charge may apply to a withdrawal made under a systematic withdrawal program.
For more information about a systematic withdrawal program, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771.

Lifetime GRIP—GUARANTEED LIFETIME WITHDRAWAL BENEFIT
Introduction to Lifetime GRIP
We offer a Guaranteed Lifetime Withdrawal Benefit through a rider (the “Rider”) to your Contract. If you choose to activate the Rider, it will provide guaranteed withdrawal rights for the life of the Insured. You will be entitled to take withdrawals from your Contract equal to the Benefit amount even if the Contract values are zero.
The Rider may not be available in all states. For additional information about the availability of the Rider, contact us at our Administrative Office, P.O. Box 5423, Cincinnati OH 45201-5423, 1-800-789-6771.
An Excess Withdrawal, as defined below, will reduce the Benefit available under the Rider and may increase the Rider charges.
Definitions
Benefit
A guaranteed withdrawal benefit that is available under the Benefits section of the Rider.
Benefit Base Amount
The amount on which Benefit payments and Rider charges are based.
Benefit Start Date
The first day that a Benefit under the Rider is to be paid.
Designated Subaccount
Each Subaccount that we designate from time to time to hold Contract values on which Benefits may be based.
Enhanced Benefit
When elected, an additional Benefit available as set out in the Enhanced Benefit provision of the Rider.
Excess Withdrawal
Each withdrawal from the Contract on or after the Rider Effective Date except:
1)	a withdrawal to pay Rider charges; or

2)	a withdrawal to pay Rider Benefits.

Insured
The person whose lifetime is used to measure the Benefits under the Rider. The Insured on the Rider Issue Date is set out on the Rider Specifications page.
•	If you are the individual who is the Owner of the Contract on the Rider Issue Date, you are the Insured, without regard to any joint owner.

•	If an Owner is not a human being, then the individual who is the Annuitant under the Contract is the Insured, without regard to any joint Annuitant.

•	The Insured cannot be changed after the Rider Issue Date. There is one exception to this rule. If the spouse of the person who is the Insured on the Rider Issue Date becomes the sole Owner or successor owner of the Contract before the Benefit Start Date, then that spouse will become the Insured.
Required Minimum Distribution
The amount, if any, that is required to be distributed from the Contract for the current calendar year under Section 401(a)(9) of the Internal Revenue Code or the similar provisions of federal tax law to the extent applicable to the Contract.
•	For purposes of the Rider, this amount will be computed based on the values of the Contract without considering any other annuity or tax-qualified account. It will be reduced by all prior withdrawals or Benefit payments from the Contract made in such calendar year.
•	For purposes of the Rider, we may choose to compute this amount disregarding changes in federal tax law after the Rider Issue Date that would increase it. We will notify you if we make this choice.

Reset Date
Each of the following dates is a Reset Date:
1)	the Rider Effective Date;

2)	a Contract Anniversary on which you elect to reset the Benefit Base Amount;

3)	any date before the Benefit Start Date on which ownership of the Contract is transferred to the spouse of the Insured if a Spousal Benefit is not in effect and your Account Value is less than the Benefit Base Amount; and

4)	any date before the Benefit Start Date that would have been the Death Benefit Valuation Date if a Spousal Benefit is not in effect and the spouse of the Insured becomes the successor owner of the Contract.

Rider Effective Date
The Contract Effective Date or Contract Anniversary on which you activate the Rider.
Rider Issue Date
The date that the Rider is issued with or is added to your Contract. The Rider Issue Date is set out on the Rider Specifications Page.
Spousal Benefit
When elected, a Benefit that may be available for the life of the Spouse if the Insured dies after the Benefit Start Date. If you wish to add the Spousal Benefit to the Rider, you must elect this benefit at the time that you activate the Rider.
Spouse
The person who is the spouse of the Insured as of the Benefit Start Date.
•	A person will cease to be considered the Spouse at any time that the marriage of the Insured and that person is terminated other than by the Insured’s death.
•	A new Spouse cannot be substituted after the Benefit Start Date.
Written Request
Information provided to us or a request made to us that is:
•	complete and satisfactory to us;
•	on our form or in a manner satisfactory to us; and
•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.
To obtain one of our forms, contact us at the above address, or call us at 1-800-789-6771.
A Written Request may, at our discretion, be made by telephone or electronic means.
We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.
Activation of the Rider
You may elect to activate the Rider on the Contract effective date or on any Contract Anniversary. To activate the Rider, you must make a Written Request before the date on which the Rider is to take effect. The Rider is not effective until you activate it.
At the time of activation, you may elect to activate:
•	the Enhanced Benefit;
•	the Spousal Benefit; or
•	both the Enhanced Benefit and the Spousal Benefit.
Once the Rider is activated, you may not participate in the dollar cost averaging or interest sweep programs otherwise available under the Contract.

You may not activate the Rider if:
•	you are the Insured and you are age 86 or older;
•	another person is the Insured and that person is age 86 or older;
•	you have not allocated or transferred your Account Value to the Designated Subaccounts;
•	you have activated the Guaranteed Minimum Withdrawal Benefit Rider and it is in effect;
•	an event has occurred that would terminate the Rider; or
•	we are no longer issuing the Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.
Reminder: Generally, the individual who owns the Contract is the Insured.
We will notify you if we stop issuing the Rider and prohibit further activations. You may decline the Rider at any time by Written Request.
Required Allocations to Designated Subaccounts
On the Rider Effective Date, your Account Value must be held in one or more Designated Subaccount(s) that you select.
If at that time any part of your Account Value is held in some other Subaccount or the Fixed Accumulation Account, we will reject your request to activate the Rider and you will not be able to activate the Rider until the following Contract Anniversary.
After the Rider Effective Date, you may transfer your Account Value only among the Designated Subaccounts.
The Designated Subaccounts are:
•	Ibbotson Balanced ETF Asset Allocation Portfolio-Class II
•	Ibbotson Conservative ETF Asset Allocation Portfolio-Class II
•	Ibbotson Growth ETF Asset Allocation Portfolio-Class II
•	Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II
We reserve the right to change the Designated Subaccounts. If you have activated the Rider and it is in effect, any such change will not require a transfer of existing funds; however, such a change would prevent future allocations and transfers to a Subaccount that is no longer a designated Subaccount. We will send you a written notice of any change in the Designated Subaccounts.
These allocation rules do not apply to amounts held as collateral for a loan under your Contract. The rules applicable to loan collateral are explained in Rider Provisions Related to Loans section below.
Additional information about the Designated Subaccounts is located in The Portfolios section and Appendix B of this prospectus. Additional information about how to transfer between investment options is located in the Transfers section of this prospectus.
Rider Charge
If you activate the Rider, there is a charge for the Rider for each Contract Year that the Rider is in effect. The Rider charge for a Contract Year is a percentage of the Benefit Base Amount. The current and maximum Rider charge rates are shown below.

	Basic Rider		Rider with Spousal Continuation
	Current	Maximum	Current	Maximum

Standard Benefit	0.65%	1.50%	0.80%	1.80%

Enhanced Benefit	0.80%	1.80%	0.95%	2.10%

For purposes of calculating the Rider charge, we will determine the Benefit Base Amount as of the date immediately before the date that we assess the charge. We will assess the Rider charge for a Contract Year at the end of that Contract Year. We will also assess a prorated portion of the Rider charge for a Contract Year upon surrender of the Contract or other termination of the Rider.

We will take the Rider charge by withdrawing amounts proportionally from the Designated Subaccounts to which you have allocated your Account Value at the time the charge is taken. No early withdrawal charge or other charge or fee will be deducted on account of a withdrawal to pay Rider charges.
We may change the charge for your Rider at any time or times that:

•	you activate the Rider if you activate it on a date other than the Rider Issue Date;

•	you elect to reset the Benefit Base Amount;
•	you take an Excess Withdrawal; or
•	your spouse becomes the Owner or successor owner of your Contract if the Spousal Benefit is not in effect.
If we change the Rider charge, the new Rider charge may apply to any Contract Year for which we have not yet assessed the charge.
We will permanently waive the Rider charge once your Account Value is fully depleted directly as a result of withdrawals for Benefit payments and Rider charges.
Benefit Start Date
To begin taking the lifetime withdrawal Benefit, you must first designate a Benefit Start Date.
•	If you are the Insured, you must be at least 55 years old on the Benefit Start Date.
•	If another person is the Insured, that person must be at least 55 years old on the Benefit Start Date.
•	If a Spousal Benefit is in effect, both the Insured and the Spouse must be at least 55 years old on the Benefit Start Date.
•	The Benefit Start Date may not be after the date that the Rider terminates.
Reminder: Generally, the individual who owns the Contract is the Insured and his or her husband or wife on the Benefit Start Date is the Spouse.
To designate the Benefit Start Date, you must make a Written Request. We must receive this request at least 30 days before the date that the first Benefit payment is to be made.
You must pay off all loans under the Contract on or before the Benefit Start Date.
Benefit Payments
We will make Benefit payments upon your Written Request. You may request Benefit payments at any time or times on or after the Benefit Start Date.
•	A Benefit payment may be an amount up to the full Benefit amount available on the payment date.
•	A Benefit payment may not be less than $50.
A Benefit payment may be paid to or for another annuity or tax-qualified account in an exchange, transfer, or rollover to the full extent allowed by federal tax law.
Until your Account Value is exhausted, we will pay Benefits in the form of withdrawals from your Contract. We will make these withdrawals proportionally from the Designated Subaccounts to which you have allocated your Account Value as of the date the Benefit payment is made. After your Account Value is exhausted, we will pay Benefits under the Rider itself.
Benefit Amount
The Benefit amount is the largest total amount that can be taken as a Benefit payment on or after the Benefit Start Date. It is determined each time that a Benefit payment is to be made.
The annual Benefit amount is determined as follows.
•	Determine the applicable Benefit Percentage (4.0% or 5.0%) from the table below.

•	Add the benefit booster (0.50%) to the Benefit Percentage if your Benefit Start Date is on or after the 10th anniversary of the Rider Effective Date.

•	Multiply the resulting percentage by the Benefit Base Amount on the date that the payment is to be made.

The annual Benefit amount for the Contract Year that includes the Benefit Start Date will be prorated. The Benefit amount available for a Contact Year but not taken during that Contract Year may not be carried over to the next Contract Year.
The Benefit amount at any point in time is equal to:
•	the annual Benefit amount as determined at that point in time; less
•	the amount of each Benefit payment, if any, previously made during the current Contract Year.
Minimum Benefit
The annual Benefit amount for a Contract Year will never be less than the Required Minimum Distribution, if any, for the calendar year in which that Contract Year began.
Benefit Percentage
On the Benefit Start Date, the Benefit Percentage is set and will not change.
•	If you are the Insured, the Benefit Percentage is based on your age on the Benefit Start Date.
•	If another person is the Insured on the Benefit Start Date, the Benefit Percentage is based on the Insured’s age on the Benefit Start Date.
•	If the Spousal Benefit is in effect and the Spouse is younger than the Insured, the Benefit Percentage is based on the Spouse’s age on the Benefit Start Date.

		Benefit Percentage
		with Benefit
Age on Benefit Start Date	Benefit Percentage	Booster

At least age 55 but under age 59 1/2	4.0%	4.5%

Age 59 1/2 or older	5.0%	5.5%

Reminder: Generally, the individual who owns the Contract is the Insured and his or her husband or wife on the Benefit Start Date is the Spouse.
Benefit Base Amount
The Benefit Base Amount is determined as follows.
•	Determine the Account Value on the most recent Reset Date.
•	Add Purchase Payments that we have received since the most recent Reset Date.
•	Add Rollup Amounts credited since the most recent Reset Date.
•	Subtract an adjustment for each Excess Withdrawal, if any, since the most recent Reset Date.
An example of how an Excess Withdrawal impacts the Benefit under the Rider is included at the end of this section of the prospectus.
Although Benefit payments up to the Benefit amount do not reduce the Benefit Base Amount, they generally reduce Contract values, the Death Benefit, and the amount available for annuitization.
Rollup Amounts
A rollup amount is a minimum guaranteed increase in the Benefit Base Amount.
The rollup amount for a Contract Year is calculated as follows.

•	Start with the rollup percentage of 6.0%.

•	Add the rollup booster (1.0%) if the Contract Year began after the 10th anniversary of the Rider Effective Date and there has been no Excess Withdrawal in any prior Contract Year.

•	Multiply the resulting percentage by the rollup base.

The rollup base for a Contract Year is calculated as follows.
•	Determine the Account Value on the most recent Reset Date.

•	Add Purchase Payments that we have received since the most recent Reset Date but before the beginning of the current Contract Year.

•	Add Purchase Payments that we have received during the current Contract Year multiplied by a fraction representing that portion of the Contract Year that the Purchase Payment was held under the Contract.

•	Subtract any amount not held in a Designated Subaccount at the end of that Contract Year.
A rollup period begins on any Reset Date that is before the Benefit Start Date and ends on the earliest of:
•	the completion of 10 full Contract Years, measured from the most recent Reset Date;

•	the date that you take an Excess Withdrawal; or

•	the Benefit Start Date.
A reset occurring within a rollup period will not end the rollup period, but will extend it.
We will credit rollup amounts to the Benefit Base Amount at the end of each full Contract Year that is included in a rollup period. We will not credit any rollup amount for a Contract Year unless the full Contract Year is included in a rollup period.
Excess Withdrawal Adjustments
The adjustment to the Benefit Base Amount for an Excess Withdrawal is calculated as follows.
•	Determine the percentage reduction in the Account Value on account of the Excess Withdrawal and any related early withdrawal charge or other charge or fee related to the Excess Withdrawal.

•	Multiply this percentage reduction by the Benefit Base Amount immediately before the Excess Withdrawal to determine the dollar amount of the proportional reduction.

•	Subtract this proportional reduction amount from the Benefit Base Amount.
Example Showing Percentage Reduction

Account Value			Benefit Base Amount
Before Withdrawal		$160,000	Before Withdrawal		$200,000
Minus Withdrawal	-$	40,000	Minus Reduction	-$	50,000
After Withdrawal		$120,000	After Withdrawal		$150,000
Percentage Reduction			Percentage Reduction
40,000 / 160,000 =		25%	50,000 / 200,000 =		25%
A more complete example showing the impact of an Excess Withdrawal on Benefits is included at the end of this section of the prospectus.
If you take an Excess Withdrawal in a Contract Year, we will not credit any Rollup Amount to the Benefit Base Amount at the end of that Contract Year. If you take an Excess Withdrawal, the rollup booster will no longer be available to you.
If you take an Excess Withdrawal and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the Excess Withdrawal will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Contract Year for which the charge has not yet been taken.
An Excess Withdrawal that reduces the Benefit Base Amount below $1,250 will result in termination of the Rider.
Note that a Required Minimum Distribution taken from your Contract before the Benefit Start Date is an Excess Withdrawal. On the other hand, a Required Minimum Distribution taken from your Contract on or after the Benefit Start Date is not an Excess Withdrawal.

Resetting the Benefit Base Amount
As of each Contract Anniversary that the Rider is in effect and after any rollup amount for the prior Contract Year is credited, you may elect to reset the Benefit Base Amount to the Account Value on that Contract Anniversary, if higher. No reset may be elected if the Benefit Base Amount is higher than the Account Value on that Contract Anniversary.
A reset election must be made by Written Request. We must receive this Written Request no later than 30 days after the applicable Contract Anniversary.
If you elect to reset the Benefit Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Contract Year for which the charge has not yet been taken.
You may choose to automatically reset the Benefit Base Amount equal to your Account Value, if higher, on each Contract Anniversary. An automatic reset election must be made by Written Request and will take effect on the next Contract Anniversary. If an automatic reset triggers an increase in the Rider charge, we will send you a notice of the new Rider charge and provide you with the opportunity to opt-out of the reset that triggered the increase. To make an opt-out election, you must send us a Written Request and we must receive the Written Request no later than 30 days from the date of the notice. An opt-out election will end your participation in the automatic reset program. You may voluntarily terminate your participation in the automatic reset program at any time by Written Request.
Examples showing how the Benefit Base Amount is calculated and how rollup amounts, resets and Excess Withdrawals impact the Benefit Base Amount are included at the end of this section of the prospectus.
Termination of Benefit Payments
All rights to take Benefit payments will end on the earliest of:
•	the date that the Insured dies, if the Spousal Benefit is not in effect;
•	the date that the Insured dies if the Spousal Benefit is in effect but no Spouse survives the Insured;
•	the date that the Spouse dies, if the Spousal Benefit is in effect and the Spouse survives the Insured;
•	the completion of the maximum period that a benefit can be paid under the applicable rules of the Internal Revenue Code or similar provisions of the federal tax law; or
•	the date that the Rider terminates.
Enhanced Benefit After Age 65—Lifetime GRIPplus
The Rider will provide an enhanced benefit after age 65 if you elect the Enhanced Benefit at the time that you activate the Rider. To elect the Enhanced Benefit, you must make a Written Request.
Enhanced Benefit After Age 65—Lifetime GRIPplus
The Rider will provide an enhanced benefit after age 65 if you elect the Enhanced Benefit at the time that you activate the Rider. To elect the Enhanced Benefit, you must make a Written Request.
If you elect the Enhanced Benefit, the Benefit amount will be doubled for one Contract Year provided the following conditions are satisfied:

•	you make a Written Request to take the Enhanced Benefit before the beginning of the Contract Year;

•	the Contract Year begins on or after the Benefit Start Date;

•	if the Insured is living, the Contract Year begins on or after the date that the Insured has reached age 65;

•	if a Spousal Benefit is in effect and the Spouse is living, the Contract Year begins after the date that the Spouse has reached age 65;

•	you have not already taken the Enhanced Benefit; and

•	the Rider has not terminated.

There is an additional charge for the Enhanced Benefit. Currently, the additional charge for the Enhanced Benefit for a Contract Year is 0.15% of the Benefit Base Amount. The additional charge for the Enhanced Benefit will never exceed 0.30% of the Benefit Base Amount.
There is an additional charge for the Enhanced Benefit. Currently, the additional charge for the Enhanced Benefit for a Contract Year is 0.15% of the Benefit Base Amount. The additional charge for the Enhanced Benefit will never exceed 0.30% of the Benefit Base Amount.

Spousal Benefit
The Rider will provide withdrawal rights for the Spouse of the Insured if you elect the Spousal Benefit at the time that you activate the Rider. To elect the Spousal Benefit, you must make a Written Request.
The Spousal Benefit allows a surviving Spouse to continue to receive, for the duration of his or her lifetime, a withdrawal Benefit provided the following conditions are satisfied:
•	you added the Spousal Benefit at the time that you activated the Rider;
•	the Spouse and the Insured are still married when the Insured dies; and
•	the Spouse is the sole Beneficiary and elects to become the successor owner of the Contract.
The Spousal Benefit will only be of value if all of these conditions are satisfied.
There is an additional charge for the Spousal Benefit. Currently, the additional charge for the Spousal Benefit for a Contract Year is 0.15% of the Benefit Base Amount. The additional charge for the Spousal Benefit will never exceed 0.30% of the Benefit Base Amount.
The Spouse’s right to a withdrawal Benefit will continue until his/her death or the termination of the Rider, whichever is first.
If, during the life of the Insured and after the Benefit Start Date, the marriage terminates due to divorce, dissolution or annulment, or death of the Spouse, the Spousal Benefit will end. Once the Spousal Benefit has ended, it may not be re-elected or added to cover a subsequent spouse.
The election of the Spousal Benefit will not change the death benefit provisions of your Contract.
Impact of the Rider on the Contract
Purchase Payments. If you activate the Rider, the following restrictions on Purchase Payments will apply.
•	Following the Rider Effective Date, we may decline to accept Purchase Payments to the Contract in excess of $50,000 per Contract Year.
•	Before or after the Rider Effective Date, we may decline to accept any additional Purchase Payments to the Contract if we are no longer issuing annuity contracts with the Rider unless you decline or terminate the Rider. In this case, we will notify you that you must decline or terminate the Rider before we will accept any additional Purchase Payments to the Contract.
•	We reserve the right to impose additional restrictions on Purchase Payments after the Benefit Start Date.
Exhausted Account Value. If your Account Value is completely exhausted by payment of Rider charges or Benefits or because the value of a Designated Subaccount falls to zero:
•	the Contract will not terminate until the Rider terminates; however, the only benefits available will be those provided by the Rider;
•	no additional Purchase Payments may be made to the Contract;
•	no Excess Withdrawals are possible; and
•	the Contract cannot be annuitized.
Annuity Benefit. The Annuity Benefit under your Contract will be not less than the annual Benefit amount determined as of the original Annuity Commencement Date shown on the Contract specifications page if:
•	you elect to annuitize your Contract with annual payments under a lifetime benefit option;
•	the actual Annuity Commencement Date is on or after the original Annuity Commencement Date; and
•	the actual Annuity Commencement Date occurs while the Rider is in effect and after the Benefit Start Date.
For variable dollar payments, this minimum benefit is calculated as of the applicable Commencement Date. Actual payments may drop below this minimum if Benefit Unit Values fall.
Please refer to the Variable Dollar Payments section of this prospectus for additional information about variable dollar payments.

Rider Provisions Related to Loans
If your Contract allows loans:
•	an offset of a defaulted loan after the Rider Effective Date will be considered an Excess Withdrawal;

•	all rights under the Rider will terminate if you fail to pay off all loans by the Benefit Start Date; and

•	no new loans may be taken after the Benefit Start Date so long as the Rider is in effect.
In addition, special allocation rules apply to amounts held as collateral for loans. These rules are summarized in the table below.

Time/Period	Transfer Rule
At the time of activation	You are not required to transfer to a Designated Subaccount the portion of your Account Value that is then needed as collateral for a Contract loan.

From time to time after activation and before the Benefit Start Date	We may require you to transfer to a Designated Subaccount the portion of your Account Value that is no longer needed as collateral for a Contract loan. You must make this transfer within 30 days of our written notice to you of this requirement, or the Rider will terminate.

On or before the Benefit Start Date	You must pay off the Contract loan and transfer to a Designated Subaccount the portion of your Account Value that is no longer needed as collateral. If you do not pay off the Contract loan and make the required transfer, the Rider will terminate.
Impact of Rider Benefit Payments and Charges
Withdrawals made from the Contract to pay Benefits or to pay charges for the Rider will be subject to all of the terms and conditions of the Contract, except as explained below:
•	the amount withdrawn will not be subject to an early withdrawal charge;

•	the amount withdrawn may be less than $500;

•	the amount withdrawn may reduce your Account Value below $500;

•	we will not terminate the Contract if the amount withdrawn reduces your Account Value below $500; and

•	the amount withdrawn may completely exhaust your Account Value.
Withdrawals to pay Benefits will reduce the amount that may otherwise be taken without an early withdrawal charge or other charge or fee pursuant to the Free Withdrawal Privilege.
Termination of the Rider
All rights under the Rider will terminate upon any one of the following to happen:
•	your Written Request to decline or terminate the Rider;

•	a failure to hold funds in the Designated Subaccounts;

•	an Excess Withdrawal from the Contract that reduces the Benefit Base Amount below $1,250;

•	the complete payment of all Benefits that are due under the Rider;

•	the surrender or annuitization of the Contract;

•	a death that would give rise to a Death Benefit under the Contract, unless the Insured’s Spouse becomes the successor owner of the Contract before the Benefit Start Date or the Insured’s Spouse becomes the successor owner of the Contract when a Spousal Benefit is in effect; or

•	a transfer or assignment of an interest in the Contract unless to the Insured or to the spouse of the Insured before the Benefit Start Date, or to the Insured’s Spouse when a Spousal Benefit has been elected.

Example of Impact of Excess Withdrawal on Benefits
Guaranteed Lifetime Withdrawal Benefit Rider. This example is intended to help you understand how an Excess Withdrawal impacts the lifetime withdrawal Benefit.
Assume that, on your Benefit Start Date, your Benefit Base Amount is $125,000, your Benefit Percentage is 5%, and the required minimum distribution rules do not require a greater Benefit. These assumptions produce a lifetime withdrawal Benefit of $6,250 ($125,000 x 5% = $6,250) per Benefit year.
Now assume that you have not previously taken an Excess Withdrawal, and you have not taken your Benefit for the current Benefit year.
Then assume that, when your Account Value is $115,000, you withdraw $20,000 from the Contract, leaving you with an Account Value of $95,000.
Step One: Calculate the Excess Withdrawal.

Total withdrawals for the Benefit year	$20,000
Benefit amount for the Benefit year	– 6,250

Excess Withdrawal	$13,750
Step Two: Calculate the Account Value immediately before the Excess Withdrawal.

Account Value before withdrawal	$115,000
Benefit amount for the Benefit year	– 6,250

Account Value before Excess Withdrawal	$108,750
Step Three: Calculate the proportional reduction for the Excess Withdrawal.

1 –	$ 95,000	Account Value immediately after the $20,000 withdrawal	= 12.6437%	Percentage
	$108,750	Account Value immediately before the Excess Withdrawal		Reduction

$125,000	Base Benefit Amount	x 12.6437%	Percentage Reduction	= $15,805	Proportional Reduction
Step Four: Calculate the reduced Base Benefit Amount.

Base Benefit Amount	$125,000
Less proportional reduction for Excess Withdrawals	– 15,805

Base Benefit Amount reduced for Excess Withdrawals	$109,195
Step Five: Determine the new lifetime withdrawal Benefit.

Base Benefit Amount after reduction	$109,195
Benefit percentage	x 5%

New lifetime withdrawal Benefit amount	$5,460

Examples of Benefit Base Amount Calculation
Guaranteed Lifetime Withdrawal Benefit Rider. These examples are intended to help you understand how the Base Benefit Amount is calculated and how rollup amounts, resets and Excess Withdrawals impact the Benefit Base Amount.
The examples assume that:
•	you make the Purchase Payments shown,

•	gains, losses, and charges cause your Account Value to vary as shown,

•	you take no withdrawals except as shown, and

•	you elect to reset on each Rider anniversary on which your Account Value has increased over the Benefit Base Amount.
The Benefit Base Amount is the Account Value of the Contract on the most recent Reset Date, plus Purchase Payments received and rollup amounts credited since that Reset Date, and minus an adjustment for each Excess Withdrawal since that Reset Date.
Example 1

	Assume:
	Purchase		Then:
Rider	Payment or	Account	Rollup Amount Credited		Benefit Base Amount
Anniversary	Withdrawal	Value	For prior Contract Year		for following Contract Year
0	$100,000	$100,000	n/a	(6% of $100,000)	$100,000	(initial reset)
1		105,000	$6,000	(6% of $100,000)	106,000	(rollup)
2	50,000	160,000	6,000	(6% of $150,000)	162,000	(rollup + payment)
3		170,000	9,000	(6% of $150,000)	171,000	(rollup)
4		185,000	9,000	(6% of $185,000)	185,000	(elective reset)
5		183,000	11,100	(6% of $185,000)	196,100	(rollup)
6		180,000	11,100	(6% of $185,000)	207,200	(rollup)
7		202,000	11,100	(6% of $185,000)	218,300	(rollup)
8		230,000	11,100	(6% of $230,000)	230,000	(elective reset)
9		238,000	13,800		243,800	(rollup)
Example 2

	Assume:
	Purchase		Then:
Rider	Payment or	Account	Rollup Amount Credited		Benefit Base Amount
Anniversary	Withdrawal	Value	For prior Contract Year		for following Contract Year
0	$100,000	$100,000	n/a	(6% of $100,000)	$100,000	(initial reset)
1		105,000	$6,000	(6% of $100,000)	106,000	(rollup)
2	-22,000	88,000	6,000	(excess withdrawal)	89,600	(rollup –adjustment)
3		93,500	n/a	(6% of $93,500)	93,500	(elective reset)
4		101,750	5,610	(6% of $101,750)	101,750	(elective reset)
5		100,650	6,105	(6% of $101,750)	107,855	(rollup)
6		99,000	6,105	(6% of $101,750)	113,960	(rollup)
7		111,100	6,105	(6% of $101,750)	120,065	(rollup)
8		126,500	6,105	(6% of $126,500)	126,500	(elective reset)
9		130,900	7,590		134,090	(rollup)
The Account Values assumed in these examples are for illustration purposes only, and are not intended to predict the performance of the Designated Subaccounts.

Rollup Amounts. The rollup amounts ensure that the Benefit Base Amount will grow by a minimum factor over a period of up to 10 years since the most recent Reset Date.
•	In the first example, the rollup amounts result in a Benefit Base Amount that is greater than the Account Value on each Rider anniversary except the 4th and 8th Rider anniversaries.

•	In the second example, the rollup amounts result in a Benefit Base Amount that is greater than the Account Value on each Rider anniversary except for the 3rd, 4th, and 8th Rider anniversaries.

•	In the second example, there is no rollup amount credited at the end of the 3rd Contract Year because of the Excess Withdrawal taken on the 2nd Rider anniversary (which is the beginning of the 3rd Contract Year).
Resets. Resetting the Benefit Base Amount on a Rider anniversary allows the Rider to preserve any gains in the Account Value of the Contract. It also restarts the period during which rollup amounts may be credited and the base on which they are calculated.
•	In both examples, a reset election is made on the 4th and 8th Rider anniversaries because the Account Value has grown to an amount greater than the Benefit Base Amount (including rollup amounts).

•	In the second example, the loss of the rollup amount on account of the Excess Withdrawal also gives rise to a reset on the 3rd Rider anniversary.
Please note that, if you elect to reset the Benefit Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge.

PayPlan—GUARANTEED MINIMUM WITHDRAWAL BENEFIT
Introduction to PayPlan
We offer a Guaranteed Minimum Withdrawal Benefit through a rider (the “Rider”) to this Contract. If you choose to activate the Rider, it will provide a minimum withdrawal Benefit, up to a certain amount each Benefit Year, even if the Contract values are zero.
The Rider may not be available in all states. For additional information about the availability of the Rider, contact us at our Administrative Office, P.O. Box 5423, Cincinnati OH 45201-5423, 1-800-789-6771.
An Excess Withdrawal, as defined below, will reduce the Benefit available under the Rider and may increase the Rider charges.
Definitions
Benefit
A guaranteed withdrawal benefit that is available under the Benefits section of the Rider.
Benefit Base Amount
The amount on which Rider charges and Benefit payments are based.
Benefit Start Date
The first day that a Benefit under the Rider is to be paid.
Designated Subaccount
Each Subaccount that we designate from time to time to hold Contract values on which Benefits may be based.
Excess Withdrawal
Each withdrawal from the Contract on or after the Rider Effective Date except:
1)	a withdrawal to pay Rider charges; or

2)	a withdrawal to pay Rider Benefits.

Required Minimum Distribution
The amount, if any, that is required to be distributed from the Contract for the current calendar year under Section 401(a)(9) of the Internal Revenue Code or the similar provisions of federal tax law to the extent applicable to the Contract.
•	For purposes of the Rider, this amount will be computed based on the values of the Contract without considering any other annuity or tax-qualified account. It will be reduced by all prior withdrawals or Benefit payments from the Contract made in such calendar year.

•	For purposes of the Rider, we may choose to compute this amount disregarding changes in federal tax law after the Rider Issue Date that would increase it. We will notify you if we make this choice.
Reset Date
Each of the following dates is a Reset Date:
1) the Rider Effective Date;
2) a Contract Anniversary on which you elect to reset the Benefit Base Amount;
3) any date on which you assign or transfer an interest in the Contract to your spouse if your Account Value is less than the Benefit Base Amount; and
4) any date before the Benefit Start Date that would have been the Death Benefit Valuation Date if a spouse becomes the successor owner of the Contract and your Account Value on that date is less than the Benefit Base Amount.
Rider Effective Date
The Contract effective date or Contract Anniversary on which you activate the Rider.
Rider Issue Date
The date that the Rider is issued with or added to the Contract. The Rider Issue Date is set out on the Rider Specifications Page.

Written Request
Information provided to us or a request made to us that is:
•	complete and satisfactory to us;

•	on our form or in a manner satisfactory to us; and

•	received by us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.
To obtain one of our forms, contact us at the above address, or call us at 1-800-789-6771.
A Written Request may, at our discretion, be made by telephone or electronic means.
We will treat a Written Request as a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of the Contract. A Written Request is subject to (1) any payment that we make before we acknowledge the Written Request and (2) any other action that we take before we acknowledge the Written Request.
Activation of the Rider
You may elect to activate the Rider on the Contract effective date or on any Contract Anniversary. To activate the Rider, you must make a Written Request before the date on which the Rider is to take effect. The Rider is not effective until you activate it.
Once the Rider is activated, you may not participate in the dollar cost averaging or interest sweep programs otherwise available under the Contract.
You may not activate the Rider if:
•	you or any joint owner is age 86 or older;

•	an Owner is not a human being and the Annuitant is age 86 or older;

•	you have not allocated or transferred your Account Value to the Designated Subaccounts;

•	you have activated the Guaranteed Lifetime Withdrawal Benefit Rider and it is in effect;

•	an event has occurred that would terminate the Rider; or

•	we are no longer issuing the Rider with any new annuity contracts and we prohibit further activations on a nondiscriminatory basis.
We will notify you if we stop issuing the Rider and prohibit further activations. You may decline the Rider at any time by Written Request.
Required Allocations to Designated Subaccounts
On the Rider Effective Date, your Account Value must be held in one or more Designated Subaccount(s) that you select.
If at that time any part of your Account Value is held in some other Subaccount or the Fixed Accumulation Account, we will reject your request to activate the Rider and you will not be able to activate the Rider until the following Contract Anniversary.
After the Rider Effective Date, you may transfer your Account Value only among the Designated Subaccounts.
The Designated Subaccounts are:
•	Ibbotson Balanced ETF Asset Allocation Portfolio-Class II

•	Ibbotson Conservative ETF Asset Allocation Portfolio-Class II

•	Ibbotson Growth ETF Asset Allocation Portfolio-Class II

•	Ibbotson Income and Growth ETF Asset Allocation Portfolio-Class II
We reserve the right to change the Designated Subaccounts. If you have activated the Rider and it is in effect, any such change will not require a transfer of existing funds; however, such a change would prevent future allocations and transfers to a Subaccount that is no longer a designated Subaccount. We will send you a written notice of any change in the Designated Subaccounts.

These allocation rules do not apply to amounts held as collateral for a loan under your Contract. The rules applicable to loan collateral are explained in Rider Provisions Related to Loans section below.
Additional information about the Designated Subaccounts is located in The Portfolios section and Appendix B of this prospectus. Additional information about how to transfer between investment options is located in the Transfers section of this prospectus.
Rider Charge
If you activate the Rider, there is a charge for the Rider for each Contract Year that the Rider is in effect. Currently, the charge for a Contract Year is 0.40% of the Benefit Base Amount.
For purpose of calculating the Rider charge, we will determine the Benefit Base Amount as of the date immediately before the date that we assess the charge. We will assess the Rider charge for a Contract Year at the end of that Contract Year. We will also assess a prorated portion of the Rider charge for a Contract Year upon surrender of the Contract or other termination of the Rider.
We will take the Rider charge by withdrawing amounts proportionally from the Designated Subaccounts to which you have allocated your Account Value at the time the charge is taken. No early withdrawal charge or other charge or fee will be deducted on account of a withdrawal to pay Rider charges.
We may change the charge for your Rider at any time or times that:

•	you activate the Rider if you do so on a date other than the Rider Issue Date;

•	you elect to reset the Benefit Base Amount;

•	you take an Excess Withdrawal;

•	you assign or transfer an interest in the Contract to your spouse; or

•	a spouse becomes the successor owner of the Contract.
The Rider charge will never exceed 1.00% of the Benefit Base Amount. If we change the Rider charge, the new Rider charge may apply to any Contract Year for which we have not yet assessed the charge.
We will permanently waive the Rider charge once your Account Value is fully depleted directly as a result of withdrawals for Benefit payments and Rider charges.
Benefit Start Date
To begin taking the withdrawal Benefit, you must first designate a Benefit Start Date. You must be at least 55 years old on the Benefit Start Date. If an Owner is not a human being, the Annuitant must be at least 55 years old on the Benefit Start Date. The Benefit Start Date may not be after the date that the Rider terminates.
To designate the Benefit Start Date, you must make a Written Request. We must receive this request at least 30 days before the date that the first Benefit payment is to be made.
You must pay off all loans under the Contract on or before the Benefit Start Date.
Benefit Payments
We will make Benefit payments upon your Written Request. You may request Benefit payments at any time or times on or after the Benefit Start Date.
•	A Benefit payment may be an amount up to the full Benefit amount available on the payment date.

•	A Benefit payment may not be less than $50.
A Benefit payment may be paid to or for another annuity or tax-qualified account in an exchange, transfer, or rollover to the full extent allowed by federal tax law.
Until your Account Value is exhausted, we will pay Benefits in the form of withdrawals from your Contract. We will make these withdrawals proportionally from the Designated Subaccounts to which you have allocated your Account Value as of the date the Benefit payment is made. After your Account Value is exhausted, we will pay Benefits under the Rider itself.

Benefit Amount
The Benefit amount is the largest total amount that can be taken as a Benefit payment on or after the Benefit Start Date. It is determined each time that a Benefit payment is to be made.
The annual Benefit amount is 5% of the Benefit Base Amount on the date that the payment is to be made. The annual Benefit amount for the Contract Year that includes the Benefit Start Date will be prorated. The Benefit amount available for a Contact Year but not taken during that Contract Year may not be carried over to the next Contract Year.
The Benefit amount available at any point in time on or after the Benefit Start Date is equal to:
•	the annual Benefit amount as then determined; less

•	the amount of any Benefit payment previously made during the current Contract Year.
Minimum Benefit
The annual Benefit amount for a Contract Year will never be less than the Required Minimum Distribution, if any, for the calendar year in which that Contract Year began.
Benefit Base Amount
The maximum total Benefits under the Rider will be equal to the Benefit Base Amount.
The Benefit Base Amount is determined as follows.
•	Determine the Account Value on the most recent Reset Date.

•	Add Purchase Payments that we have received since the most recent Reset Date.

•	Subtract an adjustment for each Excess Withdrawal, if any, since the most recent Reset Date.
An example of how an Excess Withdrawal impacts the Benefit under the Rider is included at the end of this section of the prospectus.
Although Benefit payments up to the Benefit amount do not reduce the Benefit Base Amount, they do reduce the total Benefits that remain to be paid under the Rider. In addition, they generally reduce Contract values, the Death Benefit, and the amount available for annuitization.
Excess Withdrawal Adjustments
The adjustment to the Benefit Base Amount for an Excess Withdrawal is calculated as follows.
•	Determine the percentage reduction in the Account Value on account of the Excess Withdrawal and any related early withdrawal charge or other charge or fee related to the Excess Withdrawal.

•	Multiply this percentage reduction by the Benefit Base Amount immediately before the Excess Withdrawal to determine the dollar amount of the proportional reduction.

•	Subtract this proportional reduction amount from the Benefit Base Amount.
Example Showing Percentage Reduction

Account Value
Before Withdrawal	$160,000
Minus Withdrawal	– $40,000
After Withdrawal	$120,000

Percentage Reduction 40,000 / 160,000 =	25%

Benefit Base Amount
Before Withdrawal	$200,000
Minus Reduction	– $50,000
After Withdrawal	$150,000

Percentage Reduction 50,000 / 200,000 =	25%

A more complete example showing the impact of an Excess Withdrawal on Benefits is included at the end of this section of the prospectus.
An Excess Withdrawal that reduces the Benefit Base Amount below $1,250 will result in termination of the Rider.
If you take an Excess Withdrawal and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the Excess Withdrawal will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Contract Year for which the charge has not yet been taken.

Resetting the Benefit Base Amount
As of each Contract Anniversary that the Rider is in effect, you may elect to reset the Benefit Base Amount to the Account Value on that Contract Anniversary, if higher. No reset may be elected if the Benefit Base Amount is higher than the Account Value on that Contract Anniversary.
A reset election must be made by Written Request. We must receive this Written Request no later than 30 days after the applicable Contract Anniversary.
If you elect to reset the Benefit Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge. The increase in the Rider charge will be effective for any Contract Year for which the charge has not yet been taken.
You may choose to automatically reset the Benefit Base Amount equal to your Account Value, if higher, on each Contract Anniversary. An automatic reset election must be made by Written Request and will take effect on the next Contract Anniversary. If an automa0tic reset triggers an increase in the Rider charge, we will send you a notice of the new Rider charge and provide you with the opportunity to opt-out of the reset that triggered the increase. To make an opt-out election, you must send us a Written Request and we must receive the Written Request no later than 30 days from the date of the notice. An opt-out election will end your participation in the automatic reset program. You may voluntarily terminate your participation in the automatic reset program at any time by Written Request.
Examples showing how the Benefit Base Amount is calculated and how resets and Excess Withdrawals impact the Benefit Base Amount are included at the end of this section of the prospectus.
Duration of Benefits
Your right to take Benefit payments will continue until the total Benefit payments equal the Benefit Base Amount. This is not a fixed period.
All rights to take Benefit payments will end on the earliest of:
•	the date that total Benefit payments made since the most recent Reset Date equal the current Benefit Base Amount;

•	the completion of the maximum period that a benefit can be paid under the rules of Section 72(s) or Section 401(a)(9) of the Internal Revenue Code or the similar provisions of federal tax law to the extent applicable to the Contract; or

•	the date that the Rider terminates.
Your right to take Benefit payments will last for 20 years if all of the following conditions are met: (1) each year you take Benefit payments exactly equal to 5% of the Benefit Base Amount, (2) you do not take Benefit payments of more than 5% of the Benefit Base Amount because of a Required Minimum Distribution, (3) you take no Excess Withdrawals on or after the Benefit Start Date, and (4) the Rider does not terminate. If in any year you take Benefit payments of less than 5% of the Benefit Base Amount, your right to take Benefit payments may last for more than 20 years. If you take Benefit payments of more than 5% of the Benefit Base Amount because of a Required Minimum Distribution, or if you take an Excess Withdrawal on or after the Benefit Start Date, your right to take Benefit payments may last for fewer than 20 years.
Impact of the Rider on the Contract
Purchase Payments. If you activate the Rider, the following restrictions on Purchase Payments will apply.
•	Following the Rider Effective Date, we may decline to accept Purchase Payments to the Contract in excess of $50,000 per Contract Year.

•	Before or after the Rider Effective Date, we may decline to accept any additional Purchase Payments to the Contract if we are no longer issuing annuity contracts with the Rider unless you decline or terminate the Rider. In this case, we will notify you that you must decline or terminate the Rider before we will accept any additional Purchase Payments to the Contract.

•	We reserve the right to impose additional restrictions on Purchase Payments after the Benefit Start Date.
Exhausted Account Value. If your Account Value is completely exhausted by payment of Rider charges or Benefits or because the value of a Designated Subaccount falls to zero:

•	the Contract will not terminate until the Rider terminates; however, the only benefits available will be those provided by the Rider;

•	no additional Purchase Payments may be made to the Contract;

•	no Excess Withdrawals are possible; and

•	the Contract cannot be annuitized.
Rider Provisions Related to Loans
If your Contract allows loans:
•	an offset of a defaulted loan after the Rider Effective Date will be considered an Excess Withdrawal;

•	all rights under the Rider will terminate if you fail to pay off all loans by the Benefit Start Date; and

•	no new loans may be taken after the Benefit Start Date so long as the Rider is in effect.
In addition, special allocation rules apply to amounts held as collateral for loans. These rules are summarized in the table below.

Time/Period	Transfer Rule
At the time of activation	You are not required to transfer to a Designated Account the portion of your Account Value that is then needed as collateral for a Contract loan.

From time to time after activation and before the Benefit Start Date	We may require you to transfer to the Designated Subaccounts the portion of your Account Value that is no longer needed as collateral for a Contract loan. You must make this transfer within 30 days of our written notice to you of this requirement, or the Rider will terminate.

On or before the Benefit Start Date	You must pay off the Contract loan and transfer to the Designated Subaccounts the portion of your Account Value that is no longer needed as collateral. If you do not pay off the Contract loan and make the required transfer, the Rider will terminate.
Impact of Rider Benefit Payments and Charges
Withdrawals made from the Contract to pay Benefits or to pay Rider charges will be subject to all of the terms and conditions of the Contract, except as explained below:
•	the amount withdrawn will not be subject to an early withdrawal charge;

•	the amount withdrawn may be less than $500;

•	the amount withdrawn may reduce your Account Value below $500;

•	we will not terminate the Contract if the amount withdrawn reduces your Account Value below $500; and

•	the amount withdrawn may completely exhaust your Account Value.
Withdrawals to pay Benefits will reduce the amount that may otherwise be taken without an early withdrawal charge or other charge or fee pursuant to the Free Withdrawal Privilege.
Termination of the Rider
All rights under the Rider will terminate upon any one of the following to happen:
•	your Written Request to decline or terminate the Rider;

•	a transfer or assignment of an interest in the Contract unless to the Owner’s spouse;

•	a failure to hold funds in the Designated Subaccounts;

•	an Excess Withdrawal from the Contract that reduces the Benefit Base Amount below $1,250;

•	the complete payment of all Benefits that are due under the Rider;

•	the surrender or annuitization of the Contract; or

•	a death that would give rise to a Death Benefit under the Contract, unless a spouse is the sole Beneficiary and elects to become the successor owner of the Contract.

Example of Impact of Excess Withdrawal on Benefits
Guaranteed Minimum Withdrawal Benefit Rider. This example is intended to help you understand how an Excess Withdrawal impacts the minimum withdrawal Benefit.
Assume that, on your Benefit Start Date, your Benefit Base Amount is $125,000, your Benefit Percentage is 5%, and the required minimum distribution rules do not require a greater Benefit. These assumptions produce a minimum withdrawal Benefit of $6,250 ($125,000 x 5% = $6,250) per Benefit year.
Now assume that, in the first and second Benefit years, you withdraw the $6,250 Benefit and, in the third Benefit year when your current Account Value is $115,000, you withdraw $20,000 from the Contract, leaving you with an Account Value of $95,000.
Step One: Calculate the Excess Withdrawal.

Total withdrawals for the Benefit year	$20,000
Benefit amount for the Benefit year	– 6,250

Excess Withdrawal	$13,750
Step Two: Calculate the Account Value immediately before the Excess Withdrawal.

Account Value before withdrawal	$115,000
Benefit amount for the Benefit year	– 6,250

Account Value before Excess Withdrawal	$108,750
Step Three: Calculate the proportional reduction for the Excess Withdrawal.

1 –	$ 95,000	Account Value immediately after the $20,000 withdrawal	= 12.6437%	Percentage
	$108,750	Account Value immediately before the Excess Withdrawal		Reduction

$125,000	Base Benefit Amount	x 12.6437%	Percentage Reduction	= $15,805	Proportional Reduction
Step Four: Calculate the reduced Base Benefit Amount.

Base Benefit Amount	$125,000
Less proportional reduction for Excess Withdrawals	– 15,805

Base Benefit Amount reduced for Excess Withdrawals	$109,195
Step Five: Determine the new minimum withdrawal Benefit and Benefits remaining.

Base Benefit Amount after reduction	$109,195
Benefit percentage	x 5%

New minimum withdrawal Benefit amount	$5,460

Base Benefit Amount after reduction	$109,195
Less Benefits for first three Benefit years	– 18,750

Benefits remaining	$90,445

Examples of Benefit Base Amount Calculation
Guaranteed Minimum Withdrawal Benefit Rider. These examples are intended to help you understand how the Base Benefit Amount is calculated. It assumes that:
•	you make the Purchase Payments shown,

•	gains, losses, and charges cause your Account Value to vary as shown,

•	you take no withdrawals except as shown, and

•	you elect to reset on each Rider Anniversary on which your Account Value has increased over the Benefit Base Amount.
The Benefit Base Amount is the Account Value of the Contract on the most recent Reset Date, plus Purchase Payments received since that Reset Date, and minus an adjustment for each Excess Withdrawal since that Reset Date.
Example 1

	Assume:
	Purchase		Then:
Rider	Payment or	Account	Benefit Base Amount
Anniversary	Withdrawal	Value	for following contract year
0	$100,000	$100,000	$100,000	(initial reset)
1		105,000	105,000	(elective reset)
2	50,000	160,000	160,000	(elective reset)
3		170,000	170,000	(elective reset)
4		185,000	185,000	(elective reset)
5		183,000	185,000
6		180,000	185,000
7		202,000	202,000	(elective reset)
8		230,000	230,000	(elective reset)
9		238,000	238,000	(elective reset)
Example 2

	Assume:
	Purchase		Then:
Rider	Payment or	Account	Benefit Base Amount
Anniversary	Withdrawal	Value	for following contract year
0	$100,000	$100,000	$100,000	(initial reset)
1		105,000	105,000	(elective reset)
2	-22,000	88,000	88,000	(elective reset)
3		93,500	93,500	(elective reset)
4		101,750	101,750	(elective reset)
5		100,650	101,750
6		99,000	101,750
7		111,100	111,100	(elective reset)
8		126,500	126,500	(elective reset)
9		130,900	130,900	(elective reset)
The Account Values assumed in these examples are for illustration purposes only, and are not intended to predict the performance of the Designated Subaccounts.

Resets. Resetting the Benefit Base Amount on a Rider anniversary allows the Rider to preserve any gains in the Account Value of the Contract.
•	In both examples, a reset election is made on each Rider anniversary other than the 5th and 6th anniversaries because the Account Value has grown to an amount greater than the prior Benefit Base Amount.

•	In the first example, you may note that a reset is elected on the 2nd Rider anniversary because the Account Value of $160,000 is greater than the prior Benefit Base Amount ($105,000) plus the Purchase Payment ($50,000).

•	In the second example, you may note that a reset is elected on the 2nd Rider anniversary because the Account Value of $88,000 is greater than the prior Benefit Base Amount ($105,000) less the adjustment for the Excess Withdrawal (20% or $21,000).
If you elect to reset the Benefit Base Amount and the then current charge for new issues of this Rider is higher than the charge that we are then assessing for your Rider, the reset will trigger an increase in the Rider charge.

CONTRACT LOANS
We may make loans to Owners of certain Tax Qualified Contracts. If loans are available under a Tax Qualified Contract, loan provisions are described in the loan endorsement to the Contract.
We will charge interest on these loans. The maximum rate of interest that we will charge will be 8% or such other higher rate that may be required by the plan administrator or an employer retirement plan that controls the Contract.
These loans will be secured with an interest in your Contract. If loans are available under your Contract and you borrow money under the loan provisions, we may require you to hold the amount necessary to secure all loans under your Contract (“collateral amount”) in the Fixed Accumulation Account. To meet this requirement, it may be necessary for you to transfer funds to the Fixed Accumulation Account from the Subaccounts to which you have allocated your Account Value. If you do not make the necessary transfer, we will transfer the applicable collateral amount on a pro rata basis from such Subaccounts to the Fixed Accumulation Account.
The collateral amount held in the Fixed Accumulation Account will earn a fixed rate of interest. The minimum rate of interest that we will credit to the collateral amount will be the greater of 1% or the Fixed Account guaranteed interest rate stated in the Contract. The difference between the amount of interest we charge on a loan and the amount of interest we credit to the collateral amount is called the “loan interest spread.” The current “loan interest spread” is 3%.
If loans are available under your Contract and you borrow money under the loan provisions, you will not be able to surrender or annuitize your Contract until all such loans are paid in full. Loans may also limit the amount of money that you can withdraw from your Contract. If you default in repaying a loan under your Contract, we may pay off the loan by effectively reducing your Account Value by an amount equal to the balance of the loan.
Loan amounts, repayment requirements and default procedures are subject to provisions of the Internal Revenue Code. A default on a loan will result in a taxable event. You should consult a tax advisor before exercising loan privileges.
An outstanding loan balance affects the Account Value, the Surrender Value, the amount of the Annuity Benefit, the amount of the Death Benefit, and the amount of certain Rider benefits. In addition, a loan, whether or not repaid, will have a permanent effect on the Account Value because the collateral amount cannot be allocated to the Subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable depending on market performance during the loan period.
For more information about loans, contact us at our Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, or call us at 1-800-789-6771.

ANNUITY BENEFIT
Definitions
Annuity Benefit
The payments that may be made under the Annuity Benefit section of the Contract.
Annuity Commencement Date
The first day of the first payment interval for which payment of an Annuity Benefit is to be made.
Annuity Benefit
When the Contract is annuitized, we promise to pay you a stream of Annuity Benefit payments for the duration of the settlement option selected. Upon annuitization, the Account Value is no longer available to you.
Annuity Commencement Date
The Annuity Commencement Date as of the Contract effective date is set out on the Contract specification page. You may change the Annuity Commencement Date by Written Request. We must receive the Written Request at least 30 days before the date that the Annuity Benefit payments are scheduled to begin.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
You many not change the Annuity Commencement Date to a date earlier than the first Contract Anniversary. You may not change the Annuity Commencement Date to a date later than the Contract Anniversary following the 95th birthday of the eldest Owner, unless we agree.
Annuity Benefit Amount
If Annuity Benefit payments are to be made for life or over a fixed period of at least 10 years, then the Account Value as of the Annuity Commencement Date will be used to provide these payments. Otherwise, the Surrender Value as of the Annuity Commencement Date will be used to provide Annuity Benefit payments.
If the Account Value is used to provide Annuity Benefit payments, it will be reduced by:
•	any fees and charges under the Contract, including any applicable rider charges;

•	the outstanding balance of any loans; and

•	applicable premium tax or other taxes not previously deducted.
If the Surrender Value is used to provide Annuity Benefit payments, it will be determined as follows:
•	Start with the Account Value as of the end of the applicable Valuation Period.

•	Then subtract any fees or charges that would apply upon surrender.

•	Then subtract the outstanding balance of any loans.

•	Finally, subtract the applicable premium tax or other taxes not previously deducted.
Form of Annuity Benefit Payments
You may elect to have Annuity Benefit payments made pursuant to any form of settlement option that is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus.
You may elect a settlement option or change your election by Written Request. The election or any change in your election must be made before the Annuity Commencement Date. We must receive your Written Request at least 30 days before the Annuity Commencement Date.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
If you have not made an election as to the form of settlement option, we will attempt to contact you to ascertain the form of settlement option to be used. If you do not select a settlement option, Annuity Benefit payments will be made annually under the terms of Settlement Option B with a fixed period of 10 years, as described in the Settlement Options section of this prospectus. Under this settlement option, Annuity Benefit payments are made for life and are guaranteed to be paid for at least 10 years.
Additional information about the form of Annuity Benefit payments is included in the Calculation of Benefit Payments section of this prospectus.
Annuity Benefit Distribution Rules
Any settlement option election or change of a settlement option election is subject to the Annuity Benefit Distribution Rules provision of the Contract. These rules are summarized below.

For a Tax Qualified Contract	Annuity Benefit payments must meet the required minimum distribution rules set out in the tax qualification endorsement.

For any other Contract	Annuity Benefit payments that are still payable after the death of the person controlling the payments must be made at least as rapidly as payments were being made at the time of death.
Person Who Receives Annuity Benefit Payments
Annuity Benefit payments generally will be made to the Annuitant as payee. There are 2 exceptions to this general rule.
•	If you are not the Annuitant, you can elect to have the Annuity Benefit payments made to yourself as payee.

•	Annuity Benefit payments may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law.
Annuity Benefit payments that are payable with respect to a payment interval that ends after the death of the payee will be made to the applicable contingent payee or, if there is no designated or surviving contingent payee, the estate of the last payee who received payments.
Please refer to the Settlement Options section of this Prospectus for additional information about settlement options and Annuity Benefit payments and to the Calculation of Benefit Payments section of this Prospectus for additional information about Annuity Benefit payments.

DEATH BENEFIT
Definitions
Beneficiary
The person entitled to receive any Death Benefit that is to be paid under the Contract. More information about the Beneficiary is included in the Contract section of the prospectus.
Death Benefit
The benefit described in the Death Benefit section of the Contract.
Death Benefit Commencement Date
The first day of the first payment interval for a Death Benefit that is paid as periodic payments or the date of payment for a Death Benefit that is paid as a lump sum.
Death Benefit Valuation Date
The earlier of (1) the date that we have received both Due Proof of Death and a Written Request with instructions as to the form of the Death Benefit or (2) the Death Benefit Commencement Date.
Due Proof of Death
A certified copy of a death certificate or a certified copy of a decree made by a court of competent jurisdiction as to the finding of death. We will also accept other proof that is satisfactory to us.
Death Benefit
A Death Benefit is payable under your Contract if, before the Annuity Commencement Date and before the Contract is surrendered:
•	an Owner dies; or

•	an Owner is a non-natural person and the Annuitant dies.
For this purpose, a trustee is considered to be a non-natural person, and the death of an individual who owns the Contact as a trustee will not be treated as the death of an Owner.
No Death Benefit will be paid until we receive Due Proof of Death. Only one Death Benefit will be paid under the Contract. If a Death Benefit becomes payable, it will be in lieu of all other benefits under the Contract and all other rights under this Contract will be terminated. If your surviving spouse becomes a successor owner of the Contract, no Death Benefit will be paid on your death.
Death Benefit Amount under the Standard Contract
The amount of the Death Benefit will be based on the greater of:
(1)	the Account Value on the Death Benefit Valuation Date; or

(2)	the total of all Purchase Payments received by us, reduced proportionally for any withdrawals, including withdrawals to pay rider benefits or charges.
Any reduction that we make to reflect withdrawals will be made in the same percentage as the percentage reduction in your Account Value on the date of the withdrawal. An example of how a withdrawal impacts the Death Benefit is provided in Appendix D.
The Death Benefit amount will be reduced by any fees or charges due under this Contract including any applicable rider charges, by any applicable premium tax or other taxes not previously deducted, and by the outstanding balance of any loans. We will accrue interest on the Death Benefit payable under this Contract as required by law. Any interest will be added to the Death Benefit to be paid.
Enhanced Death Benefit Rider
We offer an enhanced Death Benefit through an optional rider to the Contract. To select this Rider, you must make a Written Request. We must receive your Written Request before the Contract effective date.

You may not select this Rider if you or the eldest Owner will be age 80 or older on the Contract effective date. You may not voluntarily terminate this Rider after the Contract effective date.
If you select this Rider, we will increase the annual mortality and expense risk charge applicable to your Contract. The 0.20% increase will compensate us for the additional mortality and expense risk that we assume under the Rider.
If you select this Rider, the amount of the Death Benefit will be based on the greatest of:
(1)	the Account Value on the Death Benefit Valuation Date;

(2)	the total of all Purchase Payments received by us, reduced proportionally for any withdrawals including withdrawals to pay rider benefits or charges; or

(3)	the Historic High Value as described below.
Historic High Value. The Historic High Value after the first Contract Anniversary is your largest Account Value on any Contract Anniversary that is before the Death Benefit Valuation Date and before the 80th birthday of the eldest Owner (“largest account value”), reduced by an amount proportionate to any reduction in the Account Value due to a withdrawal after this “largest account value” was reached and any related early withdrawal charge or other related fees or charges.
There is no Historic High Value before the first Contract Anniversary. In this case, the amount of the Death Benefit under this Rider will be based on the greater of:
(1)	the Account Value on the Death Benefit Valuation Date; or

(2)	the total of all Purchase Payments received by us, reduced proportionally for any withdrawals, including withdrawals to pay rider benefits or charges.
You should note that the Death Benefit under this Rider before the first Contract Anniversary is effectively the same as the Death Benefit under the standard Contract.
Any reduction that we make to reflect withdrawals will be made in the same percentage as the percentage reduction in your Account Value on the date of withdrawal. An example of how a withdrawal impacts the Death Benefit is provided in Appendix D.
The Death Benefit under this Rider will be reduced by any fees or charges due under this Contract including any applicable rider charges, by any applicable premium tax or other taxes not previously deducted, and by the outstanding balance of any loans. We will accrue interest on the Death Benefit payable under the Rider as required by law. Any interest will be added to the Death Benefit to be paid.
Allocations and Transfers of Death Benefit Amount
On the Death Benefit Valuation Date, we will allocate the Death Benefit amount among the Subaccounts and the Fixed Accumulation Account. This allocation will be made in the same proportion as the value of each option bears to the total Account Value as of the end of the Valuation Period immediately before that date. After this allocation, the amount of the Death Benefit to be paid will be based on the Account Value.
Between the Death Benefit Valuation Date and the Death Benefit Commencement Date, the Beneficiary may transfer funds among the Subaccounts and the Fixed Accumulation Account. These transfers are subject to the limitations described in the Transfers section and Appendix C of this prospectus.
Death Benefit Commencement Date
The Beneficiary may designate the Death Benefit Commencement Date by Written Request. The Written Request must be made within one year of the death for which the Death Benefit is payable. If no designation is made, then the Death Benefit Commencement Date will be one year after the date of death.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
Form of Death Benefit Payments
You may elect to have Death Benefit payments made in one lump sum or pursuant to any form of settlement option that is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus. There is no additional charge associated with this election.

The election must be made before your death. You may change the election at any time before your death. The election or any change in the election must be made by Written Request.
If you do not make any election, the Beneficiary may make that election after your death and before the Death Benefit Commencement Date. A Beneficiary may change the Beneficiary’s own election by Written Request. We must receive the Written Request at least 30 days before the Death Benefit Commencement Date.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
If neither you nor the Beneficiary has made an election, Death Benefit payments will be made annually under the terms of Settlement Option A with a fixed period of 4 years, as described in the Settlement Options section of this prospectus. Under this settlement option, Death Benefit payments end after 4 years.
Additional information about the form of Death Benefit payments is included in the Calculation of Benefit Payments section of this prospectus.
Death Benefit Distribution Rules
Any designation of the Death Benefit Commencement Date, any election of the form of death benefit payments, and any change in the designation or the election is subject to the Death Benefit Distribution Rules provision of the Contract. These rules are summarized below.

For a Tax Qualified Contract	Death Benefit payments must meet the required minimum distribution rules set out in the tax qualification endorsement.

For any other Contract	The Death Benefit must be paid either:

• in full within 5 years of death; or

• over the life of the Beneficiary or over a period certain not exceeding the Beneficiary’s life expectancy, with payments at least annually starting within one year of death.
Application of a Death Benefit to a Settlement Option
When a Death Benefit is applied to a settlement option, we promise to pay a stream of benefit payments for the duration of the settlement option selected. Benefit payments are based on the Account Value on the Death Benefit Commencement Date.
The Beneficiary generally will be the person on whose life any Death Benefit payments under a settlement option will be based. If the Beneficiary is a non-natural person, the Beneficiary may elect to have payments under a life option based on the life of a person to whom the Beneficiary is obligated. This election must be made by Written Request before the Death Benefit Commencement Date.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
Person Who Receives Death Benefit Payments
Death Benefit payments generally will be made to the Beneficiary as payee. There are 2 exceptions to this general rule.
•	If the Beneficiary is a non-natural person, the Beneficiary may elect to have Death Benefit payments made to a payee to whom the Beneficiary is obligated to make corresponding payments.

•	Death Benefit payments may be paid as a tax-free exchange, transfer or rollover to or for an annuity or tax-qualified account as permitted by federal tax law.
Death Benefit payments that are payable with respect to a payment interval that ends after the death of the payee will be made to the applicable contingent payee or, if there is no designated or surviving contingent payee, the estate of the last payee who received payments.
Step Up in Account Value for Your Spouse as Successor Owner
If your spouse becomes the successor owner of the Contract, the Account Value may be increased. There is no additional charge associated with this feature.
•	The Account Value will be increased to equal the amount of the Death Benefit that would have been payable if your spouse had not become the successor owner.

•	If the Death Benefit that would have been payable is equal to the Account Value on the applicable date, the Account Value will not be increased.
If the Account Value is increased under this provision, we will add the amount in the same proportion as the value of each Subaccount and the Fixed Accumulation Account is to the total Account Value as of the end of the Valuation Period that precedes the Death Benefit Valuation Date. Any increase under this provision will occur as of the date that would have been the Death Benefit Valuation Date. The date that would have been the Death Benefit Valuation Date will be the later of (1) the date we receive Due Proof of Death or (2) the date we receive the successor owner election. This date will never be later than one year after the date of your death.
Please refer to the Settlement Options section of this Prospectus for additional information about settlement options and Death Benefit payments and to the Calculation of Benefit Payments section of this Prospectus for additional information about Death Benefit payments.

SETTLEMENT OPTIONS
Settlement Options
We will make periodic payments under the standard forms of settlement options described below. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied.
We will make periodic payments in any other form of settlement option that is acceptable to us at the time of any election. Fixed periods shorter than 5 years are generally not available under any settlement option. A fixed period of less than 5 years is available only as a Death Benefit settlement option. All elected settlement options must comply with pertinent laws and regulations.
Once payment begins under a settlement option that is contingent on the life of a specified person or persons (Option B and Option C), the settlement option may not be changed or commuted (i.e., redeemed at present value). Other settlement options (Option A) may be commuted on a basis acceptable to you and us at the time of the commutation request.

Option	Description
Option A Income for a Fixed Period	We will make periodic payments for a fixed period of 5 to 30 years.

Option B Life Annuity with Payments for a Fixed Period	We will make periodic payments for at least a fixed period. If the person on whose life benefit payments are based lives longer than the fixed period, then we will make payments until his or her death.

Option C Joint and One-Half Survivor Annuity	We will make periodic payments until the death of the primary person on whose life benefit payments are based. After the death of the primary person, we will make one-half of the periodic payment until the death of the secondary person on whose life benefit payments are based.
We will use the Annuity 2000 Mortality Table for blended lives (60% female/40% male) with interest at 1% per year, compounded annually, to compute all guaranteed settlement option factors, values, and benefits under the Contract.
Payments under Settlement Options
Payments under any settlement option may be in monthly, quarterly, semi-annual or annual payment intervals. The first payment will be paid as of the last day of the initial payment interval. If the amount of any regular payment under the form of settlement option elected would be less than $50, an alternative form of settlement option will have to be elected. In our discretion, we may require benefit payments to be made by direct deposit or wire transfer to the account of a designated payee.
If payment under a settlement option depends on whether a specified person is still alive (Option B and Option C), we may at any time require proof that the person is still living. We will require proof of the age of any person on whose life payments are based. For purposes of calculating payments based on the age of a person, we will use the person’s age as of his or her last birthday.
If more than one person is the payee under a settlement option, we will make payments to the payees jointly. No more than 2 persons may be initial payees under Option C.
We may modify minimum amounts, payment intervals, and other terms and conditions at any time without prior notice to you. If we change the minimum amounts, we may change any current or future payment amounts and/or payment intervals to conform with the change.
Additional information about available payment forms under the settlement options is included in the Calculation of Benefit Payments section of this prospectus.
Nonhuman Payees under a Settlement Option
Except as stated below, the primary payee under a settlement option must be a human being. All settlement option payments during his or her life must be made by check payable to the primary payee or by electronic transfer to a checking or savings account owned by the primary payee. Settlement option payments may be made as a tax-free exchange, transfer, or rollover to or for an annuity or tax-qualified account as permitted by federal tax law.
A nonhuman Owner or Beneficiary may be the primary payee. We may make other exceptions in our discretion.
Considerations in Selecting a Settlement Option and Payment Forms
Periodic payments under a settlement option are affected by various factors, including the length of the payment period, the life expectancy of the person on whose life benefit payments are based, the frequency of the payment interval (monthly, quarterly, semi-annual or annual), and the payment form selected (fixed dollar or variable dollar).
•	Generally, the longer the period over which payments are made or the more frequently the payments are made, the lower the amount of each payment because more payments will be made.

•	For life contingent settlement options (Option B and Option C), the longer the life expectancy of the Annuitant or Beneficiary, the lower the amount of each payment because more payments are expected to be paid.

•	Fixed dollar payments will remain level for the duration of the payment period.

•	The actual amount of each variable dollar payment may vary from payment to payment regardless of the duration of the payment period. The actual amount of each variable dollar payment will reflect the investment performance of the Subaccount(s) selected. The assumed daily investment factor, which is based on a net investment rate of 1% per year, compounded annually, also affects the amount by which variable dollar payments increase or decrease.
Additional information about payment forms and the assumed daily investment factor is included in the Calculation of Benefit Payments and Glossary of Financial Terms sections of this prospectus.

CALCULATION OF BENEFIT PAYMENTS
Benefit Payments
Benefit payments may be calculated and paid as fixed dollar payments, variable dollar payments, or a combination of both. The stream of payments, whether fixed dollar or variable dollar, is an obligation of our general account. However, we guarantee only the amount of fixed dollar payments. The Beneficiary (or the applicable payee) bears the risk that any variable dollar payment may be less than the initial variable dollar payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently.
You may request that Annuity Benefit payments or Death Benefit payments be made as fixed dollar payments, variable dollar payments, or a combination of both.
No transfers between fixed dollar payments and variable dollar payments will be allowed after the Commencement Date. Twelve months or more after the Commencement Date, the person controlling payments may transfer all or part of the Benefit Units upon which variable dollar payments are based from the Subaccount(s) then held to Benefit Units in other Subaccount(s) that are then available. Such transfers of Benefit Units may not occur more than once in any 12 month period and are subject to the limitations on transfers described in the Transfers section and Appendix C of this prospectus.
Fixed Dollar Payments
The amount to be applied to Fixed Dollar payments is the Fixed Account Value as of the Commencement Date. It will include the amount of any transfer to Fixed Dollar payments that is made from the Separate Account on that date. It will not include the amount of any transfer to Variable Dollar payments that is made from the Fixed Accumulation Account as of the end of the Valuation Period that precedes the Commencement Date. The amount to be applied to payments will be reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted.
Fixed Dollar payments are determined as follows. We start with the amount to be applied to Fixed Dollar payments. We then deduct a pro-rata portion of the Contract maintenance fee. The resulting amount, expressed in thousands of dollars is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the Settlement Option Table for the option that is elected. Fixed Dollar payments will remain level for the duration of the payment period.
Variable Dollar Payments
The amount to be applied to Variable Dollar payments is the Variable Account Value as of the end of the Valuation Period that precedes the Commencement Date. It will include the amount of any transfer to Variable Dollar payments that is made from the Fixed Accumulation Account as of that same time. It will be reduced by the amount of any transfer to Fixed Dollar payments that is to be made from the Separate Account on the Commencement Date. An amount that is transferred from the Fixed Accumulation Account will be allocated among the Subaccounts by Written Request. The amount to be applied to payments will be reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted.
The Variable Dollar base payment on the Commencement Date is determined as follows. We start with the amount to be applied to Variable Dollar payments, expressed in thousands of dollars. This amount is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the Settlement Option Table for the option that is elected.

The total amount of each Variable Dollar payment will be equal to the sum of the payments from each Subaccount. The payment from each Subaccount is found by multiplying the number of Benefit Units held in that Subaccount for such Variable Dollar payments by the Benefit Unit Value for that Subaccount. We do this as of the end of the fifth Valuation Period before the date that the payment is due.
Number of Benefit Units. The number of Benefit Units in each Subaccount held for Variable Dollar payments is determined as follows. We divide the dollar amount of the Variable Dollar base payment from each Subaccount by the Benefit Unit Value for that Subaccount as of the Commencement Date. The number of Benefit Units in each Subaccount will change if the person controlling payments makes transfers among Subaccounts. The Benefit Units in each Subaccount will change proportionally to a change in the base payment due to any change in the payment interval or as specified by the settlement option. Otherwise, the number of Benefit Units remains fixed during the payment period.
Benefit Unit Values. An explanation of how Benefit Unit Values are calculated is included in the Glossary of Financial Terms of this prospectus.
Subsequent to the Commencement Date, the actual amount of each Variable Dollar payment will reflect the investment performance of the Subaccount(s) selected. It may vary from payment to payment.
We will deduct a pro-rata portion of the Contract Maintenance Fee from each payment.

GLOSSARY OF FINANCIAL TERMS
The following financial terms are explained in this section of the Prospectus: account value, variable account value, fixed account value, accumulation units, accumulation unit value, benefit unit value and net investment factor. Read these terms in conjunction with the other sections of this prospectus.
Account Value
The aggregate value of your interest in the Fixed Accumulation Account and all of the Subaccounts is referred to as the “Account Value.” The value of your interest in all of the Subaccounts is the “Variable Account Value. The value of your interest in the Fixed Accumulation Account is the “Fixed Account Value.”
The Account Value at any time is net of any fees, charges, deductions, withdrawals, surrenders, and/or outstanding loans incurred prior to or as of the end of that Valuation Period.
Fixed Account Value
At any time before the Annuity Commencement Date, the Fixed Account Value for this Contract is equal to:
1)	Purchase Payment(s) that are allocated to the Fixed Accumulation Account; plus

2)	amounts transferred to the Fixed Account; plus

3)	interest credited to the Fixed Account; less

4)	any withdrawals, surrender, and transfers from the Fixed Account; and less

5)	any fees, charges, deductions and other adjustments made as described in the Contract.

Variable Account Value
At any time before the Annuity Commencement Date, the Variable Account Value for this Contract is equal to the sum of the values of your interest in each Subaccount. The value of your interest in a Subaccount is equal to the number of your Accumulation Units for that Subaccount multiplied by the Accumulation Unit Value for that Subaccount. These values are determined as of the end of the preceding Valuation Period.
Accumulation Units
Purchase Payment(s) that are allocated to a Subaccount, and amounts that are transferred to a Subaccount, are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to that Subaccount by the value of the Accumulation Unit for that Subaccount at the end of the Valuation Period during which the amount is received.
The following events will result in the cancellation of an appropriate number of Accumulation Units of a Subaccount:
1)	a transfer from a Subaccount;

2)	the surrender or a withdrawal of the Variable Account Value;

3)	the payment of a Death Benefit;

4)	the application of the Variable Account Value to a settlement option; or

5)	the deduction of the fees, charges or other adjustments described in this Contract.

Accumulation Units will be canceled as of:
1)	the end of the Valuation Period during which we receive a Written Request that gives rise to such cancellation;

2)	the Commencement Date; or

3)	the end of the Valuation Period on which a fee, charge or other adjustment is due.

Accumulation Unit Value
The initial Accumulation Unit Value for the Money Market Subaccount was set at $1.00. The initial Accumulation Unit Value for each of the other Subaccounts was set at $10.00. After that, the Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value as of the end of the prior Valuation Period multiplied by the Net Investment Factor. The Net Investment Factor is described below. The Accumulation Unit Values will vary as a result of the varying investment experience of the Portfolios.

Benefit Unit Value
The Benefit Unit Value for each Subaccount is originally established in the same manner as Accumulation Unit Values. For any date after that, the value of a Benefit Unit for a Subaccount is determined by multiplying the Benefit Unit Value as of the end of the preceding Valuation Period by the Net Investment Factor described below. The product is then multiplied by the assumed daily investment factor for the number of days in the Valuation Period. The assumed daily investment factor is based on the assumed net investment rate for the Settlement Option Table that is used to fix the base payment. This factor shall be no greater than 0.99997236, which is the factor based on a net investment rate of 1% per year, compounded annually, as reflected in the guaranteed Settlement Option Tables.
Net Investment Factor
The Net Investment Factor is a measure of the investment performance of a Subaccount from one Valuation Period to the next. Each Subaccount has a Net Investment Factor for each Valuation Period. The Net Investment Factor may be greater than one, or it may be less than one. This means that the Accumulation Unit Value for each Subaccount may increase or it may decrease.
The Net Investment Factor for any Subaccount for any Valuation Period is determined by dividing (1) by (2) and then subtracting (3) from the result, where:
1)	is equal to:
a)	the Net Asset Value per share of the Portfolio held in the Subaccount, determined at the end of the applicable Valuation Period; plus

b)	the per share amount of any dividend or net capital gain distributions made by the Portfolio held in the Subaccount, if the “ex-dividend” date occurs during the applicable Valuation Period; plus or minus

c)	a per share credit or charge for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Subaccount;
2)	is the Net Asset Value per share of the Portfolio held in the Subaccount, determined at the end of the preceding Valuation Period; and

3)	is the sum of the Mortality and Expense Risk Charge and the Administration Charge to be deducted from the Subaccount for the number of days in the applicable Valuation Period.
The term “Net Asset Value” in the formula above means the amount computed by a Portfolio as the price at which the Portfolio’s shares are purchased and redeemed. It is computed no less frequently than each Valuation Period.

THE CONTRACT
Your Contract is an agreement between you and the Company. Values, benefits and charges are calculated separately for your Contract.
Because we are subject to the insurance laws and regulations of all the jurisdictions where we are licensed to operate, the availability of certain Contract rights and provisions in a given state may depend on that state’s approval of the Contracts. Where required by state law or regulation, the Contracts will be modified accordingly.
We may make any changes to the Contracts required by the Investment Company Act of 1940 or other federal securities laws or by federal or state law regulating variable annuities. In addition, we may make any changes necessary to maintain the status of the Contracts as annuities under the Internal Revenue Code. To the extent required by applicable law, we will obtain approval from federal and state regulators and Contracts owners and we will notify you of such changes.
At our discretion, we may suspend or discontinue sales of the Contracts.
Your Right to Cancel
You may cancel your Contract by returning it and giving us written notice of cancellation. You have until midnight of the 20th day following the day you receive the Contract. The Contract must be returned and the required notice must be given to us, or to the agent or producer who sold it to you, in person or by mail. If sent by mail, the return of the Contract or the notice is effective on the date it is postmarked, with the proper address and with postage paid. If you cancel your Contract as set forth above, your Contract will be void and we will refund the Purchase Payments made for it plus any investment gains or minus any investment losses under the Contract as of the end of the Valuation Period during which we receive the returned Contract.
Federal law or the law of the state where you live may vary your cancellation rights.
• When required by state or federal law, we will refund Purchase Payments without any investment gain or loss.
• When required by state or federal law, we will refund Purchase Payments in full, without deducting any fees or charges.
• When required by state law, the right to cancel period may be longer than 20 days.
The cover page of your Contract explains the cancellation rights specific to your Contract.
During the right to cancel period, we reserve the right to allocate all Purchase Payments temporarily to the Fixed Accumulation Account or a money market Subaccount, at our discretion. If we exercise this right, we will reallocate your Account Value as of the end of the right to cancel period. When we make this reallocation, we will follow the allocation instructions that you provided with your initial Purchase Payment. If you exercise your right to cancel the Contract and we have allocated your Purchase Payments to the money market Subaccount or to the Fixed Accumulation Account during the right to cancel period, we will refund the greater of the Purchase Payments or your Account Value, without deduction of an early withdrawal charge.
Our Right to Terminate
We reserve the right to terminate your Contract at any time that the Surrender Value is less than $500. We will not terminate your Contract if Benefit payments under the Guaranteed Lifetime Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit Rider reduce the Surrender Value below $500. If we terminate your Contract, we will pay you the Surrender Value.
Ownership Provisions
Owner
The Owner is the person with authority to exercise all of the ownership rights under a Contract, such as making allocations among investment options, electing a settlement option, and designating the Annuitant, Beneficiary and payee. If you live in a community property state and have a spouse at any time while you own this Contract, the laws of that state may vary your ownership rights.

An Owner must ordinarily be a natural person, or a trust or other legal entity holding a Contract for the benefit of a natural person. If an Owner is a non-natural person, then the age of the eldest Annuitant will be treated as the age of the owner for all purposes under this Contract. A trustee that owns a Contract is considered to be a non-natural person for all purposes under the Contract.
Successor Owner
In some cases, your spouse may succeed to the ownership of the Contract after your death. Specifically, if a Death Benefit is payable on account of your death and your spouse is the sole Beneficiary under the Contract, he or she will become the successor owner of the Contract if (1) you make that Written Request before your death or (2) after your death, your spouse makes that Written Request within one year of your death and before the Death Benefit Commencement Date. As successor owner, your spouse will then succeed to all rights of ownership under the Contract except the right to name another successor owner.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
Joint Owners
•	For a Tax Qualified Contract

No joint owner is permitted.

•	For any other Contract

Two persons may jointly own the Contract. Each joint owner may exercise allocation and transfer rights independently. All other rights of ownership must be exercised by joint action.

A surviving joint owner who is not the spouse of a deceased owner may not become a successor owner, but will be deemed to be the Beneficiary of the Death Benefit that becomes payable on the death of the first owner to die, regardless of any Beneficiary designation.
Transfer of Ownership
•	For a Tax Qualified Contract

You may not transfer, sell or in any way alienate your interest in the Contract except to the limited extent provided in the tax qualification endorsement.

•	For any other Contract

You may transfer ownership at any time during your lifetime. A transfer must be made by Written Request. Except as otherwise elected or required by law, a transfer of ownership will not cancel a designation of an Annuitant or Beneficiary or a settlement option election. A transfer of ownership may have adverse tax consequences.
Assignment
•	For a Tax Qualified Contract

You may not pledge, charge, encumber, or in any way assign your interest in the Contract except to the limited extent provided in the tax qualification endorsement.

•	For any other Contract

You may assign all or any part of your rights under this Contract except:
•	the right to designate or change a Beneficiary;

•	the right to designate or change an Annuitant;

•	the right to transfer ownership; and

•	the right to elect a settlement option.
The person to whom rights are assigned is called an assignee. An assignment must be made by Written Request. We are not responsible for the validity or tax effects of any assignment. If an assignment is allowed, then the rights of an assignee, including the right to any payment under the Contract, come before the right of the Owner, Annuitant, Beneficiary, or other payee. An assignment may be ended only by the assignee or as provided by law.
Annuitant Provisions
The Annuitant is the natural person on whose life Annuity Benefit payments are based.

Annuitant
•	For a Tax Qualified Contract

The Annuitant must be the Owner. If the Owner is a plan sponsor or trustee, then the Annuitant is the designated natural person for whose benefit the Contract was purchased and this designation cannot be changed.

•	For any other Contract

The Annuitant is the person or persons designated by you. If you do not designate an Annuitant or if no Annuitant designated by you is surviving, then the Annuitant will be each Owner who is a natural person.
•	A designation may name 2 or more natural persons jointly as the Annuitant. On the death of a joint Annuitant, the survivor will become the sole Annuitant.

•	A designation may name a natural person as contingent Annuitant. A contingent Annuitant will become the Annuitant only if there is no surviving primary Annuitant.
Except as provided below, you generally may make or change a designation of Annuitant at any time before the Commencement Date. A designation of Annuitant must be made by Written Request.

A designation of Annuitant may not be made or changed at any time that an Owner is a non-natural person unless it is before the Contract effective date.

Except as otherwise elected or as required by law, a change of Annuitant will not cancel a designation of a Beneficiary or a settlement option election.
Beneficiary Provisions
The Beneficiary is the person entitled to receive any Death Benefit that is to be paid under this Contract. The Beneficiary will be the measuring life for life contingent Death Benefit payments (Option B and Option C).
•	If there is a joint owner and that joint owner survives you, then that joint owner is the Beneficiary regardless of any designation of Beneficiary made by you.

•	If there is no joint owner who survives you, than the Beneficiary is the person or persons whom you designate.

•	If there is no joint owner or Beneficiary designated by you who survives you, then your estate will be the Beneficiary.
If a Beneficiary dies within 30 days after your death, we will assume that he or she did not survive you for purposes of this Contract.
Joint Beneficiaries. You may designate 2 or more persons jointly as the Beneficiary. Unless you state otherwise, joint Beneficiaries who survive you will be entitled to equal shares.
Contingent Beneficiaries. You may also designate one or more persons as contingent Beneficiary. Unless you state otherwise, a contingent Beneficiary will be entitled to a benefit only if there is no primary Beneficiary who survives you.
How to Designate a Beneficiary or Change a Designation
You may make or change a designation of Beneficiary at any time so long as you have not specified that a prior designation is irrevocable and no death has occurred for which a Death Benefit is payable. A designation of Beneficiary must be made by Written Request. The Written Request must be received on or before the date of death for which a Death Benefit is payable.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
Except as otherwise elected or as required by law, a change of Beneficiary will not cancel a designation of an Annuitant or a settlement option election.
Payees under the Contract
A payee is a person to whom benefits are paid under this Contract.
Payees
•	For a Tax Qualified Contract

You are the Annuitant under the Contract and, as the Annuitant, you are the payee of the Annuity Benefit.

The Beneficiary is the payee of the Death Benefit.

•	For any other Contract

The Annuitant under the Contract is the payee of the Annuity Benefit. If you are not the Annuitant, you can elect to have the Annuity Benefit Payments made to you as payee.

The Beneficiary is the payee of the Death Benefit.
Designation of Other Payees
A designation or change of payee or contingent payee must be made by Written Request. In any event, the Annuitant will be the person on whose life Annuity Benefits payments are based and the Beneficiary will be the person on whose life Death Benefit payments under a settlement option will be based. No change of payee or contingent payee at any time will change this.
Please review the explanation of a Written Request in the Definitions section of this prospectus.
Irrevocable naming of a payee other than the Owner can have adverse tax consequences.
•	Designation of Payees for Annuity Benefits

You may designate a contingent payee to receive Annuity Benefit payments that are payable with respect to a payment interval that ends after the death of the payee.

If there is no such payee or contingent payee surviving, then we will make such payments to the person or person designated as contingent payee by the last payee who received payments.

Failing that, we will make such payments to the estate of the last payee who received payments. Unless you have specified that a prior designation is irrevocable, you may designate or change the payee or contingent payee at any time subject to the limits on primary payees set out in the Settlement Options section of this prospectus.

•	Designation of Payees for Death Benefits

As part of any Death Benefit settlement option election that you make, you may designate a contingent payee to receive Death Benefit payments that are payable with respect to a payment interval that ends after the death of the Beneficiary.

If there is no such payee or contingent payee surviving, then we will make such payments to the person or person designated as contingent payee by the Beneficiary.

Failing that, we will make such payments to the estate of the last payee who received payments. A Beneficiary may not change a contingent payee designation made by you as part of any Death Benefit settlement option election that you made. A Beneficiary may make or change any other payee or contingent payee designation at any time.

A Beneficiary that is a non-natural person may elect to have payments based on the life of person to whom the Beneficiary is obligated. This election may be made by Written Request before the Death Benefit Commencement Date.

ANNUITY INVESTORS LIFE INSURANCE COMPANY®
The Company is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of variable and fixed annuity contracts. The administrative office of the Company is located at 525 Vine Street, Cincinnati, Ohio 45202.
The Company is a wholly owned subsidiary of Great American Life Insurance Company®, which is a wholly owned subsidiary of Great American Financial Resources®, Inc. (“GAFRI”) GAFRI is a wholly owned subsidiary of American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).
We may from time to time publish in advertisements, sales literature and reports to owners the ratings and other information assigned to the Company by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s, and Fitch. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best’s Ratings. These ratings reflect A.M. Best Company’s opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Ratings of the Company do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.
The obligations under the Contracts are obligations of the Company. The fixed benefits under this Contract are provided through the Fixed Account. The Fixed Account is part of our general account and its values are not dependent on the investment performance of the Subaccounts that make up the Separate Account. The variable benefits under this Contract are provided through the Separate Account, which is described below.
The Company and Great American Advisors®, Inc., the principal underwriter of the Contracts, are involved in various kinds of routine litigation that, in management’s judgment, are not of material importance to their assets or the Separate Account. There are no pending legal proceedings against the Separate Account.
THE SEPARATE ACCOUNT
We established the Separate Account on November 7, 2001, as an insurance company separate account under the laws of the State of Ohio pursuant to resolution of our Board of Directors. It is divided into Subaccounts that invest in corresponding Portfolios.
The assets of the Separate Account will be held for the exclusive benefit of owners of, and the persons entitled to payment under, the Contracts offered by this prospectus and all other contracts issued by the Separate Account. The assets of the Separate Account are owned by the Company, but they are held separately from the other assets of the Company. Under Ohio law, the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether realized or not, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the performance of the Separate Account is entirely independent of the investment performance of our general account assets or any other separate account maintained by us.
Separate Account Changes. If we deem it to be in the best interest of persons having voting rights under the Contracts, we may operate the Separate Account as a management company or any other form permitted by law; de-register the Separate Account in the event such registration is no longer required; or combine the Separate Account with one or more separate accounts. If we take any of these actions, we will make such changes in the Contracts as may be necessary or appropriate to reflect such action. In addition, to the extent required by applicable law, we will obtain approval from federal and state regulators and Contract owners and we will notify you of such changes.
New Subaccounts. We may establish new Subaccounts when, we determine in our sole discretion, that marketing, tax, investment or other conditions warrant this action. Any new Subaccounts will be made available to existing owners on a nondiscriminatory basis to be determined by us.

Changes to Subaccounts. We do not guarantee that any of the Subaccounts or any of the Portfolios will always be available for allocation of Purchase Payments or variable dollar payments or for transfers. If a Subaccount or the corresponding Portfolio is no longer available, we will stop accepting allocations to the Subaccount. We may substitute the shares of a different portfolio for shares of the underlying Portfolio held by the corresponding Subaccount. We may also substitute a difference class of portfolio shares for the class of Portfolio shares held by a Subaccount.
We may make these substitutions or other changes to the Subaccounts or underlying Portfolios due to an investment decision by us, or due to an event not within our control, such as liquidation of a Portfolio or an irreconcilable conflict of interest between the Separate Account and another insurance company that offers the Portfolio. If we take any of these actions, we will make such changes in the Contracts as may be necessary or appropriate to reflect such action. In addition, to the extent required by applicable law, we will obtain approval from federal and state regulators and Contract owners and we will notify you of such changes.
We review the Portfolios periodically and we may limit the availability of any Portfolio to new Purchase Payments and/or transfers if we determine that the Portfolio no longer satisfies our selection criteria, the corresponding Subaccount has not attracted significant allocations from Contract owners, or it is in the best interest of persons having voting rights under the Contracts. We will notify you of such limitations. In addition, to the extent required by applicable law, we will obtain approval from federal and state regulators and Contract owners of such limitations.
VOTING OF PORTFOLIO SHARES
To the extent required by law, we will vote all Portfolio shares held in the Separate Account at regular and special shareholder meetings of the respective Portfolios. The Portfolios are not required to hold annual or other regular meetings of shareholders.
Before the Commencement Date, we will vote Portfolio shares according to instructions we receive from owners of contracts who have a voting interest in the applicable Subaccount, unless we are permitted to vote shares in our own right. We will also vote or abstain from voting shares for which we receive no timely instructions and shares that we hold as to which owners have no beneficial interest. We will vote or abstain from voting such shares in proportion to the voting instructions we receive from owners of all contracts participating in the Subaccount. Because we will use this proportional method of voting, a small number of owners may determine the manner in which we will vote Portfolio shares for which we solicit voting instructions but receive no timely instructions.
We will solicit voting instructions in accordance with procedures established by the respective Portfolios. Each person or entity having a voting interest in a Subaccount will receive proxy material, reports and other material relating to the appropriate Portfolio.
We will calculate the number of votes for which you may provide voting instructions separately for each Subaccount. We will determine the number by applying your percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount. We will determine your percentage interest and the total number of votes as of the record date established by that Portfolio for voting purposes.
Owners have no beneficial interest in shares held by us as reserves for benefits payments. Neither the Owner nor payee has any interest in the Separate Account after the Commencement Date. Benefit Units are merely a measure of the amount of the benefit payments we are obligated to pay on each payment date.

DISTRIBUTION AND COMPENSATION ARRANGEMENTS
Principal Underwriter and Selling Firms
Great American Advisors®, Inc. (“GAA”) is the principal underwriter of the variable annuity products that we issue (the “AILIC Contracts”). Its business address is 525 Vine Street, Cincinnati, Ohio 45202. GAA is a wholly-owned subsidiary of Great American Financial Resources, Inc. and an affiliate of the Company. We have entered into a distribution agreement with GAA for the distribution and sale of AILIC Contracts. Pursuant to this agreement, GAA offers AILIC Contracts for sale through its registered representatives and through registered representatives of unaffiliated broker-dealers (the “selling firms”).
GAA and the selling firms are registered under the Securities Exchange Act of 1934, and are members of the Financial Industry Regulatory Authority (“FINRA”). All registered representatives (the “sales representatives”) who sell AILIC Contracts are appointed by the Company as insurance agents and are authorized under applicable state insurance regulations to sell variable annuity contracts.
Pursuant to the distribution agreement with GAA, we pay sales compensation to GAA as the principal underwriter and for the sale of AILIC Contracts by its sales representatives. In turn, GAA pay sales compensation to all selling firms for the sale of AILIC Contracts by their sales representatives. We paid the following amounts to GAA for the last three years: $855,827 for 2007, $905,210 for 2006, and $771,921 for 2005.
No specific charge is assessed directly to the Separate Account or directly to owners of the contracts described in this prospectus at the time of purchase to cover commissions and other incentives or payments we make in connection with their distribution. However, we intend to recoup commissions and other sales expenses and incentives we pay through the early withdrawal charges and other fees and charges we deduct under the variable annuity products that we issue and through other corporate revenue.
You should be aware that GAA, the selling firms and their sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for GAA, the selling firm or their sales representatives to recommend or sell an AILIC Contract to you. You may wish to take these payments into account when considering and evaluating such recommendation.
Compensation Paid to GAA and All Selling Firms
Compensation to GAA and the selling firms takes the form of sales commissions and certain types of non-cash compensation, such as compensation for conference or seminar trips and certain gifts. Sales commissions may vary by the selling firm but the commissions payable up-front on sales of AILIC Contracts are not expected to exceed 8.5% of purchase payments. Some sales representatives may elect to receive a lower commission on purchase payments along with a quarterly or monthly payment based on contract value for so long as the contract remains in effect. These quarterly or monthly payments are sometimes called a trail commission. Trail commissions are not expected to exceed 1.25% of contract value on an annual basis. The selling firm may be required to return commissions related to the sale of a particular AILIC Contract if certain events occur in the first contract year such as cancellation of that contract, withdrawals from that contract, surrender of that contract, or a death that would give rise to a death benefit under that contract. We pay different commissions based on which AILIC Contract is sold and we generally pay lower compensation on sales of Contracts to older owners or participants.
GAA and some selling firms employ individuals called “wholesalers” in the sales process who provide sales support and training to sales representatives. Compensation paid to wholesalers may be based on purchase payments or contract value.
A sales representative typically receives a portion of the sales compensation paid to his or her selling firm, depending on the agreement between the selling firm and its sales representatives and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits.
Ask your sales representative for additional information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of an AILIC Contract. Also inquire about any revenue sharing arrangements that the Company and its affiliates may have with the selling firm, including the conflicts of interest that such arrangements may create.

Special Compensation Paid to GAA
We pay for GAA’s operating and other expenses, including overhead, legal, and accounting fees. We may also pay for certain sales expenses of GAA: sales representative training materials, marketing materials and advertising expenses, and certain other expenses of distributing the Contracts. In addition, we contribute indirectly to the deferred compensation arrangements for GAA’s sales representatives.
GAA pays its sales representatives a portion of the commissions received for their sales of the Contracts. GAA’s sales representatives and their managers are also eligible for various cash benefits, such as cash production incentive bonuses based on aggregate sales of AILIC Contracts and/or other insurance products we issue, as well as certain insurance benefits and financing arrangements.
In addition, GAA’s sales representatives who meet certain productivity, persistency and length of service standards and their managers may be eligible for additional non-cash compensation items. Non-cash compensation items that may be provided jointly by GAA and the Company include attendance at conferences, conventions, seminars and trips (including travel, lodging and meals in connection therewith); entertainment; awards; merchandise and other similar items. By selling AILIC Contracts, sales representatives and their managers may qualify for these benefits. GAA’s sales representatives and managers may receive other payments from the Company for services that do not directly involve the sale of AILIC Contracts, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services.
Additional Compensation Paid to Selected Selling Firms
To the extent permitted by FINRA rules, GAA may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursements to some, but not all, selling firms. These arrangements are sometimes referred to as “revenue sharing” arrangements. In addition, the Company may pay certain selling firms additional cash amounts in the form of shelf space or preferred status fees in return for enhanced marketing services and increased access to the selling firm’s sales representatives. Payments for preferred status treatment of AILIC Contracts in the selling firm’s marketing programs are based on past or anticipated sales of AILIC Contracts and other criteria. In addition to revenue sharing payments and compensation for preferred status, such selling firms may receive separate compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring conferences and seminars, paying travel expenses incurred in connection with these events, sponsoring sales and advertising campaigns for AILIC Contracts, and/or other services they provide to the Company. To the extent permitted by law, GAA and other parties may provide the selling firms with occasional gifts, meals, tickets or other non-cash compensation as an incentive to sell AILIC Contracts. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ among selling firms.
In 2007, the Company made payments, ranging from $2,500 to $15,000, to the following selling firms in connection with conference sponsorships: Brecek & Young Advisors, Trustmont Financial Group, GWN Securities, CFD Investment, and Institutional Securities Corporation.
From January 1, 2008, to April 15, 2008, the Company entered into preferred status arrangements with the following selling firms: Brecek & Young Advisors, and Pension Planners. As of April 15, 2008, no payments had been made under these arrangements.
Revenue We Receive from the Portfolios and/or Their Service Providers
The Company and/or its affiliates may directly or indirectly receive payments from the Portfolios and/or their service providers (investment advisers, administrators and/or distributors) in connection with certain administrative, marketing and other services provided by the Company and/or its affiliates and expenses incurred by the Company and/or its affiliates. The Company and/or its affiliates generally receive three types of payments: Rule 12b-1 fees, support fees and other fees.
The Company and its affiliates may use the proceeds from these payments for any corporate purpose, including payment of expenses related to promoting, issuing, distributing and administering the Contracts, marketing the underlying Portfolios, and administering the Separate Account. The Company and its affiliates may profit from these payments.
Rule 12b-1 Fees. The Company and/or GAA receive some or all of the 12b-1 fees from the Portfolios that charge a 12b-1 fee. These fees are calculated as a percentage of the average daily net assets of the Portfolios attributable to the variable annuity products that the Company issues. These percentages currently range from 0.15% to 0.25%.
Administrative, Marketing, Sub-Transfer and Support Service Fees (“Support Fees”). The Company and/or GAA may receive compensation from some of the service providers of the Portfolios for administrative and other services that the Company performs relating to separate account operations that might otherwise have been provided by the Portfolios. Generally, the amount of this compensation is based on a percentage of the average assets of the particular Portfolios attributable to the variable annuity products that the Company issues. These percentages currently range from 0.05% to 0.125% and may be significant. Some service providers may pay more in Support Fees than others.
Other Payments. The Company and/or GAA also may directly or indirectly receive additional amounts or different percentages of assets from some of the service providers of the Portfolios with regard to the AILIC Contracts. These payments may be derived, in whole or in part, from the advisory fees deducted from assets of the Portfolios. AILIC Contract owners, through their indirect investment in the Portfolios, bear a portion of the costs of these advisory fees. Certain investment advisers or their affiliates may provide the Company and/or GAA with wholesaling services to assist us in the distribution of AILIC Contracts, may pay the Company and/or GAA amounts to participate in sales meetings, may reimburse sales costs, and may provide the Company and/or GAA with occasional gifts, meals, tickets or other compensation or reimbursement. The amounts may be significant and may provide the investment adviser or other affiliates of the applicable Portfolio with increased access to the Company and GAA.

FEDERAL TAX MATTERS
This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus or in the Statement of Additional Information. State taxation will vary depending on the state in which you reside, and is not discussed in this prospectus or in the Statement of Additional Information.
The tax information provided in the prospectus is not intended or written to be used as legal or tax advice. It is written solely to provide general information related to the sale and holding of the Contracts. A taxpayer cannot use it for the purpose of avoiding penalties that may be imposed under the tax laws. You should seek advice on legal or tax questions based on your particular circumstances from an independent attorney or tax advisor.
Tax Deferral on Annuities
Internal Revenue Code (“IRC”) Section 72 governs taxation of annuities in general. The income earned on a Contract is generally not included in income until it is withdrawn from the Contract. In other words, a Contract is a tax-deferred investment. The Contracts must meet certain requirements in order to qualify for tax-deferred treatment under IRC Section 72. These requirements are discussed in the Statement of Additional Information. In addition, tax deferral is not available for a Contract when an Owner is not a natural person unless the Contract is part of a tax-qualified retirement plan or the Owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as Owner of the Contract will generally be taxed currently on any increase in the Account Value, although the plan itself may provide a tax deferral to the participating employee.

Tax-Qualified Retirement Plans

Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under tax-qualified retirement plans that are governed by other IRC provisions. These provisions include IRC Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (individual retirement annuities), and 457(g) (governmental deferred compensation plans). Tax-deferral is generally also available under these tax-qualified retirement plans through the use of a trust or custodial account without the use of an annuity.
The tax law rules governing tax-qualified retirement plans and the treatment of amounts held and distributed under such plans are complex. If the Contract is to be used in connection with a tax-qualified retirement plan, including an individual retirement annuity (“IRA”) under a Simplified Employee Pension (SEP) Plan, you should seek competent legal and tax advice regarding the suitability of the Contract for the situation involved and the requirements governing the distribution of benefits.
Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to other Contracts are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to other Contracts. These restrictions may be imposed to meet the requirements of the IRC or of an employer plan. Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.
Individual Retirement Annuities
IRC Sections 219 and 408 permit certain individuals or their employers to contribute to an individual retirement arrangement known as an “Individual Retirement Annuity” or “IRA”. Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer are not includable in the gross income of the employee until distributed from the IRA. Distributions from an IRA are taxable to the extent that they represent contributions for which a tax deduction was claimed, contributions made under a SEP plan or SIMPLE, or income earned on the Contract.
Roth IRAs
IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions of contributions may be made at any time. Distributions of earnings are tax-free following the five-year period beginning with the first year for which a Roth IRA contribution was made if the Owner has attained age 59 1/2, become disabled, or died, or for qualified first-time homebuyer expenses.

Tax-Sheltered Annuities
IRC 403(b) of the Code permits public schools and charitable, religious, educational, and scientific organizations described in IRC Section 501(c)(3) to establish “tax-sheltered annuity” or “TSA” plans for their employees. TSA contributions and Contract earnings are generally not included in the gross income of the employee until distributed from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, severs employment, becomes disabled, incurs a hardship, is eligible for a qualified reservist distribution, or dies. The IRC and the plan may impose additional restrictions on distributions.
Pension, Profit–Sharing, and 401(k) Plans
IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish such plans for themselves and their employees. These plans may use annuity contracts to fund plan benefits. Generally, contributions are deductible to the employer in the year made, and contributions and earnings are generally not included in the gross income of the employee until distributed from the plan. The IRC and the plan may impose restrictions on distributions. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the Contract under the particular plan.
Roth TSAs and Roth 401(k)s
IRC Section 402A permits TSA plans and 401(k) plans to allow participating employees to designate some part or all of their future elective contributions as Roth contributions. Roth contributions to a TSA or 401(k) plan are included in the employee’s taxable income as earned. Distributions are considered to come proportionally from contributions and earnings. Distributions attributable to contributions are tax-free. Distributions attributable to earnings are tax-free following the five-year period beginning with the first year for which Roth contributions are made to the plan if the employee has attained age 59 1/2, become disabled, or died. Amounts attributable to Roth TSA and Roth 401(k) contributions are subject to the same distribution restrictions that apply to other amounts attributable to TSA or 401(k) contributions made under a salary reduction agreement. The plan may impose additional restrictions on distributions.
Governmental Deferred Compensation Plans
State and local government employers may purchase annuity contracts to fund deferred compensation plans for the benefit of their employees described in IRC Section 457(b). Contributions and earnings are generally not included in the gross income of the employee until the employee receives distributions from the plan. Amounts cannot be distributed until the employee attains age 70 1/2, severs employment, becomes disabled, incurs an unforeseeable emergency, or dies. The plan may impose additional restrictions on distributions.
Nonqualified Deferred Compensation Plans
Employers may invest in annuity contracts in connection with unfunded deferred compensation plans for their employees. Such plans may include deferred compensation plans of non-governmental tax-exempt employers described in IRC Section 457(b); deferred compensation plans of both governmental and nongovernmental tax-exempt employers that are taxed under IRC Section 457(f) and subject to Section 409A; and nonqualified deferred compensation plans of for-profit employers subject to Section 409A. In most cases, these plans are designed so that amounts credited under the plan will not be includable in the employees’ gross income until paid under the plan. In these situations, the annuity contracts are not plan assets and are subject to the claims of the employer’s general creditors. Whether or not made from the Contract, benefits payments are subject to restrictions imposed by the IRC and the plan.

Summary of Income Tax Rules
The following chart summarizes the basic income tax rules governing tax-qualified retirement plans, nonqualified deferred compensation plans, and other Contracts.

Nonqualified Deferred
	Tax-Qualified Contracts and Plans	Compensation Plans	Other Annuity Contracts
Plan Types
▪     IRC §401 (Pension, Profit–Sharing, 401(k))

▪     IRC §403(b) (Tax-Sheltered Annuity)

▪     IRC §408 (IRA, SEP, SIMPLE IRA)

▪     IRC §408A (Roth IRA)

▪     IRC §402A (Roth TSA or Roth 401(k))

▪     IRC §457 (Governmental §457)
		▪ IRC §409A ▪ IRC §457 (Nongovernmental §457)	IRC §72 only

Who May Purchase a Contract	Eligible employee, employer, or employer plan.	Employer on behalf of eligible employee. Employer generally loses tax-deferred status of Contract itself.	Anyone. Non-natural person will generally lose tax-deferred status.

Distribution Restrictions	Distributions from Contract or plan may be restricted to meet requirements of the Internal Revenue Code and/or terms of the retirement plan.		None.

Taxation of Surrenders and Lump Sum Death Benefit	Generally, 100% of distributions must be included in taxable income. However, the portion that represents an after-tax contributions or other “investment in the contract” is not taxable. Distributions from Roth IRA are deemed to come first from after-tax contributions. Distributions from other Contracts are generally deemed to come from investment in the contract on a pro-rata basis. Distributions from §408A Roth IRA or §402A Roth TSA or Roth 401(k) are completely tax free if certain requirements are met.	Generally, distributions must be included in taxable income until all earnings are paid out. Thereafter, distributions are tax-free return of the “investment in the contract”.

However, distributions are tax-free until any contributions from before August 14, 1982 are returned.

Taxation of Annuitization Payments (annuity benefit or death benefit)	For fixed dollar benefit payments, a percentage of each payment is tax free equal to the ratio of after-tax “investment in the contract” (if any) to the total expected payments, and the balance is included in taxable income. For variable dollar benefit payments, a specific dollar amount of each payment is tax free, as predetermined by a pro rata formula, rather than a percentage of each payment. In either case, once the after-tax “investment in the contract” has been recovered, the full amount of each benefit payment is included in taxable income. Distributions from a Roth IRA, Roth TSA, or Roth 401(k) are completely tax free if certain requirements are met.

Possible Penalty Taxes for Distributions Before Age 59 1/2	Taxable portion of payments made before age 59 1/2 may be subject to 10% penalty tax (or 25% for a SIMPLE IRA during the first two years of participation). Penalty taxes do not apply to payments after the participant’s death, or to §457 plans . Other exceptions may apply.	No penalty taxes.	Taxable portion of payments made before age 59 1/2 may be subject to a 10% penalty tax. Penalty taxes do not apply to payments after the Owner’s death. Other exceptions may apply.

Assignment/ Transfer of Contract	Assignment and transfer of Ownership generally not permitted.		Generally, deferred earnings taxable to transferor on transfer or assignment. Gift tax consequences are not discussed herein.

Federal Income Tax Withholding	Eligible rollover distributions from §401, §403(b), and governmental §457(b) plan Contracts are subject to 20% mandatory withholding on taxable portion unless direct rollover. For other payments, Payee may generally elect to have taxes withheld or not.	Generally subject to wage withholding.	Generally, Payee may elect to have taxes withheld or not.

Required Minimum Distributions
The Contracts are subject to the required minimum distribution (“RMD”) rules of federal tax law. These rules vary based on the tax qualification of the Contract or the plan under which it is issued.
For a tax-qualified Contract other than a Roth IRA, required minimum distributions must generally begin by April 1 following attainment of age 70 1/2. However, for a Tax-Sheltered Annuity Plan, Pension, Profit-Sharing, or 401(k) Plan, or Governmental Deferred Compensation Plan of an employer, a participant who is not a 5% owner of the employer may delay required minimum distributions until April 1 following the year in which the participant retires from that employer. The required minimum distributions during life are calculated based on standard life expectancy tables adopted under federal tax law.
For a Roth IRA or Contract that is not tax-qualified, there are no required minimum distributions during life.
All Contracts are generally subject to required minimum distributions after death. Generally, if payments have begun under a settlement option during life or if under a tax-qualified Contract the required beginning date for distributions had been reached, then after death any remaining payments must be made at least as rapidly as those made or required before death. Otherwise, the death benefit must be paid out in full within five years after death, or must be paid out in substantially equal payments beginning within one year of death over a period not exceeding the beneficiary’s life expectancy. For a traditional IRA, a Roth IRA, or a Contract that is not tax-qualified, a spouse beneficiary may elect out of these requirements, and apply the required minimum distribution rules as if the Contract were his or her own.

PERFORMANCE INFORMATION
We may from time to time disclose performance information for the Subaccounts for various periods of time. Performance information may include:
•	standardized total return (average annual total return);
•	adjusted historical total return;
•	non-standardized total return; and
•	standardized yield (for the Money Market Subaccount).
Performance information is based on historical information and is not intended to indicate future performance. Performance data and a description of the methods used to calculate total return and yield are included in the Statement of Additional Information.
We may include ranking information in reports to Contract owners and in marketing materials. This information may include rankings of the Subaccounts, the Separate Account or the Contracts, as published by any service, company, or person that ranks separate accounts or other investment products on overall performance or other criteria. Examples of companies that publish such rankings are Lipper Analytical Services, Inc., VARDS, and Morningstar.
We may also:
•	compare the performance of a Subaccount with applicable indices and/or industry averages;
•	present performance information that reflects the effects of tax-deferred compounding on Subaccount investment returns;
•	compare investment return on a tax-deferred basis with currently taxable investment return; and
•	illustrate investment returns by graphs, charts, or otherwise.

DELIVERY OF DOCUMENTS TO CONTRACT OWNERS
Reports and Confirmations
At least once each Contract Year, we will mail reports of your Account Value and any other information required by law to you. We will not send these reports after the Commencement Date or a full surrender of the Contract, whichever is first.
We will confirm receipt of any Purchase Payments made after the initial Purchase Payment in quarterly statements of account activity.
Householding
If you and other Owners at a shared address consented to receive only one copy of each prospectus, annual report, or other required document per household (“householding”), you may revoke your consent at any time. Please contact us at 1-800-789-6771 or www.gafri.com if you wish to receive separate documents.
If you are currently receiving multiple copies of required documents, you may contact us at 1-800-789-6771 or www.gafri.com for additional information about householding.
Electronic Delivery of Required Documents
If you wish to receive prospectuses, SAIs, annual reports, and other required documents only in electronic form, you must give your consent to electronic delivery. You may revoke this consent at any time. Please contact us at 1-800-789-6771 or www.gafri.com for additional information about electronic delivery of documents.
THE REGISTRATION STATEMENT
We filed a Registration Statement with the SEC under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as a part of the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the SEC, located at 100 F Street, N.E., Washington, D.C., and may also be accessed at the SEC’s web site www.sec.gov. The registration number for the Contracts is 333-148444.
Statements in this prospectus discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION
A Statement of Additional Information containing more details concerning the subjects discussed in this prospectus is available. The following is the table of contents for the Statement of Additional Information:

Annuity Investors Life Insurance Company	3
General Information and History	3
State Regulations	3
Services	3
Safekeeping of Separate Account Assets	3
Records and Reports	3
Experts	3
Distribution of the Contracts	3
Performance Information	4
Standardized Total Return—Average Annual Total Return	4
Adjusted Historical Total Return	4
Non-Standardized Total Return—Cumulative Total Return	5
Standardized Yield for the Money Market Subaccount	5
Benefit Unit Transfer Formulas	6
Federal Tax Matters	7
Taxation of Separate Account Income	7
Tax Deferral on Non-Tax-Qualified Contracts	8
Financial Statements	8
Copies of the Statement of Additional Information dated May 1, 2008 are available without charge.
•	To request a copy, please clip this coupon on the dotted line below, enter your name and address in the spaces provided, and mail to: Annuity Investors Life Insurance Company, P.O. Box 5423, Cincinnati, Ohio 45201-5423.
•	You may also call us at 1-800-789-6771, or visit us at our web site www.gafri.com to request a copy.
Annuity Investors Variable Account C
Request for Statement of Additional Information

Name:

Address:

City:

State:

Zip:

APPENDIX A: CONDENSED FINANCIAL INFORMATION
Because the offering and sale of the Contracts will begin as of the date of this prospectus, there is no historical condensed financial information for the Subaccounts that relates to the Contracts.

A-1

APPENDIX B: PORTFOLIOS
This table includes the following information about each Portfolio:
•	The name of the Portfolio in which the corresponding Subaccount invests
•	The series or class of shares of the Portfolio in which the corresponding Subaccount invests
•	The name of the Portfolio’s advisor
•	The name of any sub-advisor of the Portfolio
•	A summary of the Portfolio’s investment objective and strategy

Portfolio / Advisor	Investment Objective / Strategy
AIM Variable Insurance Funds

AIM V.I. Capital Development Fund — Series II Shares Advisor — Invesco Aim Advisors, Inc. Subadvisor — Advisory entities affiliated with Invesco Aim Advisors, Inc.	The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing primarily in equity securities of mid-capitalization companies. The principal type of equity securities purchased by the fund is common stocks. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

AIM V.I. Global Real Estate Fund — Series II Shares

Advisor — Invesco Aim Advisors, Inc.

Subadvisor — Invesco Institutional (N.A.), Inc. and eight other advisory entities affiliated with Invesco Aim Advisors, Inc.
The fund’s investment objective is high total return through growth of capital and current income. The fund will invest, normally, at least 80% of its assets in securities of real estate and real estate-related companies, including real estate investment trusts (REITS). The principal type of securities purchased by the fund is common stock which is a type of equity security. The fund may purchase debt securities including U.S. Treasury and agency bonds and notes.

AIM V.I. International Growth Fund — Series II Shares

Advisor — Invesco Aim Advisors, Inc.

Subadvisor — Invesco Institutional (N.A.), Inc. and eight other advisory entities affiliated with Invesco Aim Advisors, Inc.
The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing in a diversified portfolio of international equity securities. The fund focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or marketable equity securities of foreign companies that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market. The fund will normally invest in the securities of companies located in at least four countries outside of the U.S., emphasizing investment in companies in the developed countries of Western Europe and the Pacific Basin.

AIM V.I. Mid Cap Core Equity Fund — Series II Shares Advisor — Invesco Aim Advisors, Inc. Subadvisor — Advisory entities affiliated with Invesco Aim Advisors, Inc.	The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in equity securities, including convertible securities, of mid-capitalization companies. In complying with this 80% investment requirement, the fund’s investments may include investments in synthetic instruments. The fund may invest up to 35% of its total assets in foreign securities. The fund may also invest up to 20% of its assets in equity securities of companies that have market capitalizations, at the time of purchase, in other market capitalization ranges. The fund may invest up

Portfolio / Advisor	Investment Objective / Strategy
to 20% of its assets in investment-grade debt securities, U.S. government securities, and high quality money market funds. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

AIM V.I. Small Cap Equity Fund—Series I Shares Advisor — Invesco Aim Advisors, Inc. Subadvisor — Advisory entities affiliated with Invesco Aim Advisors, Inc.	The fund’s investment objective is long-term growth of capital. The fund seeks to meet its objective by investing, normally, at least 80% of its assets in equity securities, including convertible securities, of small-capitalization companies. In complying with the 80% investment requirement, the fund’s investments may include synthetic instruments. The fund may also invest up to 25% of its total assets in foreign securities. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

Alliance Bernstein Variable Product Series

AllianceBernstein VPS International Value Portfolio — Class B Advisor — AllianceBernstein L.P.	The Portfolio’s investment objective is long-term growth of capital. The Portfolio will invest primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries. The Portfolio normally invests in companies in at least three countries other than the United States. These countries currently include the developed nations in Europe and the Far East, Canada, Australia and emerging market countries worldwide. The Portfolio invests in companies that are determined by the Adviser’s Bernstein unit to be undervalued, using a fundamental value approach. In selecting securities for the Portfolio’s portfolio, Bernstein uses its fundamental and quantitative research to identify companies whose long-term earnings power is not reflected in the current market price of their securities.

American Century Variable Portfolios

American Century VP Large Company Value Fund — Class II Shares Advisor — American Century Investment Management, Inc.	The Fund seeks long-term capital growth. Income is a secondary objective. In selecting stocks for the Fund, its managers look for companies whose stock price may not reflect the companies’ value. The managers attempt to purchase the stocks of these undervalued companies and hold them until their stock price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. The Fund invests primarily in larger companies. Under normal market conditions, the Fund will have at least 80% of its assets in equity securities of companies comprising the Russell 1000® Index.

American Century VP Mid Cap Value Fund — Class II Shares Advisor — American Century Investment Management, Inc.	The Fund seeks long-term capital growth. Income is a secondary objective. Its managers look for stocks of companies that they believe are undervalued at the time of purchase. The managers use a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold them until they have returned to favor in the market and their stock prices have gone up. The Fund will invest at least 80% of its assets in securities of companies whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000® Index, excluding the largest 100 such companies. The managers intend to manage the Fund so that its weighted capitalization falls within the capitalization range of the members of the Russell Midcap® Index.

American Century VP VistaSM Fund — Class I Shares	The Fund seeks long-term capital growth. Its managers look for stocks of medium-sized and smaller companies they believe will increase in value over

Portfolio / Advisor	Investment Objective / Strategy
Advisor — American Century Investment Management, Inc.	time, using a growth investment strategy developed by American Century. This strategy looks for companies with earnings and revenues that are not only growing, but growing at a successively faster, or accelerating pace. This strategy is based on the premise that, over the long term, the stocks of companies with accelerating earnings and revenues have a greater-than-average chance to increase in value.

Calamos® Advisors Trust

Calamos Growth and Income Portfolio Advisor — Calamos Advisors LLC	The portfolio seeks high long-term return through growth and current income. The portfolio invests primarily in a diversified portfolio of convertible, equity and fixed-income securities. In seeking to meet its investment objective, the portfolio’s adviser utilizes highly disciplined institutional management strategies designed to help enhance investment returns while managing risk. As part of these strategies, an in-depth proprietary analysis is employed on an issuing company and its securities.

Davis Variable Account Fund, Inc.

Davis Value Portfolio Advisor — Davis Selected Advisers, L.P. Sub-Adviser — Davis Selected Advisers—NY, Inc.	The fund’s investment objective is long-term growth of capital. The advisor uses the Davis Investment Discipline to invest the majority of the fund’s assets in equity securities issued by large companies with market capitalization of at least $10 billion. The advisor conducts extensive research to identify businesses that possess characteristics it believes foster the creation of long-term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages. It aims to invest in such businesses when they are trading at a discount to their intrinsic value.

Dreyfus Portfolios

Dreyfus Investment Portfolios - MidCap Stock Portfolio — Service Shares Investment Advisor — The Dreyfus Corporation Sub-Adviser —Franklin Portfolio Associates	The portfolio seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor’s MidCap 400® Index (S&P 400). To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks of midsize companies.

The Dreyfus Socially Responsible Growth Fund, Inc. — Service Shares Advisor — The Dreyfus Corporation Sub-Adviser — Mellon Capital Management LLC	The fund seeks to provide capital growth, with current income as a secondary goal. To pursue these goals, the fund, under normal circumstances, invests at least 80% of its assets in the common stocks of companies that, in the opinion of the fund’s management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

Dreyfus Stock Index Fund, Inc. — Service Shares Advisor — The Dreyfus Corporation Index Sub-Investment Adviser — Mellon Capital Management LLC	The fund seeks to match the total return of the Standard & Poor’s 500 Composite Stock Price Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index.

Dreyfus Variable Investment Fund (“VIF”) Money Market Portfolio	The portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. An investment in a

Portfolio / Advisor	Investment Objective / Strategy
Advisor — The Dreyfus Corporation	money market portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation, or any other government agency. Although a money market portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market portfolio.

DWS Variable Series II

DWS (!) Variable Series II Global Thematic VIP — Class A Advisor — Deutsche Investment Management Americas Inc.	The portfolio seeks long-term capital growth. Under normal circumstances, the portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of companies throughout the world that the portfolio manager considers to be “blue chip” companies.

(1)	DWS Scudder is part of Deutsche Asset Management, which is the marketing name in the U.S. for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company.

Financial Investors Variable Insurance Trust

Ibbotson Balanced ETF Asset Allocation Portfolio — Class II	The Portfolio seeks to provide investors with capital appreciation and some current income.

Adviser — ALPS Advisers, Inc.	The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80% investment policy, net assets are measured at the time of purchase.

Ibbotson Conservative ETF Asset Allocation Portfolio — Class II	The Portfolio seeks to provide investors with current income and preservation of capital.

Adviser — ALPS Advisers, Inc.	The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80% investment policy, net assets are measured at the time of purchase.

Ibbotson Growth ETF Asset Allocation Portfolio — Class II	The Portfolio seeks to provide investors with capital appreciation.

Adviser — ALPS Advisers, Inc.	The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80% investment policy, net assets are measured at the time of purchase

Ibbotson Income and Growth ETF Asset Allocation Portfolio — Class II	The Portfolio seeks to provide investors with current income and capital appreciation.

Adviser — ALPS Advisers, Inc.	The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds (each, an “Underlying ETF” and collectively, the “Underlying ETFs”). The Portfolio will notify you in writing at least 60 days before making any changes to this policy. For the purposes of this 80%

Portfolio / Advisor	Investment Objective / Strategy
investment policy, net assets are measured at the time of purchase.

Franklin Templeton Variable Insurance Products Trust

FTVIP Franklin U.S. Government Fund — Class 2 Advisor — Franklin Advisers, Inc.	Seeks income. The Fund normally invests at least 80% of its net assets in U.S. government securities and normally invests primarily in fixed and variable rate mortgage-back securities.

FTVIP Mutual Shares Securities Fund — Class 2 Advisor — Franklin Mutual Advisers, LLC	Seeks capital appreciation, with income as a secondary goal. The Fund normally invests primarily in U.S. and foreign equity securities that the manager believes are undervalued. The Fund also invests, to a lesser extent, in risk arbitrage securities and distressed companies.

FTVIP Templeton Foreign Securities Fund — Class 2 Advisor — Templeton Investment Counsel, LLC	Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets, and normally invests predominantly in equity securities.

Janus Aspen Series

Janus Aspen Balanced Portfolio — Service Shares Advisor — Janus Capital Management LLC	This diversified portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio normally invests 50-60% of its assets in equity securities selected primarily for their growth potential and 40-50% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities. Within the parameters of its specific investment policies, the Portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets. The Portfolio will limit its investment in high-yield/high-risk bonds (also called “junk” bonds) to 35% or less of its net assets.

Janus Aspen International Growth Portfolio — Service Shares Advisor — Janus Capital Management LLC	This diversified portfolio seeks long-term growth of capital by investing, under normal circumstances, at least 80% of its net assets in securities of issuers from several different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers, and it may, under unusual circumstances, invest all of its assets in a single country. The Portfolio may have significant exposure to emerging markets. Within the parameters of its specific investment policies, the Portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets.

Janus Aspen Large Cap Growth Portfolio — Service Shares Advisor — Janus Capital Management LLC	This diversified portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital by investing, under normal circumstances, at least 80% of its net assets in common stocks of large-sized companies. Large sized companies are those whose market capitalization falls within the range of companies in the Russell 1000® Index at the time of purchase. Within the parameters of its specific investment policies, the Portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets.

Portfolio / Advisor	Investment Objective / Strategy
Janus Aspen Mid Cap Growth Portfolio — Service Shares Advisor — Janus Capital Management LLC	This diversified portfolio seeks long-term growth of capital by investing, under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization range of the Russell Midcap® Growth Index. Within the parameters of its specific investment policies, the Portfolio may invest in foreign equity and debt securities, which may include investments in emerging markets.

Neuberger Berman Advisers Management Trust

Neuberger Berman AMT Guardian Portfolio — Class S Advisor — Neuberger Berman Management Inc. Sub-Advisor — Neuberger Berman, LLC	The Portfolio seeks long-term growth of capital; current income is a secondary goal. To pursue these goals, the Portfolio invests mainly in common stocks of mid- to large-capitalization companies. The Portfolio seeks to reduce risk by investing across many different industries. The Portfolio Managers employ a research driven and valuation sensitive approach to stock selection. They seek to identify stocks in well-positioned businesses that they believe are undervalued in the market. They look for solid balance sheets, strong management teams with a track record of success, good cash flow, the prospect for above average earnings growth, and other valuation-related factors.

The Portfolio Managers follow a disciplined selling strategy and may sell a stock when it reaches a target price, when the company’s business fails to perform as expected, or when other opportunities appear more attractive.

The Portfolio may change its goal without shareholder approval, although it does not currently intend to do so.

Oppenheimer Variable Account Funds

Oppenheimer Balanced Fund/VA — Service Shares Advisor — OppenheimerFunds, Inc.	The Fund seeks a high total investment return, which includes current income and capital appreciation in the value of its shares.

Oppenheimer Capital Appreciation Fund/VA — Service Shares	The Fund seeks capital appreciation by investing in securities of well-known, established companies.
Advisor — OppenheimerFunds, Inc.

Oppenheimer Global Securities Fund/VA — Service Shares Advisor — OppenheimerFunds, Inc.	The Fund seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, “growth-type” companies, cyclical industries, and special situations that are considered to have appreciation possibilities.

Oppenheimer Main Street Fund®/ VA — Service Shares	The Fund seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities.

Advisor — OppenheimerFunds, Inc.

Oppenheimer Main Street Small Cap Fund/VA — Service Shares	The Fund seeks capital appreciation.

Advisor — OppenheimerFunds, Inc.

Portfolio / Advisor	Investment Objective / Strategy
PIMCO Variable Insurance Trust

PIMCO VIT High Yield Portfolio — Administrative Class Advisor — Pacific Investment Management Company LLC	The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio invests at least 80% of its assets in a diversified portfolio of high yield securities (“junk bonds”) rated below investment grade but rated at least Caa by Moody’s or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality.

PIMCO VIT Real Return Portfolio — Administrative Class Advisor — Pacific Investment Management Company LLC	The Portfolio seeks maximum real return consistent with preservation of real capital and prudent investment management. The Portfolio invests under normal circumstances at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U. S. and non-U. S. governments, their agencies or government-sponsored enterprises and corporations.

PIMCO VIT Total Return Portfolio — Administrative Class Advisor — Pacific Investment Management Company LLC	The Portfolio seeks maximum total return consistent with preservation of capital and prudent investment management. The Portfolio invests under normal circumstances at least 65% of its assets in a diversified Portfolio of Fixed Income Instruments of varying maturities. The Fund’s average portfolio duration normally varies within a three- to six-year time frame, based on the Advisor’s forecast for interest rates.

Van Kampen-The Universal Institutional Funds, Inc.

Van Kampen UIF Core Plus Fixed Income Portfolio — Class I Adviser — Van Kampen(1)	The investment objective of the Core Plus Fixed Income Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities. The Portfolio invests primarily in a diversified mix of dollar denominated investment grade fixed income securities, particularly U.S. Government, corporate and mortgage securities. The Portfolio will ordinarily seek to maintain an average weighted maturity between five and ten years. The Portfolio may invest opportunistically in non-dollar-denominated securities and high yield securities (commonly referred to as “junk bonds”). The Portfolio may invest over 50% of its assets in mortgage securities and up to 20% of its assets in public bank loans made by banks or other financial institutions. These public bank loans may be rated investment grade or below investment grade.

Van Kampen UIF Mid Cap Growth Portfolio — Class I Adviser — Van Kampen(1)	The investment objective of the Mid Cap Growth Portfolio is to seek long-term capital growth by investing primarily in common stocks and other equity securities. The Portfolio invests primarily in growth-oriented equity securities of U.S. mid cap companies and foreign companies, including emerging market securities. The Adviser selects issues from a universe comprised of mid cap companies, most with market capitalization of generally less than $35 billion. The Adviser seeks to invest in high quality companies it believes have sustainable competitive advantages and the ability to redeploy capital at high rates of return.

Van Kampen UIF U.S. Mid Cap Value Portfolio — Class I Adviser — Van Kampen(1)	The investment objective of the U.S. Mid Cap Value Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in common stocks and equity securities. The Portfolio invests primarily in common stocks of companies traded on a U.S. securities exchange with capitalizations generally in the range of companies included in the Russell Midcap Value Index. The Adviser seeks attractively valued companies experiencing a change that is believed could have a positive impact on a company’s outlook, such as a change in management, industry dynamics or

Portfolio / Advisor	Investment Objective / Strategy
operational efficiency. The Portfolio may invest up to 20% of its net assets in real estate investment trusts and up to 20% of its total assets in foreign securities. This percentage limitation on foreign securities, however, does not apply to securities of foreign companies that are listed in the United States on a national exchange.

Van Kampen UIF Value Portfolio — Class I Adviser — Van Kampen(1)	The investment objective of the Value Portfolio is to seek above-average total return over a market cycle of three to five years by investing primarily in common stocks and other equity securities. The Portfolio invests primarily in common stocks of companies with capitalizations generally greater than $1 billion. The Portfolio emphasizes a value style of investing seeking well established companies that appear undervalued and currently are not being recognized within the market place. The Portfolio may purchase stocks that do not pay dividends; and it may invest, to a limited extent, in foreign equity securities.

(1)	Morgan Stanley Investment Management Inc., which does business in certain instances using the name “Van Kampen,” serves as the investment advisor to the U.S. Mid Cap Value, Value, Core Plus Fixed Income, Mid Cap Growth and U.S. Real Estate Portfolios.

Wilshire Variable Insurance Trust

Wilshire 2015 Moderate Fund Advisor — Wilshire Associates Incorporated	The 2015 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter the 2015, Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2015 Moderate Fund operates under a fund of funds structure. The 2015 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2015, plus or minus two to three years. The 2015 Moderate Fund’s initial target allocation will be approximately 57% equity and 43% fixed income, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2015, the 2015 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

Wilshire 2025 Moderate Fund Advisor — Wilshire Associates Incorporated	The 2025 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter, the 2025 Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2025 Moderate Fund operates under a fund of funds structure. The 2025 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2025, plus or minus two to three years. The 2025 Moderate Fund’s initial target allocation will be approximately 67% equity and 33% fixed income, with an increasing allocation to fixed income over time. Within 5 to 10 years after 2025, the 2025 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

Wilshire 2035 Moderate Fund Advisor — Wilshire Associates Incorporated	The 2035 Moderate Fund’s investment objective is to provide high total return until its target retirement date. Thereafter, the 2035 Moderate Fund’s objective will be to seek high current income and, as a secondary objective, capital appreciation. The 2035 Moderate Fund operates under a fund of funds structure. The 2035 Moderate Fund invests in Underlying Funds according to a moderate asset allocation strategy designed for investors planning to retire in 2035, plus or minus two to three years. The 2035 Moderate Fund’s initial target allocation will be approximately 80% equity and 20% fixed income, with an increasing allocation to fixed income over time. Within 5 to 10 years after

Portfolio / Advisor	Investment Objective / Strategy
2035, the 2035 Moderate Fund’s asset allocation should be approximately 80% investment in fixed income securities and the remaining 20% in equity securities.

APPENDIX C: TRANSFER RESTRICTIONS
Restrictions on Transfers; Disruptive Trading, Market Timing and Frequent Transfers
We discourage (and will take action to deter) short-term trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Contract owners, annuitants and beneficiaries. Short-term trading can result in:
•	the dilution of Accumulation Unit Values or Portfolio net asset values
•	Portfolio advisors taking actions that negatively impact performance such as keeping a larger portion of the Portfolio assets in cash or liquidating investments prematurely in order to support redemption requests
•	increased administrative costs due to frequent purchases and redemptions
To help protect Contract owners, annuitants, and beneficiaries from the negative impact of these practices, we have implemented several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. There is no guarantee that we will be able to detect harmful trading practices, or, if it is detected, to prevent recurrences. In addition, it is possible that, despite the adoption and implementation of these restrictions, some market timing activity may occur while other market timing activity is prohibited.
U.S. Mail Restrictions on Persons Engaged in Harmful Trading Practices
We monitor transfer activity in order to identify those who may be engaged in harmful trading practices and we produce and examine transaction reports. These reports provide us with information about Contract owners (or third parties acting on their behalf) who have engaged in a certain number of “transfer events” in a given period. A “transfer event” is any transfer, or combination of transfers, occurring on a given trading day (Valuation Date). For example, multiple transfers by a Contract owner involving 10 underlying Portfolios in one day count as one transfer event. A single transfer occurring on a given trading day and involving only 2 underlying Portfolios (or one underlying Portfolio if the transfer is made to or from the Fixed Accumulation Account) will also count as one transfer event. A transfer event would not include a transfer made pursuant to one of the automatic transfer programs such as dollar cost averaging, portfolio rebalancing and interest sweep.
As a result of this monitoring process, we may restrict the method of communication by which transfer requests will be accepted. Our policies require us to adhere to the following guidelines:

Trading Behavior	Our Response
6 or more transfer events in one quarter of a Contract Year	We will mail a letter to the Contract owner notifying the Contract owner that:

(1)  we have identified the Contract owner as a person engaging in harmful trading practices; and
(2)  if the Contract owner’s transfer events exceed 12 in one Contract Year, we will automatically require the Contract owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract owner that are sent by other means such as electronic means or overnight, priority or courier delivery.

More than 12 transfer events in one Contract Year	We will automatically require the Contract owner to submit transfer requests via regular first-class U.S. mail and we will not accept transfer requests from the Contract owner that are sent by any other means.
On each Contract Anniversary, we will start the monitoring anew, so that each Contract starts with zero transfer events the first day of each new Contract Year. See, however, the “Other Restrictions” provision below.

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Other Restrictions
We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect Contract owners, annuitants, and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of our monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted. We will consider the following factors:
•	the dollar amount involved in the transfer event
•	the total assets of the Portfolio involved in the transfer event
•	the number of transfer events completed in the current quarter of the Contract Year
•	whether the transfer event is part of a pattern of transfer events designed to take advantage of short-term market fluctuations or market efficiencies
Our transfer restrictions are designed to prevent harmful trading practices. Despite such transfer restrictions, there is a risk that such harmful trading practices could still occur. If we determine our goal of curtailing harmful trading practices is not being fulfilled, we may amend or replace the procedures described above without prior notice. We will consider waiving the procedures described above for unanticipated financial emergencies.
Trading Restrictions and Redemption Fees Imposed by Portfolios
The Portfolios reserve the right, in their sole discretion and without prior notice, to reject, restrict or refuse purchase orders received from insurance company separate accounts that the Portfolios determine not to be in the best interest of their shareholders. We will apply such rejections, restrictions or refusals by the Portfolios uniformly and without exception. In addition, the Portfolios may impose redemption fees. We reserve the right to implement, administer and collect redemption fees imposed by any Portfolio. You should read the prospectuses of the Portfolios for more details about their ability to impose trading restrictions and redemption fees.
Information Sharing
As required by Rule 22c-2 under the Investment Company Act of 1940, we have entered into information sharing agreements with Portfolio companies. Under the terms of these agreements, we are required, if requested by a Portfolio company:
•	To provide Contract owner information and information about transactions in the Portfolio shares during a specified period; and
•	To prohibit or restrict further purchases or exchanges by a Contract owner if the Portfolio company identifies the Contract owner as a person who has engaged in trading that violated the Portfolio company’s frequent trading policies.

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APPENDIX D: DEATH BENEFIT EXAMPLES
Example of Determination of Death Benefit Amount under the Basic Contract
This example is intended to help you understand how a withdrawal impacts the Death Benefit amount under the Standard Contract.
This example assumes:
•	your total Purchase Payments equal $100,000;
•	your Account Value is $90,000; and
•	you withdraw $10,000 from the Contract, and you are left with an Account Value of $80,000.
Step One: Calculate the proportional reduction.

1 –	$80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage
	$90,000	Account Value immediately before withdrawal		Reduction

$100,000	Purchase Payments	x 11.1111%	Percentage Reduction	= $11,111	Proportional Reduction
Step Two: Calculate the reduced Purchase Payment amount.

Purchase Payments	$100,000
Less proportional reduction for withdrawals	– 11,111

Purchase Payments reduced for withdrawals	$88,889
Step Three: Determine the Death Benefit amount.
Immediately after the withdrawal, the reduced Purchase Payments of $88,889 is greater than the Account Value of $80,000, so the Death Benefit amount would be $88,889.
The death benefit amount will be reduced by any applicable premium tax or other taxes not previously deducted and by the balance of any outstanding loans.

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Example of Determination of Death Benefit Amount under the Optional Enhanced Death Benefit Rider
This example is intended to help you understand how a withdrawal impacts the Death Benefit amount under the optional Enhanced Death Benefit Rider.
This example assumes:
•	your total Purchase Payments equal $100,000;
•	your Account Value is $90,000;
•	the Historic High Value is $140,000 and
•	you withdraw $10,000 from the Contract, and you are left with an Account Value of $80,000.
Step One: Calculate the proportional reduction in the Purchase Payments.

1 –	$80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage
	$90,000	Account Value immediately before withdrawal		Reduction

$100,000	Purchase Payments	x 11.1111%	Percentage Reduction	= $11,111	Proportional Reduction
Step Two: Calculate the reduced Purchase Payment amount.

Purchase Payments	$100,000
Less proportional reduction for withdrawals	– 11,111

Purchase Payments reduced for withdrawals	$88,889
Step Three: Calculate the proportional reduction in the Historic High Value.

1 –	$80,000	Account Value immediately after withdrawal	= 11.1111%	Percentage
	$90,000	Account Value immediately before withdrawal		Reduction

$140,000	Historic High Values	x 11.1111%	Percentage Reduction	= $15,556	Proportional Reduction
Step Four: Calculate the reduced Historic High Value amount.

Historic High Value	$140,000
Less proportional reduction for withdrawals	– 15,556

Historic High Value reduced for withdrawals	$124,444
Step Five: Determine the Death Benefit amount.
Immediately after the withdrawal, the reduced Historic High Value of $124,444 is greater than both the reduced Purchase Payments of $88,889 and the Account Value of $80,000, so the Death Benefit amount would be $124,444.
The death benefit amount will be reduced by any applicable premium tax or other taxes not previously deducted and by the balance of any outstanding loans.

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ANNUITY INVESTORS LIFE INSURANCE COMPANY®
ANNUITY INVESTORS® VARIABLE ACCOUNT C
FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITIES
Access100 Contracts
ContributorPlus Contracts
Flex(b) Contracts
TotalGroup Contracts
Transition20 Contracts
STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2008
This Statement of Additional Information supplements the current prospectuses for the variable annuity contracts listed above (each, a “Contract” and collectively, the “Contracts”) offered by Annuity Investors Life Insurance Company® through Annuity Investors® Variable Account C (“Separate Account”). This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the applicable Contract. Terms used in the current prospectuses for the Contracts are incorporated in this Statement of Additional Information and have the same meaning as in the prospectuses.
A copy of a Contract prospectus dated May 1, 2008, as supplemented from time to time, may be obtained without charge by writing to Annuity Investors Life Insurance Company, Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423. You may also call us at 1-800-789-6771, or visit us at our website www.gafri.com to request a copy.
We filed a separate Registration Statement with the SEC under the Securities Act of 1933 for each Contract. This Statement of Additional Information was filed as a part of the each Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement for each Contract contains further information relating to the Company and the Contract. The Registration Statements and the exhibits thereto may be inspected and copied at the office of the SEC, located at 100 F Street, N.E., Washington, D.C., and may also be accessed at the SEC’s web site www.sec.gov. The registration number for each Contract is shown below.

•	Access100 Contracts	File No. 333-148676
•	ContributorPlus Contracts	File No. 333-148459
•	Flex(b) Contracts	File No. 333-148444
•	TotalGroup Contracts	File No. 333-148940
•	Transition20 Contracts	File No. 333-148387
Statements in this Statement of Additional Information discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the applicable Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the applicable Registration Statement.

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ANNUITY INVESTORS LIFE INSURANCE COMPANY
General Information and History
Annuity Investors Life Insurance® Company (the “Company,” “we,” “us,” or “our”) is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. We are principally engaged in the sale of fixed and variable annuity policies.
We are a wholly owned subsidiary of Great American Life Insurance Company®, which is a wholly owned subsidiary of Great American Financial Resources®, Inc. GAFRI is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).
State Regulations
We are subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each jurisdiction. Where required by law or regulation, or to meet the requirements for inclusion as an investment option in certain retirement programs, the Contracts will be modified accordingly.
SERVICES
Safekeeping of Separate Account Assets
We hold title to assets of the Separate Account. The Separate Account assets are segregated from our general account assets. Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts. We hold title to assets invested in the Fixed Account options together with our other general account assets.
Records and Reports
We will maintain all records and accounts relating to the Fixed Account options and the Separate Account. As presently required by the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), and rules and regulations promulgated thereunder which pertain to the Separate Account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to each owner of an individual Contract semiannually either at the owner’s last known address or, if requested by the owner, electronically.
Experts
The financial statements of the Separate Account at December 31, 2007 and for each of the two years in the period then ended, and of the Company at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, appearing in this Statement of Additional Information and Registration Statement, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The principal business address of Ernst & Young LLP is 1900 Scripps Center, 312 Walnut Street, Cincinnati, Ohio 45202.
DISTRIBUTION OF THE CONTRACTS
The offering of the Contracts is expected to be continuous. Although we do not anticipate discontinuing the offering of the Contracts, we reserve the right to discontinue offering any Contract.

3

PERFORMANCE INFORMATION
We may from time to time disclose performance information for the Subaccounts for various periods of time. Performance information may include:
•	Standardized total return (average annual total return)

•	Adjusted historical total return

•	Non-standardized total return

•	Standardized yield (for the Money Market Subaccount)
Standardized Total Return—Average Annual Total Return
The standardized total return for a Subaccount represents the average annual total return of the Subaccount over a particular period of time based on a formula adopted by the SEC. We compute the standardized average annual total return by finding the average annual compounded rates of return over one-, five-, and ten-year periods (or for such period of time as the Subaccount has been available in the Separate Account) that would increase the initial amount invested to the ending redeemable value, according to the following formula:
P (1+T) n = ERV
Where:

P	=	a hypothetical initial payment of $1,000
T	=	average annual total return
N	=	number of years
ERV	=	ending redeemable value, at the end of the one-, five-or ten-year period (or fractional portion thereof), of a hypothetical $1,000 payment made at the beginning of the one-, five-or ten-year period
The ERV for total return reflects the deduction of all recurring fees, such as contract maintenance fees, early withdrawal charges, administration charges, and mortality and expense risk charges.
Adjusted Historical Total Return
Adjusted historical total return represents total return for periods prior to the date that a Subaccount commenced operations. We calculate adjusted historical total return using the same formula that we use to compute standardized total return, except that we use the inception date of the corresponding Portfolio rather than the inception date of the Subaccount. In computing adjusted historical total return, we use the historical performance of the corresponding Portfolio and adjust it to reflect the current level of charges that apply to the Subaccount for the particular Contract.

4

Non-Standardized Total Return—Cumulative Total Return
Cumulative total return reflects the performance of a Subaccount over the entire period presented. Cumulative total return is calculated using the following formula:
CTR = (ERV/P) - 1
Where:

CTR	=	the cumulative total return net of Subaccount recurring charges, other than the contract maintenance fee, for the period
ERV	=	ending redeemable value at the end of the one-, five-or ten-year period (or fractional portion thereof), of a hypothetical $1,000 payment made at the beginning of the one-, five-or ten-year period
P	=	a hypothetical initial payment of $1,000
In computing cumulative total return, we assume an early withdrawal charge of 0%, and no contract maintenance fee. The early withdrawal charge is not reflected because the Contracts are designed as a long-term investment. If reflected, the early withdrawal charge and contract maintenance fee would decrease the return shown.
Standardized Yield for the Money Market Subaccount
Current Annualized Yield
In accordance with SEC rules, we compute the Money Market Subaccount’s current annualized yield for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Portfolio, or on its portfolio securities.
The current annualized yield is calculated according to the following formula:
YIELD = (BASE PERIOD RETURN/7)*365
Where:

BASE PERIOD RETURN =	The percentage (or net) change in the Accumulation Unit Value for the Money Market Subaccount (“AUV”) over a 7-day period determined as follows:
AUV at end of 7-day period - AUV at beginning of 7-day period
AUV at beginning of 7-day period
Because the Net Asset Value of the Money Market Portfolio rarely deviates from 1.000000 per unit, the change in the Accumulation Unit Value for the Money Market Subaccount (the numerator of the above fraction) is ordinarily attributable exclusively to dividends paid and reinvested over the 7-day period less charges deducted from the Subaccount over the 7-day period. Because of the deductions for charges, the yield for the Money Market Subaccount of the Separate Account will be lower than the yield for the Money Market Portfolio or any comparable substitute-funding vehicle.
Effective Yield
SEC rules also permit us to disclose the effective yield of the Money Market Subaccount for the same 7-day period, which is yield determined on a compounded basis. The effective yield will be slightly higher than yield due to this compounding effect, and is calculated according to the following formula:
EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) 365/7] – 1

5

Additional Information about Yields
The yield on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The Money Market Subaccount’s actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio or substitute funding vehicle, the types and quality of portfolio securities held by the Money Market Portfolio or substitute funding vehicle, and operating expenses.
In addition, the yield figures do not reflect the effect of any taxes, the early withdrawal charge, or the contract maintenance fee that may be applicable on surrender of a Contract.
How to Obtain Current Yield Information
You may obtain current 7-day yield information for the Money Market Subaccount by calling our Administrative Office toll free at 1-800-789-6771.
BENEFIT UNIT TRANSFER FORMULAS
Transfers of a Contract owner’s Benefit Units between Subaccounts during the Benefit Payment Period are implemented according to the following formulas:

BU1 (trans)	The number of Benefit Units to be transferred from a given Subaccount

UNIT1 - BU1 (trans)	The number of the Contract Owner’s Benefit Units remaining in such Subaccount (after the transfer)

BU2 (trans) BU2 (trans) = BU1 (trans) * BUV1/BUV2	The number of Benefit Units transferred to the new Subaccount

UNIT2 + BU2 (trans)	The number of the Contract Owner’s Benefit Units in the new Subaccount (after the transfer)
Subsequent variable dollar benefit payments will be based on the number of the Contract Owner’s Benefit Units in each Subaccount (after the transfer) as of the next variable dollar benefit payment’s due date.
     Where:
•	BU1 (trans) is the number of the Contract Owner’s Benefit Units transferred from a given Subaccount.

•	BU2 (trans) is the number of the Contract Owner’s Benefit Units transferred into the new Subaccount.

•	BUV1 is the Benefit Unit Value of the Subaccount from which the transfer is being made as of the end of the Valuation Period in which the transfer request was received.

•	BUV2 is the Benefit Unit Value of the Subaccount to which the transfer is being made as of the end of the Valuation Period in which the transfer request was received.

•	UNIT1 is the number of the Contract owner’s Benefit Units in the Subaccount from which the transfer is being made, before the transfer.

•	UNIT2 is the number of the Contract owner’s Benefit Units in the Subaccount to which the transfer is being made, before the transfer.

6

FEDERAL TAX MATTERS
The following discussion supplements the discussion of federal tax matters in the prospectuses for the Contracts. The tax information provided in this Statement of Additional Information is not intended or written to be used as legal or tax advice. It is written solely to provide general information related to the sale and holding of the Contracts. A taxpayer cannot use it for the purpose of avoiding penalties that may be imposed under the tax laws. You should seek advice on legal or tax questions based on your particular circumstances from an independent attorney or tax advisor.
Taxation of Separate Account Income
The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code (“IRC”). Since the Separate Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a “Regulated Investment Company” under Subchapter M of the IRC. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that it will not be taxed on the Separate Account investment income and realized net capital gains to the extent that such income and gains are applied to increase the reserves under the Contracts.
Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) to reflect such taxes.
In certain circumstances, owners of individual variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be included in the owner’s gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.
In Revenue Ruling 2003-91, the Internal Revenue Service provided guidance on the subject of investor control. This Revenue Ruling describes a safe harbor under which the owners of variable annuity contracts will not be considered the owners of the assets of the separate accounts used to support the contracts. The analysis section of the ruling states in part:
[The Contract owner] may not select or direct a particular investment to be made by either the Separate Account or the Sub-accounts. Holder may not sell, purchase, or exchange assets held in the Separate Account or the Sub-accounts. All investment decisions concerning the Separate Account or the Sub-accounts are made by [the Insurance Company] or [the Sub-account Investment] Advisor in their sole and absolute discretion.
The investment strategies of the Sub-accounts currently available are sufficiently broad to prevent the [Contract owner] from making particular investment decisions through investment in a Sub-account. Only [the Insurance Company] may add or substitute Sub-accounts or investment strategies in the future. No arrangement, plan, contract, or agreement exists between [the Contract owner] and [the Insurance Company] or between [the Contract owner] and [the Sub-Account Investment] Advisor regarding the specific investments or investment objective of the Sub-accounts. In addition, [the Contract owner] may not communicate directly or indirectly with [the Sub-account Investment] Advisor or with any of [the Insurance Company’s] investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by Separate Account or in a Sub-account.

7

Investment in the Sub-accounts is available solely through the purchase of a Contract, thus, Sub-accounts are not publicly available. The ability to allocate premiums and transfer funds among Sub-accounts alone does not indicate that [the Contract owner] has control over either Separate Account or Sub-account assets sufficient to be treated as the owner of those assets for federal income tax purposes.
The ownership rights under the Contracts are intended to be within this safe harbor rule and are similar to, but different in certain respects from, those described by the Internal Revenue Service in other rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has more Subaccount options than what was contemplated in the rulings. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the Separate Account and/or Fixed Account. In addition, the Company does not know what additional standards may be set forth, if any, in future regulations or rulings that the Treasury Department might issue. The Company therefore reserves the right to modify the Contracts as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.
Tax Deferral on Non-tax qualified Contracts
Section 817(h) of the Code requires that with respect to Contracts that are not under a tax-qualified retirement plan, the investments of the Portfolios be “adequately diversified” in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Portfolios, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Portfolios’ assets may be invested. Failure of a Portfolio to meet the diversification requirements could result in loss of tax deferred status to owners of Contracts that are not under a tax-qualified retirement plan.
FINANCIAL STATEMENTS
The audited financial statements of the Separate Account at December 31, 2007 and for the years ended December 31, 2007 and 2006, and the Company’s audited financial statements at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, are included herein. Our financial statements included in this Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

8

Annuity Investors Life Insurance Company
Financial Statements
Years ended December 31, 2007, 2006 and 2005
with Report of Independent Registered Public Accounting Firm

ANNUITY INVESTORS LIFE INSURANCE COMPANY
Financial Statements
Years ended December 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Board of Directors
Annuity Investors Life Insurance Company
We have audited the accompanying balance sheets of Annuity Investors Life Insurance Company (the Company), an indirect, wholly-owned subsidiary of Great American Financial Resources, Inc., as of December 31, 2007 and 2006, and the related statements of earnings, changes in stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Annuity Investors Life Insurance Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Cincinnati, Ohio
April 9, 2008

1

ANNUITY INVESTORS LIFE INSURANCE COMPANY
BALANCE SHEET
(Dollars in thousands)

	December 31
	2007	2006
ASSETS
Invested assets:
Fixed maturities:
Available for sale — at fair value (amortized cost - $927,157 and $769,506)	$921,706	$766,459
Equity securities — at fair value (cost — $18,697 and $9,496)	14,563	9,627
Policy loans	38,688	28,785
Cash and cash equivalents	49,794	80,316

Total investments	1,024,751	885,187

Accrued investment income	11,855	10,538
Unamortized insurance acquisition costs, net	158,224	132,873
Receivables from affiliates	283	—
Other assets	6,269	6,366
Variable annuity assets (separate accounts)	692,493	700,496

Total assets	$1,893,875	$1,735,460

LIABILITIES
Annuity benefits accumulated	$1,033,629	$873,286
Current and deferred federal income taxes	28,658	22,627
Accounts payable, accrued expenses, and other liabilities	11,768	22,454
Variable annuity liabilities (separate accounts)	692,493	700,496

Total liabilities	1,766,548	1,618,863

STOCKHOLDER’S EQUITY
Common stock, par value — $125 per share:
- 25,000 shares authorized
- 20,000 shares issued and outstanding	2,500	2,500
Capital surplus	105,550	100,550
Retained earnings	23,827	14,515
Accumulated other comprehensive loss, net of tax	(4,550)	(968)

Total stockholder’s equity	127,327	116,597

Total liabilities and stockholder’s equity	$1,893,875	$1,735,460

See accompanying notes to financial statements.

2

ANNUITY INVESTORS LIFE INSURANCE COMPANY
STATEMENT OF EARNINGS
(In thousands)

	Year Ended December 31
	2007	2006	2005
Revenues:
Net investment income	$54,239	$45,067	$38,975
Realized losses on investments	(1,373)	(1,068)	(472)
Annuity policy charges	15,254	14,175	13,612
Other income	1,435	1,376	1,252

Total revenues	69,555	59,550	53,367

Costs and expenses:
Annuity benefits	29,668	26,803	23,328
Insurance acquisition expenses, net	17,446	13,708	13,331
Other expenses	10,527	8,746	8,249

Total costs and expenses	57,641	49,257	44,908

Operating earnings before income taxes	11,914	10,293	8,459
Provision for income taxes	2,602	2,791	2,962

Net earnings	$9,312	$7,502	$5,497

See accompanying notes to financial statements.

3

ANNUITY INVESTORS LIFE INSURANCE COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
(In thousands)

	Year Ended December 31
	2007	2006	2005

Common Stock:
Balance at beginning and end of year	$2,500	$2,500	$2,500

Capital Surplus:
Balance at beginning of year	$100,550	$100,550	$100,550
Capital contribution from parent	5,000	—	—

Balance at end of year	$105,550	$100,550	$100,550

Retained Earnings:
Balance at beginning of year	$14,515	$7,013	$1,516
Net earnings	9,312	7,502	5,497

Balance at end of year	$23,827	$14,515	$7,013

Accumulated other comprehensive (loss) income, net:
Balance at beginning of year	$(968)	$1,199	$3,330
Change in net unrealized losses on securities	(3,582)	(2,167)	(2,131)

Balance at end of year	$(4,550)	$(968)	$1,199

Comprehensive Income:
Net earnings	$9,312	$7,502	$5,497
Change in net unrealized losses during the year	(3,582)	(2,167)	(2,131)

Comprehensive income	$5,730	$5,335	$3,366

See accompanying notes to financial statements.

4

ANNUITY INVESTORS LIFE INSURANCE COMPANY
STATEMENT OF CASH FLOWS
(In thousands)

	Year Ended December 31
	2007	2006	2005
Cash flows from operating activities:
Net earnings	$9,312	$7,502	$5,497
Adjustments:
Benefits to annuity policyholders	29,668	26,803	23,328
Amortization of insurance acquisition costs	15,027	11,790	11,424
Depreciation and amortization	95	(470)	385
Realized losses on investments, net	1,373	1,068	472
Increase in insurance acquisition costs	(32,858)	(26,750)	(21,197)
Increase in accrued investment income	(1,317)	(1,599)	(756)
Increase in payable to affiliates, net	2,813	24,741	2,773
Increase (decrease) in other liabilities	2,164	5,833	(307)
Increase in other assets	(1,230)	(1,136)	(1,020)
Other, net	(132)	(106)	(119)

Net cash provided by operating activities	24,915	47,676	20,480

Cash flows from investing activities:
Purchases of investments in:
Fixed maturities	(291,763)	(196,365)	(199,366)
Equity securities	(9,701)	(9,496)	—
Maturities and redemptions of fixed maturity investments	46,713	34,215	26,193
Sales of:
Fixed maturity investments	78,122	96,940	93,798
Equity securities	595	—	—
Increase in policy loans, net	(9,903)	(8,522)	(5,688)

Net cash used in investing activities	(185,937)	(83,228)	(85,063)

Cash flows from financing activities:
Annuity receipts, net of separate account activity	319,271	277,237	208,267
Annuity surrenders, benefits, and withdrawals, net of separate account activity	(253,400)	(199,179)	(167,635)
Net transfers from variable annuity assets	59,629	25,764	11,367
Capital contribution from parent	5,000	—	—

Net cash provided by financing activities	130,500	103,822	51,999

Net (decrease) increase in cash and cash equivalents	(30,522)	68,270	(12,584)
Beginning cash and cash equivalents	80,316	12,046	24,630

Ending cash and cash equivalents	$49,794	$80,316	$12,046

See accompanying notes to financial statements.

5

ANNUITY INVESTORS LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
A. DESCRIPTION OF THE COMPANY
Annuity Investors Life Insurance Company (“AILIC” or the “Company”), a stock life insurance company domiciled in the state of Ohio, is an indirect wholly-owned subsidiary of Great American Financial Resources, Inc., (“GAFRI”), a financial services holding company wholly-owned by American Financial Group, Inc. (“AFG”).
AILIC’s products include variable, fixed and fixed indexed annuities. The products are marketed to educational institutions, hospitals, and other qualified and non-qualified markets, through independent agents, payroll deduction plans and financial institutions.
B. SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates. Certain reclassifications have been made to prior years to conform to the current year’s presentation.
INVESTMENTS
Fixed maturity securities and equity securities classified as “available for sale” are reported at fair value with unrealized gains and losses included in a separate component of stockholder’s equity. Premiums and discounts on fixed maturity securities are amortized using the interest method; mortgage-backed securities are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. Cash equivalents are carried at cost; policy loans are carried at the aggregate unpaid balance.
Gains or losses on securities are determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings (included in realized gains (losses)) and the cost basis of that investment is reduced.
Derivatives included in AILIC’s balance sheet are recorded at fair value and consist primarily of, (i) the equity-based component of certain indexed-annuity products, (included in annuity benefits accumulated), and (ii) related call options (included in other assets) designed to be consistent with the characteristics of the liabilities and used to mitigate the risk embedded in those indexed-annuity products. Changes in the fair value of derivatives are included in current earnings.

6

ANNUITY INVESTORS LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
B. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INSURANCE ACQUISITION COSTS AND EXPENSES
Unamortized insurance acquisition costs consist of deferred policy acquisition costs (“DPAC”). Insurance acquisition expenses in the statement of earnings primarily reflect the amortization of DPAC. In addition, certain commission costs are expensed as paid and included in insurance acquisition expenses. All other uncapitalized acquisition costs such as marketing expenses are included in “Other Expenses.”
DPAC (principally commissions, advertising, underwriting, policy issuance and sales expenses that vary with and are primarily related to the production of new business) are deferred to the extent that such costs are deemed recoverable. DPAC also includes capitalized costs associated with sales inducements offered to fixed annuity policyholders such as enhanced interest rates and premium and persistency bonuses.
DPAC related to annuity products is deferred to the extent deemed recoverable and is amortized, with interest, in relation to the present value of expected gross profits on the policies. Expected gross profits consist principally of estimated future investment margins (estimated future net investment income less interest credited on policyholder funds) and surrender, mortality, and other variable annuity policy charges, less death and annuitization benefits in excess of account balances and estimated future policy administration expenses.
To the extent that realized gains and losses result in adjustments to the amortization of DPAC related to annuities, such adjustments are reflected as components of realized gains. DPAC related to annuities is also adjusted, net of tax, for the change in amortization that would have been recorded if the unrealized gains (losses) from securities had actually been realized. This adjustment is included in unrealized gains on marketable securities, a component of “Accumulated other comprehensive loss, net of tax” in the stockholder’s equity section of the Balance Sheet.
ANNUITY BENEFITS ACCUMULATED
Annuity receipts and benefit payments are recorded as increases or decreases in “annuity benefits accumulated” rather than as revenue and expense. Increases in this liability for interest credited are charged to expense and decreases for surrender charges are credited to annuity policy charges.
Pursuant to Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts,” reserves for two-tier annuities (annuities with different stated account values depending on whether a policyholder annuitizes, dies or surrenders) are now recorded at the lower-tier value plus additional reserves for excess benefits expected to be paid on future deaths and annuitizations (“EDAR”) that require payment of the upper-tier value. The liability for EDAR is accrued for and modified using assumptions consistent with those used in determining DPAC and DPAC amortization, except that accruals are in relation to the present value of total expected assessments. Total expected assessments consist principally of estimated future investment margins, surrender, mortality, and variable annuity policy charges.
Reserves for single-tier fixed annuities are generally recorded at the stated annuitization value. Reserves for indexed annuities are recorded at a value reflecting the fixed guarantees in the product plus the fair value of the equity participation in the contract.

7

ANNUITY INVESTORS LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
B. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
VARIABLE ANNUITY ASSETS AND LIABILITIES (SEPARATE ACCOUNTS)
Separate accounts related to variable annuities represent the fair value of deposits invested in underlying investment funds on which AILIC earns a fee. Investment funds are selected and may be changed only by the policyholder, who retains investment risk.
AILIC’s variable annuity contracts contain a guaranteed minimum death benefit (“GMDB”) to be paid if the policyholder dies before the annuity payout period commences. In periods of declining equity markets, the GMDB may exceed the value of the policyholder’s account. A GMDB liability is established for future excess death benefits using assumptions together with a range of reasonably possible scenarios for investment fund performance that are consistent with DPAC capitalization and amortization assumptions.
INCOME TAXES
Until December 31, 2005, tax payments and the recoupment (in the event of future losses) of taxes paid pursuant to an intercompany tax allocation agreement were computed on a separate company basis as determined in accordance with U.S. generally accepted accounting principles based upon the rules provided by the Internal Revenue Code of 1986 as amended.
A new intercompany tax allocation agreement was entered into effective December 31, 2005. Pursuant to the new agreement, the Company’s tax expense is determined based upon its inclusion in the consolidated tax return of AFG and its includable subsidiaries. Estimated payments are made quarterly during the year. Following year-end, additional settlements are made on the original due date of the return and, when extended, at the time the return is filed. The method of allocation among the companies under the new agreement is based upon separate return calculations with current credit for losses to the extent the losses provide a benefit in the consolidated return.
Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis and are measured using enacted tax rates. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.
BENEFIT PLANS
Prior to July 1, 2006, GAFRI maintained a defined contribution plan that combined a retirement plan and 401(k) plan. Effective that date, the Company’s plan was merged with a similar plan sponsored by AFG. As a result, Company employees who meet the eligibility requirements participate in that plan. AFG makes all contributions to the retirement fund portion of the plan and matches a percentage of employee contributions to the savings fund. Company contributions are expensed in the year for which they are declared.
GAFRI and certain of its subsidiaries provide health care benefits to eligible retirees. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

8

ANNUITY INVESTORS LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
B. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
STATEMENT OF CASH FLOWS
For cash flow purposes, “investing activities” are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. “Financing activities” include annuity receipts, benefits and withdrawals and obtaining resources from contract owners and providing them with a return on their investments. All other activities are considered “operating.” Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.
FAIR VALUES OF FINANCIAL INSTRUMENTS
The following table shows the carrying values and estimated fair value of the Company’s financial instruments at December 31 (in thousands):

	2007		2006
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Assets
Fixed maturity investments	$921,706	$921,706	$766,459	$766,459
Equity securities	14,563	14,563	9,627	9,627
Variable annuity assets (separate accounts)	692,493	692,493	700,496	700,496

Liabilities
Annuity benefits accumulated	$1,033,629	$971,072	$873,286	$820,474
Variable annuity liabilities (separate accounts)	692,493	692,493	700,496	700,496
Methods and assumptions used in estimating fair values are described below. These fair values represent point-in-time estimates of value that might not be particularly relevant in predicting AILIC’s future earnings or cash flows.
Investment Securities: When available, fair values are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on present values, discounted cash flows, and fair value of comparable securities or similar methods.
Annuity Reserves: The fair value of the liability for annuities in the payout phase is assumed to be the present value of the anticipated cash flows, discounted at current interest rates. Fair value of annuities in the accumulation phase is assumed to be the policyholders’ cash surrender amount.
The carrying amounts reported in the accompanying balance sheets for cash, short-term investments and policy loans approximate their fair values.

9

ANNUITY INVESTORS LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
C. INVESTMENTS
Fixed maturity investments at December 31 consisted of the following (in thousands):

	2007
	Amortized	Fair	Gross Unrealized
	Cost	Value	Gains	Losses

U.S. Government and government agencies and authorities	$30,408	$31,068	$940	$(280)
Public utilities	67,695	68,519	1,317	(493)
Mortgage-backed securities	360,729	356,719	2,110	(6,120)
All other corporate	468,325	465,400	6,160	(9,085)

	$927,157	$921,706	$10,527	$(15,978)

	2006
	Amortized	Fair	Gross Unrealized
	Cost	Value	Gains	Losses

U.S. Government and government agencies and authorities	$36,654	$36,964	$675	$(365)
Public utilities	69,697	70,170	1,042	(569)
Mortgage-backed securities	256,060	251,926	583	(4,717)
All other corporate	407,095	407,399	4,411	(4,107)

	$769,506	$766,459	$6,711	$(9,758)

10

ANNUITY INVESTORS LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
C. INVESTMENTS (CONTINUED)
The following table shows gross unrealized losses on fixed maturities by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31 (in thousands):

	2007
	Twelve Months or Less		More Than Twelve Months
	Unrealized	Fair	Unrealized	Fair
	Loss	Value	Loss	Value

U.S. Government and government agencies and authorities	$278	$2,853	$2	$2,999
Public utilities	210	7,974	283	12,054
Mortgage-backed securities	1,567	65,812	4,553	172,871
All other corporate	4,549	85,226	4,536	142,746

Total fixed maturity investments	$6,604	$161,865	$9,374	$330,670

	2006
	Twelve Months or Less		More Than Twelve Months
	Unrealized	Fair	Unrealized	Fair
	Loss	Value	Loss	Value

U.S. Government and government agencies and authorities	$63	$7,883	$302	$9,893
Public utilities	323	17,920	246	10,314
Mortgage-backed securities	476	55,708	4,241	156,282
All other corporate	1,219	108,661	2,888	98,049

Total fixed maturity investments	$2,081	$190,172	$7,677	$274,538

At December 31, 2007, the gross unrealized losses on fixed maturities relate to approximately 220 securities. At that date, investment grade securities (as determined by nationally recognized rating agencies) represented approximately 97% of the total gross unrealized losses and fair value. Management believes that AILIC will recover its cost basis in the securities having unrealized losses at December 31, 2007. AILIC has the ability and intent to hold such securities until they mature or recover in value.
AILIC’s $356.7 million investment in mortgage-backed securities (“MBSs”) represents approximately 40% of its fixed maturities at December 31, 2007. MBSs are subject to significant prepayment risk due to the fact that, in periods of declining interest rates, mortgages are repaid more rapidly than scheduled as borrowers refinance higher rate mortgages to take advantage of lower rates. Approximately 99% of AILIC’s MBSs are rated “AAA.” At December 31, 2007, AILIC owned $28.9 million (representing 3% of AILIC’s total fixed maturity portfolio) of MBSs in which the underlying collateral is subprime mortgages. At that date, the net unrealized loss on these securities was approximately $1.0 million.

11

ANNUITY INVESTORS LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
C. INVESTMENTS (CONTINUED)
The table below sets forth the scheduled maturities of AILIC’s fixed maturity investments based on fair value as of December 31, 2007 (in thousands). Maturity data based on amortized cost is generally the same.

	Amortized	Fair	Fair
Maturity	Cost	Value	Value %

One year or less	$21,299	$21,445	2%
After one year through five years	145,066	147,395	16
After five years through ten years	348,770	344,521	37
After ten years	51,293	51,626	6

Subtotal	566,428	564,987	61

Mortgage-backed securities	360,729	356,719	39

Total bonds by maturity	$927,157	$921,706	100%

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
Proceeds from sales of fixed maturity investments were $78.1 million in 2007, $96.9 million in 2006, and $93.8 million in 2005. Gross realized gains of $1.1 million, $0.4 million and $1.1 million, and gross realized losses of 1.8 million, $1.8 million and $1.8 million were realized on those sales during 2007, 2006 and 2005, respectively.
The Company reported realized losses of approximately $1.8 million, $0.3 million and $0.1 million in 2007, 2006 and 2005, respectively, as a result of the other than temporary impairments of bonds.
At December 31, 2007, U.S. Treasury Notes with a carrying value of $7.3 million were on deposit as required by the insurance departments of various states.
Net investment income consisted of the following (in thousands):

	2007	2006	2005
Fixed maturities	$50,395	$42,031	$37,993
Equity securities	73	—	—
Short-term investments	1,405	1,991	571
Cash on hand and on deposit	209	110	332
Policy loans	2,309	1,630	1,124
Other	366	411	—

Gross investment income	54,757	46,173	40,020
Investment expenses	(518)	(1,106)	(1,045)

Net investment income	$54,239	$45,067	$38,975

AILIC’s investment portfolio is managed by a subsidiary of AFG. Investment expenses included investment management charges related to this subsidiary of $0.5 million in 2007, $1.1 million in 2006, and $1.0 million in 2005.

12

ANNUITY INVESTORS LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
C. INVESTMENTS (CONTINUED)
In addition to adjusting equity securities and fixed maturity securities classified as “available for sale” to fair value, Statement of Financial Accounting Standards (“SFAS”) 115 requires that certain other balance sheet amounts be adjusted to the extent that unrealized gains and losses from securities would result in adjustments had those gains or losses actually been realized. The following table shows the components of the unrealized gain (loss) on marketable securities, and its effect on various balance sheet captions (in thousands).

	2007	2006
Increase (decrease) in assets
Fixed maturities — available for sale	$(5,451)	$(3,047)
Equity securities	(4,134)	131
Unamortized insurance acquisition costs	2,587	1,429

Decrease in liabilities
Current and deferred federal income taxes	2,448	519

	$(4,550)	$(968)

D. UNAMORTIZED INSURANCE ACQUISITION COSTS
Unamortized insurance acquisition costs consisted of the following at December 31 (in thousands):

	2007	2006
Deferred policy acquisition costs (“DPAC”)	$146,640	$127,298
Policyholder sales inducements	8,997	4,147
Unrealized DPAC adjustment	2,587	1,428

Unamortized insurance costs, net	$158,224	$132,873

The unrealized DPAC adjustment reflects the change in DPAC assuming the unrealized losses on securities had actually been realized (see Note B to the Financial Statements).
During 2007, 2006 and 2005, the Company capitalized $5.6 million, $3.2 million and $0.6 million relating to sales inducements offered to annuity policyholders.
E. STOCKHOLDER’S EQUITY
Total statutory capital and surplus for the Company at December 31, 2007 and 2006, respectively, was $65.9 million and $65.4 million.
The maximum amount of dividends that can be paid to stockholders in 2008 by life insurance companies domiciled in the state of Ohio without prior approval of the Insurance Commissioner is the greater of 10% of statutory surplus as regards policyholders or statutory net income as of the preceding December 31, but only to the extent of statutory earned surplus as of the preceding December 31. Dividends in 2008 will require prior approval based on statutory earned surplus.
Comprehensive income is defined as all changes in Stockholders’ Equity except those arising from transactions with stockholders. Comprehensive income includes net earnings and changes in net unrealized gains or losses on available for sale securities.

13

ANNUITY INVESTORS LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
E. STOCKHOLDER’S EQUITY (CONTINUED)
The change in net unrealized gains on marketable securities, a component of accumulated other comprehensive (loss) income, net, included the following for the year ended December 31 (in thousands):

	2007
	Pretax	Taxes	Net
Unrealized holding losses on securities arising during the period	$(6,883)	$2,409	$(4,474)
Realized losses on securities	1,373	(481)	892

Change in net unrealized losses on marketable securities	$(5,510)	$1,928	$(3,582)

	2006
	Pretax	Taxes	Net
Unrealized holding losses on securities arising during the period	$(4,401)	$1,538	$(2,863)
Realized losses on securities	1,068	(372)	696

Change in net unrealized losses on marketable securities	$(3,333)	$1,166	$(2,167)

	2005
	Pretax	Taxes	Net
Unrealized holding losses on securities arising during the period	$(3,750)	$1,312	$(2,438)
Realized losses on securities	472	(165)	307

Change in net unrealized losses on marketable securities	$(3,278)	$1,147	$(2,131)

F. FEDERAL INCOME TAXES
The Company’s 2007 effective tax rate of 21.8% differs from the federal statutory rate of 35% due to permanent items consisting mainly of a dividends received deduction of approximately $1.1 million.
The significant components of deferred tax assets and liabilities, excluding the effects of unrealized gains and losses on securities, included in the Balance Sheets in “Current and deferred federal income taxes”, were as follows (in thousands):

	December 31,
	2007	2006

Deferred tax assets:
Policyholder liabilities	$24,677	$21,935

Deferred tax liabilities:
Unamortized insurance acquisition costs	$(54,473)	$(46,006)
With the new tax allocation agreement effective December 31, 2005, the Company was reimbursed for prior year separate company net operating and capital loss carryforwards in the amount of $20.8 million during 2006. The company’s carryforwards had been used previously in the consolidated filing of AFG.
In accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)” (“FIN 48”) the Company did not record any reserves related to uncertain tax positions at December 31, 2007.
As of December 31, 2007, AILIC’s 2004 through 2007 tax years remain subject to examination by the Internal Revenue Service.

14

ANNUITY INVESTORS LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS (Continued)
G. ADDITIONAL INFORMATION
At December 31, 2007, the aggregate guaranteed minimum death benefit value (assuming every variable annuity policyholder died on those dates) exceeded the fair value of the underlying variable annuities by $41.4 million, compared to $59.0 million at December 31, 2006. This benefit is on all of AILIC’s variable annuity policies. Death benefits paid in excess of the variable annuity account balances were $0.3 million, $0.4 million and $0.8 million for 2007, 2006 and 2005, respectively. AILIC had a $0.4 million GAAP reserve at December 31, 2007 and 2006. The weighted average age of these policyholders was 50 years old at December 31, 2007.
AILIC has an agreement with Great American Advisors, Inc. (“GAA”), a wholly owned subsidiary of GAFRI, whereby GAA is the principal underwriter and distributor of AILIC’s variable contracts. AILIC pays GAA for acting as underwriter under a distribution agreement. In 2007, 2006 and 2005, AILIC paid $4.0 million, $3.5 million and $3.4 million, respectively, in commissions to GAA.
Certain administrative, management, accounting, actuarial, data processing, collection and investment services are provided under agreements between AILIC and affiliates based on actual costs incurred. In 2007, 2006 and 2005, AILIC paid $18.9 million, $13.8 million and $13.0 million, respectively, for services to affiliates.
AILIC expensed approximately $0.5 million in 2007, $0.3 million in 2006 and $0.5 million in 2005 for its retirement and employee savings plans.
H. RECENT ACCOUNTING STANDARDS
In 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements,” which defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective January 1, 2008, for calendar year companies; implementation is not expected to have a material effect on AILIC’s balance sheet or earnings.
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to irrevocably elect to report certain financial assets and liabilities (including most insurance contracts) at fair value and recognize the unrealized gains and losses on such items in earnings. SFAS No. 159 is effective January 1, 2008, for the calendar year companies. AILIC did not elect the fair value option for any of its eligible assets or liabilities at the effective date.

15

ANNUITY INVESTORS
VARIABLE ACCOUNT C
Financial Statements
Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

ANNUITY INVESTORS VARIABLE ACCOUNT C
Financial Statements
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
Contract Holders of Annuity Investors Variable Account C
and
Board of Directors of Annuity Investors Life Insurance Company
We have audited the accompanying statements of assets and liabilities of Annuity Investors Variable Account C (“the Account”), comprised of the sub-accounts listed in Note 1, as of December 31, 2007, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended, or for those sub-accounts operating for portions of such periods as disclosed in the financial statements. These financial statements are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures also included confirmation of securities owned as of December 31, 2007, by correspondence with the transfer agent. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting the Annuity Investors Variable Account C at December 31, 2007, and the results of their operations and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Cincinnati, Ohio
April 9, 2008

1

ANNUITY INVESTORS VARIABLE ACCOUNT C
STATEMENTS OF ASSETS AND LIABILITIES
December 31, 2007

			Fair
	Shares	Cost	Value
Assets:
Investments in portfolio shares, at fair value (Note 2):
AIM Variable Insurance Funds — Series I Shares:
Core Equity Fund	14,221.396	$368,243	$413,984
Financial Services Fund	20,165.844	307,339	247,233
Global Health Care Fund	55,147.611	1,129,306	1,326,851
Small Cap Equity Fund	26,689.951	428,692	414,494
AIM Variable Insurance Funds — Series II Shares:
Capital Development Fund	76,690.276	1,381,206	1,421,071
Government Securities Fund	41,184.294	496,607	493,800
Mid Cap Core Equity Fund	31,552.211	426,887	455,930
Utilities Fund	94,716.997	2,022,613	2,254,265
American Century Variable Portfolios — Class I:
Vista Fund	47,422.670	803,573	1,043,298
American Century Variable Portfolios — Class II:
Large Company Value Fund	71,778.894	904,337	920,924
Mid Cap Value Fund	22,446.582	285,720	290,683
Ultra Fund	5,996.104	60,404	72,313
Calamos Advisors Trust:
Growth and Income Portfolio	14,038.172	209,995	201,027
Davis Variable Account Fund, Inc.:
Value Portfolio	7,004.673	105,855	101,428
Dreyfus Funds — Service Shares:
Socially Responsible Growth Fund, Inc.	19,002.064	498,586	574,813
Stock Index Fund, Inc.	313,426.985	10,102,401	11,725,304
Dreyfus Investment Porfolio — Initial Shares:
Technology Growth Portfolio	25,069.663	243,333	271,504
Dreyfus Investment Portfolio — Service Shares:
MidCap Stock Portfolio	829.452	12,911	12,815
Dreyfus Variable Investment Fund — Initial Shares:
Money Market Portfolio	317,117.842	317,118	317,117
Dreyfus Variable Investment Fund — Service Shares:
Appreciation Portfolio	16,565.752	619,789	738,666
Financial Investors Variable Insurance Trust — Class II:
Ibbotson Balanced ETF Asset Allocation Portfolio	31,111.009	315,801	317,020
Ibbotson Conservative ETF Asset Allocation Portfolio	6,575.554	67,763	68,582
Ibbotson Growth ETF Asset Allocation Portfolio	33,565.236	336,153	338,673
Ibbotson Income/Growth ETF Asset Allocation Portfolio	11,556.261	118,830	118,913
Franklin Templeton Variable Insurance Products Trust — Class II:
Foreign Securities Fund	21,984.586	439,303	445,188
Janus Aspen Series — Service Shares:
Balanced Portfolio	83,108.922	2,162,032	2,583,026
International Growth Portfolio	40,139.805	2,093,952	2,589,419
Large Cap Growth Portfolio	27,730.899	583,582	722,945
Mid Cap Growth Portfolio	13,493.710	410,912	525,581
INTECH Risk-Managed Core Portfolio	8,151.046	108,310	108,327
Worldwide Growth Portfolio	5,982.547	165,982	209,568
Neuberger Berman Advisors Management Trust — Class S:
Fasciano Portfolio	17,135.094	237,981	248,459
Guardian Portfolio	40,780.340	783,603	857,203
Oppenheimer Variable Account Funds — Service Shares:
Balanced Fund	69,712.145	1,151,554	1,134,914
Capital Appreciation Fund	16,235.451	639,971	759,495
Global Securities Fund	38,220.629	1,261,456	1,386,261
Main Street Fund	31,694.047	743,168	804,394
Main Street Small Cap Fund	88,979.039	1,516,264	1,604,292
Old Mutual Insurance Series Fund, Inc.:
Large Cap Growth Portfolio	7,661.734	132,529	179,516
Mid Cap Value Portfolio	224,022.991	1,857,584	1,346,378
Select Value Portfolio	13,142.978	191,790	241,700
PIMCO Variable Insurance Trust — Administrative Class:
High Yield Portfolio	135,772.849	1,117,261	1,092,972
Real Return Portfolio	284,229.848	3,570,421	3,572,769
Total Return Portfolio	303,832.141	3,155,774	3,187,200
Rydex Variable Trust:
Sector Rotation Fund	79,083.950	1,119,176	1,212,356
Van Kampen — The Universal Institutional Funds, Inc. — Class I:
Core Plus Fixed Income Portfolio	42,635.847	488,710	493,722
Mid-Cap Growth Portfolio	9,279.623	124,459	135,297
U.S. Mid Cap Value Portfolio	158,755.185	3,065,456	3,033,812
U.S. Real Estate Portfolio	313,077.929	8,301,287	6,903,368
Value Portfolio	325,876.693	4,755,132	4,291,797
Wilshire Variable Insurance Trust:
2010 Moderate Fund	855.312	9,613	9,347
2015 Moderate Fund	6,552.266	71,301	71,877
2025 Moderate Fund	3,870.364	43,685	42,650
2035 Moderate Fund	4,347.747	49,077	48,129
2045 Moderate Fund	1,222.659	13,912	13,472

Total cost		$61,928,699

Total assets			$63,996,142

The accompanying notes are an integral part of these financial statements.

2

ANNUITY INVESTORS VARIABLE ACCOUNT C
STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
December 31, 2007

			Fair
	Units	Unit Value	Value
Net assets attributable to variable annuity contract holders (Note 2):
AIM Variable Insurance Funds — Series I Shares:
Core Equity Fund - 1.40% series contract	30,396.259	$11.525903	$350,344
Core Equity Fund - 1.65% series contract	4,559.886	11.476905	52,333
Core Equity Fund - 1.70% series contract	295.955	11.467127	3,394
Core Equity Fund - 1.80% series contract	691.279	11.447537	7,913
Financial Services Fund - 1.40% series contract	14,821.842	11.984818	177,637
Financial Services Fund - 1.65% series contract	5,758.342	11.822627	68,079
Financial Services Fund - 1.70% series contract	128.671	11.790535	1,517
Global Health Care Fund - 1.40% series contract	82,482.904	15.250844	1,257,934
Global Health Care Fund - 1.65% series contract	2,415.398	15.044457	36,338
Global Health Care Fund - 1.70% series contract	2,111.018	15.003631	31,673
Global Health Care Fund - 1.80% series contract	60.719	14.921861	906
Small Cap Equity Fund - 1.40% series contract	27,515.769	9.732791	267,805
Small Cap Equity Fund - 1.65% series contract	13,090.472	9.716018	127,187
Small Cap Equity Fund - 1.70% series contract	1,661.677	9.712668	16,139
Small Cap Equity Fund - 1.80% series contract	346.507	9.705946	3,363
AIM Variable Insurance Funds — Series II Shares:
Capital Development Fund - 1.40% series contract	59,838.559	18.961204	1,134,611
Capital Development Fund - 1.65% series contract	13,982.184	18.704635	261,532
Capital Development Fund - 1.70% series contract	873.933	18.653852	16,302
Capital Development Fund - 1.80% series contract	464.975	18.552248	8,626
Government Securities Fund - 1.40% series contract	38,847.797	11.064895	429,847
Government Securities Fund - 1.65% series contract	4,075.718	10.915163	44,487
Government Securities Fund - 1.70% series contract	1,788.208	10.885526	19,466
Mid Cap Core Equity Fund - 1.40% series contract	21,909.614	17.324473	379,573
Mid Cap Core Equity Fund - 1.50% series contract	21.382	17.230324	368
Mid Cap Core Equity Fund - 1.65% series contract	4,273.239	17.090061	73,030
Mid Cap Core Equity Fund - 1.70% series contract	173.610	17.043674	2,959
Utilities Fund - 1.40% series contract	87,867.876	19.867972	1,745,757
Utilities Fund - 1.65% series contract	25,089.884	19.683661	493,861
Utilities Fund - 1.70% series contract	533.563	19.647028	10,483
Utilities Fund - 1.80% series contract	212.750	19.573671	4,164
American Century Variable Portfolios — Class I:
Vista Fund - 1.40% series contract	36,829.210	16.424171	604,889
Vista Fund - 1.65% series contract	24,868.605	16.296198	405,264
Vista Fund - 1.70% series contract	1,349.852	16.270718	21,963
Vista Fund - 1.80% series contract	689.438	16.219699	11,182
American Century Variable Portfolios — Class II:
Large Company Value Fund - 1.40% series contract	66,250.868	12.393735	821,096
Large Company Value Fund - 1.50% series contract	29.661	12.354999	366
Large Company Value Fund - 1.65% series contract	8,088.217	12.297133	99,462
Mid Cap Value Fund - 1.40% series contract	15,275.580	12.944432	197,734
Mid Cap Value Fund - 1.65% series contract	7,237.048	12.843559	92,949
Ultra Fund - 1.40% series contract	4,484.021	11.842813	53,103
Ultra Fund - 1.65% series contract	1,634.783	11.750498	19,210
Calamos Advisors Trust:
Growth and Income Portfolio - 1.40% series contract	11,798.204	10.412111	122,844
Growth and Income Portfolio - 1.65% series contract	7,487.665	10.394396	77,830
Growth and Income Portfolio - 1.70% series contract	33.942	10.390856	353
Davis Variable Account Fund, Inc.:
Value Portfolio - 1.40% series contract	3,077.896	9.935864	30,582
Value Portfolio - 1.65% series contract	6,976.312	9.918961	69,198
Value Portfolio - 1.70% series contract	166.205	9.915583	1,648
Dreyfus Funds — Service Shares:
Socially Responsible Growth Fund, Inc. - 1.40% series contract	34,546.475	14.115350	487,636
Socially Responsible Growth Fund, Inc. - 1.65% series contract	1,187.634	13.924324	16,537
Socially Responsible Growth Fund, Inc. - 1.70% series contract	5,086.929	13.886525	70,640
Stock Index Fund, Inc. - 1.40% series contract	683,487.148	16.050344	10,970,204
Stock Index Fund, Inc. - 1.65% series contract	44,207.304	15.833169	699,942
Stock Index Fund, Inc. - 1.70% series contract	2,991.350	15.790177	47,234
Stock Index Fund, Inc. - 1.80% series contract	504.572	15.704157	7,924
Dreyfus Investment Porfolio — Initial Shares:
Technology Growth Portfolio - 1.40% series contract	19,936.665	12.085181	240,938
Technology Growth Portfolio - 1.65% series contract	2,478.201	11.990957	29,716
Technology Growth Portfolio - 1.70% series contract	71.012	11.972196	850
Dreyfus Investment Portfolio — Service Shares:
MidCap Stock Portfolio - 1.40% series contract	1,045.893	9.297957	9,725
MidCap Stock Portfolio - 1.65% series contract	332.877	9.282133	3,090
Dreyfus Variable Investment Fund — Initial Shares:
Money Market Portfolio - 1.40% series contract	205,259.591	1.062268	218,041
Money Market Portfolio - 1.65% series contract	77,484.981	1.048449	81,239
Money Market Portfolio - 1.70% series contract	13,204.982	1.046145	13,814
Money Market Portfolio - 1.80% series contract	3,866.813	1.040491	4,023
Dreyfus Variable Investment Fund — Service Shares:
Appreciation Portfolio - 1.40% series contract	38,008.940	14.516747	551,766
Appreciation Portfolio - 1.50% series contract	51.843	14.437897	749
Appreciation Portfolio - 1.65% series contract	9,580.515	14.320359	137,196
Appreciation Portfolio - 1.70% series contract	2,879.643	14.281454	41,125
Appreciation Portfolio - 1.80% series contract	551.244	14.203655	7,830
The accompanying notes are an integral part of these financial statements.

3

ANNUITY INVESTORS VARIABLE ACCOUNT C
STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
December 31, 2007

			Fair
	Units	Unit Value	Value
Net assets attributable to variable annuity contract holders (Note 2) (continued) :
Financial Investors Variable Insurance Trust — Class II:
Ibbotson Balanced ETF Asset Allocation Portfolio - 1.40% series contract	1,909.379	$10.093988	$19,273
Ibbotson Balanced ETF Asset Allocation Portfolio - 1.65% series contract	27,349.462	10.076808	275,595
Ibbotson Balanced ETF Asset Allocation Portfolio - 1.70% series contract	2,199.099	10.073382	22,152
Ibbotson Conservative ETF Asset Allocation Portfolio - 1.40% series contract	1,374.395	10.331779	14,200
Ibbotson Conservative ETF Asset Allocation Portfolio - 1.65% series contract	4,970.673	10.314202	51,269
Ibbotson Conservative ETF Asset Allocation Portfolio - 1.70% series contract	301.965	10.310689	3,113
Ibbotson Growth ETF Asset Allocation Portfolio - 1.40% series contract	11,716.344	9.994910	117,104
Ibbotson Growth ETF Asset Allocation Portfolio - 1.65% series contract	22,185.286	9.977900	221,363
Ibbotson Growth ETF Asset Allocation Portfolio - 1.70% series contract	20.690	9.974504	206
Ibbotson Income/Growth ETF Asset Allocation Portfolio - 1.40% series contract	6,469.193	10.193054	65,941
Ibbotson Income/Growth ETF Asset Allocation Portfolio - 1.65% series contract	4,852.637	10.175718	49,379
Ibbotson Income/Growth ETF Asset Allocation Portfolio - 1.70% series contract	353.244	10.172244	3,593
Franklin Templeton Variable Insurance Products Trust — Class II:
Foreign Securities Fund - 1.40% series contract	38,845.493	10.683643	415,011
Foreign Securities Fund - 1.65% series contract	2,109.606	10.665467	22,500
Foreign Securities Fund - 1.70% series contract	463.228	10.661837	4,939
Foreign Securities Fund - 1.80% series contract	256.933	10.654555	2,738
Janus Aspen Series — Service Shares:
Balanced Portfolio - 1.40% series contract	131,992.277	14.887467	1,965,031
Balanced Portfolio - 1.65% series contract	35,203.966	14.686041	517,007
Balanced Portfolio - 1.70% series contract	6,354.817	14.646164	93,074
Balanced Portfolio - 1.80% series contract	543.303	14.566355	7,914
International Growth Portfolio - 1.40% series contract	78,181.296	24.787670	1,937,932
International Growth Portfolio - 1.65% series contract	24,943.890	24.594600	613,485
International Growth Portfolio - 1.70% series contract	744.682	24.556181	18,287
International Growth Portfolio - 1.80% series contract	805.369	24.479230	19,715
Large Cap Growth Portfolio - 1.40% series contract	34,266.825	16.093765	551,482
Large Cap Growth Portfolio - 1.65% series contract	9,526.079	15.875990	151,236
Large Cap Growth Portfolio - 1.70% series contract	1,111.156	15.832866	17,593
Large Cap Growth Portfolio - 1.80% series contract	167.247	15.746602	2,634
Mid Cap Growth Portfolio - 1.40% series contract	20,941.698	22.684432	475,051
Mid Cap Growth Portfolio - 1.65% series contract	1,647.302	22.377517	36,863
Mid Cap Growth Portfolio - 1.70% series contract	31.635	22.316780	706
Mid Cap Growth Portfolio - 1.80% series contract	583.961	22.195241	12,961
INTECH Risk-Managed Core Portfolio - 1.40% series contract	8,397.567	12.820413	107,660
INTECH Risk-Managed Core Portfolio - 1.65% series contract	52.412	12.720488	667
Worldwide Growth Portfolio - 1.40% series contract	11,599.256	15.290105	177,354
Worldwide Growth Portfolio - 1.65% series contract	1,654.943	15.083186	24,962
Worldwide Growth Portfolio - 1.70% series contract	482.140	15.042227	7,252
Neuberger Berman Advisors Management Trust — Class S:
Fasciano Portfolio - 1.40% series contract	15,272.339	14.016051	214,058
Fasciano Portfolio - 1.65% series contract	749.534	13.826411	10,363
Fasciano Portfolio - 1.70% series contract	1,743.260	13.788830	24,038
Guardian Portfolio - 1.40% series contract	45,475.317	17.538603	797,574
Guardian Portfolio - 1.65% series contract	1,597.897	17.301285	27,646
Guardian Portfolio - 1.70% series contract	785.197	17.254314	13,548
Guardian Portfolio - 1.80% series contract	1,074.297	17.160312	18,435
Oppenheimer Variable Account Funds — Service Shares:
Balanced Fund - 1.40% series contract	45,706.236	15.441489	705,772
Balanced Fund - 1.65% series contract	25,972.261	15.232515	395,623
Balanced Fund - 1.70% series contract	758.260	15.191156	11,519
Balanced Fund - 1.80% series contract	1,456.119	15.108425	22,000
Capital Appreciation Fund - 1.40% series contract	31,444.936	16.403071	515,794
Capital Appreciation Fund - 1.50% series contract	46.824	16.313932	764
Capital Appreciation Fund - 1.65% series contract	12,976.760	16.181124	209,979
Capital Appreciation Fund - 1.70% series contract	1,038.765	16.137177	16,763
Capital Appreciation Fund - 1.80% series contract	1,009.105	16.049263	16,195
Global Securities Fund - 1.40% series contract	50,707.428	21.115403	1,070,708
Global Securities Fund - 1.50% series contract	37.689	21.000676	791
Global Securities Fund - 1.65% series contract	13,246.256	20.829743	275,916
Global Securities Fund - 1.70% series contract	1,139.421	20.773192	23,669
Global Securities Fund - 1.80% series contract	734.593	20.660063	15,177
Main Street Fund - 1.40% series contract	54,341.218	12.536531	681,250
Main Street Fund - 1.50% series contract	59.107	12.497365	739
Main Street Fund - 1.65% series contract	8,563.867	12.438810	106,524
Main Street Fund - 1.70% series contract	7.276	12.419384	90
Main Street Fund - 1.80% series contract	1,275.454	12.380440	15,791
Main Street Small Cap Fund - 1.40% series contract	66,017.342	18.926901	1,249,504
Main Street Small Cap Fund - 1.50% series contract	37.351	18.824004	703
Main Street Small Cap Fund - 1.65% series contract	11,779.335	18.670824	219,930
Main Street Small Cap Fund - 1.70% series contract	2,775.104	18.620164	51,673
Main Street Small Cap Fund - 1.80% series contract	4,453.973	18.518740	82,482
The accompanying notes are an integral part of these financial statements.

4

ANNUITY INVESTORS VARIABLE ACCOUNT C
STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
December 31, 2007

			Fair
	Units	Unit Value	Value
Net assets attributable to variable annuity contract holders (Note 2) (continued) :
Old Mutual Insurance Series Fund, Inc.:
Large Cap Growth Portfolio - 1.40% series contract	7,675.652	$16.424743	$126,071
Large Cap Growth Portfolio - 1.65% series contract	1,355.316	16.202495	21,960
Large Cap Growth Portfolio - 1.70% series contract	1,889.341	16.158508	30,529
Large Cap Growth Portfolio - 1.80% series contract	59.461	16.070477	956
Mid Cap Value Portfolio - 1.40% series contract	65,437.504	17.592387	1,151,202
Mid Cap Value Portfolio - 1.65% series contract	10,192.835	17.354321	176,890
Mid Cap Value Portfolio - 1.70% series contract	927.829	17.307213	16,058
Mid Cap Value Portfolio - 1.80% series contract	129.457	17.212947	2,228
Select Value Portfolio - 1.40% series contract	10,623.430	14.734090	156,527
Select Value Portfolio - 1.65% series contract	3,931.050	14.534736	57,137
Select Value Portfolio - 1.70% series contract	1,934.155	14.495294	28,036
PIMCO Variable Insurance Trust — Administrative Class:
High Yield Portfolio - 1.40% series contract	54,031.426	16.136017	871,852
High Yield Portfolio - 1.65% series contract	10,273.159	15.917666	163,525
High Yield Portfolio - 1.70% series contract	2,931.892	15.874438	46,542
High Yield Portfolio - 1.80% series contract	700.071	15.787991	11,053
Real Return Portfolio - 1.40% series contract	213,649.597	13.434606	2,870,298
Real Return Portfolio - 1.50% series contract	935.943	13.361565	12,506
Real Return Portfolio - 1.65% series contract	44,774.069	13.252800	593,382
Real Return Portfolio - 1.70% series contract	3,763.309	13.216799	49,739
Real Return Portfolio - 1.80% series contract	3,563.715	13.144768	46,844
Total Return Portfolio - 1.40% series contract	215,400.944	12.445605	2,680,795
Total Return Portfolio - 1.50% series contract	55.007	12.377951	681
Total Return Portfolio - 1.65% series contract	35,571.695	12.277186	436,720
Total Return Portfolio - 1.70% series contract	3,900.296	12.243842	47,755
Total Return Portfolio - 1.80% series contract	1,744.973	12.177148	21,249
Rydex Variable Trust:
Sector Rotation Fund - 1.40% series contract	49,728.009	18.872120	938,473
Sector Rotation Fund - 1.65% series contract	12,405.544	18.616787	230,951
Sector Rotation Fund - 1.70% series contract	2,312.366	18.566282	42,932
Van Kampen — The Universal Institutional Funds, Inc. — Class I:
Core Plus Fixed Income Portfolio - 1.40% series contract	34,425.801	11.946516	411,268
Core Plus Fixed Income Portfolio - 1.50% series contract	56.179	11.881576	667
Core Plus Fixed Income Portfolio - 1.65% series contract	5,024.787	11.784831	59,216
Core Plus Fixed Income Portfolio - 1.70% series contract	735.583	11.752827	8,645
Core Plus Fixed Income Portfolio - 1.80% series contract	1,191.365	11.688802	13,926
Mid-Cap Growth Portfolio - 1.40% series contract	10,772.671	11.249638	121,189
Mid-Cap Growth Portfolio - 1.65% series contract	1,208.483	11.230503	13,572
Mid-Cap Growth Portfolio - 1.70% series contract	47.730	11.226671	536
U.S. Mid Cap Value Portfolio - 1.40% series contract	119,378.348	21.258576	2,537,814
U.S. Mid Cap Value Portfolio - 1.50% series contract	19.127	21.143043	404
U.S. Mid Cap Value Portfolio - 1.65% series contract	21,998.732	20.970961	461,335
U.S. Mid Cap Value Portfolio - 1.70% series contract	1,208.847	20.914045	25,282
U.S. Mid Cap Value Portfolio - 1.80% series contract	431.572	20.800124	8,977
U.S. Real Estate Portfolio - 1.40% series contract	279,688.729	22.260722	6,226,073
U.S. Real Estate Portfolio - 1.65% series contract	27,962.469	21.959616	614,045
U.S. Real Estate Portfolio - 1.70% series contract	2,722.578	21.899994	59,624
U.S. Real Estate Portfolio - 1.80% series contract	166.492	21.780726	3,626
Value Portfolio - 1.40% series contract	203,973.007	16.645229	3,395,177
Value Portfolio - 1.50% series contract	21.309	16.554789	353
Value Portfolio - 1.65% series contract	51,959.336	16.420027	853,174
Value Portfolio - 1.70% series contract	1,630.733	16.375439	26,704
Value Portfolio - 1.80% series contract	1,006.284	16.286261	16,389
Wilshire Variable Insurance Trust:
2010 Moderate Fund - 1.40% series contract	9.791	10.031655	98
2010 Moderate Fund - 1.65% series contract	9.792	10.014603	98
2010 Moderate Fund - 1.70% series contract	914.082	10.011181	9,151
2015 Moderate Fund - 1.40% series contract	5,337.492	10.007599	53,415
2015 Moderate Fund - 1.65% series contract	1,481.423	9.990580	14,800
2015 Moderate Fund - 1.70% series contract	366.702	9.987179	3,662
2025 Moderate Fund - 1.40% series contract	4,252.455	9.970642	42,400
2025 Moderate Fund - 1.65% series contract	9.793	9.953669	97
2025 Moderate Fund - 1.70% series contract	15.411	9.950280	153
2035 Moderate Fund - 1.40% series contract	4,840.051	9.921001	48,018
2035 Moderate Fund - 1.65% series contract	11.180	9.904116	111
2045 Moderate Fund - 1.40% series contract	1,362.724	9.806456	13,363
2045 Moderate Fund - 1.65% series contract	11.179	9.789773	109

Net assets attributable to variable annuity contract holders			$63,996,142
The accompanying notes are an integral part of these financial statements.

5

ANNUITY INVESTORS VARIABLE ACCOUNT C
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2007

						Net Change
				Net Realized		in Unrealized		Net
				Gain (Loss)		Appreciation	Net	Increase
	Dividends from	Mortality and	Net	on Sale of	Realized	(Depreciation)	Gain (Loss)	(Decrease)
	Investments in	Expense Risk	Investment	Investments in	Gain	of Investments in	on Investments in	in Net Assets
	Portfolio Shares	Fee (Note 4)	Income (Loss)	Portfolio Shares	Distributions	Portfolio Shares	Portfolio Shares	from Operations
AIM Variable Insurance Funds — Series I Shares:
Core Equity Fund	$4,606	$5,564	$(958)	$3,310	$0	$20,020	$23,330	$22,372
Financial Services Fund	5,176	4,553	623	7,948	19,541	(103,341)	(75,852)	(75,229)
Global Health Care Fund	0	19,609	(19,609)	52,990	0	99,468	152,458	132,849
Small Cap Equity Fund (***)	175	4,299	(4,124)	(1,487)	11,710	(14,197)	(3,974)	(8,098)
Small Cap Growth Fund (**)	0	1,694	(1,694)	1,474	52,701	(32,108)	22,067	20,373
AIM Variable Insurance Funds — Series II Shares:
Capital Development Fund	0	19,245	(19,245)	24,070	113,169	(16,774)	120,465	101,220
Government Securities Fund	17,915	6,126	11,789	1,900	0	4,203	6,103	17,892
Mid Cap Core Equity Fund	224	6,233	(6,009)	4,744	6,743	22,436	33,923	27,914
Small Cap Equity Fund (**)	0	509	(509)	5,955	0	(1,856)	4,099	3,590
Utilities Fund	42,380	30,410	11,970	151,246	117,627	66,042	334,915	346,885
American Century Variable Portfolios — Class I:
Vista Fund	0	10,935	(10,935)	8,652	0	225,328	233,980	223,045
American Century Variable Portfolios — Class II:
Large Company Value Fund	1,719	6,371	(4,652)	18,896	423	(25,628)	(6,309)	(10,961)
Mid Cap Value Fund	1,516	4,239	(2,723)	7,884	2,704	(24,681)	(14,093)	(16,816)
Ultra Fund	0	955	(955)	723	0	11,554	12,277	11,322
Calamos Advisors Trust:
Growth and Income Portfolio (*)	902	490	412	(200)	7,630	(8,968)	(1,538)	(1,126)
Davis Variable Account Fund, Inc.:
Value Portfolio (*)	1,081	418	663	(411)	3,512	(4,427)	(1,326)	(663)
Dreyfus Funds — Service Shares:
Socially Responsible Growth Fund, Inc.	1,330	7,689	(6,359)	8,989	0	25,082	34,071	27,712
Stock Index Fund, Inc.	171,365	164,832	6,533	203,416	0	146,983	350,399	356,932
Dreyfus Investment Porfolio — Initial Shares:
Technology Growth Portfolio	0	3,246	(3,246)	2,762	0	27,716	30,478	27,232
Dreyfus Investment Portfolio — Service Shares:
MidCap Stock Portfolio (*)	0	57	(57)	(4)	0	(96)	(100)	(157)
Dreyfus Variable Investment Fund — Initial Shares:
Money Market Portfolio	11,006	3,821	7,185	0	0	0	0	7,185
Dreyfus Variable Investment Fund — Service Shares:
Appreciation Portfolio	9,840	11,122	(1,282)	31,224	0	8,243	39,467	38,185
Financial Investors Variable Insurance Trust — Class II
Ibbotson Balanced ETF Asset Allocation Portfolio (*)	0	946	(946)	(201)	0	1,220	1,019	73
Ibbotson Conservative ETF Asset Allocation Portfolio (*)	0	250	(250)	107	0	820	927	677
Ibbotson Growth ETF Asset Allocation Portfolio (*)	0	1,651	(1,651)	2,254	0	2,520	4,774	3,123
Ibbotson Income/Growth ETF Asset Allocation Portfolio (*)	0	367	(367)	134	0	84	218	(149)
Franklin Templeton Variable Insurance Products Trust — Class II:
Foreign Securities Fund (*)	27	535	(508)	(73)	62	5,885	5,874	5,366
Janus Aspen Series — Service Shares:
Balanced Portfolio	56,858	36,428	20,430	53,795	0	127,136	180,931	201,361
International Growth Portfolio	8,419	24,859	(16,440)	52,999	0	347,926	400,925	384,485
Large Cap Growth Portfolio	3,892	9,503	(5,611)	10,754	0	70,833	81,587	75,976
Mid Cap Growth Portfolio	288	5,665	(5,377)	8,035	1,960	68,053	78,048	72,671
INTECH Risk-Managed Core Portfolio	503	1,383	(880)	(468)	947	4,075	4,554	3,674
Worldwide Growth Portfolio	1,201	3,100	(1,899)	6,892	0	10,411	17,303	15,404
Neuberger Berman Advisors Management Trust — Class S:
Fasciano Portfolio	0	3,047	(3,047)	3,469	1,811	(5,178)	102	(2,945)
Guardian Portfolio	2,222	10,521	(8,299)	49,019	0	(6,736)	42,283	33,984
Oppenheimer Variable Account Funds — Service Shares:
Balanced Fund	25,320	16,961	8,359	7,501	87,122	(81,088)	13,535	21,894
Capital Appreciation Fund	61	10,260	(10,199)	19,117	0	64,923	84,040	73,841
Global Securities Fund	13,835	19,239	(5,404)	42,499	57,850	(45,068)	55,281	49,877
Main Street Fund	4,439	8,984	(4,545)	20,033	0	456	20,489	15,944
Main Street Small Cap Fund	2,157	21,911	(19,754)	36,860	46,667	(117,184)	(33,657)	(53,411)
Old Mutual Insurance Series Fund, Inc.:
Large Cap Growth Portfolio	251	2,456	(2,205)	1,660	0	27,596	29,256	27,051
Mid Cap Value Portfolio	0	20,836	(20,836)	(267,778)	937,634	(645,417)	24,439	3,603
Select Value Portfolio	3,061	3,980	(919)	16,623	0	(5,895)	10,728	9,809
PIMCO Variable Insurance Trust — Administrative Class:
High Yield Portfolio	80,000	16,947	63,053	(10,594)	0	(33,990)	(44,584)	18,469
Real Return Portfolio	175,879	55,625	120,254	(74,980)	9,023	273,931	207,974	328,228
Total Return Portfolio	77,008	24,130	52,878	(4,000)	0	65,423	61,423	114,301
Rydex Variable Trust:
Sector Rotation Fund	0	9,923	(9,923)	16,129	78,082	39,762	133,973	124,050
Van Kampen — The Universal Institutional Funds, Inc. — Class I:
Core Plus Fixed Income Portfolio	18,290	7,304	10,986	(784)	0	8,683	7,899	18,885
Mid-Cap Growth Portfolio (*)	0	599	(599)	11	64	10,837	10,912	10,313
U.S. Mid Cap Value Portfolio	20,074	45,192	(25,118)	22,296	310,823	(147,326)	185,793	160,675
U.S. Real Estate Portfolio	109,048	139,851	(30,803)	433,833	851,574	(3,204,007)	(1,918,600)	(1,949,403)
Value Portfolio	92,292	69,436	22,856	(47,199)	350,413	(587,392)	(284,178)	(261,322)
Wilshire Variable Insurance Trust:
2010 Moderate Fund (*)	17	40	(23)	(35)	7	(265)	(293)	(316)
2015 Moderate Fund (*)	310	396	(86)	(232)	222	578	568	482
2025 Moderate Fund (*)	131	164	(33)	2	107	(1,033)	(924)	(957)
2035 Moderate Fund (*)	17	246	(229)	1	57	(947)	(889)	(1,118)
2045 Moderate Fund (*)	0	72	(72)	0	34	(438)	(404)	(476)

Totals	$964,835	$885,224	$79,611	$931,760	$3,070,219	$(3,325,813)	$676,166	$755,777

The accompanying notes are an integral part of these financial statements.

Note: Year ended unless otherwise noted.

(*)	Period from May 1, 2007 (commencement of operations) to December 31, 2007.

(**)	Period from January 1, 2007 to April 30, 2007 (fund merged date).

(***)	Period from April 30, 2007 (commencement of operations) to December 31, 2007.

6

ANNUITY INVESTORS VARIABLE ACCOUNT C
STATEMENTS OF CHANGES IN NET ASSETS
For the Year Ended December 31, 2007

	Changes From Operations					Changes From Principal Transactions
				Net Change	Net
		Net Realized		in Unrealized	Increase			Net Transfers	Net Increase
		Gain (Loss)		Appreciation	(Decrease)			To (From)	(Decrease) in	Net
	Net	on Sale of	Realized	(Depreciation)	in Net	Contract		Subaccounts	Net Assets	Increase	Net Assets	Net Assets
	Investment	Investments in	Gain	of Investments in	Assets from	Purchase	Contract	and Fixed	From Principal	(Decrease)	Beginning	End
	Income (Loss)	Portfolio Shares	Distributions	Portfolio Shares	Operations	Payments	Redemptions	Accounts	Transactions	in Net Assets	of Period	of Period
AIM Variable Insurance Funds — Series I Shares:
Core Equity Fund	$(958)	$3,310	$0	$20,020	$22,372	$72,236	$22,327	$12,391	$62,300	$84,672	$329,312	$413,984
Financial Services Fund	623	7,948	19,541	(103,341)	(75,229)	77,450	24,560	(28,992)	23,898	(51,331)	298,564	247,233
Global Health Care Fund	(19,609)	52,990	0	99,468	132,849	165,685	61,857	(166,824)	(62,996)	69,853	1,256,998	1,326,851
Small Cap Equity Fund (***)	(4,124)	(1,487)	11,710	(14,197)	(8,098)	70,042	11,442	363,992	422,592	414,494	0	414,494
Small Cap Growth Fund (**)	(1,694)	1,474	52,701	(32,108)	20,373	9,943	2,406	(315,605)	(308,068)	(287,695)	287,695	0
AIM Variable Insurance Funds — Series II Shares:
Capital Development Fund	(19,245)	24,070	113,169	(16,774)	101,220	198,133	47,023	71,579	222,689	323,909	1,097,162	1,421,071
Government Securities Fund	11,789	1,900	0	4,203	17,892	88,235	37,462	102,341	153,114	171,006	322,794	493,800
Mid Cap Core Equity Fund	(6,009)	4,744	6,743	22,436	27,914	87,323	7,473	(5,647)	74,203	102,117	353,813	455,930
Small Cap Equity Fund (**)	(509)	5,955	0	(1,856)	3,590	16,896	19	(87,719)	(70,842)	(67,252)	67,252	0
Utilities Fund	11,970	151,246	117,627	66,042	346,885	860,350	105,142	(415,972)	339,236	686,121	1,568,144	2,254,265
American Century Variable Portfolios — Class I:
Vista Fund	(10,935)	8,652	0	225,328	223,045	243,763	19,928	145,245	369,080	592,125	451,173	1,043,298
American Century Variable Portfolios — Class II:
Large Company Value Fund	(4,652)	18,896	423	(25,628)	(10,961)	122,311	35,303	463,141	550,149	539,188	381,736	920,924
Mid Cap Value Fund	(2,723)	7,884	2,704	(24,681)	(16,816)	117,256	28,169	(8,987)	80,100	63,284	227,399	290,683
Ultra Fund	(955)	723	0	11,554	11,322	8,517	250	(2,856)	5,411	16,733	55,580	72,313
Calamos Advisors Trust:
Growth and Income Portfolio (*)	412	(200)	7,630	(8,968)	(1,126)	88,771	1,865	115,247	202,153	201,027	0	201,027
Davis Variable Account Fund, Inc.:
Value Portfolio (*)	663	(411)	3,512	(4,427)	(663)	96,920	50	5,221	102,091	101,428	0	101,428
Dreyfus Funds - Service Shares:
Socially Responsible Growth Fund, Inc.	(6,359)	8,989	0	25,082	27,712	141,328	25,367	(10,428)	105,533	133,245	441,568	574,813
Stock Index Fund, Inc.	6,533	203,416	0	146,983	356,932	2,603,233	589,570	(553,925)	1,459,738	1,816,670	9,908,634	11,725,304
Dreyfus Investment Porfolio — Initial Shares:
Technology Growth Portfolio	(3,246)	2,762	0	27,716	27,232	72,680	15,054	3,860	61,486	88,718	182,786	271,504
Dreyfus Investment Portfolio — Service Shares:
MidCap Stock Portfolio (*)	(57)	(4)	0	(96)	(157)	12,775	0	197	12,972	12,815	0	12,815
Dreyfus Variable Investment Fund — Initial Shares:
Money Market Portfolio	7,185	0	0	0	7,185	82,341	6,168	32,071	108,244	115,429	201,688	317,117
Dreyfus Variable Investment Fund — Service Shares:
Appreciation Portfolio	(1,282)	31,224	0	8,243	38,185	130,869	78,471	(50,478)	1,920	40,105	698,561	738,666
Financial Investors Variable Insurance Trust - Class II
Ibbotson Balanced ETF Asset Allocation Portfolio (*)	(946)	(201)	0	1,220	73	80,300	601	237,248	316,947	317,020	0	317,020
Ibbotson Conservative ETF Asset Allocation Portfolio (*)	(250)	107	0	820	677	52,410	20	15,515	67,905	68,582	0	68,582
Ibbotson Growth ETF Asset Allocation Portfolio (*)	(1,651)	2,254	0	2,520	3,123	179,702	0	155,848	335,550	338,673	0	338,673
Ibbotson Income/Growth ETF Asset Allocation Portfolio (*)	(367)	134	0	84	(149)	66,026	4,428	57,464	119,062	118,913	0	118,913
Franklin Templeton Variable Insurance Products Trust — Class II:
Foreign Securities Fund (*)	(508)	(73)	62	5,885	5,366	32,282	13,174	420,714	439,822	445,188	0	445,188
Janus Aspen Series - Service Shares:
Balanced Portfolio	20,430	53,795	0	127,136	201,361	365,125	191,550	(39,684)	133,891	335,252	2,247,774	2,583,026
International Growth Portfolio	(16,440)	52,999	0	347,926	384,485	782,733	36,353	519,899	1,266,279	1,650,764	938,655	2,589,419
Large Cap Growth Portfolio	(5,611)	10,754	0	70,833	75,976	124,473	28,815	27,403	123,061	199,037	523,908	722,945
Mid Cap Growth Portfolio	(5,377)	8,035	1,960	68,053	72,671	88,412	13,282	92,151	167,281	239,952	285,629	525,581
INTECH Risk-Managed Core Portfolio	(880)	(468)	947	4,075	3,674	31,248	4,834	(315)	26,099	29,773	78,554	108,327
Worldwide Growth Portfolio	(1,899)	6,892	0	10,411	15,404	30,339	10,893	(20,236)	(790)	14,614	194,954	209,568
Neuberger Berman Advisors Management Trust - Class S:
Fasciano Portfolio	(3,047)	3,469	1,811	(5,178)	(2,945)	41,206	10,233	3,550	34,523	31,578	216,881	248,459
Guardian Portfolio	(8,299)	49,019	0	(6,736)	33,984	170,082	41,634	23,441	151,889	185,873	671,330	857,203
Oppenheimer Variable Account Funds — Service Shares:
Balanced Fund	8,359	7,501	87,122	(81,088)	21,894	238,374	140,164	(20,518)	77,692	99,586	1,035,328	1,134,914
Capital Appreciation Fund	(10,199)	19,117	0	64,923	73,841	130,843	41,694	(27,871)	61,278	135,119	624,376	759,495
Global Securities Fund	(5,404)	42,499	57,850	(45,068)	49,877	288,518	97,110	(68,158)	123,250	173,127	1,213,134	1,386,261
Main Street Fund	(4,545)	20,033	0	456	15,944	176,681	52,084	170,060	294,657	310,601	493,793	804,394
Main Street Small Cap Fund	(19,754)	36,860	46,667	(117,184)	(53,411)	360,772	71,743	76,758	365,787	312,376	1,291,916	1,604,292
Old Mutual Insurance Series Fund, Inc.:
Large Cap Growth Portfolio	(2,205)	1,660	0	27,596	27,051	8,130	4,178	2,512	6,464	33,515	146,001	179,516
Mid Cap Value Portfolio	(20,836)	(267,778)	937,634	(645,417)	3,603	220,483	133,814	(97,435)	(10,766)	(7,163)	1,353,541	1,346,378
Select Value Portfolio	(919)	16,623	0	(5,895)	9,809	25,142	23,330	(37,906)	(36,094)	(26,285)	267,985	241,700
PIMCO Variable Insurance Trust — Administrative Class:
High Yield Portfolio	63,053	(10,594)	0	(33,990)	18,469	237,860	103,475	(188,589)	(54,204)	(35,735)	1,128,707	1,092,972
Real Return Portfolio	120,254	(74,980)	9,023	273,931	328,228	296,913	295,090	(938,669)	(936,846)	(608,618)	4,181,387	3,572,769
Total Return Portfolio	52,878	(4,000)	0	65,423	114,301	329,633	154,511	1,490,308	1,665,430	1,779,731	1,407,469	3,187,200
Rydex Variable Trust:
Sector Rotation Fund	(9,923)	16,129	78,082	39,762	124,050	212,559	38,789	411,263	585,033	709,083	503,273	1,212,356
Van Kampen — The Universal Institutional Funds, Inc. — Class I:
Core Plus Fixed Income Portfolio	10,986	(784)	0	8,683	18,885	70,839	31,089	(39,938)	(188)	18,697	475,025	493,722
Mid-Cap Growth Portfolio (*)	(599)	11	64	10,837	10,313	27,848	25	97,161	124,984	135,297	0	135,297
U.S. Mid Cap Value Portfolio	(25,118)	22,296	310,823	(147,326)	160,675	778,096	137,275	(387,766)	253,055	413,730	2,620,082	3,033,812
U.S. Real Estate Portfolio	(30,803)	433,833	851,574	(3,204,007)	(1,949,403)	2,396,055	688,599	(1,490,321)	217,135	(1,732,268)	8,635,636	6,903,368
Value Portfolio	22,856	(47,199)	350,413	(587,392)	(261,322)	1,799,157	285,993	(424,683)	1,088,481	827,159	3,464,638	4,291,797
Wilshire Variable Insurance Trust:
2010 Moderate Fund (*)	(23)	(35)	7	(265)	(316)	196	5,613	15,080	9,663	9,347	0	9,347
2015 Moderate Fund (*)	(86)	(232)	222	578	482	96,256	19	(24,842)	71,395	71,877	0	71,877
2025 Moderate Fund (*)	(33)	2	107	(1,033)	(957)	38,422	0	5,185	43,607	42,650	0	42,650
2035 Moderate Fund (*)	(229)	1	57	(947)	(1,118)	13,564	0	35,683	49,247	48,129	0	48,129
2045 Moderate Fund (*)	(72)	0	34	(438)	(476)	3,108	0	10,840	13,948	13,472	0	13,472

Totals	$79,611	$931,760	$3,070,219	$(3,325,813)	$755,777	$15,160,844	$3,780,318	$(270,996)	$11,109,530	$11,865,307	$52,130,835	$63,996,142

The accompanying notes are an integral part of these financial statements.

Note: Year ended unless otherwise noted.

(*)	Period from May 01, 2007 (commencement of operations) to December 31, 2007.

(**)	Period from January 01, 2007 to April 30, 2007 (fund merged date).

(***)	Period from April 30, 2007 (commencement of operations) to December 31, 2007.

7

ANNUITY INVESTORS VARIABLE ACCOUNT C
STATEMENTS OF CHANGES IN NET ASSETS
For the Year Ended December 31, 2006

	Changes From Operations					Changes From Principal Transactions
				Net Change	Net
		Net Realized		in Unrealized	Increase			Net Transfers	Net Increase
		Gain (Loss)		Appreciation	(Decrease)			To (From)	(Decrease) in	Net
	Net	on Sale of	Realized	(Depreciation)	in Net	Contract		Subaccounts	Net Assets	Increase	Net Assets	Net Assets
	Investment	Investments in	Gain	of Investments in	Assets from	Purchase	Contract	and Fixed	From Principal	(Decrease)	Beginning	End
	Income (Loss)	Portfolio Shares	Distributions	Portfolio Shares	Operations	Payments	Redemptions	Accounts	Transactions	in Net Assets	of Period	of Period
AIM Variable Investment Funds, Inc. — Series I Shares:
Core Equity Fund (*)	$(1,171)	$140	$0	$25,719	$24,688	$37,998	$6,336	$272,962	$304,624	$329,312	$0	$329,312
Core Stock Fund (**)	1,717	30,708	0	(17,150)	15,275	19,608	1,603	(280,126)	(262,121)	(246,846)	246,846	0
Financial Services Fund	930	1,432	1,682	31,278	35,322	105,809	9,786	7,464	103,487	138,809	159,755	298,564
Global Health Care Fund	(13,430)	7,759	0	46,395	40,724	361,260	32,744	426,645	755,161	795,885	461,113	1,256,998
Small Cap Growth Fund	(4,555)	31,656	0	10,955	38,056	73,459	23,419	(148,532)	(98,492)	(60,436)	348,131	287,695
AIM Variable Investment Funds, Inc. — Series II Shares:
Capital Development Fund	(3,930)	3,647	5,944	27,352	33,013	70,182	8,351	802,953	864,784	897,797	199,365	1,097,162
Government Securities Fund	7,692	(1,480)	0	(385)	5,827	116,519	36,060	(24,372)	56,087	61,914	260,880	322,794
Mid Cap Core Equity Fund	(1,889)	4,582	34,406	(10,617)	26,482	121,362	21,531	3,108	102,939	129,421	224,392	353,813
Small Cap Equity Fund II	(414)	119	2,636	1,366	3,707	46,354	367	9,621	55,608	59,315	7,937	67,252
Utilities Fund	33,810	16,225	30,242	153,594	233,871	616,025	44,374	540,586	1,112,237	1,346,108	222,036	1,568,144
American Century Variable Portfolios — Class I:
Vista Fund	(2,396)	799	328	11,809	10,540	179,871	237	208,009	387,643	398,183	52,990	451,173
American Century Variable Portfolios — Class II:
Large Company Value Fund	(3,279)	266	292	41,898	39,177	122,605	4,453	175,813	293,965	333,142	48,594	381,736
Mid Cap Value Fund	(1,685)	1,300	7,343	24,519	31,477	60,554	2,107	3,686	62,133	93,610	133,789	227,399
Ultra Fund	(863)	(161)	0	(2,199)	(3,223)	10,955	0	(12,122)	(1,167)	(4,390)	59,970	55,580
Dreyfus Funds - Service Shares:
Socially Responsible Growth Fund, Inc.	(5,137)	5,165	0	27,673	27,701	166,633	16,127	(11,961)	138,545	166,246	275,322	441,568
Stock Index Fund, Inc.	1,703	334,058	0	792,774	1,128,535	2,989,654	511,836	(1,720,084)	757,734	1,886,269	8,022,365	9,908,634
Dreyfus Investment Porfolio — Initial Shares:
Technology Growth Portfolio	(185)	41	0	118	(26)	12,842	0	164,802	177,644	177,618	5,168	182,786
Dreyfus Variable Investment Fund — Service Shares:
Appreciation Portfolio	(1,072)	11,364	0	74,864	85,156	107,662	42,389	11,863	77,136	162,292	536,269	698,561
Dreyfus Variable Investment Fund — Initial Shares:
Money Market Portfolio	7,863	0	0	0	7,863	70,919	14,515	(37,172)	19,232	27,095	174,593	201,688
Janus Aspen Series - Service Shares:
Balanced Portfolio	10,173	46,174	0	119,165	175,512	374,105	230,718	(49,212)	94,175	269,687	1,978,087	2,247,774
International Growth Portfolio	3,876	42,881	0	125,303	172,060	413,753	13,177	237,581	638,157	810,217	128,438	938,655
Large Cap Growth Portfolio	(5,203)	2,249	0	44,268	41,314	134,002	6,036	(7,858)	120,108	161,422	362,486	523,908
Mid Cap Growth Portfolio	(3,393)	10,113	0	21,060	27,780	95,493	5,152	(14,762)	75,579	103,359	182,270	285,629
INTECH Risk-Managed Core Portfolio	(808)	(70)	6,191	540	5,853	21,042	0	(361)	20,681	26,534	52,020	78,554
Worldwide Growth Portfolio	319	1	0	25,526	25,846	29,467	12,393	(7,394)	9,680	35,526	159,428	194,954
Neuberger Berman Advisors Management Trust — Class S:
Fasciano Portfolio	(2,914)	4,262	5,327	504	7,179	40,340	15,205	745	25,880	33,059	183,822	216,881
Guardian Portfolio	(3,056)	5,365	0	49,018	51,327	157,910	7,716	179,603	329,797	381,124	290,206	671,330
Oppenheimer Variable Account Funds — Service Shares:
Balanced Fund	2,513	4,437	39,522	35,575	82,047	256,535	85,548	(11,350)	159,637	241,684	793,644	1,035,328
Capital Appreciation Fund	(8,089)	24,406	0	15,565	31,882	137,917	41,710	(102,518)	(6,311)	25,571	598,805	624,376
Global Securities Fund	(7,583)	39,603	42,438	54,816	129,274	326,133	124,919	196,770	397,984	527,258	685,876	1,213,134
Main Street Fund	(2,533)	5,833	0	47,080	50,380	172,327	33,976	38,750	177,101	227,481	266,312	493,793
Main Street Small Cap Fund	(16,003)	20,582	28,826	86,010	119,415	303,576	94,114	121,170	330,632	450,047	841,869	1,291,916
Old Mutual Insurance Series Fund, Inc.:
Columbus Technology & Communications Portfolio (***)	(2,432)	31,540	0	(24,808)	4,300	31,004	12,457	(189,557)	(171,010)	(166,710)	166,710	0
Large Cap Growth Portfolio	(2,096)	3,522	0	4,283	5,709	13,417	3,016	(9,890)	511	6,220	139,781	146,001
Mid Cap Value Portfolio	(15,206)	28,956	64,526	37,721	115,997	180,949	88,803	(61,952)	30,194	146,191	1,207,350	1,353,541
Select Value Portfolio	132	1,197	0	47,895	49,224	33,850	6,265	(2,034)	25,551	74,775	193,210	267,985
PIMCO Variable Insurance Trust — Administrative Class:
High Yield Portfolio	54,173	2,360	0	14,809	71,342	161,819	174,320	100,760	88,259	159,601	969,106	1,128,707
Real Return Portfolio	119,167	(245)	111,559	(268,443)	(37,962)	1,402,927	514,768	(1,522,490)	(634,331)	(672,293)	4,853,680	4,181,387
Total Return Portfolio	39,317	(2,052)	7,543	(13,353)	31,455	298,712	69,815	(183,297)	45,600	77,055	1,330,414	1,407,469
Rydex Variable Trust:
Sector Rotation Fund	(5,732)	4,735	23,739	15,872	38,614	188,821	9,106	26,521	206,236	244,850	258,423	503,273
Van Kampen — The Universal Institutional Funds, Inc. — Class I:
Core Plus Fixed Income Portfolio	13,863	(1,354)	2,808	(4,944)	10,373	97,469	109,649	13,966	1,786	12,159	462,866	475,025
U.S. Mid Cap Value Portfolio	(20,232)	39,607	254,178	43,039	316,592	1,071,768	126,553	813,214	1,758,429	2,075,021	545,061	2,620,082
U.S. Real Estate Portfolio	(17,425)	182,213	409,724	1,279,604	1,854,116	2,773,176	528,867	968,315	3,212,624	5,066,740	3,568,896	8,635,636
Value Portfolio	7,500	4,601	237,974	95,436	345,511	1,461,504	125,323	452,728	1,788,909	2,134,420	1,330,218	3,464,638
Wells Fargo Advantage Variable Trust:
Discovery Fund II (***)	(2,966)	48,328	0	(21,209)	24,153	29,283	3,681	(214,776)	(189,174)	(165,021)	165,021	0
Opportunity Fund II (***)	(10,241)	75,254	74,406	(63,566)	75,853	89,846	45,910	(773,163)	(729,227)	(653,374)	653,374	0

Totals	$138,830	$1,072,118	$1,391,634	$3,006,729	$5,609,311	$15,587,416	$3,265,432	$392,652	$12,714,636	$18,323,947	$33,806,888	$52,130,835

The accompanying notes are an integral part of these financial statements.

Note: Year ended unless otherwise noted.

(*)	Period from April 28, 2006 (commencement of operations) to December 31, 2006.

(**)	Period from January 1, 2006 to April 28, 2006 (fund close date).

(***)	Period from January 1, 2006 to December 29, 2006 (fund close date initiated December 27, 2006 and completed December 29, 2006).

8

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS
December 31, 2007
(1)	ORGANIZATION
Annuity Investors Variable Account C (the “Account”) is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account was established on November 7, 2001 and commenced operations on August 1, 2002 as a segregated investment account for individual variable annuity contracts, which are registered under the Securities Act of 1933. The operations of the Account are included in the operations of Annuity Investors Life Insurance Company (the “Company”) pursuant to the provisions of the Ohio Insurance Code. The Company is an indirect wholly-owned subsidiary of Great American Financial Resources, Inc., (“GAFRI”), a financial services holding company wholly-owned by American Financial Group, Inc. The Company is licensed in 48 states.

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the Company’s other assets and liabilities. The portion of the Account’s assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

At December 31, 2007 and for the two year period then ended unless otherwise noted, the following investment options, each representing a sub-account of the Account, were available:
     AIM Variable Insurance Funds, Inc. – Series I Shares:
•	Core Equity Fund

•	Financial Services Fund

•	Global Health Care Fund

•	Small Cap Equity Fund
     AIM Variable Investment Funds, Inc. – Series II Shares:
•	Capital Development Fund

•	Government Securities Fund

•	Mid Cap Core Equity Fund

•	Utilities Fund
     American Century Variable Portfolios – Class I:
•	Vista Fund
     American Century Variable Portfolios – Class II:
•	Large Company Value Fund

•	Mid Cap Value Fund

•	Ultra Fund
     Calamos Advisors Trust:
•	Growth and Income Portfolio
     Davis Variable Account Fund, Inc.:
•	Value Portfolio
     Dreyfus Funds – Service Shares:
•	Socially Responsible Growth Fund, Inc.

•	Stock Index Fund, Inc.
     Dreyfus Investment Portfolio – Initial Shares:
•	Technology Growth Portfolio
     Dreyfus Investment Portfolio – Service Shares:
•	MidCap Stock Portfolio
     Dreyfus Variable Investment Fund – Initial Shares:
•	Money Market Portfolio
     Dreyfus Variable Investment Fund – Service Shares:
•	Appreciation Portfolio

9

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(1)	ORGANIZATION — Continued
     Financial Investors Variable Insurance Trust – Class II:
•	Ibbotson Balanced ETF Asset Allocation Portfolio

•	Ibbotson Conservative ETF Asset Allocation Portfolio

•	Ibbotson Growth ETF Asset Allocation Portfolio

•	Ibbotson Income/Growth ETF Asset Allocation Portfolio
     Franklin Templeton Variable Insurance Products Trust – Class II:
•	Foreign Securities Fund
     Janus Aspen Series – Service Shares:
•	Balanced Portfolio

•	International Growth Portfolio

•	Large Cap Growth Portfolio

•	Mid Cap Growth Portfolio

•	INTECH Risk-Managed Core Portfolio

•	Worldwide Growth Portfolio
     Neuberger Berman Advisors Management Trust – Class S:
•	Fasciano Portfolio

•	Guardian Portfolio
     Oppenheimer Variable Account Funds – Service Shares:
•	Balanced Fund

•	Capital Appreciation Fund

•	Global Securities Fund

•	Main Street Fund

•	Main Street Small Cap Fund
     Old Mutual Insurance Series Fund, Inc.:
•	Large Cap Growth Portfolio

•	Mid Cap Value Portfolio

•	Select Value Portfolio
     PIMCO Variable Insurance Trust – Administrative Class:
•	High Yield Portfolio

•	Real Return Portfolio

•	Total Return Portfolio
     Rydex Variable Trust:
•	Sector Rotation Fund
     Van Kampen – The Universal Institutional Funds, Inc. – Class I:
•	Core Plus Fixed Income Portfolio

•	Mid-Cap Growth Portfolio

•	U.S. Mid Cap Value Portfolio

•	U.S. Real Estate Portfolio

•	Value Portfolio
     Wilshire Variable Insurance Trust:
•	2010 Moderate Fund

•	2015 Moderate Fund

•	2025 Moderate Fund

•	2035 Moderate Fund

•	2045 Moderate Fund

10

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS – CONTINUED
(1)	ORGANIZATION — Continued
The following funds were added to the Account effective May 1, 2007: Calamos Advisors Trust Growth and Income Portfolio; Davis Variable Account Fund, Inc. Value Portfolio; Dreyfus Investment Portfolio – Service Shares MidCap Stock Portfolio; Financial Investors Variable Insurance Trust – Class II Ibbotson Balanced ETF Asset Allocation Portfolio; Financial Investors Variable Insurance Trust – Class II Ibbotson Conservative ETF Asset Allocation Portfolio; Financial Investors Variable Insurance Trust – Class II Ibbotson Growth ETF Asset Allocation Portfolio; Financial Investors Variable Insurance Trust – Class II Ibbotson Income/Growth ETF Asset Allocation Portfolio; Franklin Templeton Variable Insurance Products Trust – Class II Foreign Securities Fund; Van Kampen – The Universal Institutional Funds, Inc. – Class I Mid-Cap Growth Portfolio; Wilshire Variable Insurance Trust 2010 Moderate Fund; Wilshire Variable Insurance Trust 2015 Moderate Fund; Wilshire Variable Insurance Trust 2025 Moderate Fund; Wilshire Variable Insurance Trust 2035 Moderate Fund; Wilshire Variable Insurance Trust 2045 Moderate Fund.

AIM Variable Insurance Funds – Series I Shares Small Cap Growth Fund sub-account was merged into the AIM Variable Insurance Funds – Series I Shares Small Cap Equity Fund sub-account on April 30, 2007 by AIM Variable Insurance Funds.

AIM Variable Insurance Funds – Series II Shares Small Cap Equity Fund sub-account was merged into the AIM Variable Insurance Funds – Series I Shares Small Cap Equity fund sub-account on April 30, 2007 by the Company.

AIM Variable Investment Funds, Inc. Core Stock Fund sub-account was merged into the AIM Variable Investment Funds, Inc. Core Equity Fund sub-account on April 28, 2006 by AIM Variable Investment Funds, Inc.

The following sub-account’s close was initiated on December 27, 2006 and completed on December 29, 2006: Old Mutual Insurance Series Fund, Inc. Columbus Technology & Communications Portfolio, Wells Fargo Advantage Variable Trust Discovery Fund II and Wells Fargo Advantage Variable Trust Opportunity Fund II.

Janus Aspen Series – Service Shares Growth Portfolio’s name changed to Janus Aspen Series – Service Shares Large Cap Growth Portfolio and Van Kampen – The Universal Institutional Funds, Inc. – Class I Mid Cap Value Portfolio’s name changed to Van Kampen – The Universal Institutional Funds, Inc. – Class I U.S. Mid Cap Value Portfolio. Janus Aspen Series – Service Shares Risk Managed Core Portfolio’s name changed to Janus Aspen Series – Service Shares INTECH Risk-Managed Core Portfolio.
(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

11

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS – CONTINUED
(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
Investments

Investments are stated at the net asset values of the respective portfolios, which present their investment securities at fair value at the end of each business day of the New York Stock Exchange, with the exception of business holidays. Investment transactions are accounted for on the trade date (the date the order to buy or sell is executed). Income for dividends is recorded on the ex-dividend date. The cost of investments sold is determined on a first-in, first-out basis. The Account does not hold any investments that are restricted as to resale.

Net investment income (loss), net realized gains (losses) and unrealized appreciation (depreciation) on investments are allocated to the contracts on each valuation date based on each contract’s pro rata share of the assets of the Account as of the beginning of the valuation date.

Federal Income Taxes

No provision for federal income taxes has been made in the accompanying financial statements as the operations of the Account are included in the total operations of the Company, which is treated as a life insurance company for federal income tax purposes under Subchapter L of the Internal Revenue Code. Net investment income (loss) and realized gains (losses) will be retained in the Account and will not be taxable until received by the contract owner or beneficiary in the form of annuity payments or other distributions.

Net Assets Attributable to Variable Annuity Contract Holders

The variable annuity contract reserves are comprised of net contract purchase payments less redemptions and benefits. These reserves are adjusted daily for the net investment income (loss), net realized gain (loss) and unrealized appreciation (depreciation) on investments.

12

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(3)	PURCHASES AND SALES OF INVESTMENT IN PORTFOLIO SHARES
The aggregate cost of purchases and proceeds from sales of investments in all portfolio shares for the period ended December 31, 2007, are as follows:

	2007
	Cost of	Proceeds
	Purchases	from Sales
AIM Variable Insurance Funds — Series I Shares:
Core Equity Fund	$85,365	$24,022
Financial Services Fund	94,684	50,622
Global Health Care Fund	129,585	212,188
Small Cap Equity Fund	497,025	66,846
Small Cap Growth Fund	65,184	322,244
AIM Variable Insurance Funds — Series II Shares:
Capital Development Fund	384,768	68,155
Government Securities Fund	623,427	458,524
Mid Cap Core Equity Fund	97,262	22,326
Small Cap Equity Fund	19,591	90,942
Utilities Fund	1,062,093	593,262
American Century Variable Portfolios — Class I:
Vista Fund	387,461	29,316
American Century Variable Portfolios — Class II:
Large Company Value Fund	655,918	109,999
Mid Cap Value Fund	118,240	38,159
Ultra Fund	8,988	4,530
Calamos Advisors Trust:
Growth and Income Portfolio	221,416	11,220
Davis Variable Account Fund, Inc.:
Value Portfolio	111,685	5,420
Dreyfus Funds — Service Shares:
Socially Responsible Growth Fund, Inc.	129,765	30,592
Stock Index Fund, Inc.	2,386,358	920,088
Dreyfus Investment Porfolio — Initial Shares:
Technology Growth Portfolio	78,599	20,357
Dreyfus Investment Portfolio — Service Shares:
MidCap Stock Portfolio	12,977	63
Dreyfus Variable Investment Fund — Initial Shares:
Money Market Portfolio	218,704	103,273
Dreyfus Variable Investment Fund — Service Shares:
Appreciation Portfolio	129,349	128,709
Financial Investors Variable Insurance Trust — Class II:
Ibbotson Balanced ETF Asset Allocation Portfolio	322,583	6,582
Ibbotson Conservative ETF Asset Allocation Portfolio	80,582	12,925
Ibbotson Growth ETF Asset Allocation Portfolio	409,210	75,310
Ibbotson Income/Growth ETF Asset Allocation Portfolio	122,581	3,885
Franklin Templeton Variable Insurance Products Trust — Class II:
Foreign Securities Fund	446,085	6,709
Janus Aspen Series — Service Shares:
Balanced Portfolio	376,098	221,778
International Growth Portfolio	1,424,837	174,998
Large Cap Growth Portfolio	156,394	38,943
Mid Cap Growth Portfolio	184,729	20,866
INTECH Risk-Managed Core Portfolio	32,391	6,226
Worldwide Growth Portfolio	29,446	32,134
Neuberger Berman Advisors Management Trust — Class S:
Fasciano Portfolio	47,896	14,608
Guardian Portfolio	329,574	185,983
Oppenheimer Variable Account Funds — Service Shares:
Balanced Fund	411,609	238,437
Capital Appreciation Fund	154,327	103,250
Global Securities Fund	409,221	233,525
Main Street Fund	378,844	88,732
Main Street Small Cap Fund	531,389	138,689
Old Mutual Insurance Series Fund, Inc.:
Large Cap Growth Portfolio	9,556	5,298
Mid Cap Value Portfolio	1,125,322	219,295
Select Value Portfolio	26,693	63,707
PIMCO Variable Insurance Trust — Administrative Class:
High Yield Portfolio	477,670	468,824
Real Return Portfolio	424,070	1,231,638
Total Return Portfolio	1,920,363	202,056
Rydex Variable Trust:
Sector Rotation Fund	706,646	53,454
Van Kampen — The Universal Institutional Funds, Inc. — Class I:
Core Plus Fixed Income Portfolio	110,348	99,548
Mid-Cap Growth Portfolio	124,871	422
U.S. Mid Cap Value Portfolio	1,238,943	700,185
U.S. Real Estate Portfolio	3,356,758	2,318,852
Value Portfolio	2,435,371	973,622
Wilshire Variable Insurance Trust:
2010 Moderate Fund	15,308	5,659
2015 Moderate Fund	106,674	35,142
2025 Moderate Fund	43,806	123
2035 Moderate Fund	49,167	91
2045 Moderate Fund	13,949	37

Total	$25,551,755	$11,292,390

13

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(4)	DEDUCTIONS AND EXPENSES
Although periodic annuitization payments to contract owners vary according to the investment performance of the sub-accounts, such payments are not affected by mortality or expense experience because the Company assumes the mortality and expense risks under the contracts.

The mortality risk assumed by the Company results from the life annuity payment option in the contracts, in which the Company agrees to make annuity payments regardless of how long a particular annuitant or other payee lives. The annuity payments are determined in accordance with annuity purchase rate provisions established at the time the contracts are issued. Based on the actuarial determination of expected mortality, the Company is required to fund any deficiency in the annuity payment reserves from its general account assets.

The expense risk assumed by the Company is the risk that the deductions for sales and administrative expenses may prove insufficient to cover the actual sales and administrative expenses. In connection with certain contracts in which the Company incurs reduced sales and servicing expenses, such as contracts offered to active employees of the Company or any of its subsidiaries and/or affiliates, the Company may offer enhanced contracts. Under each contract, the Company deducts a fee from the Account each day for assuming the mortality and expense risks. These fees are equal on an annual basis to a percentage of the daily value of the total investments of the Account. The following schedule lists aggregate fees deducted by contract type for the year ended December 31, 2007:

1.80% Series Contracts	$7,219
1.70% Series Contracts	17,672
1.65% Series Contracts	153,076
1.50% Series Contracts	280
1.40% Series Contracts	706,977

$885,224

Pursuant to an administrative agreement between GAFRI and the Company, GAFRI subsidiaries provide sales and administrative services to the Company and the Account. The Company may deduct a percentage of purchase payments surrendered to cover sales expenses. The percentage ranges from 0% to a maximum of 7.0% depending on the product and based upon the number of years the purchase payment has been held.

In addition, the Company may deduct units from contracts annually and upon full surrender to cover an administrative fee of $30 per contract. These fees totaled $11,280 for the year ended December 31, 2007.
(5)	OTHER TRANSACTIONS WITH AFFILIATES
Great American Advisors, Inc., an affiliate of the Company, is the principal underwriter and performs all variable annuity sales functions on behalf of the Company.

14

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(6)	CHANGES IN UNITS OUTSTANDING

	Units			Units
	Outstanding	Units	Units	Outstanding
	1/1/2007	Purchased	Redeemed	12/31/2007
AIM Variable Investment Funds, Inc. — Series I Shares:
Core Equity Fund - 1.40% series contract	24,249.711	7,483.568	1,337.020	30,396.259
Core Equity Fund - 1.65% series contract	5,335.560	298.195	1,073.869	4,559.886
Core Equity Fund - 1.70% series contract	295.955	0.000	0.000	295.955
Core Equity Fund - 1.80% series contract	585.856	105.423	0.000	691.279
Financial Services Fund - 1.40% series contract	13,322.414	3,964.618	2,465.190	14,821.842
Financial Services Fund - 1.65% series contract	5,717.770	1,587.327	1,546.755	5,758.342
Financial Services Fund - 1.70% series contract	128.855	0.000	0.184	128.671
Global Health Care Fund - 1.40% series contract	85,818.767	11,235.552	14,571.415	82,482.904
Global Health Care Fund - 1.65% series contract	3,339.535	339.637	1,263.774	2,415.398
Global Health Care Fund - 1.70% series contract	1,736.782	631.437	257.201	2,111.018
Global Health Care Fund - 1.80% series contract	60.719	0.000	0.000	60.719
Small Cap Equity Fund - 1.40% series contract	0.000	34,616.685	7,100.916	27,515.769
Small Cap Equity Fund - 1.65% series contract	0.000	13,406.895	316.423	13,090.472
Small Cap Equity Fund - 1.70% series contract	0.000	2,008.293	346.616	1,661.677
Small Cap Equity Fund - 1.80% series contract	0.000	346.507	0.000	346.507
Small Cap Growth Fund - 1.40% series contract	10,020.286	735.157	10,755.443	0.000
Small Cap Growth Fund - 1.65% series contract	5,775.995	67.741	5,843.736	0.000
Small Cap Growth Fund - 1.70% series contract	1,046.980	25.769	1,072.749	0.000
Small Cap Growth Fund - 1.80% series contract	161.976	8.061	170.037	0.000
AIM Variable Insurance Funds — Series II Shares:
Capital Development Fund - 1.40% series contract	49,305.901	13,835.550	3,302.892	59,838.559
Capital Development Fund - 1.65% series contract	12,552.113	3,085.433	1,655.362	13,982.184
Capital Development Fund - 1.70% series contract	864.950	156.021	147.038	873.933
Capital Development Fund - 1.80% series contract	501.596	418.876	455.497	464.975
Government Securities Fund - 1.40% series contract	24,490.949	51,372.407	37,015.559	38,847.797
Government Securities Fund - 1.65% series contract	4,280.789	370.008	575.079	4,075.718
Government Securities Fund - 1.70% series contract	1,817.485	2,664.282	2,693.559	1,788.208
Government Securities Fund - 1.80% series contract	0.000	4,094.063	4,094.063	0.000
Mid Cap Core Equity Fund - 1.40% series contract	18,156.969	5,155.721	1,403.076	21,909.614
Mid Cap Core Equity Fund - 1.50% series contract	21.382	0.000	0.000	21.382
Mid Cap Core Equity Fund - 1.65% series contract	3,613.553	1,156.449	496.763	4,273.239
Mid Cap Core Equity Fund - 1.70% series contract	256.027	29.414	111.831	173.610
Small Cap Equity Fund - 1.40% series contract	4,619.128	1,296.420	5,915.548	0.000
Small Cap Equity Fund - 1.65% series contract	760.135	269.038	1,029.173	0.000
Utilities Fund - 1.40% series contract	78,449.100	42,038.559	32,619.783	87,867.876
Utilities Fund - 1.65% series contract	14,388.613	13,250.174	2,548.903	25,089.884
Utilities Fund - 1.70% series contract	709.891	97.066	273.394	533.563
Utilities Fund - 1.80% series contract	189.918	26.397	3.565	212.750
American Century Variable Portfolios — Class I:
Vista Fund - 1.40% series contract	22,257.474	16,411.023	1,839.287	36,829.210
Vista Fund - 1.65% series contract	14,768.327	11,458.947	1,358.669	24,868.605
Vista Fund - 1.70% series contract	826.971	857.599	334.718	1,349.852
Vista Fund - 1.80% series contract	86.378	929.537	326.477	689.438
American Century Variable Portfolios — Class II:
Large Company Value Fund - 1.40% series contract	24,716.142	49,752.255	8,217.529	66,250.868
Large Company Value Fund - 1.50% series contract	29.661	0.000	0.000	29.661
Large Company Value Fund - 1.65% series contract	5,239.918	5,293.344	2,445.045	8,088.217
Mid Cap Value Fund - 1.40% series contract	10,031.498	6,580.874	1,336.792	15,275.580
Mid Cap Value Fund - 1.65% series contract	6,904.739	2,366.596	2,034.287	7,237.048
Ultra Fund - 1.40% series contract	3,977.971	893.255	387.205	4,484.021
Ultra Fund - 1.65% series contract	1,621.947	12.836	0.000	1,634.783
Calamos Advisors Trust:
Growth and Income Portfolio - 1.40% series contract	0.000	12,037.922	239.718	11,798.204
Growth and Income Portfolio - 1.65% series contract	0.000	9,098.151	1,610.486	7,487.665
Growth and Income Portfolio - 1.70% series contract	0.000	33.942	0.000	33.942
Davis Variable Account Fund, Inc.:
Value Portfolio - 1.40% series contract	0.000	3,098.881	20.985	3,077.896
Value Portfolio - 1.65% series contract	0.000	8,440.283	1,463.971	6,976.312
Value Portfolio - 1.70% series contract	0.000	166.205	0.000	166.205
Dreyfus Funds — Service Shares:
Socially Responsible Growth Fund, Inc. - 1.40% series contract	26,560.304	10,028.023	2,041.852	34,546.475
Socially Responsible Growth Fund, Inc. - 1.65% series contract	1,790.827	163.820	767.013	1,187.634
Socially Responsible Growth Fund, Inc. - 1.70% series contract	4,886.932	240.858	40.861	5,086.929
Stock Index Fund, Inc. - 1.40% series contract	588,608.021	187,686.479	92,807.352	683,487.148
Stock Index Fund, Inc. - 1.65% series contract	47,647.266	1,908.794	5,348.756	44,207.304
Stock Index Fund, Inc. - 1.70% series contract	2,922.946	83.917	15.513	2,991.350
Stock Index Fund, Inc. - 1.80% series contract	428.634	75.938	0.000	504.572
Dreyfus Investment Porfolio — Initial Shares:
Technology Growth Portfolio - 1.40% series contract	15,079.007	7,166.078	2,308.420	19,936.665
Technology Growth Portfolio - 1.65% series contract	1,668.274	847.232	37.305	2,478.201
Technology Growth Portfolio - 1.70% series contract	371.542	31.857	332.387	71.012
Dreyfus Investment Portfolio — Service Shares:
MidCap Stock Portfolio - 1.40% series contract	0.000	1,062.383	16.490	1,045.893
MidCap Stock Portfolio - 1.65% series contract	0.000	342.853	9.976	332.877
Dreyfus Variable Investment Fund — Initial Shares:
Money Market Portfolio - 1.40% series contract	140,143.138	113,785.788	48,669.335	205,259.591
Money Market Portfolio - 1.65% series contract	38,734.948	77,951.195	39,201.162	77,484.981
Money Market Portfolio - 1.70% series contract	17,783.153	18,086.192	22,664.363	13,204.982
Money Market Portfolio - 1.80% series contract	0.000	9,360.193	5,493.380	3,866.813

15

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(6)	CHANGES IN UNITS OUTSTANDING-Continued

	Units			Units
	Outstanding	Units	Units	Outstanding
	1/1/2007	Purchased	Redeemed	12/31/2007
Dreyfus Variable Investment Fund — Service Shares:
Appreciation Portfolio - 1.40% series contract	33,183.896	8,976.139	4,151.095	38,008.940
Appreciation Portfolio - 1.50% series contract	51.843	0.000	0.000	51.843
Appreciation Portfolio - 1.65% series contract	14,469.234	486.366	5,375.085	9,580.515
Appreciation Portfolio - 1.70% series contract	2,263.485	811.566	195.408	2,879.643
Appreciation Portfolio - 1.80% series contract	931.666	146.906	527.328	551.244
Financial Investors Variable Insurance Trust — Class II:
Ibbotson Balanced ETF Asset Allocation Portfolio - 1.40% series contract	0.000	1,928.414	19.035	1,909.379
Ibbotson Balanced ETF Asset Allocation Portfolio - 1.65% series contract	0.000	27,915.162	565.700	27,349.462
Ibbotson Balanced ETF Asset Allocation Portfolio - 1.70% series contract	0.000	2,259.192	60.093	2,199.099
Ibbotson Conservative ETF Asset Allocation Portfolio - 1.40% series contract	0.000	1,384.405	10.010	1,374.395
Ibbotson Conservative ETF Asset Allocation Portfolio - 1.65% series contract	0.000	6,238.748	1,268.075	4,970.673
Ibbotson Conservative ETF Asset Allocation Portfolio - 1.70% series contract	0.000	303.893	1.928	301.965
Ibbotson Growth ETF Asset Allocation Portfolio - 1.40% series contract	0.000	12,666.528	950.184	11,716.344
Ibbotson Growth ETF Asset Allocation Portfolio - 1.65% series contract	0.000	28,674.870	6,489.584	22,185.286
Ibbotson Growth ETF Asset Allocation Portfolio - 1.70% series contract	0.000	20.690	0.000	20.690
Ibbotson Income/Growth ETF Asset Allocation Portfolio - 1.40% series contract	0.000	6,642.374	173.181	6,469.193
Ibbotson Income/Growth ETF Asset Allocation Portfolio - 1.65% series contract	0.000	5,041.633	188.996	4,852.637
Ibbotson Income/Growth ETF Asset Allocation Portfolio - 1.70% series contract	0.000	609.097	255.853	353.244
Franklin Templeton Variable Insurance Products Trust — Class II:
Foreign Securities Fund - 1.40% series contract	0.000	40,102.750	1,257.257	38,845.493
Foreign Securities Fund - 1.65% series contract	0.000	2,304.055	194.449	2,109.606
Foreign Securities Fund - 1.70% series contract	0.000	465.083	1.855	463.228
Foreign Securities Fund - 1.80% series contract	0.000	256.933	0.000	256.933
Janus Aspen Series — Service Shares:
Balanced Portfolio - 1.40% series contract	116,859.761	27,976.334	12,843.818	131,992.277
Balanced Portfolio - 1.65% series contract	40,640.732	1,007.880	6,444.646	35,203.966
Balanced Portfolio - 1.70% series contract	6,298.041	900.493	843.717	6,354.817
Balanced Portfolio - 1.80% series contract	920.617	145.383	522.697	543.303
International Growth Portfolio - 1.40% series contract	34,502.644	55,079.648	11,400.996	78,181.296
International Growth Portfolio - 1.65% series contract	12,383.879	14,836.017	2,276.006	24,943.890
International Growth Portfolio - 1.70% series contract	522.992	321.682	99.992	744.682
International Growth Portfolio - 1.80% series contract	458.247	673.616	326.494	805.369
Large Cap Growth Portfolio - 1.40% series contract	26,926.954	9,601.194	2,261.323	34,266.825
Large Cap Growth Portfolio - 1.65% series contract	9,108.983	1,309.884	892.788	9,526.079
Large Cap Growth Portfolio - 1.70% series contract	921.132	190.024	0.000	1,111.156
Large Cap Growth Portfolio - 1.80% series contract	0.000	472.413	305.166	167.247
Mid Cap Growth Portfolio - 1.40% series contract	13,105.638	8,820.991	984.931	20,941.698
Mid Cap Growth Portfolio - 1.65% series contract	1,548.320	249.353	150.371	1,647.302
Mid Cap Growth Portfolio - 1.70% series contract	220.587	17.448	206.400	31.635
Mid Cap Growth Portfolio - 1.80% series contract	263.375	486.142	165.556	583.961
INTECH Risk-Managed Core Portfolio - 1.40% series contract	6,411.530	2,505.321	519.284	8,397.567
INTECH Risk-Managed Core Portfolio - 1.65% series contract	0.000	56.559	4.147	52.412
Worldwide Growth Portfolio - 1.40% series contract	11,403.652	2,149.673	1,954.069	11,599.256
Worldwide Growth Portfolio - 1.65% series contract	1,640.969	15.840	1.866	1,654.943
Worldwide Growth Portfolio - 1.70% series contract	731.037	74.261	323.158	482.140
Neuberger Berman Advisors Management Trust — Class S:
Fasciano Portfolio - 1.40% series contract	13,233.721	3,035.901	997.283	15,272.339
Fasciano Portfolio - 1.65% series contract	824.514	14.529	89.509	749.534
Fasciano Portfolio - 1.70% series contract	1,302.450	540.456	99.646	1,743.260
Guardian Portfolio - 1.40% series contract	36,583.825	19,274.265	10,382.773	45,475.317
Guardian Portfolio - 1.65% series contract	2,631.771	140.174	1,174.048	1,597.897
Guardian Portfolio - 1.70% series contract	707.041	474.861	396.705	785.197
Guardian Portfolio - 1.80% series contract	558.182	1,406.674	890.559	1,074.297
Oppenheimer Variable Account Funds — Service Shares:
Balanced Fund - 1.40% series contract	34,481.046	18,177.211	6,952.021	45,706.236
Balanced Fund - 1.65% series contract	32,047.486	3,638.424	9,713.649	25,972.261
Balanced Fund - 1.70% series contract	813.649	224.665	280.054	758.260
Balanced Fund - 1.80% series contract	1,456.119	0.000	0.000	1,456.119
Capital Appreciation Fund - 1.40% series contract	27,015.172	7,873.969	3,444.205	31,444.936
Capital Appreciation Fund - 1.50% series contract	46.824	0.000	0.000	46.824
Capital Appreciation Fund - 1.65% series contract	13,837.985	3,009.576	3,870.801	12,976.760
Capital Appreciation Fund - 1.70% series contract	1,004.401	34.543	0.179	1,038.765
Capital Appreciation Fund - 1.80% series contract	1,009.105	0.000	0.000	1,009.105
Global Securities Fund - 1.40% series contract	43,587.810	15,815.180	8,695.562	50,707.428
Global Securities Fund - 1.50% series contract	37.689	0.000	0.000	37.689
Global Securities Fund - 1.65% series contract	14,334.908	4,766.447	5,855.099	13,246.256
Global Securities Fund - 1.70% series contract	1,143.828	104.433	108.840	1,139.421
Global Securities Fund - 1.80% series contract	1,177.800	103.879	547.086	734.593
Main Street Fund - 1.40% series contract	29,384.725	29,710.241	4,753.748	54,341.218
Main Street Fund - 1.50% series contract	59.107	0.000	0.000	59.107
Main Street Fund - 1.65% series contract	9,545.017	4,135.755	5,116.905	8,563.867
Main Street Fund - 1.70% series contract	102.473	48.163	143.360	7.276
Main Street Fund - 1.80% series contract	1,417.726	2.896	145.168	1,275.454
Main Street Small Cap Fund - 1.40% series contract	48,567.463	25,473.678	8,023.799	66,017.342
Main Street Small Cap Fund - 1.50% series contract	37.351	0.000	0.000	37.351
Main Street Small Cap Fund - 1.65% series contract	11,564.509	3,250.466	3,035.640	11,779.335
Main Street Small Cap Fund - 1.70% series contract	2,742.484	254.189	221.569	2,775.104
Main Street Small Cap Fund - 1.80% series contract	3,676.857	777.116	0.000	4,453.973

16

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(6)	CHANGES IN UNITS OUTSTANDING-Continued

	Units			Units
	Outstanding	Units	Units	Outstanding
	1/1/2007	Purchased	Redeemed	12/31/2007
Old Mutual Insurance Series Fund, Inc.:
Large Cap Growth Portfolio - 1.40% series contract	7,258.780	701.363	284.491	7,675.652
Large Cap Growth Portfolio - 1.65% series contract	1,355.534	0.000	0.218	1,355.316
Large Cap Growth Portfolio - 1.70% series contract	1,848.171	41.170	0.000	1,889.341
Large Cap Growth Portfolio - 1.80% series contract	59.461	0.000	0.000	59.461
Mid Cap Value Portfolio - 1.40% series contract	61,150.493	11,929.465	7,642.454	65,437.504
Mid Cap Value Portfolio - 1.65% series contract	15,110.438	1,099.261	6,016.864	10,192.835
Mid Cap Value Portfolio - 1.70% series contract	912.363	128.434	112.968	927.829
Mid Cap Value Portfolio - 1.80% series contract	100.507	28.950	0.000	129.457
Select Value Portfolio - 1.40% series contract	11,177.562	1,641.788	2,195.920	10,623.430
Select Value Portfolio - 1.65% series contract	6,115.630	0.316	2,184.896	3,931.050
Select Value Portfolio - 1.70% series contract	1,718.287	341.720	125.852	1,934.155
PIMCO Variable Insurance Trust — Administrative Class:
High Yield Portfolio - 1.40% series contract	52,762.918	21,062.302	19,793.794	54,031.426
High Yield Portfolio - 1.65% series contract	14,501.158	4,893.610	9,121.609	10,273.159
High Yield Portfolio - 1.70% series contract	3,687.795	847.336	1,603.239	2,931.892
High Yield Portfolio - 1.80% series contract	655.395	1,407.954	1,363.278	700.071
Real Return Portfolio - 1.40% series contract	274,255.690	27,782.982	88,389.075	213,649.597
Real Return Portfolio - 1.50% series contract	935.943	0.000	0.000	935.943
Real Return Portfolio - 1.65% series contract	58,154.013	3,150.707	16,530.651	44,774.069
Real Return Portfolio - 1.70% series contract	3,132.369	1,256.821	625.881	3,763.309
Real Return Portfolio - 1.80% series contract	3,864.997	46.113	347.395	3,563.715
Total Return Portfolio - 1.40% series contract	71,007.383	160,333.733	15,940.172	215,400.944
Total Return Portfolio - 1.50% series contract	55.007	0.000	0.000	55.007
Total Return Portfolio - 1.65% series contract	45,122.257	1,660.812	11,211.374	35,571.695
Total Return Portfolio - 1.70% series contract	3,594.770	489.135	183.609	3,900.296
Total Return Portfolio - 1.80% series contract	2,069.252	49.176	373.455	1,744.973
Rydex Variable Trust:
Sector Rotation Fund - 1.40% series contract	21,312.472	32,043.249	3,627.712	49,728.009
Sector Rotation Fund - 1.65% series contract	8,475.522	5,458.642	1,528.620	12,405.544
Sector Rotation Fund - 1.70% series contract	2,612.479	326.367	626.480	2,312.366
Van Kampen — The Universal Institutional Funds, Inc. — Class I:
Core Plus Fixed Income Portfolio - 1.40% series contract	30,807.492	9,112.500	5,494.191	34,425.801
Core Plus Fixed Income Portfolio - 1.50% series contract	56.179	0.000	0.000	56.179
Core Plus Fixed Income Portfolio - 1.65% series contract	8,742.025	21.485	3,738.723	5,024.787
Core Plus Fixed Income Portfolio - 1.70% series contract	669.858	288.201	222.476	735.583
Core Plus Fixed Income Portfolio - 1.80% series contract	1,191.365	0.000	0.000	1,191.365
Mid-Cap Growth Portfolio - 1.40% series contract	0.000	10,798.480	25.809	10,772.671
Mid-Cap Growth Portfolio - 1.65% series contract	0.000	1,220.709	12.226	1,208.483
Mid-Cap Growth Portfolio - 1.70% series contract	0.000	47.730	0.000	47.730
U.S. Mid Cap Value Portfolio - 1.40% series contract	115,346.825	39,112.164	35,080.641	119,378.348
U.S. Mid Cap Value Portfolio - 1.50% series contract	19.127	0.000	0.000	19.127
U.S. Mid Cap Value Portfolio - 1.65% series contract	13,931.022	12,645.506	4,577.796	21,998.732
U.S. Mid Cap Value Portfolio - 1.70% series contract	1,497.395	317.054	605.602	1,208.847
U.S. Mid Cap Value Portfolio - 1.80% series contract	431.571	622.885	622.884	431.572
U.S. Real Estate Portfolio - 1.40% series contract	287,845.999	100,758.172	108,915.442	279,688.729
U.S. Real Estate Portfolio - 1.65% series contract	25,509.079	9,609.524	7,156.134	27,962.469
U.S. Real Estate Portfolio - 1.70% series contract	3,837.274	525.160	1,639.856	2,722.578
U.S. Real Estate Portfolio - 1.80% series contract	321.823	26.498	181.829	166.492
Value Portfolio - 1.40% series contract	158,613.034	112,842.201	67,482.228	203,973.007
Value Portfolio - 1.50% series contract	21.309	0.000	0.000	21.309
Value Portfolio - 1.65% series contract	36,976.102	21,258.873	6,275.639	51,959.336
Value Portfolio - 1.70% series contract	1,792.521	323.875	485.663	1,630.733
Value Portfolio - 1.80% series contract	1,985.713	317.580	1,297.009	1,006.284
Wilshire Variable Insurance Trust:
2010 Moderate Fund - 1.40% series contract	0.000	19.782	9.991	9.791
2010 Moderate Fund - 1.65% series contract	0.000	19.783	9.991	9.792
2010 Moderate Fund - 1.70% series contract	0.000	1,468.069	553.987	914.082
2015 Moderate Fund - 1.40% series contract	0.000	8,861.886	3,524.394	5,337.492
2015 Moderate Fund - 1.65% series contract	0.000	1,496.654	15.231	1,481.423
2015 Moderate Fund - 1.70% series contract	0.000	368.626	1.924	366.702
2025 Moderate Fund - 1.40% series contract	0.000	4,264.493	12.038	4,252.455
2025 Moderate Fund - 1.65% series contract	0.000	19.784	9.991	9.793
2025 Moderate Fund - 1.70% series contract	0.000	15.411	0.000	15.411
2035 Moderate Fund - 1.40% series contract	0.000	4,850.436	10.385	4,840.051
2035 Moderate Fund - 1.65% series contract	0.000	21.162	9.982	11.180
2045 Moderate Fund - 1.40% series contract	0.000	1,375.955	13.231	1,362.724
2045 Moderate Fund - 1.65% series contract	0.000	21.163	9.984	11.179

17

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(6)	CHANGES IN UNITS OUTSTANDING-Continued

	Units			Units
	Outstanding	Units	Units	Outstanding
	1/1/2006	Purchased	Redeemed	12/31/2006
AIM Variable Investment Funds, Inc. — Series I Shares:
Core Equity Fund - 1.40% series contract	0.000	25,105.190	855.479	24,249.711
Core Equity Fund - 1.65% series contract	0.000	5,462.265	126.705	5,335.560
Core Equity Fund - 1.70% series contract	0.000	295.955	0.000	295.955
Core Equity Fund - 1.80% series contract	0.000	585.856	0.000	585.856
Core Stock Fund - 1.40% series contract	15,446.836	1,832.093	17,278.929	0.000
Core Stock Fund - 1.65% series contract	4,282.981	173.807	4,456.788	0.000
Core Stock Fund - 1.70% series contract	231.811	0.000	231.811	0.000
Core Stock Fund - 1.80% series contract	366.763	23.976	390.739	0.000
Financial Services Fund - 1.40% series contract	9,674.333	4,987.492	1,339.411	13,322.414
Financial Services Fund - 1.65% series contract	1,951.469	4,172.957	406.656	5,717.770
Financial Services Fund - 1.70% series contract	129.058	0.000	0.203	128.855
Global Health Care Fund - 1.40% series contract	30,012.123	60,915.444	5,108.800	85,818.767
Global Health Care Fund - 1.65% series contract	3,122.693	334.054	117.212	3,339.535
Global Health Care Fund - 1.70% series contract	1,445.566	388.380	97.164	1,736.782
Global Health Care Fund - 1.80% series contract	60.719	0.000	0.000	60.719
Small Cap Growth Fund - 1.40% series contract	17,970.659	4,501.753	12,452.126	10,020.286
Small Cap Growth Fund - 1.65% series contract	4,059.200	1,742.203	25.408	5,775.995
Small Cap Growth Fund - 1.70% series contract	935.199	111.982	0.201	1,046.980
Small Cap Growth Fund - 1.80% series contract	128.055	33.921	0.000	161.976
AIM Variable Investment Funds, Inc. — Series II Shares:
Capital Development Fund - 1.40% series contract	9,744.322	40,529.623	968.044	49,305.901
Capital Development Fund - 1.65% series contract	3,421.356	9,131.062	0.305	12,552.113
Capital Development Fund - 1.70% series contract	0.000	864.950	0.000	864.950
Capital Development Fund - 1.80% series contract	0.000	501.596	0.000	501.596
Government Securities Fund - 1.40% series contract	19,096.109	13,004.729	7,609.889	24,490.949
Government Securities Fund - 1.65% series contract	3,193.093	2,235.044	1,147.348	4,280.789
Government Securities Fund - 1.70% series contract	1,878.037	560.208	620.760	1,817.485
Government Securities Fund - 1.80% series contract	1,010.427	0.000	1,010.427	0.000
Mid Cap Core Equity Fund - 1.40% series contract	12,784.322	6,775.553	1,402.906	18,156.969
Mid Cap Core Equity Fund - 1.50% series contract	21.382	0.000	0.000	21.382
Mid Cap Core Equity Fund - 1.65% series contract	2,278.236	1,849.216	513.899	3,613.553
Mid Cap Core Equity Fund - 1.70% series contract	209.529	46.498	0.000	256.027
Small Cap Equity Fund II - 1.40% series contract	600.688	4,100.019	81.579	4,619.128
Small Cap Equity Fund II - 1.65% series contract	132.231	628.059	0.155	760.135
Utilities Fund - 1.40% series contract	12,876.573	70,308.876	4,736.349	78,449.100
Utilities Fund - 1.65% series contract	3,273.578	12,176.072	1,061.037	14,388.613
Utilities Fund - 1.70% series contract	238.465	471.426	0.000	709.891
Utilities Fund - 1.80% series contract	0.000	189.918	0.000	189.918
American Century Variable Portfolios — Class I:
Vista Fund - 1.40% series contract	1,985.344	20,684.787	412.657	22,257.474
Vista Fund - 1.65% series contract	2,801.207	12,932.044	964.924	14,768.327
Vista Fund - 1.70% series contract	0.000	826.971	0.000	826.971
Vista Fund - 1.80% series contract	0.000	86.378	0.000	86.378
American Century Variable Portfolios — Class II:
Large Company Value Fund - 1.40% series contract	3,344.811	21,902.415	531.084	24,716.142
Large Company Value Fund - 1.50% series contract	29.661	0.000	0.000	29.661
Large Company Value Fund - 1.65% series contract	1,132.847	4,582.631	475.560	5,239.918
Mid Cap Value Fund - 1.40% series contract	6,503.783	4,275.940	748.225	10,031.498
Mid Cap Value Fund - 1.65% series contract	5,297.819	2,167.451	560.531	6,904.739
Ultra Fund - 1.40% series contract	2,506.898	1,521.675	50.602	3,977.971
Ultra Fund - 1.65% series contract	3,249.274	29.287	1,656.614	1,621.947
Dreyfus Funds — Service Shares:
Socially Responsible Growth Fund, Inc. - 1.40% series contract	15,657.483	12,578.183	1,675.362	26,560.304
Socially Responsible Growth Fund, Inc. - 1.65% series contract	2,068.266	61.757	339.196	1,790.827
Socially Responsible Growth Fund, Inc. - 1.70% series contract	4,547.168	794.905	455.141	4,886.932
Stock Index Fund, Inc. - 1.40% series contract	534,136.515	221,482.362	167,010.856	588,608.021
Stock Index Fund, Inc. - 1.65% series contract	50,851.493	3,033.787	6,238.014	47,647.266
Stock Index Fund, Inc. - 1.70% series contract	2,874.230	48.716	0.000	2,922.946
Stock Index Fund, Inc. - 1.80% series contract	343.948	84.686	0.000	428.634
Dreyfus Investment Porfolio — Initial Shares:
Technology Growth Portfolio - 1.40% series contract	497.463	14,607.892	26.348	15,079.007
Technology Growth Portfolio - 1.65% series contract	0.000	1,668.274	0.000	1,668.274
Technology Growth Portfolio - 1.70% series contract	0.000	371.542	0.000	371.542
Dreyfus Variable Investment Fund — Initial Shares:
Money Market Portfolio - 1.40% series contract	116,327.670	194,114.730	170,299.262	140,143.138
Money Market Portfolio - 1.65% series contract	38,815.369	36,192.164	36,272.585	38,734.948
Money Market Portfolio - 1.70% series contract	20,284.976	10,006.605	12,508.428	17,783.153
Money Market Portfolio - 1.80% series contract	0.021	0.000	0.021	0.000
Dreyfus Variable Investment Fund — Service Shares:
Appreciation Portfolio - 1.40% series contract	29,869.988	7,327.889	4,013.981	33,183.896
Appreciation Portfolio - 1.50% series contract	51.843	0.000	0.000	51.843
Appreciation Portfolio - 1.65% series contract	12,195.776	4,542.978	2,269.520	14,469.234
Appreciation Portfolio - 1.70% series contract	1,888.666	389.023	14.204	2,263.485
Appreciation Portfolio - 1.80% series contract	719.599	212.067	0.000	931.666

18

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(6)	CHANGES IN UNITS OUTSTANDING — Continued

	Units			Units
	Outstanding	Units	Units	Outstanding
	1/1/2006	Purchased	Redeemed	12/31/2006
Janus Aspen Series — Service Shares:
Balanced Portfolio - 1.40% series contract	102,587.598	27,788.204	13,516.041	116,859.761
Balanced Portfolio - 1.65% series contract	48,567.258	3,930.085	11,856.611	40,640.732
Balanced Portfolio - 1.70% series contract	5,908.460	1,251.786	862.205	6,298.041
Balanced Portfolio - 1.80% series contract	714.692	205.925	0.000	920.617
International Growth Portfolio - 1.40% series contract	4,042.915	31,687.231	1,227.502	34,502.644
International Growth Portfolio - 1.65% series contract	4,442.723	16,095.195	8,154.039	12,383.879
International Growth Portfolio - 1.70% series contract	583.196	135.578	195.782	522.992
International Growth Portfolio - 1.80% series contract	402.609	502.525	446.887	458.247
Large Cap Growth Portfolio - 1.40% series contract	18,826.052	9,961.142	1,860.240	26,926.954
Large Cap Growth Portfolio - 1.65% series contract	8,706.867	417.888	15.772	9,108.983
Large Cap Growth Portfolio - 1.70% series contract	480.968	440.164	0.000	921.132
Mid Cap Growth Portfolio - 1.40% series contract	8,733.851	5,242.946	871.159	13,105.638
Mid Cap Growth Portfolio - 1.65% series contract	1,027.770	1,110.406	589.856	1,548.320
Mid Cap Growth Portfolio - 1.70% series contract	583.357	62.985	425.755	220.587
Mid Cap Growth Portfolio - 1.80% series contract	450.808	251.269	438.702	263.375
INTECH Risk-Managed Core Portfolio - 1.40% series contract	4,637.372	1,875.545	101.387	6,411.530
Worldwide Growth Portfolio - 1.40% series contract	10,485.439	2,375.430	1,457.217	11,403.652
Worldwide Growth Portfolio - 1.65% series contract	1,987.708	53.641	400.380	1,640.969
Worldwide Growth Portfolio - 1.70% series contract	624.332	106.928	0.223	731.037
Neuberger Berman Advisors Management Trust — Class S:
Fasciano Portfolio - 1.40% series contract	11,682.383	2,894.126	1,342.788	13,233.721
Fasciano Portfolio - 1.65% series contract	632.528	246.652	54.666	824.514
Fasciano Portfolio - 1.70% series contract	1,191.092	228.284	116.926	1,302.450
Guardian Portfolio - 1.40% series contract	16,277.456	21,219.061	912.692	36,583.825
Guardian Portfolio - 1.65% series contract	2,420.006	321.519	109.754	2,631.771
Guardian Portfolio - 1.70% series contract	468.856	318.462	80.277	707.041
Guardian Portfolio - 1.80% series contract	341.686	1,345.710	1,129.214	558.182
Oppenheimer Variable Account Funds — Service Shares:
Balanced Fund - 1.40% series contract	22,442.978	13,667.772	1,629.704	34,481.046
Balanced Fund - 1.65% series contract	32,692.009	9,772.452	10,416.975	32,047.486
Balanced Fund - 1.70% series contract	949.326	234.508	370.185	813.649
Balanced Fund - 1.80% series contract	1,546.079	17.959	107.919	1,456.119
Capital Appreciation Fund - 1.40% series contract	27,584.174	9,106.398	9,675.400	27,015.172
Capital Appreciation Fund - 1.50% series contract	46.824	0.000	0.000	46.824
Capital Appreciation Fund - 1.65% series contract	13,590.400	5,499.694	5,252.109	13,837.985
Capital Appreciation Fund - 1.70% series contract	1,006.453	86.134	88.186	1,004.401
Capital Appreciation Fund - 1.80% series contract	1,232.587	44.983	268.465	1,009.105
Capital Appreciation Fund - 1.90% series contract	197.524	0.000	197.524	0.000
Global Securities Fund - 1.40% series contract	23,060.748	23,180.758	2,653.696	43,587.810
Global Securities Fund - 1.50% series contract	37.689	0.000	0.000	37.689
Global Securities Fund - 1.65% series contract	14,113.886	7,955.743	7,734.721	14,334.908
Global Securities Fund - 1.70% series contract	1,112.941	115.782	84.895	1,143.828
Global Securities Fund - 1.80% series contract	970.912	407.023	200.135	1,177.800
Global Securities Fund - 1.90% series contract	166.455	0.000	166.455	0.000
Main Street Fund - 1.40% series contract	15,088.205	16,210.383	1,913.863	29,384.725
Main Street Fund - 1.50% series contract	59.107	0.000	0.000	59.107
Main Street Fund - 1.65% series contract	7,879.071	5,283.734	3,617.788	9,545.017
Main Street Fund - 1.70% series contract	49.887	52.586	0.000	102.473
Main Street Fund - 1.80% series contract	1,388.442	31.061	1.777	1,417.726
Main Street Fund - 1.90% series contract	247.726	0.000	247.726	0.000
Main Street Small Cap Fund - 1.40% series contract	30,309.279	20,416.218	2,158.034	48,567.463
Main Street Small Cap Fund - 1.50% series contract	37.351	0.000	0.000	37.351
Main Street Small Cap Fund - 1.65% series contract	12,885.297	2,488.054	3,808.842	11,564.509
Main Street Small Cap Fund - 1.70% series contract	2,480.815	366.708	105.039	2,742.484
Main Street Small Cap Fund - 1.80% series contract	3,199.274	677.007	199.424	3,676.857
Main Street Small Cap Fund - 1.90% series contract	159.452	0.000	159.452	0.000

19

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(6)	CHANGES IN UNITS OUTSTANDING — Continued

	Units			Units
	Outstanding	Units	Units	Outstanding
	1/1/2006	Purchased	Redeemed	12/31/2006
Old Mutual Insurance Series Fund, Inc.:
Columbus Technology & Communications Portfolio - 1.40% series contract	10,057.036	2,076.349	12,133.385	0.000
Columbus Technology & Communications Portfolio - 1.65% series contract	1,388.067	93.673	1,481.740	0.000
Columbus Technology & Communications Portfolio - 1.70% series contract	227.823	42.798	270.621	0.000
Large Cap Growth Portfolio - 1.40% series contract	7,264.014	1,357.957	1,363.191	7,258.780
Large Cap Growth Portfolio - 1.65% series contract	1,433.707	0.000	78.173	1,355.534
Large Cap Growth Portfolio - 1.70% series contract	1,716.469	131.702	0.000	1,848.171
Large Cap Growth Portfolio - 1.80% series contract	59.461	0.000	0.000	59.461
Mid Cap Value Portfolio - 1.40% series contract	57,616.098	9,439.395	5,905.000	61,150.493
Mid Cap Value Portfolio - 1.65% series contract	17,026.109	1,848.181	3,763.852	15,110.438
Mid Cap Value Portfolio - 1.70% series contract	840.419	96.469	24.525	912.363
Mid Cap Value Portfolio - 1.80% series contract	67.553	32.954	0.000	100.507
Select Value Portfolio - 1.40% series contract	9,162.474	3,207.402	1,192.314	11,177.562
Select Value Portfolio - 1.65% series contract	6,341.041	213.949	439.360	6,115.630
Select Value Portfolio - 1.70% series contract	1,479.002	239.285	0.000	1,718.287
PIMCO Variable Insurance Trust — Administrative Class:
High Yield Portfolio - 1.40% series contract	42,210.941	14,841.804	4,289.827	52,762.918
High Yield Portfolio - 1.65% series contract	20,069.807	4,569.549	10,138.198	14,501.158
High Yield Portfolio - 1.70% series contract	3,869.429	937.738	1,119.372	3,687.795
High Yield Portfolio - 1.80% series contract	0.000	1,208.069	552.674	655.395
Real Return Portfolio - 1.40% series contract	326,635.119	112,743.154	165,122.583	274,255.690
Real Return Portfolio - 1.50% series contract	935.943	0.000	0.000	935.943
Real Return Portfolio - 1.65% series contract	56,915.137	9,686.196	8,447.320	58,154.013
Real Return Portfolio - 1.70% series contract	3,770.925	826.650	1,465.206	3,132.369
Real Return Portfolio - 1.80% series contract	3,785.676	79.321	0.000	3,864.997
Total Return Portfolio - 1.40% series contract	66,923.627	25,714.089	21,630.333	71,007.383
Total Return Portfolio - 1.50% series contract	55.007	0.000	0.000	55.007
Total Return Portfolio - 1.65% series contract	45,620.040	5,287.582	5,785.365	45,122.257
Total Return Portfolio - 1.70% series contract	3,246.608	511.908	163.746	3,594.770
Total Return Portfolio - 1.80% series contract	1,983.281	85.971	0.000	2,069.252
Rydex Variable Trust:
Sector Rotation Fund - 1.40% series contract	13,376.790	9,314.109	1,378.427	21,312.472
Sector Rotation Fund - 1.65% series contract	2,158.365	6,317.677	0.520	8,475.522
Sector Rotation Fund - 1.70% series contract	2,555.637	472.600	415.758	2,612.479
Sector Rotation Fund - 1.80% series contract	156.306	30.363	186.669	0.000
Van Kampen — The Universal Institutional Funds, Inc. — Class I:
Core Plus Fixed Income Portfolio - 1.40% series contract	28,372.456	9,453.752	7,018.716	30,807.492
Core Plus Fixed Income Portfolio - 1.50% series contract	56.179	0.000	0.000	56.179
Core Plus Fixed Income Portfolio - 1.65% series contract	10,694.220	2,826.199	4,778.394	8,742.025
Core Plus Fixed Income Portfolio - 1.70% series contract	1,005.147	432.083	767.372	669.858
Core Plus Fixed Income Portfolio - 1.80% series contract	1,191.365	0.000	0.000	1,191.365
U.S. Mid Cap Value Portfolio - 1.40% series contract	21,983.706	107,921.022	14,557.903	115,346.825
U.S. Mid Cap Value Portfolio - 1.50% series contract	19.127	0.000	0.000	19.127
U.S. Mid Cap Value Portfolio - 1.65% series contract	7,780.954	8,477.213	2,327.145	13,931.022
U.S. Mid Cap Value Portfolio - 1.70% series contract	2,160.685	290.372	953.662	1,497.395
U.S. Mid Cap Value Portfolio - 1.80% series contract	431.569	690.152	690.150	431.571
U.S. Mid Cap Value Portfolio - 1.90% series contract	165.782	0.000	165.782	0.000
U.S. Real Estate Portfolio - 1.40% series contract	155,657.553	164,491.427	32,302.981	287,845.999
U.S. Real Estate Portfolio - 1.65% series contract	18,747.212	11,800.945	5,039.078	25,509.079
U.S. Real Estate Portfolio - 1.70% series contract	4,102.660	1,010.118	1,275.504	3,837.274
U.S. Real Estate Portfolio - 1.80% series contract	122.973	198.850	0.000	321.823
Value Portfolio - 1.40% series contract	66,896.688	102,210.264	10,493.918	158,613.034
Value Portfolio - 1.50% series contract	21.309	0.000	0.000	21.309
Value Portfolio - 1.65% series contract	18,539.211	21,467.764	3,030.873	36,976.102
Value Portfolio - 1.70% series contract	1,648.369	215.663	71.511	1,792.521
Value Portfolio - 1.80% series contract	1,112.450	1,071.687	198.424	1,985.713
Wells Fargo Advantage Variable Trust:
Discovery Fund II - 1.40% series contract	9,401.634	2,675.028	12,076.662	0.000
Discovery Fund II - 1.65% series contract	4,317.487	100.165	4,417.652	0.000
Discovery Fund II - 1.70% series contract	744.671	68.533	813.204	0.000
Discovery Fund II - 1.80% series contract	79.670	0.000	79.670	0.000
Opportunity Fund II - 1.40% series contract	49,772.048	7,077.123	56,849.171	0.000
Opportunity Fund II - 1.65% series contract	8,565.656	826.559	9,392.215	0.000
Opportunity Fund II - 1.70% series contract	1,043.955	222.474	1,266.429	0.000
Opportunity Fund II - 1.80% series contract	574.175	139.869	714.044	0.000

20

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(7)	UNIT VALUES AND FINANCIAL HIGHLIGHTS

	At December 31, 2007				Year Ended December 31, 2007
	Units	Unit Value		Net Assets	Investment	Expenses Ratio		Total Return
Subaccount	(000s)	Range		(000s)	Income Ratio (1)	Range (2)		Range (3)
AIM Variable Insurance Funds — Series I Shares:
Core Equity Fund	36	$11.447537	$11.525903	$414	1.24%	1.40%	1.80%	6.16%	6.60%
Financial Services Fund	21	11.790535	11.984818	247	1.90%	1.40%	1.70%	-23.55%	-23.31%
Global Health Care Fund	87	14.921861	15.250844	1,327	0.00%	1.40%	1.80%	9.83%	10.28%
Small Cap Equity Fund (**)	43	9.705946	9.732791	414	0.08%	1.40%	1.80%	-2.94%	-2.67%
AIM Variable Insurance Funds — Series II Shares:
Capital Development Fund	75	18.552248	18.961204	1,421	0.00%	1.40%	1.80%	8.55%	8.99%
Government Securities Fund	45	10.885526	11.064895	494	4.39%	1.40%	1.70%	4.29%	4.61%
Mid Cap Core Equity Fund	26	17.043674	17.324473	456	0.06%	1.40%	1.70%	7.42%	7.75%
Utilities Fund	114	19.573671	19.867972	2,254	2.22%	1.40%	1.80%	18.15%	18.63%
American Century Variable Portfolios — Class I:
Vista Fund	64	16.219699	16.424171	1,043	0.00%	1.40%	1.80%	37.25%	37.81%
American Century Variable Portfolios — Class II:
Large Company Value Fund	74	12.297133	12.393735	921	0.26%	1.40%	1.65%	-2.98%	-2.74%
Mid Cap Value Fund	23	12.843559	12.944432	291	0.59%	1.40%	1.65%	-4.04%	-3.80%
Ultra Fund	6	11.750498	11.842813	72	0.00%	1.40%	1.65%	18.84%	19.14%
Calamos Advisors Trust:
Growth and Income Portfolio (*)	19	10.390856	10.412111	201	0.90%	1.40%	1.70%	3.91%	4.12%
Davis Variable Account Fund, Inc.:
Value Portfolio (*)	10	9.915583	9.935864	101	2.13%	1.40%	1.70%	-0.84%	-0.64%
Dreyfus Funds — Service Shares:
Socially Responsible Growth Fund, Inc.	41	13.886525	14.115350	575	0.26%	1.40%	1.70%	5.66%	5.98%
Stock Index Fund, Inc.	731	15.704157	16.050344	11,725	1.58%	1.40%	1.80%	3.09%	3.51%
Dreyfus Investment Porfolio — Initial Shares:
Technology Growth Portfolio	22	11.972196	12.085181	272	0.00%	1.40%	1.70%	12.76%	13.11%
Dreyfus Investment Portfolio — Service Shares:
MidCap Stock Portfolio (*)	1	9.282133	9.297957	13	0.00%	1.40%	1.65%	-7.18%	-7.02%
Dreyfus Variable Investment Fund — Initial Shares:
Money Market Portfolio	300	1.040491	1.062268	317	4.24%	1.40%	1.80%	2.89%	3.24%
Dreyfus Variable Investment Fund — Service Shares:
Appreciation Portfolio	51	14.203655	14.516747	739	1.37%	1.40%	1.80%	4.92%	5.35%
Financial Investors Variable Insurance Trust — Class II:
Ibbotson Balanced ETF Asset Allocation Portfolio (*)	31	10.073382	10.093988	317	0.00%	1.40%	1.70%	0.73%	0.94%
Ibbotson Conservative ETF Asset Allocation Portfolio (*)	7	10.310689	10.331779	69	0.00%	1.40%	1.70%	3.11%	3.32%
Ibbotson Growth ETF Asset Allocation Portfolio (*)	34	9.974504	9.994910	339	0.00%	1.40%	1.70%	-0.25%	-0.05%
Ibbotson Income/Growth ETF Asset Allocation Portfolio (*)	12	10.172244	10.193054	119	0.00%	1.40%	1.70%	1.72%	1.93%
Franklin Templeton Variable Insurance Products Trust — Class II:
Foreign Securities Fund (*)	42	10.654555	10.683643	445	0.01%	1.40%	1.80%	6.55%	6.84%
Janus Aspen Series — Service Shares:
Balanced Portfolio	174	14.566355	14.887467	2,583	2.35%	1.40%	1.80%	8.29%	8.73%
International Growth Portfolio	105	24.479230	24.787670	2,589	0.48%	1.40%	1.80%	25.70%	26.22%
Large Cap Growth Portfolio	45	15.746602	16.093765	723	0.62%	1.40%	1.80%	12.72%	13.18%
Mid Cap Growth Portfolio	23	22.195241	22.684432	526	0.07%	1.40%	1.80%	19.54%	20.03%
INTECH Risk-Managed Core Portfolio	8	12.720488	12.820413	108	0.54%	1.40%	1.65%	4.37%	4.64%
Worldwide Growth Portfolio	14	15.042227	15.290105	210	0.59%	1.40%	1.70%	7.50%	7.82%
Neuberger Berman Advisors Management Trust — Class S:
Fasciano Portfolio	18	13.788830	14.016051	248	0.00%	1.40%	1.70%	-1.20%	-0.90%
Guardian Portfolio	49	17.160312	17.538603	857	0.29%	1.40%	1.80%	5.20%	5.63%
Oppenheimer Variable Account Funds — Service Shares:
Balanced Fund	74	15.108425	15.441489	1,135	2.33%	1.40%	1.80%	1.61%	2.03%
Capital Appreciation Fund	47	16.049263	16.403071	759	0.01%	1.40%	1.80%	11.80%	12.26%
Global Securities Fund	66	20.660063	21.115403	1,386	1.06%	1.40%	1.80%	4.16%	4.59%
Main Street Fund	64	12.380440	12.536531	804	0.68%	1.40%	1.80%	2.27%	2.69%
Main Street Small Cap Fund	85	18.518740	18.926901	1,604	0.15%	1.40%	1.80%	-3.18%	-2.78%
Old Mutual Insurance Series Fund, Inc.:
Large Cap Growth Portfolio	11	16.070477	16.424743	180	0.15%	1.40%	1.80%	17.44%	17.92%
Mid Cap Value Portfolio	77	17.212947	17.592387	1,346	0.00%	1.40%	1.80%	-0.21%	0.20%
Select Value Portfolio	16	14.495294	14.734090	242	1.20%	1.40%	1.70%	3.71%	4.03%
PIMCO Variable Insurance Trust — Administrative Class:
High Yield Portfolio	68	15.787991	16.136017	1,093	7.20%	1.40%	1.80%	1.64%	2.06%
Real Return Portfolio	267	13.144768	13.434606	3,573	4.54%	1.40%	1.80%	8.66%	9.11%
Total Return Portfolio	257	12.177148	12.445605	3,187	3.35%	1.40%	1.80%	6.79%	7.23%
Rydex Variable Trust:
Sector Rotation Fund	64	18.566282	18.872120	1,212	0.00%	1.40%	1.70%	20.65%	21.02%
Van Kampen — The Universal Institutional Funds, Inc. — Class I:
Core Plus Fixed Income Portfolio	41	11.688802	11.946516	494	3.78%	1.40%	1.80%	3.54%	3.97%
Mid-Cap Growth Portfolio (*)	12	11.226671	11.249638	135	0.00%	1.40%	1.70%	12.27%	12.50%
U.S. Mid Cap Value Portfolio	143	20.800124	21.258576	3,034	0.71%	1.40%	1.80%	5.89%	6.33%
U.S. Real Estate Portfolio	311	21.780726	22.260722	6,903	1.40%	1.40%	1.80%	-18.57%	-18.24%
Value Portfolio	259	16.286261	16.645229	4,292	2.38%	1.40%	1.80%	-4.82%	-4.43%
Wilshire Variable Insurance Trust:
2010 Moderate Fund (*)	1	10.011181	10.031655	9	0.36%	1.40%	1.70%	0.11%	0.32%
2015 Moderate Fund (*)	7	9.987179	10.007599	72	0.86%	1.40%	1.70%	-0.13%	0.08%
2025 Moderate Fund (*)	4	9.950280	9.970642	43	0.61%	1.40%	1.70%	-0.50%	-0.29%
2035 Moderate Fund (*)	5	9.904116	9.921001	48	0.07%	1.40%	1.65%	-0.96%	-0.79%
2045 Moderate Fund (*)	1	9.789773	9.806456	13	0.00%	1.40%	1.65%	-2.10%	-1.94%

(1)	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in unit values. For subaccounts that commenced during the period indicated, average net assets have been calculated from the date operations commenced through the end of the reporting period. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

(2)	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk charges, for the period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(3)	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

Note:	Year ended unless otherwise noted.

(*)	Period from May 01, 2007 (commencement of operations) to December 31, 2007.

(**)	Period from April 30, 2007 (commencement of operations) to December 31, 2007.

21

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(7)	UNIT VALUES AND FINANCIAL HIGHLIGHTS — Continued

	At December 31, 2006				Year Ended December 31, 2006
	Units	Unit Value		Net Assets	Investment	Expenses Ratio		Total Return
Subaccount	(000s)	Range		(000s)	Income Ratio (1)	Range (2)		Range (3)
AIM Variable Investment Funds, Inc. — Series I Shares:
Core Equity Fund (*)	30	$10.783238	$10.812798	$329	1.06%	1.40%	1.80%	7.83%	8.13%
Financial Services Fund	19	15.421877	15.628052	299	1.90%	1.40%	1.70%	14.47%	14.82%
Global Health Care Fund	91	13.586178	13.829114	1,257	0.00%	1.40%	1.80%	3.35%	3.76%
Small Cap Growth Fund	17	16.699685	16.998228	288	0.00%	1.40%	1.80%	12.08%	12.53%
AIM Variable Investment Funds, Inc. — Series II Shares:
Capital Development Fund	63	17.091462	17.397009	1,097	0.00%	1.40%	1.80%	14.17%	14.63%
Government Securities Fund	31	10.437538	10.577119	323	4.07%	1.40%	1.70%	1.53%	1.84%
Mid Cap Core Equity Fund	22	15.866901	16.079023	354	0.83%	1.40%	1.70%	9.10%	9.43%
Small Cap Equity Fund II	5	12.445631	12.511427	67	0.00%	1.40%	1.65%	15.19%	15.48%
Utilities Fund	94	16.567229	16.747843	1,568	5.35%	1.40%	1.80%	23.00%	23.50%
American Century Variable Portfolios — Class I:
Vista Fund	38	11.818046	11.918299	451	0.00%	1.40%	1.80%	7.05%	7.48%
American Century Variable Portfolios — Class II:
Large Company Value Fund	30	12.675321	12.742340	382	0.01%	1.40%	1.65%	17.81%	18.11%
Mid Cap Value Fund	17	13.384899	13.455651	227	0.57%	1.40%	1.65%	18.25%	18.55%
Ultra Fund	6	9.887850	9.940157	56	0.00%	1.40%	1.65%	-4.98%	-4.74%
Dreyfus Variable Investment Fund — Initial Shares:
Money Market Portfolio	197	1.015829	1.028959	202	6.29%	1.40%	1.70%	2.80%	3.07%
Dreyfus Variable Investment Fund — Service Shares:
Appreciation Portfolio	51	13.537833	13.779847	699	1.30%	1.40%	1.80%	14.12%	14.58%
Dreyfus Investment Porfolio — Initial Shares:
Technology Growth Portfolio	17	10.616963	10.684409	183	0.00%	1.40%	1.70%	2.54%	2.85%
Dreyfus Funds — Service Shares:
Socially Responsible Growth Fund, Inc.	33	13.143017	13.318763	442	0.00%	1.40%	1.70%	7.11%	7.44%
Stock Index Fund, Inc.	640	15.233256	15.505594	9,909	1.34%	1.40%	1.80%	13.14%	13.60%
Janus Aspen Series — Service Shares:
Mid Cap Growth Portfolio	15	18.567217	18.899114	286	0.00%	1.40%	1.80%	11.27%	11.72%
Balanced Portfolio	165	13.451049	13.691550	2,248	1.96%	1.40%	1.80%	8.43%	8.87%
Large Cap Growth Portfolio	37	14.031747	14.219388	524	0.30%	1.40%	1.70%	9.25%	9.58%
International Growth Portfolio	48	19.473934	19.638980	939	2.10%	1.40%	1.80%	44.00%	44.58%
INTECH Risk-Managed Core Portfolio	6	12.252057	12.252057	79	0.13%	1.40%	1.40%	9.22%	9.22%
Worldwide Growth Portfolio	14	13.993415	14.180534	195	1.58%	1.40%	1.70%	15.94%	16.29%
Neuberger Berman Advisors Management Trust — Class S:
Fasciano Portfolio	15	13.956819	14.143428	217	0.00%	1.40%	1.70%	3.47%	3.78%
Guardian Portfolio	40	16.311990	16.603619	671	0.79%	1.40%	1.80%	10.99%	11.44%
Oppenheimer Variable Account Funds — Service Shares:
Capital Appreciation Fund	43	14.355500	14.612162	624	0.20%	1.40%	1.80%	5.75%	6.18%
Global Securities Fund	60	19.834686	20.189203	1,213	0.72%	1.40%	1.80%	15.26%	15.73%
Main Street Fund	41	12.106004	12.208666	494	0.87%	1.40%	1.80%	12.70%	13.16%
Main Street Small Cap Fund	67	19.126318	19.468156	1,292	0.02%	1.40%	1.80%	12.60%	13.06%
Balanced Fund	69	14.868562	15.134385	1,035	1.78%	1.40%	1.80%	8.87%	9.31%
Old Mutual Insurance Series Fund, Inc.:
Large Cap Growth Portfolio	11	13.684514	13.929183	146	0.00%	1.40%	1.80%	3.65%	4.07%
Mid Cap Value Portfolio	77	17.248755	17.557107	1,354	0.27%	1.40%	1.80%	9.20%	9.64%
Select Value Portfolio	19	13.976206	14.163035	268	1.52%	1.40%	1.70%	23.61%	23.98%
PIMCO Variable Insurance Trust — Administrative Class:
High Yield Portfolio	72	15.533337	15.811034	1,129	6.58%	1.40%	1.80%	7.15%	7.58%
Real Return Portfolio	340	12.096736	12.313079	4,181	4.04%	1.40%	1.80%	-1.09%	-0.69%
Total Return Portfolio	122	11.402411	11.606305	1,407	4.37%	1.40%	1.80%	1.99%	2.40%
Rydex Variable Trust:
Sector Rotation Fund	32	15.388692	15.594396	503	0.00%	1.40%	1.70%	9.50%	9.83%
Van Kampen — The Universal Institutional Funds, Inc. — Class I:
Core Plus Fixed Income Portfolio	41	11.288643	11.490517	475	4.51%	1.40%	1.80%	1.87%	2.28%
U.S. Mid Cap Value Portfolio	131	19.642628	19.993732	2,620	0.37%	1.40%	1.80%	18.53%	19.01%
U.S. Real Estate Portfolio	318	26.748592	27.226536	8,636	1.12%	1.40%	1.80%	35.57%	36.12%
Value Portfolio	199	17.111139	17.416985	3,465	1.68%	1.40%	1.80%	14.79%	15.26%

(1)	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in unit values. For subaccounts that commenced during the period indicated, average net assets have been calculated from the date operations commenced through the end of the reporting period. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

(2)	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk charges, for the period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(3)	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

Note:	Year ended unless otherwise noted.

(*)	Period from April 28, 2006 (commencement of operations) to December 31, 2006.

22

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(7)	UNIT VALUES AND FINANCIAL HIGHLIGHTS — Continued

	At December 31, 2005				Year Ended December 31, 2005
	Units	Unit Value		Net Assets	Investment	Expenses Ratio		Total Return
Subaccount	(000s)	Range		(000s)	Income Ratio (1)	Range (2)		Range (3)
AIM Variable Investment Funds, Inc.:
Capital Development Fund — Series II	13	$15.04725	$15.17636	$199	0.00%	1.40%	1.65%	7.47%	7.74%
Core Equity Fund	20	12.00392	12.16912	247	0.46%	1.40%	1.80%	1.50%	1.91%
Financial Services Fund	12	13.47258	13.61132	160	1.46%	1.40%	1.70%	4.11%	4.43%
Government Securities Fund — Series II	25	10.24532	10.38636	261	3.46%	1.40%	1.80%	-0.41%	-0.01%
Global Health Care Fund	35	13.14643	13.32738	461	0.00%	1.40%	1.80%	6.21%	6.64%
Mid Cap Core Equity Fund — Series II	15	14.54341	14.69318	224	0.33%	1.40%	1.70%	5.45%	5.77%
Small Cap Equity Fund — Series II	1	10.80429	10.83397	8	0.00%	1.40%	1.65%	6.19%	6.46%
Small Cap Growth Fund	23	14.90000	15.10504	348	0.00%	1.40%	1.80%	3.30%	3.72%
Utilities Fund — Series II	16	13.49185	13.56071	222	3.06%	1.40%	1.70%	14.58%	14.92%
American Century Investments:
Large Company Value — Class II	5	10.75907	10.78865	49	3.82%	1.40%	1.65%	3.85%	4.12%
Mid Cap Value — Class II	12	11.31933	11.35042	134	1.22%	1.40%	1.65%	7.51%	7.78%
Ultra — Class II	6	10.40590	10.43449	60	0.00%	1.40%	1.65%	0.30%	0.55%
Vista — Class I	5	11.05799	11.08836	53	0.00%	1.40%	1.65%	6.36%	6.63%
The Dreyfus Variable Investment Fund:
Appreciation Portfolio — Service Shares	45	11.86261	12.02588	536	0.00%	1.40%	1.80%	2.25%	2.66%
Money Market Portfolio	175	0.98462	0.99835	175	2.88%	1.40%	1.80%	0.82%	1.22%
Technology Growth	0	10.38805	10.38805	5	0.00%	1.40%	1.40%	2.34%	2.34%
Dreyfus Funds:
Socially Responsible Growth Fund, Inc. — Service Shares	22	12.27048	12.39687	275	0.00%	1.40%	1.70%	1.60%	1.91%
Stock Index Fund — Service Shares	588	13.46421	13.64952	8,022	1.43%	1.40%	1.80%	2.56%	2.98%
Janus Aspen Series — Service Shares:
Mid Cap Growth Portfolio — Service Shares	11	16.68643	16.91603	182	0.00%	1.40%	1.80%	10.02%	10.46%
Balanced Portfolio — Service Shares	158	12.40490	12.57566	1,978	2.20%	1.40%	1.80%	5.73%	6.16%
Growth Portfolio — Service Shares	28	12.84382	12.97612	362	0.13%	1.40%	1.70%	2.25%	2.56%
International Growth Portfolio — Service Shares	9	13.52370	13.58322	128	1.28%	1.40%	1.80%	29.57%	30.10%
Risk-Managed Core Portfolio — Service Shares	5	11.21756	11.21756	52	11.06%	1.40%	1.40%	9.36%	9.36%
Worldwide Growth Portfolio — Service Shares	13	12.06976	12.19410	159	1.03%	1.40%	1.70%	3.78%	4.09%
Neuberger Berman Advisors Management Trust:
AMT Fasciano Portfolio — Class S	14	13.48916	13.62805	184	0.00%	1.40%	1.70%	1.15%	1.46%
AMT Guardian Portfolio — Class S	20	14.69689	14.89917	290	0.00%	1.40%	1.80%	6.21%	6.64%
Oppenheimer Variable Account Funds:
Capital Appreciation — VA Service Class	44	13.52875	13.76189	599	0.63%	1.40%	1.90%	2.88%	3.40%
Global Securities — VA Service Class	39	17.15011	17.44560	686	0.60%	1.40%	1.90%	11.90%	12.47%
Main Street Fund — VA Service Class	25	10.73011	10.78925	266	0.29%	1.40%	1.90%	3.74%	4.26%
Main Street Small Cap — VA Service Class	49	16.92795	17.21955	842	0.00%	1.40%	1.90%	7.64%	8.18%
Balanced Fund — VA Service Class	58	13.65749	13.84547	794	1.34%	1.40%	1.80%	1.81%	2.22%
Old Mutual Insurance Series Fund, Inc.:
Large Cap Growth Portfolio	10	13.20315	13.38486	140	0.00%	1.40%	1.80%	2.68%	3.10%
Mid Cap Value Portfolio	76	15.79611	16.01348	1,207	0.00%	1.40%	1.80%	3.81%	4.24%
Select Value Portfolio	17	11.30704	11.42348	193	2.33%	1.40%	1.70%	2.74%	3.05%
Technology & Communications Portfolio	12	14.15340	14.29913	167	0.00%	1.40%	1.70%	8.05%	8.38%
PIMCO Variable Insurance Trust:
High Yield Portfolio — Administrative Class	66	14.54697	14.69680	969	6.23%	1.40%	1.70%	2.36%	2.67%
Real Return Portfolio — Administrative Class	392	12.23036	12.39874	4,854	2.77%	1.40%	1.80%	0.27%	0.67%
Total Return Portfolio — Administrative Class	118	11.18032	11.33423	1,330	3.22%	1.40%	1.80%	0.61%	1.02%
Rydex Variable Trust:
Sector Rotation Fund	18	14.00591	14.19861	258	0.00%	1.40%	1.80%	11.67%	12.12%
The Van Kampen Universal Institutional Funds, Inc.:
Core Plus Fixed Income Portfolio	41	11.08156	11.23413	463	3.75%	1.40%	1.80%	2.34%	2.76%
Mid Cap Value Portfolio	33	16.51500	16.79957	545	0.30%	1.40%	1.90%	10.18%	10.74%
U.S. Real Estate Portfolio	179	19.73048	20.00194	3,569	1.20%	1.40%	1.80%	14.95%	15.42%
Value Portfolio	88	14.90613	15.11124	1,330	1.24%	1.40%	1.80%	2.69%	3.10%
Wells Fargo Advantage Variable Trust:
Discovery Fund II (*)	15	11.32076	11.35442	165	0.00%	1.40%	1.80%	13.21%	13.54%
Opportunity Fund II (*)	60	10.86887	10.90119	653	0.00%	1.40%	1.80%	8.69%	9.01%

(1)	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in unit values. For subaccounts that commenced during the period indicated, average net assets have been calculated from the date operations commenced through the end of the reporting period. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

(2)	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk charges, for the period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(3)	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

Note:	Year ended unless otherwise noted.

(*)	Period from April 8, 2005 (commencement of operations) to December 31, 2005.

23

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(7)	UNIT VALUES AND FINANCIAL HIGHLIGHTS — Continued

	At December 31, 2004				Year Ended December 31, 2004
	Units	Unit Value		Net Assets	Investment	Expenses Ratio		Total Return
Subaccount	(000s)	Range		(000s)	Income Ratio (1)	Range (2)		Range (3)
AIM Variable Insurance Funds:
Capital Development Fund — Series II	11	$13.951134	$14.085962	$161	0.00%	1.40%	1.80%	13.20%	13.66%
Core Equity Fund	18	11.826666	11.940962	214	1.00%	1.40%	1.80%	2.37%	2.78%
Financial Services Fund	9	12.940442	13.034092	118	1.00%	1.40%	1.70%	6.83%	7.16%
Government Securities Fund — Series II	17	10.312695	10.387340	171	3.86%	1.40%	1.70%	0.53%	0.84%
Health Sciences Fund	24	12.378062	12.497716	303	0.00%	1.40%	1.80%	5.64%	6.07%
Mid Cap Core Equity Fund — Series II	11	13.791869	13.891676	154	3.03%	1.40%	1.70%	11.64%	11.98%
Small Cap Equity Fund — Series II (*)	0	10.176734	10.176734	0	0.00%	1.40%	1.40%	1.77%	1.77%
Small Cap Growth Fund	16	14.423512	14.562890	236	0.00%	1.40%	1.80%	11.85%	12.30%
Utilities Fund — Series II (**)	7	11.775494	11.799746	78	0.00%	1.40%	1.70%	17.75%	18.00%
American Century Investments:
Large Company Value — Class II (*)	0	10.362008	10.362008	0	1.96%	1.40%	1.40%	3.62%	3.62%
Mid Cap Value — Class II (*)	1	10.528682	10.530944	8	0.00%	1.40%	1.65%	5.29%	5.31%
Ultra — Class II (*)	1	10.375090	10.377323	8	0.00%	1.40%	1.65%	3.75%	3.77%
The Dreyfus Variable Investment Fund:
Appreciation Portfolio — Service Shares	40	11.601742	11.713889	471	1.68%	1.40%	1.80%	2.92%	3.33%
Money Market Portfolio	245	0.976603	0.986328	241	0.97%	1.40%	1.80%	-1.03%	-0.62%
Dreyfus Funds:
Socially Responsible Growth Fund, Inc — Service Shares	13	12.077187	12.164604	160	0.21%	1.40%	1.70%	4.14%	4.46%
Stock Index Fund — Service Shares	443	13.128249	13.255133	5,866	1.75%	1.40%	1.80%	8.37%	8.81%
Janus Aspen Series:
Mid Cap Growth Portfolio — Service Shares	6	15.167133	15.313707	90	0.00%	1.40%	1.80%	18.31%	18.79%
Balanced Portfolio — Service Shares	123	11.704706	11.846272	1,456	2.57%	1.40%	1.90%	6.24%	6.78%
Growth Portfolio — Service Shares	20	12.561213	12.652132	258	0.00%	1.40%	1.70%	2.44%	2.75%
International Growth Portfolio — Service Shares (*)	0	10.440624	10.440624	0	0.00%	1.40%	1.40%	4.41%	4.41%
Risk-Managed Core Portfolio — Service Shares (*)	0	10.257083	10.257083	0	1.96%	1.40%	1.40%	2.57%	2.57%
Worldwide Growth Portfolio — Service Shares	10	11.630396	11.714601	196	1.19%	1.40%	1.70%	2.76%	3.07%
Neuberger Berman Advisors Management Trust:
AMT Fasciano Portfolio — Class S	8	13.303370	13.431931	114	0.00%	1.40%	1.80%	9.87%	10.31%
AMT Guardian Portfolio — Class S	10	13.871223	13.971622	143	0.00%	1.40%	1.70%	13.59%	13.93%
Oppenheimer Variable Account Funds:
Capital Appreciation — VA Service Class	26	13.182196	13.309588	345	0.10%	1.40%	1.80%	4.70%	5.13%
Global Securities — VA Service Class	20	15.363167	15.511618	306	0.63%	1.40%	1.80%	16.75%	17.22%
Main Street Fund — VA Service Class (*)	1	10.345742	10.347969	15	0.00%	1.40%	1.65%	3.46%	3.48%
Main Street Small Cap — VA Service Class	31	15.764794	15.917104	489	0.00%	1.40%	1.80%	17.04%	17.52%
Balanced Fund — VA Service Class	27	13.446792	13.544122	365	0.67%	1.40%	1.70%	7.93%	8.26%
PBHG Insurance Series Fund, Inc.:
Large Cap Growth Portfolio	11	12.858569	12.982856	140	0.00%	1.40%	1.80%	6.99%	7.42%
Mid Cap Value Portfolio	66	15.215643	15.362687	1,017	0.00%	1.40%	1.80%	16.72%	17.19%
Select Value Portfolio	26	11.005821	11.085470	285	1.62%	1.40%	1.70%	1.11%	1.42%
Technology & Communications Portfolio	12	13.067227	13.193505	154	0.00%	1.40%	1.80%	4.51%	4.93%
PIMCO Variable Insurance Trust:
High Yield Portfolio — Administrative Class	55	14.211622	14.314467	791	4.71%	1.40%	1.70%	7.71%	8.03%
Real Return Portfolio — Administrative Class	268	12.197832	12.315751	3,292	5.10%	1.40%	1.80%	6.98%	7.41%
Total Return Portfolio — Administrative Class	86	11.112118	11.219548	957	2.24%	1.40%	1.80%	3.01%	3.43%
Rydex Variable Trust:
Sector Rotation Fund	12	12.572438	12.663409	149	0.00%	1.40%	1.70%	8.84%	9.17%
Strong Funds:
Mid Cap Growth Fund II	18	14.491288	14.631350	263	0.00%	1.40%	1.80%	17.02%	17.49%
Opportunity Fund II — Advisor Series	38	15.023785	15.168952	572	0.00%	1.40%	1.80%	15.96%	16.43%
The Van Kampen Universal Institutional Funds, Inc.:
Core Plus Fixed Income Portfolio	27	10.788939	10.932545	297	3.88%	1.40%	1.95%	2.34%	2.91%
Mid Cap Value Portfolio	20	15.024944	15.170153	310	0.02%	1.40%	1.80%	12.54%	12.99%
U.S. Real Estate Portfolio	90	17.164194	17.330026	1,560	1.43%	1.40%	1.80%	33.95%	34.49%
Value Portfolio	21	14.551085	14.656386	313	1.23%	1.40%	1.70%	15.84%	16.19%

(1)	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in unit values. For subaccounts that commenced during the period indicated, average net assets have been calculated from the date operations commenced through the end of the reporting period. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

(2)	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk charges, for the period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(3)	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

Notes:	Year ended unless otherwise noted.

(*)	Period from December 1, 2004 (commencement of operations) to December 31, 2004.

(**)	Period from April 29, 2004 (commencement of operations) to December 31, 2004.

24

ANNUITY INVESTORS VARIABLE ACCOUNT C
NOTES TO FINANCIAL STATEMENTS — CONTINUED
(7)	UNIT VALUES AND FINANCIAL HIGHLIGHTS — Continued

	At December 31, 2003				Year Ended December 31, 2003
	Units	Unit Value		Net Assets	Investment	Expenses Ratio		Total Return
Subaccount	(000s)	Range		(000s)	Income Ratio (1)	Range (2)		Range (3)
AIM Variable Insurance Funds.:
Capital Development Fund — Series II	6	$12.324241	$12.393289	$70	0.00%	1.40%	1.80%	32.66%	33.18%
Government Securities Fund — Series II	12	10.258173	10.301240	121	4.32%	1.40%	1.70%	-0.76%	-0.47%
Mid Cap Core Equity Fund — Series II	5	12.353394	12.405251	65	0.00%	1.40%	1.70%	24.93%	25.30%
The Dreyfus Variable Investment Fund:
Appreciation Portfolio — Service Shares	25	11.272972	11.336144	288	1.88%	1.40%	1.80%	18.69%	19.16%
Money Market Portfolio	218	0.988237	0.992455	216	0.41%	1.40%	1.70%	-1.18%	-0.75%
Dreyfus Funds:
Socially Responsible Growth Fund, Inc — Service Shares	6	11.596726	11.645424	66	0.01%	1.40%	1.70%	23.65%	24.02%
Stock Index Fund — Service Shares	211	12.113878	12.181740	2,574	0.83%	1.40%	1.80%	25.79%	26.29%
Invesco Variable Investment Funds, Inc.:
Core Equity Fund	12	11.552766	11.617485	141	1.63%	1.40%	1.80%	20.43%	20.90%
Financial Services Fund	4	12.112585	12.163423	50	0.78%	1.40%	1.70%	27.42%	27.79%
Health Sciences Fund	12	11.717303	11.782958	137	0.00%	1.40%	1.80%	25.52%	26.02%
Small Cap Growth Fund	4	12.895197	12.967422	58	0.00%	1.40%	1.80%	31.07%	31.59%
Janus Aspen Series:
Mid Cap Growth Portfolio — Service Shares	3	12.819478	12.891285	43	0.00%	1.40%	1.80%	32.38%	32.91%
Balanced Portfolio — Service Shares	73	11.032249	11.094077	807	2.26%	1.40%	1.80%	11.71%	12.15%
Growth Portfolio — Service Shares	9	12.262520	12.313993	105	0.00%	1.40%	1.70%	29.30%	29.68%
Worldwide Growth Portfolio — Service Shares	7	11.318524	11.366047	79	0.64%	1.40%	1.70%	21.61%	21.97%
Neuberger Berman Advisors Management Trust:
AMT Fasciano Portfolio — Class S	4	12.108263	12.176094	49	0.00%	1.40%	1.80%	22.85%	23.34%
AMT Guardian Portfolio — Class S	2	12.211656	12.262935	21	0.18%	1.40%	1.70%	29.20%	29.58%
Oppenheimer Variable Account Funds:
Capital Appreciation — VA Service Class	6	12.590131	12.660665	74	0.07%	1.40%	1.80%	28.38%	28.88%
Global Securities — VA Service Class	7	13.159405	13.233117	91	0.40%	1.40%	1.80%	40.34%	40.89%
Main Street Small Cap — VA Service Class	7	13.469298	13.544731	98	0.00%	1.40%	1.80%	41.69%	42.25%
Multiple Strategies — VA Service Class	10	12.441081	12.510784	123	1.85%	1.40%	1.80%	22.48%	22.97%
PBHG Insurance Series Fund, Inc.:
Large Cap Growth Portfolio	8	12.018235	12.085570	94	0.00%	1.40%	1.80%	28.87%	29.38%
Mid Cap Value Portfolio	17	13.035682	13.108710	227	0.00%	1.40%	1.80%	31.94%	32.46%
Select Value Portfolio	12	10.884989	10.930693	127	3.59%	1.40%	1.70%	16.32%	16.66%
Technology & Communications Portfolio	6	12.520491	12.573045	71	0.00%	1.40%	1.70%	42.91%	43.33%
PIMCO Variable Insurance Trust:
High Yield Portfolio — Administrative Class	12	13.176372	13.250170	158	5.27%	1.40%	1.80%	20.74%	21.21%
Real Return Portfolio — Administrative Class	149	11.402022	11.465923	1,711	1.15%	1.40%	1.80%	6.93%	7.35%
Total Return Portfolio — Administrative Class	94	10.787514	10.847977	1,014	3.44%	1.40%	1.80%	3.19%	3.59%
Rydex Variable Trust:
Sector Rotation Fund	5	11.551541	11.600015	52	0.00%	1.40%	1.70%	27.73%	28.11%
Strong Funds:
Mid Cap Growth Fund II	11	12.383778	12.453181	142	0.00%	1.40%	1.80%	31.84%	32.36%
Opportunity Fund II — Advisor Series	19	12.955643	13.028210	246	0.02%	1.40%	1.80%	34.27%	34.79%
The Van Kampen Universal Institutional Funds, Inc.:
Core Plus Fixed Income Portfolio	22	10.542228	10.623449	230	0.83%	1.40%	1.95%	2.64%	3.19%
Mid Cap Value Portfolio	13	13.351272	13.426070	177	0.00%	1.40%	1.80%	39.01%	39.56%
U.S. Real Estate Portfolio	30	12.813989	12.885769	392	0.00%	1.40%	1.80%	35.08%	35.61%
Value Portfolio	6	12.543954	12.614221	77	0.00%	1.40%	1.80%	31.71%	32.23%

(1)	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in unit values. For subaccounts that commenced during the period indicated, average net assets have been calculated from the date operations commenced through the end of the reporting period. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

(2)	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk charges, for the period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(3)	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

25

PART C
Other Information

Note:	This Part C contains information related to Flex(b) individual variable annuity contract (File No. 333-148444) and Annuity Investors Variable Account C.
Item 24.
Financial Statements and Exhibits
(a)	Financial Statements

All required Financial Statements are included in Part A or B of this Registration Statement.

(b)	Exhibits
(1)	Resolution of the Board of Directors of Annuity Investors Life Insurance Company authorizing establishment of Annuity Investors Variable Account C. 4/

(2)	Not Applicable.

(3)	(a) Distribution Agreement between Annuity Investors Life Insurance Company and Great American Advisors, Inc. 4/
(b)	Form of Selling Agreement between Annuity Investors Life Insurance Company, Great American Advisors, Inc., and another broker-dealer. 4/
(4)	Contract Forms, Endorsements and Riders.
(a)	Form of Individual Flexible Premium Deferred Variable Annuity Contract (P1814707NW). 11/
(b)	Form of Enhanced Death Benefit Rider (R1815608NW). 9/

(c)	Form of Extended Care Waiver Rider (R6020808NW). 9/

(d)	Form of Terminal Illness Rider (R6019408NW). 9/

(e)	Form of Guaranteed Lifetime Withdrawal Benefit Rider (R1815408NW). 9/

(f)	Form of Guaranteed Minimum Withdrawal Benefit Rider) (R1815508NW). 9/

(g)	Form of IRA Endorsement (E6003002NW). 9/

(h)	Form of Roth IRA Endorsement (E6003102NW). 9/

(i)	Form of SIMPLE IRA Endorsement (E6003202NW). 9/

1

(j)	[Text intentionally deleted.]

(k)	Form of Tax Sheltered Annuity Endorsement (TSA 403(b), and Employer Plan TSA) (E6003305NW). 9/

(l)	Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement (401(a) Pension or Profit Sharing) (E6003405NW). 9/

(m)	Form of Section 457 Governmental Plan Endorsement (E6003505NW). 9/

(n)	Form of Employer Plan Endorsement (Employer Plan TSA, 401(a) Pension or Profit Sharing, and Section 457 Governmental Plan) (EPLAN (Rev. 2/98)-3). 9/

(o)	Form of Loan Endorsement (TSA 403(b), Employer Plan TSA, 401(a) Pension or Profit Sharing, and Section 457 Governmental Plan) (E1808703NW). 9/
(5)	(a) Form of Order Ticket (used in lieu of application) (A1814907NW). 9/

(6)	(a) Articles of Incorporation of Annuity Investors Life Insurance Company. 1/
(i)	Amendment to Articles of Incorporation adopted April 9, 1996, and approved by Secretary of State of Ohio on July 11, 1996. 2/

(ii)	Amendment to Articles of Incorporation adopted August 9, 1996, and approved by Secretary of State of Ohio on December 3, 1996. 2/
(b)	Code of Regulations of Annuity Investors Life Insurance Company. 3/
(7)	Not Applicable.

(8)	Other Material Contracts.
(a)	Service Agreement (GAFRI) between Annuity Investors Life Insurance Company and American Annuity Group, Inc. (now Great American Financial Resources, Inc.). 2/

(b)	Agreement (GAA) between AAG Securities Inc. (now Great American Advisors, Inc.) and AAG Insurance Agency, Inc. 2/

(c)	Investment Services Agreement (GAFRI) between Annuity Investors Life Insurance Company and American Annuity Group, Inc. (now Great American Financial Resources, Inc.). 2/

2

(d)	AIM Variable Insurance Funds: Participation Agreement dated April 4, 2001, among Annuity Investors Life Insurance Company, AIM Advisors, Inc., and AIM Variable Insurance Funds. 4/
(i)	AIM Variable Insurance Funds: Amendment effective July 1, 2002, to Participation Agreement. 4/

(ii)	AIM Variable Insurance Funds: Amendment dated April 30, 2004, to Participation Agreement. 5/

(iii)	AIM Variable Insurance Funds: Amendment effective May 1, 2008, to Participation Agreement. 10/
(e)	AIM: Administrative Services Agreement dated April 4, 2001, between Annuity Investors Life Insurance Company and AIM Advisors, Inc. 4/

(f)	AIM: Agreement (Trademarks and Fund Names) dated April 4, 2001, among Annuity Investors Life Insurance Company, Great American Advisors, Inc., AIM Management Group, Inc., and AIM Variable Insurance Funds. 4/

(g)	AIM: Distribution Services Agreement dated July 1, 2002, between Annuity Investors Life Insurance Company and AIM Distributors. 4/

(h)	AIM: AIM Funds Intermediary Agreement Regarding Compliance with SEC Rule 22c-2 between AIM Investment Services, Inc. and Annuity Investors Life Insurance Company. 10/

(i) AIM: Addendum to AIM Funds Intermediary Agreement Regarding Compliance with SEC Rule 22c-2 between AIM Investment Services, Inc. and Annuity Investors Life Insurance Company. 10/

(i)	AllianceBernstein Variable Products Series Fund, Inc.: Participation Agreement among Annuity Investors Life Insurance Company, Great American Advisors, Inc., AllianceBernstein Investments, Inc. and AllianceBernstein Variable Products Series Fund, Inc. dated as of May 1, 2008. 10/

(j)	AllianceBernstein: Administration Services Agreement between Annuity Investors Life Insurance Company and AllianceBernstein Investments, Inc. dated as of May 1, 2008. 10/

(k)	American Century: Shareholder Services Agreement dated November 10, 2004, between Annuity Investors Life Insurance Company and American Century Investment Services, Inc. 5/

3

(l)	American Century: Shareholder Information Agreement between American Century Investment Services, Inc. and Annuity Investors Life Insurance Company dated as of October 16, 2006. 10/

(m)	Calamos Advisors Trust: Participation Agreement among Calamos Advisors Trust, Calamos Advisors LLC, Calamos Financial Services LLC, and Annuity Investors Life Insurance Company. 8/
(i)	Calamos Advisors Trust: Amendment dated as of May 1, 2008 to Participation Agreement. 10/
(n)	Calamos: Administrative Services Agreement between Calamos Advisors LLC and Annuity Investors Life Insurance Company dated as of May 1, 2007. 10/

(o)	Calamos: Shareholder Information Agreement between Calamos Financial Services LLC and Annuity Investors Life Insurance Company dated as of November 26, 2007. 10/

(p)	Davis Variable Account Fund: Participation Agreement among Davis Variable Account Fund, Inc., Davis Distributors, LLC, and Annuity Investors Life Insurance Company. 8/
(i)	Davis Variable Account Fund: Amendment dated as of May 1, 2008 to Participation Agreement. 10/
(q)	Dreyfus: Letter Agreement dated July 1, 2002, between Annuity Investors Life Insurance Company and Dreyfus Service Corporation. 4/

(r)	Dreyfus: Amended and Restated Letter Agreement dated April 24, 1997, between The Dreyfus Corporation and Annuity Investors Life Insurance Company. 2/
(i)	Dreyfus: Amendment dated July 1, 2002, to the Amended and Restated Letter Agreement. 4/

(ii)	Dreyfus: Second Amendment dated December 1, 2004, to Agreement. 5/
(s)	Dreyfus Stock Index Fund: Participation Agreement dated November 21, 1995, between Annuity Investors Life Insurance Company and Dreyfus Life And Annuity Index Fund, Inc. (Dreyfus Stock Index Fund). 2/
(i)	Dreyfus Stock Index Fund: Amendment dated July 1, 2002, to Participation Agreement. 4/

4

(t)	Dreyfus Socially Responsible Growth Fund: Participation Agreement dated November 21, 1995, between Annuity Investors Life Insurance Company and The Dreyfus Socially Responsible Growth Fund, Inc. 2/
(i)	Dreyfus Socially Responsible Growth Fund: Amendment dated July 1, 2002, to Fund Participation Agreement. 4/
(u)	Dreyfus Variable Investment Fund: Participation Agreement dated November 21, 1995, between Annuity Investors Life Insurance Company and Dreyfus Variable Investment Fund. 2/
(i)	Dreyfus Variable Investment Fund: Amendment dated July 1 2002, to Participation Agreement. 4/

(ii)	Dreyfus: Third Amendment dated as of March 1, 2007, to Participation Agreement. 8/
(v)	Dreyfus: 2006 Supplemental Agreement (including Rule 22c-2 provisions) between Dreyfus Service Corporation and Annuity Investors Life Insurance Company as of October 1, 2006. 10/

(w)	DWS Variable Series I, Variable Series II and Investment VIT Funds: Amended and Restated Participation Agreement among Annuity Investors Life Insurance Company, DWS Variable Series I, DWS Variable Series II and DWS Investment VIT Funds, DWS Scudder Distributors, Inc. and Deutsche Investment Management Americas Inc. dates as of May 1, 2008. 10/

(x)	DWS: Administrative Services Letter Agreement between Annuity Investors Life Insurance Company and Deutsche Investment Management Americas Inc. dated as of May 1, 2008. 10/

(y)	DWS: Supplemental Agreement (Rule 22c-2) between DWS Scudder Distributors, Inc. and Annuity Investors Life Insurance Company dated as of March 29, 2007. 10/

(z)	FIVIT Ibbotson Portfolios: Fund Participation Agreement among Annuity Investors Life Insurance Company, Financial Investors Variable Insurance Trust (Ibbotson Portfolios), ALPS Advisers, Inc., and ALPS Distributors, Inc. 8/
(i)	FIVIT Ibbotson Portfolios: Amended Schedule dated as of January 25, 2008 to Fund Participation Agreement. 10/
(aa)	FIVIT Ibbotson Portfolios: Rule 22c-2 Shareholder Information Agreement between Financial Investors Variable Insurance Trust and Annuity Investors Life Insurance Company as of May 1, 2007. 10/

5

(bb)	Franklin Templeton Variable Insurance Products Trust: Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Annuity Investors Life Insurance Company and Great American Advisors, Inc. 8/
(i)	Franklin Templeton Variable Insurance Products Trust: Amendment No. 1 dated as of May 1, 2008 to Fund Participation Agreement. 10/
(cc)	Franklin Templeton Variable Insurance Products Trust: Administrative Services Agreement between Annuity Investors Life Insurance Company and Franklin Templeton Services, LLC. 10/

(dd)	Franklin Templeton: Shareholder Information Agreement between Franklin/Templeton Distributors, Inc. and Annuity Investors Life Insurance Company dated April 16, 2007. 10/

(ee)	Janus Aspen Series: Participation Agreement (Service Shares) dated March 1, 2001, between Janus Aspen Series and Annuity Investors Life Insurance Company. 4/
(i)	Janus Aspen Series: Amendment dated July 1, 2002, to Participation Agreement. 4/

(ii)	Janus Aspen Series: Amendment to Participation Agreement as of December 1, 2005. 7/

(iii)	Janus Aspen Series: Amendment to Participation Agreement dated as of May 1, 2008. 10/
(ff)	Janus: Distribution and Shareholder Services Agreement (Service Shares) dated May 1, 2001, between Annuity Investors Life Insurance Company and Janus Distributors, Inc. 4/

(gg)	Janus: Supplemental Agreement (Rule 22c-2) between Janus Distributors LLC and Annuity Investors Life Insurance Company dated as of August 14, 2006. 10/

(hh)	Neuberger Berman Advisers Management Trust: Participation Agreement dated July 1, 2002, among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc., and Annuity Investors Life Insurance Company. 4/

(ii)	Neuberger Berman: Letter Agreement dated July 1, 2002, between Neuberger Berman Management Inc. and Annuity Investors Life Insurance Company. 4/

6

(jj)	Neuberger Berman: Rule 22c-2 Shareholder Information Agreement between Neuberger Berman Management Inc. and Annuity Investors Life Insurance Company dated as of March 15, 2007. 10/

(kk)	Oppenheimer Variable Account Funds: Participation Agreement dated July 1, 2002, among Annuity Investors Life Insurance Company, Oppenheimer Variable Account Funds, and Oppenheimer Funds, Inc. 4/

(ll)	Oppenheimer Variable Account Funds: Participation Agreement between Annuity Investors Life Insurance Company and the Oppenheimer Variable Account Funds. 6/

(mm)	Oppenheimer: Letter Agreement dated July 1, 2002, between Annuity Investors Life Insurance Company and Oppenheimer Funds, Inc. 4/

(nn)	Oppenheimer: Shareholder Information Agreement between OppenheimerFunds Distributor, Inc. and Annuity Investors Life Insurance Company dated as of October 11, 2006. 10/

(oo)	PIMCO Variable Insurance Trust: Services Agreement dated July 1, 2002, between PIMCO Variable Insurance Trust and Annuity Investors Life Insurance Company. 4/

(pp)	PIMCO Variable Insurance Trust: Amendment dated December 1, 2004, to Participation Agreement among Annuity Investors Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Fund Distributors LLC. 5/

(qq)	PIMCO Variable Insurance Trust: Amendment effective as of May 1, 2005, to Participation Agreement among Annuity Investors Life Insurance Company, PIMCO Variable Insurance Trust, and Allianz Global Investors Distributors, LLC. 7/

(rr)	PIMCO: Services Agreement dated July 1, 2002, between Pacific Investment Management Company LLC and Annuity Investors Life Insurance Company. 4/

(ss)	PIMCO: Rule 22c-2 Amendment to Participation Agreement between Allianz Global Investors Distributors LLC and Annuity Investors Life Insurance Company dated as of April 4, 2007. 10/

7

(tt)	Van Kampen Universal Institutional Funds: Participation Agreement dated May 1, 1997, among Annuity Investors Life Insurance Company, Morgan Stanley Universal Funds, Inc. (now The Universal Institutional Funds, Inc.), Morgan Stanley Asset Management Inc. (now Morgan Stanley Investment Management Inc.), and Miller Anderson & Sherrerd, LLP (now Morgan Stanley Investments LP). 2/
(i)	Van Kampen Universal Institutional Funds: Amendment dated July 1, 2002, to Participation Agreement dated May 1, 1997. 4/

(ii)	Van Kampen Universal Institutional Funds: Amendment dated as of May 1, 2007, to Participation Agreement. 8/

(iii)	Van Kampen Universal Institutional Funds: Amendment dated as of May 1, 2008, to Participation Agreement. 10/
(uu)	Van Kampen: Letter Agreement dated July 1, 2002, among Annuity Investors Life Insurance Company, Morgan Stanley Investment Management Inc., and Morgan Stanley Investments LP. 4/

(vv)	Van Kampen: Shareholder Information Agreement between Morgan Stanley Distribution, Inc. and Annuity Investors Life Insurance Company dated as of March 1, 2007. 10/

(ww)	Wilshire Variable Insurance Trust: Fund Participation Agreement among Wilshire Variable Insurance Trust, PFPC Distributors, Inc., and Annuity Investors Life Insurance Company. 8/
(9)	Opinion and Consent of Counsel. 11/

(10)	Consent of Independent Registered Public Accounting Firm. 11/

(11)	Not Applicable.

(12)	Not Applicable.

(99)	Powers of Attorney. 11/

1/	Incorporated by reference to Form N-4 filed on behalf of Annuity Investors Variable Account B on December 23, 1996.

1933 Act File No. 333-19725, 1940 Act File No. 811-08017

2/	Incorporated by reference to Pre-Effective Amendment No. 1 filed on behalf of Annuity Investors Variable Account B on June 3, 1997.

1933 Act File No. 333-19725, 1940 Act File No. 811-08017

8

3/	Incorporated by reference to Post-Effective Amendment No. 3 filed on behalf of Annuity Investors Variable Account B on November 17, 1998.

1933 Act File No. 333-51955, 1940 Act File No. 811-08017

4/	Incorporated by reference to Pre-Effective Amendment No. 1 filed on behalf of Annuity Investors Variable Account C on July 25, 2002.

1933 Act File No. 333-88300, 1940 Act File No. 811-21095,

5/	Incorporated by reference to Post-Effective Amendment No. 5 filed on behalf of Annuity Investors Variable Account C on or about March 1, 2005.

1933 Act File No. 333-88302, 1940 Act File No. 811-21095

6/	Incorporated by reference to Post-Effective Amendment No. 10 filed on behalf of Annuity Investors Variable Account A on or about April 27, 2005.

1933 Act File No. 033-65409, 1940 Act File No. 811-07299

7/	Incorporated by reference to Post-Effective Amendment No. 18 filed on behalf of Annuity Investors Variable Account B on April 28, 2006.

1933 Act File No. 333-19725, 1940 Act File No. 811-08017

8/	Incorporated by reference to Post-Effective Amendment No. 14 filed on behalf of Annuity Investors Variable Account B on May 1, 2007.

1933 Act File No. 333-19725, 1940 Act File No. 811-08017

9/	Incorporated by reference to Pre-Effective Amendment No. 1 filed on behalf of Annuity Investors Variable Account C on April XX, 2008.

1933 Act File No. 333-148387, 1940 Act File No. 811-21095

10/	To be filed by post-effective amendment.

11/	Filed herewith.

9

Item 25.
Directors and Officers of Annuity Investors Life Insurance Company
The principal business address of each director and officer of Annuity Investors Life Insurance Company is 250 East Fifth Street, Cincinnati, Ohio 45202.

Name	Positions and Offices With the Company
Stephen Craig Lindner	Director

Christopher P. Miliano	Director

Mark Francis Muething	Director and Executive Vice President & Secretary

Michael J. Prager	Director

Charles R. Scheper	Director and President & Chief Executive Officer

Richard L. Magoteaux	Executive Vice President, Chief Financial Officer-Operations & Treasurer

John P. Gruber	Senior Vice President, General Counsel & Chief Compliance Officer

Adrienne Kessling	Senior Vice President-Operations

Mathew Dutkiewicz	Senior Vice President

Catherine A. Crume	Vice President

James L. Henderson	Vice President

Dale Herr	Vice President

Richard Crago	Assistant Vice President & Appointed Actuary

William T. Gaynor, Jr.	Assistant Vice President & Assistant General Counsel

Robert D. Davis	Assistant Vice President

D. Quentin Reynolds	Assistant Vice President

Rebecca J. Schriml	Assistant Vice President

Brian Sponaugle	Assistant Vice President

William C. Ellis	Assistant Treasurer

Thomas E. Mischell	Assistant Treasurer

10

Item 26.
Persons Controlled by or Under Common Control with the Depositor and Registrant
The Depositor, Annuity Investors Life Insurance Company is a wholly-owned subsidiary of Great American Life Insurance Company, which is a wholly-owned subsidiary of Great American Financial Resources, Inc.
Annuity Investors Variable Account C is a segregated asset account of Annuity Investors Life Insurance Company.
A chart indicating the persons controlled by or under common control with the Company is hereby incorporated by reference to Part C in Pre-Effective Amendment No. 1 filed on behalf of Annuity Investors Variable Account C (Transition20) on or about April 25, 2008 (1933 Act File No. 333-148387, 1940 Act File No. 811-21095.

11

Item 27.
Number of Contract Owners
As of April 15, 2008, there were no contract owners of Flex(b) individual flexible premium deferred variable annuity contracts.
Item 28.
Indemnification
The Code of Regulations of Annuity Investors Life Insurance Company provides in Article V as follows:
The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other persons whom it may indemnify pursuant thereto.
Insofar as indemnification for liability arising under the Securities Act of 1933 (“1933 Act”) may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
The directors and officers of Annuity Investors Life Insurance Company are covered under a Directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term “loss” means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term “Wrongful Acts” means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA, in the name of American Premier Underwriters, Inc.

12

Item 29.
Principal Underwriter
(a)	Great American Advisors, Inc. is the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940. It is also the underwriter and distributor of Annuity Investors Variable Account C.

Great American Advisors, Inc. does not act as a principal underwriter, depositor, sponsor or investment adviser for any investment company other than Annuity Investors Variable Account A, Annuity Investors Variable Account B, and Annuity Investors Variable Account C.
(b)	Directors and Officers of Great American Advisors, Inc.

The principal business address of each director and officer of Great American Advisors, Inc. is 525 Vine Street, 7th Floor, Cincinnati, Ohio 45202.

Name	Position with Great American Advisors, Inc.
James Lee Henderson	President and Director

James T. McVey	Chief Operating Officer & Senior Vice President and Director

Mark Francis Muething	Vice President & Secretary and Director

Peter J. Nerone	Vice President

Paul Ohlin	Treasurer

Shawn Mihal	Chief Compliance Officer
(c)	Required information is included in, and incorporated by reference to, Part B of this Registration Statement.
Item 30.
Location of Accounts and Records
All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained at the Company’s Administrative Office.
Item 31.
Management Services
Not Applicable.

13

Item 32.
Undertakings
(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the Contracts may be accepted.
(b)	Registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.
(c)	Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.
(d)	The Company represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

14

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on the 22nd day of April, 2008.
ANNUITY INVESTORS® VARIABLE ACCOUNT C
(Registrant)
By: /s/ Charles R. Scheper
Charles R. Scheper*
President, Chief Executive Officer and Director
Annuity Investors Life Insurance Company®
ANNUITY INVESTORS LIFE INSURANCE COMPANY®
(Depositor)
By: /s/ Charles R. Scheper
Charles R. Scheper*
President, Chief Executive Officer and Director
As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Charles R. Scheper Charles R. Scheper*	Chief Executive Officer and Director	April 22, 2008

/s/ Richard L. Magoteaux Richard L. Magoteaux*	Treasurer	April 22, 2008

/s/ Stephen Craig Lindner Stephen Craig Lindner*	Director	April 22, 2008

/s/ Christopher Miliano Christopher Miliano*	Director	April 22, 2008

/s/ Mark Francis Muething Mark Francis Muething*	Director	April 22, 2008

/s/ Michael J. Prager Michael J. Prager*	Director	April 22, 2008

/s/ John P. Gruber
*John P. Gruber, as Attorney-in-Fact		April 22, 2008

1

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4a	Form of Individual Flexible Premium Deferred Variable Annuity Contract (P1814707)

9	Opinion and Consent of Counsel

10	Consent of Independent Registered Public Accounting Firm

99	Powers of Attorney

2